
13001466

FLEXTRONICS PLATFORM 2013

EAL-TIME
NFORMATION



Visibility



Risk



Execution



Any App

SPEED

ND-TO-END
ERVICES



Innovation



Engineering



Logistics



Supply Chain

SCOPE

HYSICAL
NFRASTRUCTURE



100+ Sites



30+ Countries



200K People



Global Scale

SCALE

To Our Shareholders

Fiscal 2013 was a challenging year. We operated in a very difficult macro environment, resulting in revenue forecast reductions that created a continuous headwind throughout the year. In addition, we accelerated our disengagement of manufacturing and assembly services with our largest smartphone customer, causing a reduction in revenue of more than $2 billion. In the face of this difficult backdrop, a couple of our divisions did not perform up to expectations, most notably our Multek printed circuit board business.

Over the past year, we closed four strategic acquisitions, which enhanced our end-to-end capabilities in the areas of automotive, energy, mechanicals, and medical and advanced capabilities like microelectronics. These acquisitions expanded our addressable market for services, expanded relationships with existing customers, and brought in new customers. We continue to focus our acquisition spend on capabilities supporting our higher margin, longer product life cycle businesses that we believe will yield lower volatility.


FLEXTRONICS PLATFORM
REAL-TIME INFORMATION
Visibility
Risk
Execution
Any App
END-TO-END SERVICES
Innovation
Engineering
Logistics
Supply Chain
PHYSICAL INFRASTRUCTURE
100+ Sites
30+ Countries
200K People
Global Scale

However, we proactively addressed our most pressing challenges while simultaneously generating over $1.1 billion in cash flow from operations and $680 million in free cash flow which was above the targeted level of $500 million, repurchased 52 million shares of our stock, and improved our long-term capital structure with a new bond offering. Operationally we repositioned our power division to achieve profitability in fiscal 2013 while also growing revenue 17% year-over-year. The success of our turnaround in power has spawned the template for Multek's restructuring plan which is also targeting a return to profitability late in fiscal 2014. Not to be overlooked this past year is the fact that we achieved record bookings distributed broadly across a wide range of customers and end-markets. These bookings came as a result of honing our differentiated and broad physical infrastructure, strengthening our end-to-end services and capabilities, and investing in tying it all together through real-time information and IT investments.

While we are acutely aware of how competitive our environment is, we are rapidly evolving into a worldwide supply chain solutions company, built on a massive physical infrastructure, a robust suite of end-to-end services and all powered by a differentiating real-time information layer. We believe that our investments in building this "platform" have helped us reduce cost, improve supply chain velocity, and lower risk for our customers which is attracting new business into Flextronics. We continue to strengthen this core platform, enhancing our ability to capture profitable growth with our existing and new customers.

We go to market on the power of over 200,000 employees spread across more than 30 countries providing end-to-end supply chain solutions. It is our mission to prove to both our current and potential customers that *not* being on the ***Flextronics Platform*** is a competitive disadvantage.

Physical Infrastructure

Few companies in the world today have the scale of our broad-based physical infrastructure, so our ability to add value anywhere in the world, with any one of a number of our end-to-end services, to virtually any size company is unmatched. There are powerful forces driving the regionalization of manufacturing including the emergence of a global middle class, shortened product life cycles, and technology disruptions that are literally changing how we live. A much written about component of this regionalization is re-shoring back to the USA where Flextronics has over 6 million square feet of manufacturing capacity and world-class capabilities. In addition, we have regional leadership positions in Eastern Europe, Southeast Asia, India, Mexico, and Brazil which is a competitive differentiator and increasingly important as manufacturing continues to move closer to consumption.

End-to-End Services

We continue to refine and strengthen our end-to-end services that complement and run on top of our powerful physical infrastructure. We have a clear focus on increasing the value we provide to our current and prospective customers.

We bolstered our end-to-end services centered on innovation and, as a result, our product innovation centers or PICs were born. During fiscal 2013 we opened several PICs around the world, and they are being extremely well-received by customers, with new product innovation introductions more than doubling this year alone. We originally planned these PICs for smaller companies that did not necessarily have broad resources or capabilities to design and manufacture next generation products. However, we've discovered that our largest and most capable customers, in addition to these smaller super-innovative customers, are also fully embracing our PICs in the way we envisioned.

With regard to our engineering services, we have focused on improving this very valuable asset. We have over 3,000 design engineers and we've hired a new chief technology officer to define technology roadmaps around capabilities that are required to enable us to serve our most leading edge customers and take them into the future.

We continue to differentiate our offering through our logistics services, where we have a global services offering generating over $1 billion in sales. We are focused on helping companies take their logistics services to the next level. Whether it is forward logistics, reverse logistics, repair & warranty, spare parts logistics, or hubbing for vendor managed inventory, we have a solution that takes advantage of the powerful ***Flextronics Platform***. Our customers get the most value from our logistics offerings when they combine them with our physical manufacturing infrastructure and other capabilities to generate breakthrough levels of performance.

Lastly, supply chain services refers to our work helping customers reconfigure their end-to-end supply chains. We're working tirelessly to enable customers to optimize, rationalize, and regionalize their supply chains for the future. We are uniquely positioned to be the partner of choice to enable global brands to bring their products to market regionally and to enable local brands to bring their products to market globally.

Real-Time Information

The final layer of our platform, and the newest, is real-time information. *Real-time information creates knowledge and knowledge enables more accurate decisions.* In order for our customers to manage the supply chains of the future and keep up with the rate of change as product introduction cycles shorten, they need information that enables improved visibility, better risk management, and best-in-class execution. For this reason, we've increased our investment in our information technology resources to make information real-time accessible in the cloud and actionable for our customers that need to react instantaneously. Ultimately, we view our real-time information layer as something that is supported by IT assets inside Flextronics that are integrated to create solutions that increase our customers' competitiveness when managing supply chains of the future.

Our platform has now been built, but we are not at the end of this journey; we are just at the beginning. We will continue to improve and invest in our platform as we focus on the speed of real-time information, the scope of end-to-end services, and the differentiated scale of the infrastructure we've spent the past 20 plus years building. We are also changing our go-to-market approach to demonstrate the transformational power of the ***Flextronics Platform*** with our customers. Our platform is positioned to help our customers run the supply chains of the future, and we take our role as a leader in world-wide supply chain solutions very seriously.

In conclusion, fiscal 2013 was a challenging year for our company, but also a defining one. We began to implement our ***Flextronics Platform*** approach with much success. Our record bookings, strong cash flow generation, and strategic acquisitions focused on enhancing our end-to-end capabilities all position us to perform better in fiscal 2014 and going forward. We believe we are in possession of an enviable competitive position and we are intently focused on the execution of our platform in order to deliver value for our investors. We will continue to drive accountability on all levels of our organization to further improvement and to achieve future success.

We are optimistic about our company's future and our ability to provide industry defining supply chain solutions that fuel profitable growth. Our objective is to take our differentiated platform and apply it to create real value. Value for our customers, value for Flextronics and our employees, and most importantly, value for our shareholders.

Sincerely,



Mike McNamara
Chief Executive Officer

* Free cash flow is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the most comparable GAAP measure is available on the Summary Financials page of the Investor Relations section of our website at www.flextronics.com.

** Please see "Forward Looking Statements" on the Shareholder Information page of this Annual Report.

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FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

To our Shareholders:

On July 29, 2013, we will hold two general meetings of our shareholders at our U.S. corporate offices located at 6201 America Center Drive, San Jose, CA 95002, U.S.A. Our 2013 annual general meeting of shareholders will begin at 9:00 a.m., California time. We will also hold an extraordinary general meeting of shareholders at 10:00 a.m., California time, or immediately following the conclusion or adjournment of our 2013 annual general meeting.

The matters to be voted upon at each meeting are listed in the notices that follow this letter and are described in more detail in the accompanying joint proxy statement. We urge you to read the entire joint proxy statement carefully before returning your proxy cards. Part I of the accompanying joint proxy statement provides general information about the meetings, Part II describes the proposals to be voted upon at the 2013 annual general meeting of shareholders and related information, Part III describes the proposal to be voted upon at the extraordinary general meeting of shareholders, and Part IV provides additional information, including information about our executive officers and their compensation.

IMPORTANT NOTE REGARDING PROXY CARDS: If you are a registered shareholder, you will receive at least two proxy cards—one for the 2013 annual general meeting and one for the extraordinary general meeting. It is very important that you return all proxy cards to ensure that your vote is represented at the relevant meetings. Whether or not you plan to attend the meetings, please complete, date and sign the enclosed proxy cards and return them in the enclosed envelope as promptly as possible so that your shares may be represented at the relevant meetings and voted in accordance with your wishes.

You may revoke your proxies at any time prior to the time they are voted. Shareholders who are present at the meetings may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Sincerely,



Joanne Chia Hui Min

Company Secretary

Singapore

June 12, 2013

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 29, 2013

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 6201 America Center Drive, San Jose, CA 95002, U.S.A, at 9:00 a.m., California time, on July 29, 2013, for the following purposes:

- To re-elect the following directors: H. Raymond Bingham and Willy C. Shih (*Proposal No. 1*);
- To re-appoint Lawrence A. Zimmerman as a director of Flextronics (*Proposal No. 2*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2014 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration (*Proposal 3*);
- To approve a general authorization for the Directors of Flextronics to allot and issue ordinary shares (*Proposal 4*);
- To hold a non-binding, advisory vote on executive compensation (*Proposal 5*); and
- To approve a resolution permitting our non-employee directors to receive compensation in cash or shares of the Company's stock, at each director's election (*Proposal 6*).

The full text of the resolutions proposed for approval by our shareholders is as follows:

As Ordinary Business

1. To re-elect each of the following directors, who will retire by rotation pursuant to Article 95 of our Articles of Association, to the Board of Directors:

(a) Mr. H. Raymond Bingham; and

(b) Dr. Willy C. Shih.

2. To re-appoint Mr. Lawrence A. Zimmerman, who was appointed as a director by the Board of Directors pursuant to Article 101 of our Articles of Association effective as of October 31, 2012, and who will be seeking re-appointment as a director pursuant to Section 153(6) of the Singapore Companies Act, Cap. 50, to hold office as a director from the date of the 2013 annual general meeting until our next annual general meeting.

3. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2014, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

As Special Business

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Articles of Association, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital; and/or

(ii) make or grant offers, agreements or options that might or would require ordinary shares in our capital to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into ordinary shares in our capital),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in our Articles of Association; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue ordinary shares in our capital in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force,

and that such authority shall continue in force until the conclusion of our next annual general meeting or the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

5. To consider and put to a non-binding, advisory vote the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flextronics approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying joint proxy statement captioned 'Executive Compensation."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flextronics or its Board of Directors.

6. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for Flextronics to change the Company's structure of its non-employee director compensation program such that each non-employee Director shall receive his or her compensation in the form of Company shares, cash, or a combination thereof at the election of each Director."

7. To transact any other business which may properly be put before the annual general meeting.

Notes

Singapore Financial Statements. At the 2013 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited accounts for the fiscal year ended March 31, 2013, together with the reports of the directors and auditors thereon, in compliance with Singapore law. Shareholder approval of our audited accounts is not being sought by this joint proxy statement and will not be sought at the 2013 annual general meeting.

Eligibility to Vote at Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on June 3, 2013 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 29, 2013, the date of the 2013 annual general meeting, will be entitled to vote at the 2013 annual general meeting.

Quorum. Representation of at least 33$^{1}/3$% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the 2013 annual general meeting.

Proxies. A shareholder entitled to attend and vote at the 2013 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the 2013 annual general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLC) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or other nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual general meeting of shareholders.

By order of the Board of Directors,



Joanne Chia Hui Min

Company Secretary

Singapore

June 12, 2013

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 29, 2013

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of an extraordinary general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 6201 America Center Drive, San Jose, CA 95002, U.S.A., on July 29, 2013 at 10:00 a.m., California time, or immediately following the conclusion or adjournment of our 2013 annual general meeting of shareholders (which is being held at 9:00 a.m., California time on the same day and at the same place). The extraordinary general meeting of shareholders is being held for the purpose of approving a renewal of the Share Purchase Mandate permitting Flextronics to purchase or otherwise acquire its own issued ordinary shares.

We are asking our shareholders to approve this renewal of the Share Purchase Mandate at the extraordinary general meeting in order to provide the Company with additional flexibility in the number of shares that it may repurchase pursuant to the Share Purchase Mandate.

In accordance with the provisions of the Singapore Companies Act, Cap. 50, the Share Purchase Mandate generally permits us to purchase up to an aggregate of 10% of the total number of our issued ordinary shares, calculated based on the greater of the total number of issued ordinary shares outstanding as of (x) the date of our last annual general meeting of shareholders and (y) the date on which the Share Purchase Mandate renewal is approved. All shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that precedes the meeting at which the mandate is renewed) are subject to this 10% limitation. For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2013 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time after the date of our 2012 annual general meeting. By holding an extraordinary general meeting after our 2013 annual general meeting for the purpose of approving the renewal of the Share Purchase Mandate, the applicable date of our last annual general meeting of shareholders will be the date of the 2013 annual general meeting (rather than the date of the 2012 annual general meeting) and we will not need to reduce the number of shares that we can repurchase by any shares repurchased between the 2012 and 2013 annual general meetings. For additional information on this proposal, please refer to the joint proxy statement accompanying this notice.

The full text of the resolution proposed for approval by our shareholders is as follows:

1. **To pass the following resolution as an Ordinary Resolution:**

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to:

(i) purchase or otherwise acquire issued ordinary shares in the capital of the company not exceeding in aggregate the number of issued ordinary shares representing 10% of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date); or

(ii) in the event that the Singapore Minister for Finance prescribes by notification such higher percentage in excess of 10% pursuant to Section 76B(3) of the Singapore Companies Act, Cap. 50, purchase or otherwise acquire issued ordinary shares in the capital of the company not exceeding in aggregate the number of issued ordinary shares representing the percentage that is equivalent to the higher of:

(1) (where the Singapore Minister for Finance prescribes by notification a percentage equivalent to or in excess of 20%), 20%; or

(2) any other percentage that is lower than the percentage specified in sub-paragraph (1) above (but exceeds 10%) as prescribed by the Singapore Minister for Finance,

of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 150% of the Prior Day Close Price, which means the closing price of our ordinary shares as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

2. To transact any other business which may properly be put before the extraordinary general meeting.

Notes

Eligibility to Vote at Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on June 3, 2013 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 29, 2013, the date of the extraordinary general meeting, will be entitled to vote at the extraordinary general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the extraordinary general meeting.

Proxies. A shareholder entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for holding the extraordinary general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLC) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or other nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our extraordinary general meeting of shareholders.

Disclosure Regarding Share Purchase Mandate Funds. Only funds legally available for purchasing or acquiring our issued ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued ordinary shares. The amount of financing required for us to purchase or acquire our issued ordinary shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on the number of ordinary shares purchased or acquired and the price at which such ordinary shares are purchased or acquired and whether the ordinary shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the company and its subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our financial condition and cash flows.

By order of the Board of Directors,



Joanne Chia Hui Min

Company Secretary

Singapore

June 12, 2013

You should read the entire joint proxy statement carefully prior to returning your proxy cards.

Important Notice Regarding the Availability of Proxy Materials for the 2013 annual general meeting of Shareholders and the Extraordinary General Meeting of Shareholders to Be Held on July 29, 2013. The accompanying joint proxy statement and our annual report to shareholders are available on our website at *www.flextronics.com/proxymaterials*.

Table of Contents

ELECTRONIC DELIVERY OF OUR SHAREHOLDER COMMUNICATIONS

We strongly encourage our shareholders to conserve natural resources, as well as significantly reduce our printing and mailing costs, **by signing up to receive your shareholder communications via e-mail.** With electronic delivery, we will notify you when the annual report and the joint proxy statement are available on the Internet. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery:

1. If you are a registered holder (that is, you hold your Flextronics ordinary shares in your own name through our transfer agent, Computershare Investor Services, LLC), visit: *www.computershare.com/us/ecomms* to enroll. Under Option 2, select Flextronics from the drop-down box of companies, then enter your account number and zip code (or family/last name if outside the United States).

2. If you are a beneficial holder (that is, your shares are held by a brokerage firm, a bank or other nominee), the voting instruction form provided by most banks or brokers will contain instructions for enrolling in electronic delivery.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Investor Relations department at (408) 576-7985.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We have elected to provide access to our proxy materials to (i) our registered shareholders by mailing them a full set of proxy materials, including a proxy card, unless the shareholder previously consented to electronic delivery, and (ii) our beneficial holders by notifying them of the availability of our proxy materials on the Internet. For beneficial holders and registered shareholders who previously consented to electronic delivery, instructions on how to request a printed copy of our proxy materials may be found in the Notice of Availability of Proxy Materials on the Internet.

FLEXTRONICS INTERNATIONAL LTD.

JOINT PROXY STATEMENT

FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 29, 2013
9:00 a.m. (California Time)

AND AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 29, 2013
10:00 a.m. (California Time)
(or immediately following the conclusion or adjournment of the 2013 annual general meeting)

Both meetings to be held at our U.S. corporate offices
6201 America Center Drive,
San Jose, CA 95002, U.S.A.

PART I—INFORMATION ABOUT THE MEETINGS

We are furnishing this joint proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2013 annual general meeting of our shareholders and an extraordinary general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notices of annual general meeting and extraordinary general meeting that accompany this joint proxy statement. Unless the context requires otherwise, references in this joint proxy statement to "the company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Proxy Mailing. This joint proxy statement and the enclosed proxy cards were first mailed on or about June 12, 2013 to shareholders of record as of June 3, 2013.

Costs of Solicitation. The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our ordinary shares forward copies of the proxy and other soliciting materials to persons for whom they hold ordinary shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained Georgeson Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $8,000, plus reimbursement of reasonable expenses.

Registered Office. The mailing address of our registered office is No. 2 Changi South Lane, Singapore 486123.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The close of business on June 3, 2013 is the record date for shareholders entitled to notice of our 2013 annual general meeting and the extraordinary general meeting. All of the ordinary shares issued and outstanding on July 29, 2013, the date of both the annual general meeting and the extraordinary general meeting, are entitled to be voted at each of the annual general meeting and the extraordinary general meeting, and shareholders of record on July 29, 2013 and entitled to vote at each such meeting will, on a poll, have one vote for each ordinary share so held on the matters to be voted upon. As of June 3, 2013, we had 622,949,476 ordinary shares issued and outstanding.

Proxies. Ordinary shares represented by proxies in the forms accompanying this joint proxy statement that are properly executed and returned to us will be voted at the 2013 annual general meeting and the extraordinary general meeting, as applicable, in accordance with our shareholders' instructions.

If your ordinary shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name", you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form for you to use to direct how your shares should be voted.

Quorum and Required Vote. Representation at each of the 2013 annual general meeting and the extraordinary general meeting of at least 33⅓% of all of our issued and outstanding ordinary shares is required to constitute a quorum to transact business at each meeting.

The affirmative vote by a show of hands of at least a majority of the shareholders present and voting, or, if a poll is demanded by the chair or by holders of at least 10% of the total number of our paid-up shares in accordance with our Articles of Association, a simple majority of the shares voting, is required (i) at the 2013 annual general meeting, to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint the director nominated pursuant to Proposal No. 2, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 3, to approve the ordinary resolution contained in Proposal No. 4, to approve the non-binding, advisory resolution contained in Proposal No. 5, to approve the ordinary resolution contained in Proposal No. 6, and (ii) at the extraordinary general meeting, to approve the ordinary resolution to approve the renewal of the Share Purchase Mandate. Consistent with the company's historical practice, the chair of each of the 2013 annual general meeting and the extraordinary general meeting will demand a poll in order to enable the ordinary shares represented in person or by proxy to be counted for voting purposes.

Under the Singapore Companies Act (Cap. 50), which we refer to as the Singapore Companies Act or the Companies Act, where there is a contested election, a nominee must oppose a specific Board nominated nominee for a vacant Board seat, and in such case, only the candidate receiving the greater number of affirmative votes and which represents a simple majority of affirmative votes of shareholders present and voting on the matter will be elected.

Abstentions and Broker Non-Votes. Abstentions and "broker non-votes" are considered present and entitled to vote at each of the 2013 annual general meeting and the extraordinary general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee has not received directions from the beneficial owner and does not have discretionary power to vote on that particular proposal. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against the re-appointment of our independent auditors and for or against the approval of the general authorization for our directors to allot and issue ordinary shares, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this joint proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals.** If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this joint proxy statement other than the re-appointment of our independent auditors and the approval of the general authorization for our directors to allot and issue ordinary shares.

If you are a registered shareholder, in the absence of contrary instructions, shares represented by proxies submitted by you will be voted (i) at the 2013 annual general meeting: "FOR" the Board nominees in Proposal Nos. 1 and 2 and "FOR" Proposal Nos. 3 through 6; and (ii) at the extraordinary general meeting: "FOR" the proposal to approve the Share Purchase Mandate. Our management does not know of any matters to be presented at the 2013 annual general meeting or the extraordinary general meeting other than those set forth in this joint proxy statement and in the notices accompanying this joint proxy statement. If other matters should properly be put before either of the meetings, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2013 annual general meeting or the extraordinary general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your ordinary shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2013 annual general meeting or extraordinary general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

Singapore Financial Statements; Monetary Amounts. We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report which will be delivered to our shareholders prior to the date of the 2013 annual general meeting. Except as otherwise stated herein, all monetary amounts in this joint proxy statement have been presented in U.S. dollars.

PART II—PROPOSALS TO BE CONSIDERED AT THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROPOSAL NOS. 1 AND 2: RE-ELECTION AND RE-APPOINTMENT OF DIRECTORS

Article 95 of our Articles of Association requires that at each annual general meeting one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors), are required to retire from office. The directors required to retire in each year are those who have been in office the longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Under Article 91 of our Articles of Association, any director holding office as a Chief Executive Officer shall not be subject to retirement by rotation, unless the Board of Directors determines otherwise, or be taken into account in determining the number of directors required to retire by rotation. As a result, Mr. McNamara, our Chief Executive Officer and one of our directors, is not subject to retirement by rotation or taken into account in determining the number of directors required to retire by rotation. Under Article 101 of our Articles of Association, any director appointed by the Board to fill a vacancy or as an additional director shall not be taken into account in determining the number of directors required to retire by rotation. As a result, Mr. Lawrence A. Zimmerman, who was appointed as an additional director by our Board in accordance with Article 101 of our Articles of Association, is not taken into account in determining the number of directors required to retire by rotation.

Retiring directors are eligible for re-election. Mr. H. Raymond Bingham and Dr. Willy C. Shih are the members of our Board of Directors who will retire by rotation at our 2013 annual general meeting. Mr. Bingham and Dr. Shih are eligible for re-election and have been nominated to stand for re-election at the 2013 annual general meeting. If either Mr. Bingham or Dr. Shih fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he will not be re-elected to the Board and the number of incumbent Directors comprising the Board of Directors will be reduced accordingly. Abstentions, if any, will have no effect.

On October 31, 2012, Mr. Robert L. Edwards resigned from his position as a director of the company and Mr. Lawrence A. Zimmerman was appointed as a director by the Board pursuant to Article 101 of our Articles of Association. In accordance with Article 101 of our Articles of Association, Mr. Zimmerman will cease to hold office at the 2013 annual general meeting unless re-elected or re-appointed by our shareholders. In addition, we received notification from Mr. Zimmerman that he has reached the age of 70 years prior to the date of the 2013 annual general meeting. Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. Mr. Zimmerman is eligible for re-appointment and will be seeking re-appointment as a director of the Company at the 2013 annual general meeting pursuant to Section 153(6) of the Companies Act.

The proxy holders intend to vote all proxies received by them in the accompanying form of proxy card for the nominees for directors listed below under "Nominees to our Board of Directors." In the event that any nominee is unable or declines to serve as a director at the time of the 2013 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors of the company, in accordance with Article 100 of our Articles of Association, to fill the vacancy.

As of the date of this joint proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

Qualifications of Directors and Nominees

Headquartered in Singapore, we are a leading global provider of advanced design, manufacturing and services to original equipment manufacturers ("OEMs") in the following markets:

- High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, defense and aerospace businesses;
- High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets and printers;
- Industrial and Emerging Industries ("IEI"), which is comprised of our large household appliances, equipment, and emerging industries businesses; and
- Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

We are a globally-recognized leading provider of end-to-end, global supply chain services through which we design, build, ship and service a complete packaged electronic product for our customers worldwide. We provide our services through a network of facilities in over 30 countries across four continents. We have established this extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the outsourcing needs of both multinational and regional OEMs. Our services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles.

Our Nominating and Corporate Governance Committee is responsible for assessing the composition and performance of the Board of Directors and Committees of the Board of Directors and for recruiting, evaluating and recommending candidates to be presented for appointment or election to serve as members of the Board of Directors. In evaluating our Board of Directors, our Nominating and Corporate Governance Committee has considered that our directors, including our nominees for election as directors, have experience as officers, directors and private equity investors of large, complex technology companies. In these positions, they have also gained experience in core management skills that are important to their service on our Board of Directors, such as international business, supply chain management, strategic and financial planning, compliance, risk management, intellectual property matters and leadership development. Our directors also have experience serving on the boards of directors and board committees of other public companies, which provides them with an understanding of current corporate governance practices and trends and executive compensation matters. Our Nominating and Corporate Governance Committee also believes that our directors have other key attributes that are important to an effective board, including the highest professional and personal ethics and values, a broad diversity of business experience and expertise, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically.

In addition to the qualifications described above, the Nominating and Corporate Governance Committee also considered the specific experience described in the biographical details that follow in determining whether each individual nominee or director should serve on our Board of Directors.

Nominees to our Board of Directors

H. Raymond Bingham (age 67)—Mr. Bingham has served as our non-executive Chairman of the Board since January 2008 and as a member of our Board of Directors since October 2005. He is an Advisory Director of General Atlantic LLC, a global private equity firm, and from 2006 to 2010 was a Managing Director of General Atlantic. Previously, Mr. Bingham served in various positions with Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from 1997 through 2005, most recently as its Executive Chairman from May 2004 to July 2005, director from November 1997 to April 2004, President and Chief Executive Officer from April 1999 to May 2004, and Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves on the boards of Fusion-io, Inc., STMicroelectronics, Dice Holdings, Inc., Spansion, Inc. and Oracle Corporation. Mr. Bingham was named a 2009 Outstanding Director by the Outstanding Director Exchange, a division of the Financial Times; and Mr. Bingham also serves as a director of the Silicon Valley Education Foundation and as a board member of the National Parks Conservation Association.

Mr. Bingham's distinguished career and his extensive executive leadership experience, serving as a chief executive officer, chief financial officer and director of large international corporations, provides the Board with the critical perspective of someone familiar with all facets of an international enterprise.

Willy C. Shih, Ph.D. (age 61)—Dr. Shih has served as a member of our Board of Directors since January 2008. Dr. Shih is currently a Professor of Management Practice at the Harvard Business School, a position he has held since January 2007. Dr. Shih's broad industry career experience includes significant accomplishments for globally recognized organizations such as Kodak, IBM, Silicon Graphics and Thomson. From August 2005 to September 2006, Dr. Shih served as Executive Vice President of Thomson, a provider of digital video technologies. He was an intellectual property consultant from February to August 2005, and from 1997 to 2005 served as Senior Vice President of Eastman Kodak Company. Dr. Shih holds a Ph.D. in Chemistry from the University of California, Berkeley and S.B. degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology. Dr. Shih also served on the board of directors of Atheros Communications, Inc.

Dr. Shih's broad experience in the technology industry and with international corporations, as well as his current role at a premier educational institution, provide the Board with key perspectives relating to the company's operations and ongoing initiatives. In addition, Dr. Shih's experience in teaching and consulting provide him with significant insight into strategic alternatives that are available to technology companies.

Lawrence A. Zimmerman (age 70)—Mr. Zimmerman has served as a member of our Board of Directors since October 2012. Mr. Zimmerman has extensive experience in corporate finance and accounting, having previously served as vice chairman and chief financial officer from 2009 to 2011 and as executive vice president and chief financial officer from 2002 to 2009, at Xerox Corporation. Prior to that, he spent 32 years with IBM, holding various senior finance positions, including corporate controller. Mr. Zimmerman currently serves as a director of CSC, Brunswick Corporation and Delphi Automotive.

Mr. Zimmerman's distinguished career and his extensive experience in corporate finance and accounting, serving as a chief financial officer and corporate controller of large international corporations, provides the Board with the critical perspective of someone familiar with all facets of corporate finance and accounting.

Directors Not Standing for Re-election

James A. Davidson (age 53)—Mr. Davidson has served as a member of our Board of Directors since March 2003. He is a Co-Founder, Managing Partner and Managing Director of Silver Lake Partners, a private equity investment firm. Mr. Davidson also serves on the board of a number of private companies and until March 9, 2011, served on the board of Avago Technologies Limited, a public company that specializes in analog, mixed-signal and optoelectronic components and subsystems. From 1990 to 1998, Mr. Davidson was an investment banker with Hambrecht & Quist, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro.

Mr. Davidson's depth of experience in financial and investment matters and his familiarity with a broad range of companies in the technology, technology-enabled, and related growth industries, as well as his legal background and expertise, enable him to provide invaluable experience to the Board in these areas.

Michael M. McNamara (age 56)—Mr. McNamara has served as a member of our Board of Directors since October 2005, and as our Chief Executive Officer since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 until January 2006, as President, Americas Operations from April 1997 through December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the board of Workday, Inc. and is on the Advisory Board of Tsinghua University School of Economics and Management. Mr. McNamara previously served on the board of Delphi Automotive LLP and MEMC Electronic Materials, Inc.

Mr. McNamara's long service with the company, extensive leadership and management experience in international operations and his service on other public company boards provide invaluable perspective to the Board. In addition, as the only management representative on our Board, Mr. McNamara provides management perspective in Board discussions about the business and strategic direction of our company.

Daniel H. Schulman (age 55)—Mr. Schulman has served as a member of our Board of Directors since June 2009. Since August 2010, Mr. Schulman has been the group president of American Express' Enterprise Growth Group. Previously, Mr. Schulman served as the President of Sprint's Prepaid Group from November 2009 and, from 2001, was Chief Executive Officer and Director for Virgin Mobile USA, a wireless service provider. Mr. Schulman also served as the President, and then the Chief Executive Officer of Priceline.com from June 1999 to May 2001. Prior to joining Priceline, Mr. Schulman served more than 18 years at AT&T. Mr. Schulman is Chairman of the board of directors of Symantec Corporation and a member of its compensation and nominating and governance committees. Mr. Schulman also serves on the board of governors of Rutgers University and is a board member of Autism Speaks. He is also a member of the Lead Director Network, an organization comprised of approximately twenty leading Fortune 1,000 companies that considers best practices for public company boards of directors.

Mr. Schulman has extensive senior management experience as both a chief executive officer and director, and he possesses the knowledge and expertise necessary to contribute an important viewpoint on a wide variety of governance and operational issues. Mr. Schulman's experience in the wireless and telecommunications sectors is particularly valuable to us as we continually enhance the competitive positioning of our segment offerings, such as those in infrastructure and mobile.

Lay Koon Tan (age 54)—Mr. Tan has served as a member of our Board of Directors since March 2012. He has served as the President and Chief Executive Officer and a member of the Board of Directors of STATS ChipPAC Ltd. since August 2004 and of its predecessor, ST Assembly Test Services Ltd., since June 2002. Mr. Tan joined ST Assembly Test Services Ltd. in May 2000 as its Chief Financial Officer, and in August 2004, he led the formation of STATS ChipPAC Ltd. with the acquisition of ChipPAC, Inc., becoming the combined company's founding President and Chief Executive Officer. Prior to joining ST Assembly Test Services Ltd., Mr. Tan was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various senior positions in government and financial institutions in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

Mr. Tan's extensive background in financial and investment matters provides a critical perspective to the Board in these areas, and his executive leadership experience, serving as a chief executive officer and chief financial officer of large international technology-related corporations, enables him to provide the Board with invaluable operational insight.

William D. Watkins (age 60)—Mr. Watkins has served as a member of our Board of Directors since April 2009. Mr. Watkins was appointed Chairman of the Board of Bridgelux, Inc., a U.S.-based developer and manufacturer of solid state lighting and light-emitting diode (LED) technologies, in February 2013. Mr. Watkins served as Chief Executive Officer of Bridgelux, Inc. from January 2010 to February 2013. He previously served as Seagate Technology's Chief Executive Officer from 2004 through January 2009, and as Seagate's President and Chief Operating Officer from 2000 until 2004. During that time, he was responsible for Seagate's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins joined Seagate in 1996 with the company's merger with Conner Peripherals. Mr. Watkins currently serves on the board of directors of Maxim Integrated Products.

Mr. Watkins' operational expertise and broad experience in the technology industry and with international corporations, particularly with product development companies, provides critical insight and perspective relating to the company's customer base.

**The Board recommends a vote "FOR"
(i) for the re-election of each of Mr. H. Raymond Bingham and Dr. Willy C. Shih and
(ii) for the re-appointment of Mr. Lawrence A. Zimmerman
to our Board of Directors.**

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (including our principal executive officer, our principal financial officer and our principal accounting officer). The Code of Business Conduct and Ethics is available on the Corporate Governance page of the Investor Relations section of our website at *www.flextronics.com.* In accordance with SEC rules, we intend to disclose on the Corporate Governance page of our website any amendment (other than technical, administrative or other non-substantive amendments) to, or any material waiver from, a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Director Retirement Age

Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders. Mr. Lawrence A. Zimmerman is seeking re-appointment as a Director of the Company, pursuant to Section 153(6) of the Companies Act.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flextronics.com. All e-mails received will be sent to the Chairman of the Board and our Chief Financial Officer and/or Senior Vice President, Finance. The e-mail correspondence is regularly reviewed and summaries are provided to the full Board.

Board of Directors

Our Articles of Association give our Board of Directors general powers to manage our business. The Board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Our Board of Directors held a total of nine meetings during fiscal year 2013. During the period for which each current director was a director or a committee member, each director attended at least 75% of the aggregate of the total number of meetings of our Board in fiscal 2013 together with the total number of meetings held by all committees of our Board on which he served. During fiscal year 2013, our non-employee directors met at regularly scheduled executive sessions without management participation.

Our Board has adopted a policy that encourages each director to attend the annual general meeting, but attendance is not required. Messrs. McNamara, Bingham, and Tan and Dr. Shih attended the company's 2012 annual general meeting in person, and Messrs. Schulman and Watkins participated by teleconference.

Director Independence

To assist our Board of Directors in determining the independence of our directors, the Board has adopted Director Independence Guidelines that incorporate the definition of "independence" adopted by The NASDAQ Stock Market LLC, which we refer to as Nasdaq in this joint proxy statement. Our Board has determined that each of the company's directors, other than Mr. McNamara, is an independent director as defined by the applicable rules of Nasdaq and our Director Independence Guidelines. Under the Nasdaq definition and our Director Independence Guidelines, a director is independent only if the Board determines that the director does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq definition and our Director Independence Guidelines, a director will not be independent if the director has certain disqualifying relationships. In evaluating independence, the Board broadly considers all relevant facts and circumstances. Our Director Independence Guidelines are included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*.

In evaluating the independence of our independent directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated, and determined that such transactions, relationships and arrangements did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. These transactions, relationships and arrangements were as follows:

- Mr. H. Raymond Bingham, the Chairman of our Board of Directors, is or was during the most recent fiscal year (i) a non-management director and less than 1% beneficial owner of Spansion Inc., which was a supplier of our company during the most recent fiscal year and (ii) a non-management director and less than 1% beneficial owner of each of Oracle Corporation and STMicroelectronics N.V., each of which was a customer and supplier of our company during the most recent fiscal year. Mr. Bingham is also an Advisory Director of General Atlantic, a private equity investment firm. In connection with his position as an Advisory Director of General Atlantic, Mr. Bingham is an indirect beneficial owner of certain portfolio companies of affiliated funds of General Atlantic, which were customers and/or suppliers of our company during the most recent fiscal year. Sales to or purchases from each of these organizations were made in the ordinary course of business, on commercial terms and on an arms'-length basis, and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. James A. Davidson, a member of our Board of Directors, is a Co-founder, Managing Partner and Managing Director of Silver Lake, a private equity investment firm. In connection with his position as managing partner and managing director of Silver Lake, Mr. Davidson is a non-management director and/or an indirect beneficial owner of certain portfolio companies of affiliated funds of Silver Lake, which are customers and/or suppliers of our company. Sales to or purchases from each of these organizations were made in the ordinary course of business, on commercial terms and on an arms'-length basis, and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. Daniel H. Schulman, a member of our Board of Directors, is (i) a Group President and less than 1% beneficial owner of American Express Company, which was a customer and supplier of our company during the most recent fiscal year and (ii) a director and less than 1% beneficial owner of Symantec Corporation, which was a supplier of our company during the most recent fiscal year. Sales to or purchases from each of these organizations were made in the ordinary course of business, on commercial terms and on an arms'-length basis, and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. Lay Koon Tan, a member of our Board of Directors, is a director of STATS Chip Pac Ltd., which was a customer and supplier of our company during the most recent fiscal year. Sales to and purchases from this organization were made in the ordinary course of business, on commercial terms and on an arms'-length basis, and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. Lip-Bu Tan, who was a member of our Board of Directors during the most recent fiscal year, is the CEO and president and a director of Cadence Design Systems, which is one of our customers and suppliers, and a non-management director of Inphi Corporation and Advanced Micro-Fabrication Equipment, Inc., which were suppliers of our company during the most recent fiscal year. He is also the founder and Chairman of Walden International, a venture capital fund. In connection with his position as Chairman of Walden International, Mr. Tan is a non-management director/observer and/or an indirect beneficial owner of certain portfolio companies of Walden International, which are customers and/or suppliers of our company. Sales to or purchases from each of these organizations were made in the ordinary course of business, on commercial terms and on an arms'-length basis and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.
- Mr. William D. Watkins, a member of our Board of Directors, is (i) the Chief Executive Officer of Bridgelux Inc., which was a customer of our company during the most recent fiscal year and (ii) a non-management director and less than 1% beneficial owner of Maxim Integrated Products, Inc., which was a customer and supplier of our company during the most recent fiscal year. Sales to and purchases from Maxim and sales to Bridgelux were made in the ordinary course of business, on commercial terms and on an arms'-length basis, and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors currently consists of eight directors, each of whom, other than Mr. McNamara, is independent under the company's Director Independence Guidelines and the applicable rules of Nasdaq. Mr. McNamara has served as our Chief Executive Officer, or CEO, since January 1, 2006, and as a member of our Board of Directors since October 2005. Mr. Bingham, who is an independent director, has served as our Chairman of the Board since January 2008. The Board has separated the roles of Chairman and CEO since 2003.

Our Board of Directors believes that the most effective Board leadership structure for the company at the present time is for the roles of CEO and Chairman of the Board to be separated, and for the Chairman of the Board to be an independent director. Under this structure, our CEO is generally responsible for setting the strategic direction for the company and for providing the day-to-day leadership over the company's operations, while the Chairman of the Board provides guidance to the CEO, sets the agenda for meetings of the Board and presides over Board meetings. Our Board of Directors believes that having an independent Chairman set the agenda and establish the priorities and procedures for the work of the Board provides a greater role for the independent directors in the oversight of the company, and also provides the continuity of Board leadership necessary for the Board to fulfill its responsibilities. This leadership structure is supplemented by the fact that all of our directors, other than Mr. McNamara, are independent and all of the committees of the Board are composed solely of, and chaired by, independent directors. In addition, our non-employee directors meet at regularly scheduled executive sessions without management participation. The Board retains the authority to modify this leadership structure as and when appropriate to best address the company's unique circumstances at any given time and to serve the best interests of our shareholders.

Our Board of Directors' role in risk oversight involves both the full Board of Directors and its committees. The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee reviews the company's policies and practices with respect to risk assessment and risk management, including discussing with management the company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. The company's enterprise risk management process is designed to identify risks that could affect the company's achievement of business goals and strategies, to assess the likelihood and potential impact of significant risks to the company's business, and to prioritize risk control and mitigation. Our Chief Financial Officer, our General Counsel and our Chief Ethics and Compliance Officer periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. The Audit Committee reviews the company's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including steps to monitor, manage and mitigate those risks. In addition, each of the other Board committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Compensation Committee has oversight responsibility for the company's overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. See "***Compensation Risk Assessment.***" The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective committees. The Board believes that its leadership structure supports its risk oversight function by providing a greater role for the independent directors in the oversight of the company.

Board Committees

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The table below provides current membership for each of these committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
H. Raymond Bingham			X*
James A. Davidson		X	
Daniel H. Schulman		X*	X
Willy C. Shih, Ph.D.		X	
Lay Koon Tan	X		
William D. Watkins	X		
Lawrence A. Zimmerman	X*		X

* Committee Chair

Audit Committee

The Audit Committee of the Board of Directors is currently composed of Messrs. Lay Koon Tan, William D. Watkins and Lawrence A Zimmerman, each of whom the Board has determined to be independent and to meet the financial experience requirements under both the rules of the SEC and the listing standards of the NASDAQ Global Select Market. The Board has also determined that Mr. Zimmerman is an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the rules of Nasdaq. The Audit Committee held nine meetings during fiscal year 2013 and regularly meets in executive sessions without management present. The committee's principal functions are to:

- monitor and evaluate periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our financial and senior management, and our independent auditors;
- be directly responsible for the appointment, compensation and oversight of the work of our independent auditors (including resolution of any disagreements between our management and the auditors regarding financial reporting); and
- facilitate communication among our independent auditors, our financial and senior management and our Board.

Our Board has adopted an Audit Committee Charter that is available on the Corporate Governance page of the Investor Relations section of our website at *www.flextronics.com.*

Compensation Committee

Responsibilities and Meetings

The Compensation Committee of our Board of Directors is responsible for reviewing and approving the goals and objectives relating to, and recommending to our Board the compensation of, our Chief Executive Officer and all other executive officers. The committee also oversees management's decisions concerning the performance and compensation of other officers, administers the company's equity compensation plans and regularly evaluates the effectiveness of our overall executive compensation program. The Compensation

Committee is currently composed of Messrs. Davidson and Schulman and Dr. Shih, each of whom our Board has determined to be an independent director under applicable listing standards of Nasdaq. The committee held five meetings during fiscal year 2013 and regularly meets in executive sessions without management present. The specific powers and responsibilities of the Compensation Committee are set forth in more detail in the Compensation Committee Charter, which is available on the Corporate Governance page of the Investor Relations section of our website at *www.flextronics.com*.

Delegation of Authority

When appropriate, our Compensation Committee may form, and delegate authority to, subcommittees. In addition, in accordance with the company's equity compensation plans, the Compensation Committee's charter allows the committee to delegate to our Chief Executive Officer its authority to grant stock options to employees of the company who are not directors or executive officers.

Compensation Processes and Procedures

The Compensation Committee evaluates our compensation programs and makes recommendations to our Board regarding compensation to be paid or awarded to our executive officers. As part of its process, the Compensation Committee meets with our Chief Executive Officer, Chief Financial Officer, and members of our human resources department to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. In addition, the Compensation Committee has the authority to retain and terminate any third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2013 fiscal year, the Compensation Committee engaged Radford, an Aon Hewitt Company (referred to in this joint proxy statement as Radford), as its independent adviser for certain executive compensation matters. Radford was retained by the Compensation Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Compensation Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; and executive stock ownership and retention values. As part of its reports to the Compensation Committee, Radford evaluated our peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the Compensation Committee with its risk assessment of our compensation programs.

The Compensation Committee relied on input from Radford in evaluating management's recommendations and arriving at the Compensation Committee's recommendations to the Board with respect to the elements of compensation discussed below under "***Compensation Discussion and Analysis***." The Compensation Committee expects that it will continue to retain a compensation consultant on future executive compensation matters.

Relationship with Compensation Consultant

In addition to serving as compensation consultant to the Compensation Committee in fiscal year 2013 with respect to the compensation of our executive officers and non-employee directors, Radford and its affiliates have provided other services to our management. Radford's fees in connection with providing consulting services with respect to the compensation of our executive officers and non-employee directors in fiscal year 2013 were approximately $103,178.

Radford is a division of Aon Corporation. During our 2013 fiscal year, Aon Corporation and its affiliates, which we refer to collectively as Aon, were retained by the company to provide services unrelated to executive and director compensation matters, relating to global employee benefits services, property insurance and risk services. The decision to engage Aon for these other services was made by management. Although aware of such other services, our Compensation Committee did not review or approve such other services provided by Aon, which services were approved by management in the ordinary course of business. The aggregate fees paid for those other services in fiscal 2013 were approximately $1.38 million.

Our Compensation Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2013 were compatible with maintaining the objectivity of

Radford in its role as compensation consultant to the committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Compensation Committee is sensitive to the concern that the services provided by Aon, and the related fees, could impair the objectivity and independence of Radford, and the committee believes that it is important that objectivity be maintained. However, the committee also recognizes that the services provided by Aon are valuable to the company and that it could be inefficient and not in the company's interest to use a separate firm to provide those services at this time. In addition, the Compensation Committee has confirmed that Radford and Aon maintain appropriate safeguards to assure that the consulting services provided by Radford are not influenced by the company's business relationship with Aon. Specifically, Radford provided to the Compensation Committee an annual update on Radford and Aon Corporation's financial relationship with the company and assurances that members of Radford who perform consulting services for the Compensation Committee have a reporting relationship and compensation determined separately from Aon Corporation's other lines of business and from its other work for the company.

Radford also represented to the Compensation Committee that there are no personal or business relationships between the Radford account manager and any member of the committee or a named executive officer beyond the Flextronics relationship. Further, the Radford account manager does not directly own any Flextronics shares (although some of his investments controlled solely by independent, third-party managers may own Flextronics shares by way of indexed funds). Based on the above and other factors, including the factors set forth under Rule 10C-1 of the Exchange Act, the committee assessed the independence of Radford and concluded that no conflict of interest exists that would prevent Radford from independently representing the committee.

Compensation Committee Interlocks and Insider Participation

During our 2013 fiscal year, Messrs. Davidson and Schulman and Dr. Shih served as members of the Compensation Committee. None of our executive officers served on the Compensation Committee during our 2013 fiscal year. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently is currently composed of Messrs. Bingham, Schulman and Zimmerman, each of whom our Board has determined to be an independent director under the applicable listing standards of Nasdaq. The Nominating and Corporate Governance Committee held five meetings during fiscal year 2013 and regularly meets in executive sessions without management present. The committee recruits, evaluates and recommends candidates for appointment or election as members of our Board. The committee is also responsible for shaping and overseeing the application of the company's corporate governance policies and procedures, including recommending corporate governance guidelines to the Board. In addition, the committee oversees the Board's annual self-evaluation process and any Board communications with shareholders. In addition, the Nominating and Corporate Governance Committee reviews and makes recommendations to our Board for the compensation of our non-employee directors. Our Board has adopted a Nominating and Corporate Governance Committee Charter that is available on the Corporate Governance page of the Investor Relations section of our website at *www.flextronics.com.*

The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. Although the Board does not have a formal policy on diversity, the Nominating and Corporate Governance Committee seeks to achieve a balance and diversity of knowledge, experience and capability on our Board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the Board and between the Board and management. In addition, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees.

The Nominating and Corporate Governance Committee generally recruits, evaluates and recommends nominees for our Board based upon recommendations by our directors and management. The committee will also consider recommendations submitted by our shareholders. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders. Shareholders can recommend qualified candidates for our Board to the Nominating and Corporate Governance Committee by submitting recommendations to our corporate secretary at Flextronics International Ltd., 2 Changi South Lane, Singapore 486123. Submissions that are received and meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2014 annual general meeting should be made not later than February 12, 2014 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. To date, we have not received any such recommendations from our shareholders.

The Nominating and Corporate Governance Committee also reviews and makes recommendations to our Board for the compensation of our non-employee directors. To assist the Nominating and Corporate Governance Committee in its periodic review of director compensation, our management provides director compensation data compiled from the annual reports and proxy statements of companies in our peer comparison group. In addition, the Nominating and Corporate Governance Committee has in the past retained Radford to assist the committee in its review of our non-employee director compensation program. This prior review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our peer group of companies. The Nominating and Corporate Governance Committee has in the past also reviewed, among other things, the existing cash compensation of our non-employee directors, the grant date fair value of restricted share unit awards, the total compensation of our non-employee Chairman of the Board and the aggregate number of our ordinary shares held by each of our non-employee directors. The Nominating and Corporate Governance Committee, with the assistance of Radford, has also taken into consideration compensation trends for outside directors and the implementation of our share ownership guidelines for non-employee directors. Our Board of Directors made no changes in the compensation payable to our non-employee directors and our Chairman of the Board for fiscal year 2013. The current compensation payable to our non-employee directors and our Chairman of the Board is discussed in the section below captioned "***Non-Management Directors' Compensation for Fiscal Year 2013***."

Director Share Ownership Guidelines

At the recommendation of the Compensation Committee, our Board of Directors adopted share ownership guidelines for our non-employee directors in July 2009 in connection with its review of our non-employee directors' compensation. The ownership guidelines encourage our non-employee directors to hold a minimum number of our ordinary shares equivalent to $340,000 in value. The guidelines encourage our non-employee directors to reach this goal within five years of the date that the Board approved the guidelines or the date of their election to our Board of Directors, whichever is later, and to hold at least such minimum value in shares for as long as he or she serves on our Board. All of our non-employee directors have already met the minimum requirements of the stock ownership guidelines, except Mr. Lay Koon Tan, who was appointed to the Board on March 13, 2012, and Mr. Lawrence A. Zimmerman who was appointed to the Board on October 31, 2012, neither of which has served on the Board for five years and both are working toward making the required investment.

NON-MANAGEMENT DIRECTORS' COMPENSATION FOR FISCAL YEAR 2013

The key objective of our non-employee directors' compensation program is to attract and retain highly qualified directors with the necessary skills, experience and character to oversee our management. By using a combination of cash and equity-based compensation, the compensation program is designed to recognize the time commitment, expertise and potential liability relating to active Board service, while aligning the interests of our Board of Directors with the long-term interests of our shareholders. In accordance with the policy of our Board of Directors, we do not pay management directors for Board service in addition to their regular employee compensation. For a discussion of the compensation paid to our only management director, Mr. McNamara, for services provided as our CEO, see the sections of this joint proxy statement entitled "***Compensation Discussion and Analysis***" and "***Executive Compensation***."

In addition to the compensation provided to our non-employee directors, which is detailed below, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well for any fees incurred in attending continuing education courses for directors.

Fiscal Year 2013 Annual Cash Compensation

Under the Singapore Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting. Our shareholders approved the current cash compensation arrangements for our non-employee directors at our 2009 and 2011 annual general meetings. The current arrangements include the following compensation:

- annual cash compensation of $85,000, payable quarterly in arrears to each non-employee director for services rendered as a director;
- additional annual cash compensation of $100,000, payable quarterly in arrears to the Chairman of the Board of Directors for services rendered as Chairman of the Board (in addition to the regular cash compensation payable to a member of the Board for services rendered as a director and for service on any Board committee, including service as Chairman of any Board committee);
- additional annual cash compensation of $50,000, payable quarterly in arrears to the Chairman of the Audit Committee of the Board of Directors for services rendered as Chairman of the Audit Committee and for participation on the committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to each member who is not the Chairman of the committee who serves on the Audit Committee for participation on the committee;
- additional annual cash compensation of $25,000, payable quarterly in arrears to the Chairman of the Compensation Committee for services rendered as Chairman of the Compensation Committee and for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to each member who is not the Chairman of the committee who serves on the Compensation Committee for participation on the committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee;
- additional annual cash compensation of $8,000, payable quarterly in arrears to each member who is not the Chairman of the committee who serves on the Nominating and Corporate Governance Committee for participation on the committee; and
- additional annual cash compensation of $5,000 payable quarterly in arrears to each of our non-employee directors for participation on each standing committee other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee (of which there are currently none).

Non-employee directors do not receive any non-equity incentive compensation, or participate in any pension plan or deferred compensation plan.

Fiscal Year 2013 Equity Compensation

Yearly Restricted Share Unit Awards

Under the terms of the discretionary restricted share unit grant provisions of our 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Compensation Committee and approved by the Board, each non-employee director receives, following each annual general meeting of the company, a yearly restricted share unit award consisting of such number of shares having an aggregate fair market value of $150,000 on the date of grant. These yearly restricted share unit awards vest in full on the date immediately prior to the date of the next year's annual general meeting. During fiscal year 2013, each non-employee director, other than Mr. Zimmerman, who was not a director on the grant date, received a restricted share unit award covering 22,727 ordinary shares under this program.

Initial Awards

Upon initially becoming a director of the company, each non-employee director receives a pro-rated share of the yearly restricted share unit award granted to our directors, which is discussed above. The pro-rated award vests on the date immediately prior to the date of our next annual general meeting and is based on the amount of time that the director serves on the Board until such date. Mr. Zimmerman received a restricted share unit award covering 18,746 ordinary shares under this program in fiscal year 2013.

Discretionary Grants

Under the terms of the discretionary option grant provisions of the 2010 Plan, non-employee directors are eligible to receive stock options granted at the discretion of the Compensation Committee. No director received stock options pursuant to the discretionary grant program during fiscal year 2013.

Compensation for the Non-Employee Chairman of the Board

Our non-executive Chairman is entitled to receive, following each annual general meeting of the company, (i) the $100,000 in additional annual cash compensation described above, payable quarterly in arrears, and (ii) an additional yearly restricted share unit award that consists of such number of shares having an aggregate fair market value of $100,000 on the date of grant, which vests on the date immediately prior to the date of the next year's annual general meeting. Following the 2012 annual general meeting, our non-executive Chairman of the Board received a restricted share unit award covering 15,152 ordinary shares under the equity portion of this program. Our Chairman of the Board is also eligible to receive all other compensation payable to our non-employee directors for his service as a member of the Board.

In addition, following approval by our shareholders at our 2011 annual general meeting held on July 22, 2011, our Chairman of the Board is entitled to receive the regular cash compensation payable to a member of the Board for service on any Board committees, including service as chairman of any Board committees. Our non-executive Chairman of the Board currently serves as the Chairman of the Nominating and Corporate Governance Committee.

While company aircraft are generally used for company business only, our Chairman of the Board may be permitted to use company aircraft for personal travel, provided that company aircraft are not needed for business purposes at such time. In such cases, Mr. Bingham is required to reimburse the company for the incremental costs related to his use of the aircraft. We calculate the incremental cost to the company for use of the company aircraft by using an hourly rate for each flight hour, which rate is based on the variable operational costs of each flight.

Director Summary Compensation in Fiscal Year 2013

The following table sets forth the fiscal year 2013 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
H. Raymond Bingham	$200,000	$250,001	$450,001
James A. Davidson	$ 95,000	$149,998	$244,998
Robert L. Edwards(3)	$ 83,645	$149,998	$233,643
Daniel H. Schulman	$113,359	$149,998	$263,357
Willy C. Shih, Ph.D.	$ 95,000	$149,998	$244,998
Lay Koon Tan	$100,000	$149,998	$249,998
Lip-Bu Tan(3)	$ 38,792	$ —	$ 38,792
William D. Watkins	$100,000	$149,998	$249,998
Lawrence A. Zimmerman(3)	$ 60,040	$108,164	$168,204

(1) This column represents the amount of cash compensation earned in fiscal year 2013 for Board and committee service.

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2013 in accordance with FASB ASC Topic 718. The grant date fair value of restricted share unit awards is the closing price of our ordinary shares on the date of grant.

(3) Mr. Lip-Bu Tan retired from the Board of Directors on August 30, 2012. Mr. Edwards resigned from the Board of Directors on October 31, 2012. Mr. Lip-Bu Tan did not receive any grants during the fiscal year. Mr. Edward's grant was cancelled upon his resignation from the Board. Mr. Zimmerman was appointed to the Board of Directors on October 31, 2012.

The table below shows the aggregate number of ordinary shares underlying stock options and unvested restricted share units held by our non-employee directors as of the 2013 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Stock Options (#)(2)	Number of Ordinary Shares Underlying Outstanding Restricted share units (#)
H. Raymond Bingham	12,500	37,879
James A. Davidson	12,500	22,727
Robert L. Edwards(1)	—	—
Daniel H. Schulman	25,000	22,727
Willy C. Shih, Ph.D.	37,500	22,727
Lay Koon Tan	—	22,727
Lip-Bu Tan(1)	—	—
William D. Watkins	25,000	22,727
Lawrence A. Zimmerman(1)	—	18,746

(1) Mr. Lip-Bu Tan retired from the Board of Directors on August 30, 2012. Mr. Edwards resigned from the Board of Directors on October 31, 2012. Mr. Zimmerman was appointed to the Board of Directors on October 31, 2012.

(2) No options were granted to Mr. Lay Koon Tan or Mr. Lawrence A. Zimmerman when they joined the Board of Directors as the company has moved to granting restricted share units instead of options.

Change of Control and Termination Provisions

Our non-employee directors have outstanding stock options (other than Messrs. Zimmerman and Edwards and Mr. Lay Koon Tan and Mr. Lip-Bu Tan) that were issued under the terms of our 2001 Equity Incentive Plan, which we refer to as our 2001 Plan, and outstanding restricted share unit awards granted under the terms of the 2010 Plan. Equity awards to our directors are currently granted under the 2010 Plan, the adoption of which was approved by our shareholders at our 2010 annual general meeting. Under the terms of the 2001 Plan, if a director ceases to provide services to the company for any reason other than death, cause (as defined in the 2001 Plan) or disability (as defined in the 2001 Plan), then the director may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a director ceases to provide services to the company because of death or disability, then the director may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a director who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee.

In the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, the treatment of outstanding stock options granted under the 2001 Plan (other than option grants made under the automatic option grant program described below), and of outstanding restricted share units granted under the 2010 Plan, is as described in the section entitled "Potential Payments upon Termination or Change in Control."

For stock option grants made under the automatic option grant program of the 2001 Plan, in the event of a change of control transaction described above, each outstanding stock option will accelerate so that each such option shall, prior to the effective date of such transaction at such times and with such conditions as determined by the Compensation Committee, (i) become fully vested with respect to the total number of shares then subject to such award and (ii) remain exercisable for a period of three months following the consummation of the change of control transaction. However, in the event of a hostile take-over of the company pursuant to a tender or exchange offer, the director has a right to surrender each option, which has been held by him or her for at least six months, in return for a cash distribution by the company in an amount equal to the excess of (a) the take-over price per share over (b) the exercise price payable for such share.

PROPOSAL NO. 3:
RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2014 AND AUTHORIZATION OF OUR BOARD TO FIX THEIR REMUNERATION

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm to audit our accounts and records for the fiscal year ending March 31, 2014, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2014 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2013 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and its respective affiliates for services performed during fiscal years 2012 and 2013. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal Year	
	2012	2013
	(in millions)	
Audit Fees	$7.5	$ 9.2
Audit-Related Fees	—	1.7
Tax Fees	1.9	1.8
All Other Fees	0.2	—
Total	$9.6	$12.7

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our carve-out financial statements and not included in Audit Fees. We did not incur fees under this category in fiscal year 2012.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services, if any. The fees incurred under this category during fiscal year 2012 are primarily related to enterprise risk management consulting services. We did not incur fees under this category in fiscal year 2013.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The Board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2014 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

AUDIT COMMITTEE REPORT

The information contained under this "Audit Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Audit Committee assists our Board of Directors in overseeing financial accounting and reporting processes and systems of internal controls. The Audit Committee also evaluates the performance and independence of our independent registered public accounting firm. The Audit Committee operates under a written charter, a copy of which is available on the Corporate Governance page of the Investor Relations section of our website at *www.flextronics.com*. Under the written charter, the Audit Committee must consist of at least three directors, all of whom must be "independent" as defined by the Exchange Act and the rules of the SEC and Nasdaq. The members of the committee during fiscal year 2013 were Messrs. Tan, Edwards, Watkins, and, from October 31, 2012, Mr. Zimmerman, each of whom is an independent director. The current members of the committee are Messrs. Lay Koon Tan, William D. Watkins, and Lawrence A. Zimmerman.

Our financial and senior management supervise our systems of internal controls and the financial reporting process. Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express opinions on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

The Audit Committee has reviewed and discussed with both the management of the company and our independent auditors our audited consolidated financial statements for the fiscal year ended March 31, 2013, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Oversight Board in Rule 3800T. The Audit Committee also has discussed with our independent auditors the firm's independence from company management and the company, and reviewed the written disclosures and letter from the independent registered certified public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered certified public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal year 2013 and fiscal year 2012 were pre-approved by the Audit Committee in accordance with established procedures.

Based on the Audit Committee's discussions with the management of the company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, which was filed with the SEC on May 28, 2013.

Submitted by the Audit Committee of the Board of Directors:

Lawrence A Zimmerman
Lay Koon Tan
William D. Watkins

PROPOSAL NO. 4: ORDINARY RESOLUTION TO AUTHORIZE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this proposal is approved, the authorization would be effective from the date of the 2013 annual general meeting until the earlier of (i) the conclusion of the 2014 annual general meeting or (ii) the expiration of the period within which the 2014 annual general meeting is required by law to be held. The 2014 annual general meeting is required to be held no later than 15 months after the date of the 2013 annual general meeting and no later than six months after the date of our 2014 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares. In the past, the Board has issued shares or made agreements that would require the issuance of new ordinary shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new ordinary shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, restricted share units and other instruments convertible into or exercisable for ordinary shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Notwithstanding this general authorization to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of Nasdaq, such as where the company proposes to issue ordinary shares that will result in a change in control of the company or in connection with a private offering involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares at a price less than the greater of book or market value.

Our Board expects that we will continue to issue ordinary shares and grant options and restricted share unit awards in the future under circumstances similar to those in the past. As of the date of this joint proxy statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this proposal is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, ordinary shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of ordinary shares could be dilutive to existing shareholders or reduce the trading price of our ordinary shares on the NASDAQ Global Select Market.

We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

The Board recommends a vote "FOR" the resolution to authorize ordinary share issuances.

PROPOSAL NO. 5:
NON-BINDING, ADVISORY RESOLUTION
ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers as reported in this joint proxy statement in the Compensation Discussion and Analysis and in the compensation tables and accompanying narrative disclosure under "***Executive Compensation***." Our named executive officers are identified in the Compensation Discussion and Analysis and include our chief executive officer, our chief financial officer and the three other most highly compensated executive officers serving at the end of our 2013 fiscal year, as well as one other who served as an executive officer during a portion of the fiscal year and who otherwise would have been included among the three other most highly compensated executive officers.

As a general matter, the Compensation Committee seeks to allocate a substantial portion of the named executive officers' compensation to components that are performance-based and at-risk. The Compensation Committee also generally seeks to allocate a substantial portion of executive compensation to long-term cash and equity awards. The Compensation Committee periodically assesses our compensation programs to ensure that they are appropriately aligned with our business strategy and are achieving their objectives. The Compensation Committee regularly reviews our compensation programs and peer company data and best practices in the executive compensation area. In past years, the Compensation Committee has recommended and our Board has approved changes in our compensation policies and practices in order to align with best practices. Overall, the Compensation Committee has sought to weight a higher percentage of our executives' total direct compensation to performance-based and long-term components. Key features of our compensation programs that align with best practices in executive compensation are:

- we generally target the fixed elements of our compensation, or our base salary, at the 50th percentile of our peer companies or the market data, and generally target our performance or variable annual and long-term incentive compensation and total direct compensation at between the 60th and 65th percentiles of our peer companies or the market data; however, our competitive positioning or benchmarking is reviewed each year in the context of historical performance and our overall compensation programs, including prior incentive awards;
- long-term equity incentive compensation is comprised 50% of performance-based and 50% service-based restricted share units;
- we use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted share units;
- our incentive plans have threshold levels of performance that must be met before any bonuses are paid or performance-based restricted share units vest;
- payout levels are capped under both our short and long-term incentive plans;
- we use multiple performance metrics under our incentive plans to mitigate risk, so that executives are not excessively incentivized by any single metric;
- all non-GAAP adjustments under our annual incentive plan are subject to approval by the Compensation Committee to ensure that the non-GAAP adjustment effects on payout levels appropriately reflect company performance;
- we do not maintain a supplemental executive retirement plan (SERP);
- we have adopted stock ownership guidelines for our executives and other senior officers; and
- we have adopted an incentive compensation recoupment policy.

Consistent with our pay-for-performance compensation philosophy, the Compensation Committee took the following key actions with respect to the compensation of the named executive officers:

- *Maintained Base Salary Levels.* Base salaries of the named executive officers were not increased in fiscal 2013, with the exceptions of Mr. Read whose base salary was increased from $600,000 to

$620,000, which was slightly below the 50th percentile of the peer group, and Mr. Hoak, whose base salary was increased from $450,000 to $475,000, which was below the 50th percentile of the peer group.

- *Significantly Lower Annual Incentive Bonus Payouts.* Bonuses under our annual incentive bonus plan are based upon the achievement of company and business unit (in the cases of business unit executives) performance goals. Based on fiscal 2013 operating performance, bonus payouts were at 17.6% of target for Messrs. McNamara, Read, and Hoak, 15.4% of target for Mr. Barbier, 84.9% of target for Mr. Humphries, and 15.2% of target for Mr. Sykes.
- *Long-Term Deferred Compensation Plan Award.* Annual contributions under our deferred compensation plan (which cliff vest after four years) only may be made if the company exceeds the threshold annual performance level under our incentive bonus plan. Based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014 with respect to fiscal 2013 performance.
- *Total Cash Compensation of Chief Executive Officer.* Mr. McNamara's total cash compensation (the sum of base salary and annual incentive bonus payout) increased 0.4% from fiscal 2012.

We urge shareholders to read carefully the Compensation Discussion and Analysis section of this joint proxy statement to review the correlation between the compensation of our named executive officers and our performance. The Compensation Discussion and Analysis also describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also encourage you to read the Summary Compensation Table and the other related compensation tables and narrative that follow the Compensation Discussion and Analysis, which provide detailed information on the compensation of our named executive officers.

While the vote on this resolution is advisory and not binding on the company, the Compensation Committee or the Board, each of the Compensation Committee and the Board value the opinions of our shareholders and will consider the outcome of the vote on this resolution when making decisions regarding future executive compensation arrangements. As previously disclosed, we plan to hold the say on pay advisory vote on an annual basis. The next shareholder advisory vote on executive compensation will occur at the company's 2014 annual general meeting of shareholders.

The Board recommends a vote "FOR" the approval of the non-binding, advisory resolution on executive compensation.

PROPOSAL NO. 6:
ORDINARY RESOLUTION TO APPROVE CHANGES TO THE METHOD OF PAYMENT OF COMPENSATION PAYABLE TO OUR NON-EMPLOYEE DIRECTORS

At the 2011 Annual General Meeting, our shareholders approved our current compensation structure, which consists of payments in cash to our non-employee directors. In 2013, the Nominating and Corporate Governance Committee of our Board of Directors conducted a review of our non-employee director compensation program. This review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our established peer group of companies. The Nominating and Corporate Governance Committee reviewed, among other things, non-employee director compensation practices among our peer group of companies, the existing cash compensation of our non-employee directors, the aggregate number of our ordinary shares held by each of our non-employee directors, and our share ownership guidelines for non-employee directors.

Based on this review and analysis, our Nominating and Corporate Governance Committee recommended and our Board approved, subject to shareholder approval of this Proposal No. 6, a change in the structure of our non-employee director compensation program that would allow our non-employee directors to receive their compensation in the form of Company shares, cash, or a combination thereof at the election of each director. The aggregate value of the compensation provided to our non-employee directors would not change under the current proposal.

If this Proposal No. 6 is approved by the shareholders, each non-employee director could elect to receive his or her annual retainer and committee compensation, or any portion thereof, in the form of fully-vested, unrestricted shares of the Company. A director making such election would receive shares having an aggregate value equal to the portion of compensation elected to be received in shares, valued at the closing price of our shares on the date the compensation would otherwise have been paid in cash.

Under the Companies Act, we are required to seek shareholder approval for this change from cash compensation to a combination of cash and share based compensation. We believe that the authorization being sought by this proposal will benefit our shareholders by enabling the company to attract and retain qualified individuals to serve on our Board of Directors and to continue to provide leadership for the company with the goal of enhancing long-term value for our shareholders.

This Proposal No. 6, if passed by our shareholders, will not affect the validity of the standing authority previously approved at the annual general meetings held in 2007, 2009 and 2011, except as modified by this Proposal No. 6 as to the method of payment and satisfaction by Flextronics of such annual cash compensation.

For additional information about the cash and equity compensation paid to our non-employee directors, including compensation paid for the fiscal year ended March 31, 2013, please see the section entitled "*Non-Management Directors' Compensation for Fiscal Year 2013*."

The Board recommends a vote "FOR" the resolution to allow our non-employee directors to elect to be compensated in either cash or shares of the Company.

PART III—PROPOSAL TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ORDINARY RESOLUTION TO RENEW THE SHARE PURCHASE MANDATE

Our purchases or acquisitions of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Singapore Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our ordinary shares. This general and unconditional mandate is referred to in this joint proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the company's powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Mandate.

Although our shareholders approved a renewal of the Share Purchase Mandate at the extraordinary general meeting of shareholders held in 2012, the Share Purchase Mandate renewed at the extraordinary general meeting will expire on the date of the 2013 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the extraordinary general meeting for another renewal of the Share Purchase Mandate. Pursuant to the Companies Act, share repurchases under our share repurchase plans are subject to an aggregate limit of 10% of our issued ordinary shares outstanding as of the date of the extraordinary general meeting held on August 30, 2012. On September 13, 2012, the Board authorized the repurchase of ordinary shares of the company not to exceed the 10% limitation. Until the 2013 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the extraordinary general meeting held in 2012. Commencing on the date of the 2013 annual general meeting, any repurchases may only be made if the shareholders approve the renewal of the Share Purchase Mandate at the extraordinary general meeting. The share purchase program does not obligate the company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the extraordinary general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2014 annual general meeting or the date by which the 2014 annual general meeting is required by law to be held.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the extraordinary general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire ordinary shares that are issued and fully paid up. The prevailing limitation under the Companies Act that is currently in force does not permit us to purchase or acquire more than 10% of the total number of our issued ordinary shares outstanding at the date of the extraordinary general meeting. Any of our ordinary shares which are held as treasury shares will be disregarded for purposes of computing this 10% limitation.

The Companies Act empowers the Singapore Minister for Finance to prescribe by notification a different percentage as the share repurchase limit, which may be in excess of 10%. In the event that the Minister for Finance prescribes by notification a higher percentage in excess of 10% pursuant to Section 76B(3) of the Companies Act, we are seeking approval for our Board of Directors to authorize the purchase or acquisition of our issued ordinary shares not exceeding in the aggregate either (i) 20% of our total number of issued ordinary shares outstanding as of the date of the passing of this proposal (excluding any ordinary shares which are held as treasury shares as at that date); or (ii) such other lower percentage (which nevertheless exceeds 10%) as may be prescribed by the Minister for Finance. We will at all times fully observe the share repurchase limit that applies from time to time and will only exceed the current 10% on the condition that any such higher percentage (up to a maximum of 20%) is approved by the Minister for Finance through a notification issued pursuant to Section 76B(3) of the Companies Act.

Purely for illustrative purposes, on the basis of 628,790,395 issued ordinary shares outstanding as of May 1, 2013, and assuming no additional ordinary shares are issued or repurchased on or prior to the date of the extraordinary general meeting:

- based on the prevailing 10% limit, we would be able to purchase not more than 62,897,039, issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate; and
- in the event that the Singapore Minister for Finance approves such higher limit up to a maximum of 20%, we would be able to purchase not more than 125,758,079 issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate.

All ordinary shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that *precedes* the meeting at which the mandate is renewed) are subject to the 10% limitation (or such higher limitation not greater than 20% as may be approved by the Minister for Finance). For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2013 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time following the date of our 2012 annual general meeting.

We are holding the extraordinary general meeting immediately following our 2013 annual general meeting so that the applicable date of our last annual general meeting for purposes of the Share Purchase Mandate will be the date of the 2013 annual general meeting (that is, the same date as the extraordinary general meeting), rather than the date of the 2012 annual general meeting. We believe that this approach will provide our Board with greater flexibility in determining the number of shares that the company may repurchase.

In fiscal year 2013, we used $334 million to repurchase 51.7 million of our outstanding ordinary shares under the Share Purchase Mandate. As of March 31, 2013, we had 638.9 million shares outstanding.

Duration of Share Purchase Mandate

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

- market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Companies Act.

If we decide to purchase or acquire our ordinary shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our directors. The maximum purchase price to be paid for the ordinary shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 150% of the "Prior Day Close Price" of our ordinary shares, which means the closing price of an ordinary share as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Treasury Shares

Under the Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarized below.

Maximum Holdings. The number of ordinary shares held as treasury shares may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our ordinary shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Companies Act permits us to purchase or acquire our ordinary shares out of our capital and/or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Companies Act. A company is solvent if (a) it is able to pay its debts in full at the time of the payment made in consideration of the purchase or acquisition (or the acquisition of any right with respect to the purchase or acquisition) of ordinary shares in accordance with the provisions of the Companies Act and will be able to pay its debts as they fall due in the normal course of business during the 12-month period immediately following the date of the payment; and (b) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after giving effect to the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired ordinary shares as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, the price paid for the ordinary shares and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

Under the Companies Act, purchases or acquisitions of ordinary shares by us may be made out of profits and/or our capital so long as the company is solvent.

Our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (excluding brokerage commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the extraordinary general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase ordinary shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ordinary shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued ordinary shares, a shareholder's proportionate interest in the company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors or a group of shareholders acting together) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the company purchasing or acquiring our issued ordinary shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

PART IV—ADDITIONAL INFORMATION

EXECUTIVE OFFICERS

The names, ages and positions of our executive officers as of May 25, 2013 are as follows:

Name	Age	Position
Michael M. McNamara	56	Chief Executive Officer
Francois Barbier	54	President, Global Operations and Components
Christopher Collier	45	Chief Financial Officer and Principal Accounting Officer
Jonathan S. Hoak	63	Executive Vice President and General Counsel
Paul Humphries	58	President, High Reliability Solutions

Michael M. McNamara. Mr. McNamara has served as a member of our Board of Directors since October 2005, and as our Chief Executive Officer since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 until January 2006, as President, Americas Operations from April 1997 through December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the board of Workday, Inc. and is on the Advisory Board of Tsinghua University School of Economics and Management. Mr. McNamara previously served on the board of Delphi Automotive LLP and MEMC Electronic Materials, Inc.

Francois Barbier. Mr. Barbier has served as our President, Global Operations and Components since February 2012. Prior to holding this position, Mr. Barbier served as our President, Global Operations since June 2008. Prior to his appointment as President, Global Operations, Mr. Barbier was President of Special Business Solutions and has held a number of executive management roles in Flextronics Europe. Prior to joining Flextronics in 2001, Mr. Barbier was Vice President of Alcatel Mobile Phone Division. Mr. Barbier holds an Engineering degree in Production from Lyceé Couffignal in Strasbourg.

Christopher Collier. Mr. Collier has served as our Chief Financial Officer since May 3, 2013 and as our Principal Accounting Officer since May 1, 2007. He served as our Senior Vice President, Finance from December 2004 to May 2013. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Jonathan S. Hoak. Mr. Hoak has served as our Executive Vice President and General Counsel since January 31, 2011. Prior to joining Flextronics, Mr. Hoak was vice president and chief ethics and compliance officer at Hewlett-Packard Company from October 2006 to January 2011. Prior to his service at HP, Mr. Hoak was senior vice president and general counsel for NCR Corporation from December 1993 until May 2006. Mr. Hoak was previously general attorney for AT&T's Federal Systems Division and was also a partner at the law firm of Sidley & Austin. Mr. Hoak has a Juris Doctor from Drake University and undergraduate degree from the University of Colorado.

Paul Humphries. Mr. Humphries has served as our President, High Reliability Solutions since April 2011. From April 2012 to November 2012 and April 2011 to September 2011, he served as our President, High Reliability Solutions and as our Executive Vice President of Human Resources. Prior to April 2011, Mr. Humphries served as our Executive Vice President of Human Resources. Mr. Humphries joined Flextronics with the acquisition of Chatham Technologies Incorporated in April 2000, where he served as senior vice president of Global Operations for the Mechanicals Business. Prior to this, Mr. Humphries held senior executive positions for several well-known global organizations. These roles include managing director of Holts Lloyd Division (Europe)—the Consumer Products Group of Honeywell Corporation, vice president of Operations for the Autolite Division at Allied Signal, and senior HR and General Management positions at Borg Warner Corporation in the UK and the U.S. Mr. Humphries holds a BA (Hons) in Applied Social Studies from Lanchester Polytechnic (now Coventry University) and post-graduate certification in human resource management from West Glamorgan Institute of Higher Education. Mr. Humphries serves as Chairman of the board of directors of the Silicon Valley Education Foundation.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act or under the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Compensation Committee of the Board of Directors of the company has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's joint proxy statement for the 2013 annual general meeting of shareholders and extraordinary general meeting of shareholders.

Submitted by the Compensation Committee of the Board of Directors:

Daniel H. Schulman
James A. Davidson
Willy C. Shih, Ph.D.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Throughout fiscal 2013, we continued to focus on transforming our business. The revenue and profitability headwinds from disengaging from our largest smart phone OEM customer and exiting the Original Design Manufacturing (ODM) PC business are now firmly behind us. Nevertheless, to combat the general overall flattish business environment, we layered on revenues from new markets, new customers, and new programs. Throughout the year, we focused on providing our customers with transformational outsourcing solutions that improve their cost structures, increase their supply chain velocity and reduce supply chain risks, through the breadth and depth of our global service offering. As a result, fiscal 2013 was a good year in terms of bookings as we secured new business that was broadly distributed across our portfolio of businesses.

We also took important steps to strengthen our business as we emerge from the transition period. In response to a challenging macroeconomic environment, we initiated certain restructuring activities in fiscal 2013 intended to improve our operational efficiencies by reducing excess workforce and capacity. The restructuring activities are targeted at rationalizing our global manufacturing capacity and infrastructure and will result in a further shift of manufacturing capacity to locations with higher efficiencies. We expect that, upon the completion of these restructuring activities, we will realize potential annualized savings through reduced expenses and lower operating costs of more than $150 million.

Despite these challenges, we generated over $1.1 billion in cash flow from operations for the fiscal year. Our strong cash flow generation allowed us to close the year with $69 million more cash after supporting strategic acquisitions of $184 million, reducing debt by $121 million and repurchasing $322 million or 8% of our outstanding shares. In addition, during the year we successfully refinanced $1 billion of our term loan due in 2014 through the issuance of two $500 million tranches of notes due in 2020 and 2023.

Consistent with our pay-for-performance compensation philosophy, the Compensation Committee took the following key actions with respect to the compensation of the named executive officers:

- *Maintained Base Salary Levels.* Base salaries of the named executive officers were not increased in fiscal 2013, with the exceptions of Mr. Read whose base salary was increased from $600,000 to $620,000, which was slightly below the 50th percentile of the peer group, and Mr. Hoak, whose base salary was increased from $450,000 to $475,000, which was below the 50th percentile of the peer group.
- *Significantly Lower Annual Incentive Bonus Payouts.* Bonuses under our annual incentive bonus plan are based upon the achievement of company and business unit (in the cases of business unit executives) performance goals. Based on fiscal 2013 operating performance, bonus payouts were at 17.6% of target for Messrs. McNamara, Read, Hoak, 15.4% of target for Mr. Barbier, 84.9% of target for Mr. Humphries, and 15.2% of target for Mr. Sykes.

- *Long-Term Deferred Compensation Plan Award.* Annual contributions under our deferred compensation plan (which cliff vest after four years) only may be made if the company exceeds the threshold annual performance level under our incentive bonus plan. Based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014 with respect to fiscal 2013 performance.
- *Total Cash Compensation of Chief Executive Officer.* Mr. McNamara's total cash compensation (the sum of base salary and annual incentive bonus payout) increased 0.4% from fiscal 2012.

In this Compensation Discussion and Analysis section, we discuss the material elements of our compensation programs and policies, including program objectives and reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the named executive officers or NEOs. This discussion focuses principally on compensation and practices relating to the named executive officers for our 2013 fiscal year.

Name	Position
Michael M. McNamara	Chief Executive Officer
Paul Read*	Chief Financial Officer
Francois Barbier	President, Global Operations and Components
Jonathan Hoak	Executive Vice President and General Counsel
Paul Humphries	President, High Reliability Solutions
Eslie C. Sykes*	President, Industrial and Emerging Industries

* On May 1, 2013, Christopher Collier was appointed as the Chief Financial Officer as Paul Read had decided to leave the Company. Both transitions were effective as of May 3, 2013. Mr. Read remains available through July 5, 2013 for any necessary transitional services. In addition, Eslie Sykes left the Company effective March 31, 2013.

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company's performance and shareholder value. Accordingly, the key objective of our compensation programs is to attract, retain and motivate superior executive talent by paying for the achievement of meaningful company objectives, while maintaining an appropriate cost structure. Our compensation programs are designed to link a substantial component of our executives' compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value. Finally, our compensation programs are designed to have the right balance of short and long-term compensation elements to ensure an appropriate focus on operational objectives and the creation of long-term value.

To accomplish these objectives, the Compensation Committee has structured our compensation programs to include the following key features and compensation elements:

- base salaries, which generally are targeted to be at the median of our peer group companies;
- cash bonuses, based on pre-established annual and quarterly performance goals related to the company and business unit (in the cases of business unit executives), with 50% of the payouts based on quarterly achievement and 50% based on achievement of annual targets;
- equity-based compensation, which aligns our executives' interests with those of our shareholders and promotes executive retention;
  - in fiscal 2013, we continued our equity incentive program implemented in fiscal 2011 and granted performance-based and service-based restricted share units, with payout of the performance-based awards based on our total shareholder return relative to the S&P 500 Index;
  - our performance-based restricted share units represented 50% (at target) of the total number of underlying shares;

- performance-based restricted share units granted in fiscal 2013 provide for vesting based on performance 100% after three years, thereby promoting the enhancement of long-term shareholder value and executive retention;
- our service-based restricted share units granted in fiscal 2013 provide for vesting over a four year period with 25% vesting each year;
- our equity grant strategy is to target a burn rate at a level consistent with our peer companies, while considering the need to attract and retain a broader employee base than our peer companies as well as the effects of our share buybacks; we aggressively manage our net burn rate to achieve a more competitive comparison to our peer companies; and

- performance-based contributions to our deferred compensation plan, which only may be awarded if the company achieves threshold levels of performance under our incentive bonus plan; these awards are designed to promote executive retention, as any contributions cliff vest after four years.

As a general matter, the Compensation Committee seeks to allocate a substantial portion of the named executive officers' compensation to components that are performance-based and at-risk. The Compensation Committee also generally seeks to allocate a substantial portion of executive compensation to long-term, performance-based cash and equity awards. The Compensation Committee does not maintain fixed policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Compensation Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the key compensation goals set forth above. However, the Compensation Committee seeks to maintain a weighting towards variable cash and equity compensation and longer-term incentive compensation to mitigate the risk arising from any element of compensation. In addition, to further align our executives' interests with our shareholders and mitigate risk relating to our compensation programs, we adopted stock ownership guidelines and an incentive compensation recoupment policy. See ***"Executive Stock Ownership Guidelines"*** and ***"Executive Incentive Compensation Recoupment Policy"*** below.

While compensation levels may differ among NEOs based on competitive factors, performance, job criticality, experience and the skill set of each specific NEO, there are no material differences in the compensation philosophies, objectives or policies for our NEOs. We do not maintain a policy regarding internal pay equity. However, the Compensation Committee reviews the ratio of the CEO's total direct compensation with that of other named executive officers as part of its overall review of our compensation programs.

None of the named executive officers serves pursuant to an employment agreement at the present time, and each serves at the will of the company's Board of Directors (subject to severance obligations under law). When an executive officer retires, resigns or is terminated, the Compensation Committee exercises its business judgment in approving an appropriate separation or severance arrangement in light of all relevant circumstances, including the individual's term of employment, severance obligations under applicable law, past accomplishments, internal severance guidelines and reasons for separation from the company.

Alignment with Compensation Best Practices

The Compensation Committee regularly reviews our compensation programs and peer company data and best practices in the executive compensation area. In past years, the Compensation Committee has recommended and our Board has approved changes in our compensation policies and practices in order to align with best practices. Overall, the Compensation Committee has sought to weight a higher percentage of our executives' total direct compensation to performance-based and long-term components. Key features of our compensation programs that align with best practices in executive compensation are:

- we generally target the fixed elements of our compensation, or our base salary, to approach over time the 50th percentile of our peer companies or the market data, and generally target our performance or variable annual and long-term incentive compensation and total direct compensation to deliver total direct compensation between the 60th and 65th percentiles of our peer companies or the market data; however, our competitive positioning or benchmarking is reviewed each year in the context of historical performance and our overall compensation programs, including prior incentive awards; for fiscal 2013, Mr. McNamara's total direct compensation was targeted to the 50th percentile of our peer companies and the other named executive officers' total direct compensation generally was targeted to approximate or to be within a range around the median of our peer companies or the market data;

- long-term equity incentive compensation is comprised 50% of performance-based and 50% service-based restricted share units;
  - we use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted share units; some of our service-based restricted share units provide for back-end loaded vesting of 30% after three years and 40% after four years; our service-based restricted share units granted in fiscal 2013 provide for vesting over a four year period with 25% vesting each year;
- for fiscal year 2013, 87.0% of Mr. McNamara's total target direct compensation was either "at-risk" or long-term, and overall for our other NEOs, 82.4% of total target direct compensation was either "at-risk" or long-term;
- our incentive plans have threshold levels of performance that must be met before any bonuses are paid or performance-based restricted share units vest;
- payout levels are capped under both our short and long-term incentive plans;
- we use multiple performance metrics under our incentive plans to mitigate risk, so that executives are not excessively incentivized by any single metric;
- all non-GAAP adjustments under our annual incentive plan are subject to approval by the Compensation Committee to ensure that the non-GAAP adjustment effects on payout levels appropriately reflect company performance;
- total target direct compensation of our CEO was less than 3 times the average of the other NEOs;
- our executives do not have severance agreements, whether or not in connection with a change in control; our equity awards do not have "single trigger" accelerated vesting upon a change in control;
- we do not maintain a supplemental executive retirement plan (SERP);
- our 2010 Equity Incentive Plan prohibits "share recycling" and options/SAR repricing (including cash buyouts); we do not pay dividends or dividend equivalents on our restricted share units;
- our net burn rate for fiscal 2013 was 1.38%, slightly below the 50th percentile of our peer companies; our 3-year average net burn rate for fiscal 2011 through fiscal 2013 was 1.21%, below the 60th percentile of our peer companies; we achieved these rates while repurchasing an aggregate of approximately 198.8 million shares in fiscal 2011, fiscal 2012 and fiscal 2013;
- we do not provide excessive executive perquisites;
- we have adopted stock ownership guidelines for our executives and other senior officers;
- we prohibit executives and senior officers from engaging in pledging or hedging transactions in company stock or trading options or other derivatives;
- we have adopted an incentive compensation recoupment policy; and
- we believe that we provide clear and transparent disclosures of our compensation programs and practices, so that our shareholders can understand the elements of our compensation programs, the reasons why we pay them, and how compensation is linked to performance, including our annual and long-term performance targets and their achievement.

Results of the 2012 Say on Pay Advisory Vote

As required by Section 14A of the Exchange Act, we provided shareholders with a "say on pay" advisory vote on executive compensation at our 2012 Annual General Meeting held on August 30, 2012. The advisory vote received the support of 90.9% of the votes cast at the Annual General Meeting. As a result the Compensation Committee continues to evaluate the alignment of our executive compensation with shareholder interests. In addition, we continue to engage in a dialogue with major institutional shareholders to receive their input and to communicate our compensation philosophy and pay for performance alignment. As previously disclosed, we plan to hold the say on pay advisory vote on an annual basis.

Compensation Committee

The Compensation Committee periodically assesses our compensation programs to ensure that they are appropriately aligned with our business strategy and are achieving their objectives. The Compensation Committee also reviews market trends and changes in competitive practices. Based on its review and assessment, the Compensation Committee from time to time recommends changes in our compensation programs to our Board. The Compensation Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer and all other executive officers. The Compensation Committee also oversees management's decisions concerning the compensation of other company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs.

Independent Consultants and Advisors

The Compensation Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2013 fiscal year, the Compensation Committee engaged Radford, an Aon Hewitt Company (referred to in this discussion as Radford), as its independent adviser for certain executive compensation matters. Radford was retained by the Compensation Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Compensation Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; and executive stock ownership and retention values. As part of its reports to the Compensation Committee, Radford evaluated our selected peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the Compensation Committee with its risk assessment of our compensation programs.

Radford is owned by Aon Hewitt Corporation, a multi-national, multi-services insurance and consulting firm. For a discussion of amounts paid to Radford for executive and director compensation consulting services and amounts paid to Aon Hewitt Corporation and its affiliates for non-executive and non-director compensation consulting services, please see *"Compensation Committee—Relationship with Compensation Consultant."* The Compensation Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2013 was compatible with maintaining the objectivity of Radford in its role as compensation consultant to the Compensation Committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Compensation Committee has retained Radford as its independent compensation consultant for fiscal year 2014 and expects that it will continue to retain an independent compensation consultant on future executive compensation matters.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes recommendations to our Board on all compensation actions relating to our executive officers. As part of its process, the Compensation Committee meets with our Chief Executive Officer and other executives to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. As discussed in greater detail below under *"Fiscal Year 2013 Executive Compensation—Incentive Bonus Plan,"* our Chief Executive Officer and other executives develop recommendations for performance measures and target and payout opportunities under our incentive bonus plan based on management's business forecast both at the company and business unit levels, which are reviewed and approved by our Board.

Competitive Positioning

In arriving at its recommendations to our Board on the amounts and components of compensation for our Chief Executive Officer and other executive officers, the Compensation Committee considers competitive compensation data prepared by its independent compensation consultant. The Compensation Committee reviews this data in the context of historical performance and our overall compensation programs, including prior incentive awards. The Compensation Committee considered the following competitive compensation data:

- to benchmark compensation for our CEO and CFO, Radford constructed a peer group consisting of 21 peer companies based on the following criteria and market data as of March 2012: (i) global companies with a technology focus and with significant manufacturing operations; (ii) companies with revenues generally between $10 billion and $50 billion (approximately .5x to 2x Flextronics's trailing 12 months revenues); and (iii) companies with a market capitalization generally between $3 billion and $25 billion. Radford compiled compensation data from such companies' SEC filings; and
- to benchmark compensation for our other executives and senior officers, including our named executives officers (other than our CEO and CFO), Radford recommended and the Compensation Committee approved using data from Radford's published compensation survey for technology companies. Radford recommended and the Compensation Committee approved using survey data for technology companies with annual revenues generally between $10 billion and $50 billion and with significant manufacturing operations in order to align the data more closely to the criteria selected for the CEO/CFO peer group. Radford recommended and the Compensation Committee approved the use of this survey data because this survey data provided a better match based upon job responsibility, including revenue responsibility, and are more reflective of the market for talent for these positions. In addition, the survey data was more appropriate for the broader executive group, which includes business unit executives, because publicly available compensation data from peer company SEC filings for matching positions generally was not available.

Peer companies are recommended by the Compensation Committee's independent consultant and approved by the Compensation Committee. In selecting peer companies, the Compensation Committee seeks to select companies that are comparable to us on the basis of various criteria, including revenues, industry, global scope of operations, and market capitalization, and that the Compensation Committee believes would compete with us for executive talent.

The CEO/CFO peer group for fiscal year 2013 compensation decisions consisted of the following companies:

Alcatel-Lucent	Applied Materials, Inc.
Arrow Electronics, Inc.	Avnet, Inc.
Danaher Corporation	Dell Inc.
Eaton Corporation	Emerson Electric Co.
General Dynamics Corporation	Honeywell International Inc.
Illinois Tool Works Inc.	Jabil Circuit, Inc.
Johnson Controls, Inc.	Motorola Solutions, Inc.
Northrop Grumman Corporation	Raytheon Company
Royal Philips Electronics	Seagate Technology
Tyco International Ltd.	Western Digital Corporation
Xerox Corporation	

The Compensation Committee has approved the same CEO/CFO peer group for fiscal year 2014, except that TE Connectivity was added to the peer group because it is a global manufacturing company that fits within the approved criteria established by the Compensation Committee.

The companies included in the Radford survey used for fiscal 2013 compensation benchmarking for our other executives and senior officers are as follows:

Alcatel-Lucent	AOL Inc.
Arrow Electronics, Inc.	Cisco Systems, Inc.
Comcast Corporation	Covidien plc
Deere & Company	Dell Inc.
DIRECTV	E.I. du Pont de Nemours and Company
EMC Corporation	Honeywell International Inc.
Intel Corporation	Jabil Circuit, Inc.
Johnson Controls, Inc.	L-3 Communications
Lockheed Martin Corporation	Motorola Solutions, Inc.
Navistar International Corporation	Nokia Corporation
Northrop Grumman Corporation	QUALCOMM Incorporated
Qwest Communications International Inc.	Research In Motion Limited
Science Applications International Corporation	Seagate Technology
Sprint Nextel Corporation	Texas Instruments Incorporated
Thermo Fisher Scientific Inc.	Tyco International Ltd.
Western Digital Corporation	Xerox Corporation

The Compensation Committee generally seeks to set base salary at the 50th percentile and total target direct compensation at between the 60th and 65th percentiles of our peer companies or the market data. Total target direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. Our competitive positioning or benchmarking is reviewed by the Compensation Committee each year in the context of historical performance and our overall compensation programs, including prior incentive awards. Total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, job criticality, level of responsibility and performance, as well as competitive market conditions.

Fiscal Year 2013 Executive Compensation

Summary of Fiscal Year 2013 Compensation Decisions

In fiscal 2013, management focused on transforming our business after completing the exit of our ODM PC business in fiscal 2012 and disengaging from our largest smart phone OEM customer in fiscal 2013. Nevertheless, we continued to operate in a weak macroeconomic environment in fiscal 2013 which broadly affected the markets that we serve, significantly impacting our operating results. As a result, bonus payouts under our annual incentive bonus plan were at 17.6% of target for Messrs. McNamara, Read and Hoak, 15.4% for Mr. Barbier, 84.9% of target for Mr. Humphries, and 15.2% of target for Mr. Sykes.

Based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014 with respect to fiscal 2013 performance.

For fiscal 2013, equity-based compensation comprised 50% of performance- based restricted share units and 50% of service-based restricted share units. Mr. McNamara's equity grant was targeted to approximate the 50th percentile of our peer companies and the other NEOs' equity grants generally were targeted between the 50th and 60th percentiles of our peer companies or the market data.

Mr. McNamara's total cash compensation (the sum of base salary and annual incentive bonus payout) increased 0.4% from fiscal 2012 and his total direct compensation (the sum of base salary, annual incentive bonus payout and long-term equity awards) increased 8.2% from fiscal 2012. 7.8% of this increase in total direct compensation for Mr. McNamara is the result of an increase in his equity grant levels last year. His equity compensation was increased to provide Mr. McNamara with equity compensation in line with the median market

The companies included in the Radford survey used for fiscal 2013 compensation benchmarking for our other executives and senior officers are as follows:

Alcatel-Lucent	AOL Inc.
Arrow Electronics, Inc.	Cisco Systems, Inc.
Comcast Corporation	Covidien plc
Deere & Company	Dell Inc.
DIRECTV	E.I. du Pont de Nemours and Company
EMC Corporation	Honeywell International Inc.
Intel Corporation	Jabil Circuit, Inc.
Johnson Controls, Inc.	L-3 Communications
Lockheed Martin Corporation	Motorola Solutions, Inc.
Navistar International Corporation	Nokia Corporation
Northrop Grumman Corporation	QUALCOMM Incorporated
Qwest Communications International Inc.	Research In Motion Limited
Science Applications International Corporation	Seagate Technology
Sprint Nextel Corporation	Texas Instruments Incorporated
Thermo Fisher Scientific Inc.	Tyco International Ltd.
Western Digital Corporation	Xerox Corporation

The Compensation Committee generally seeks to set base salary at the 50th percentile and total target direct compensation at between the 60th and 65th percentiles of our peer companies or the market data. Total target direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. Our competitive positioning or benchmarking is reviewed by the Compensation Committee each year in the context of historical performance and our overall compensation programs, including prior incentive awards. Total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, job criticality, level of responsibility and performance, as well as competitive market conditions.

Fiscal Year 2013 Executive Compensation

Summary of Fiscal Year 2013 Compensation Decisions

In fiscal 2013, management focused on transforming our business after completing the exit of our ODM PC business in fiscal 2012 and disengaging from our largest smart phone OEM customer in fiscal 2013. Nevertheless, we continued to operate in a weak macroeconomic environment in fiscal 2013 which broadly affected the markets that we serve, significantly impacting our operating results. As a result, bonus payouts under our annual incentive bonus plan were at 17.6% of target for Messrs. McNamara, Read and Hoak, 15.4% for Mr. Barbier, 84.9% of target for Mr. Humphries, and 15.2% of target for Mr. Sykes.

Based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014 with respect to fiscal 2013 performance.

For fiscal 2013, equity-based compensation comprised 50% of performance- based restricted share units and 50% of service-based restricted share units. Mr. McNamara's equity grant was targeted to approximate the 50th percentile of our peer companies and the other NEOs' equity grants generally were targeted between the 50th and 60th percentiles of our peer companies or the market data.

Mr. McNamara's total cash compensation (the sum of base salary and annual incentive bonus payout) increased 0.4% from fiscal 2012 and his total direct compensation (the sum of base salary, annual incentive bonus payout and long-term equity awards) increased 8.2% from fiscal 2012. 7.8% of this increase in total direct compensation for Mr. McNamara is the result of an increase in his equity grant levels last year. His equity compensation was increased to provide Mr. McNamara with equity compensation in line with the median market value for our peers. For our other named executive officers, the average increase in total cash compensation was 8.2% and the average total direct compensation remained similar.

	Mr. McNamara	Mr. Read	Mr. Barbier	Mr. Humphries	Mr. Sykes	Mr. Hoak
Actual Cash FY13	1,579,138	756,044	706,404	993,073	609,006	541,705
Actual Cash FY12	1,572,663	729,065	676,875	821,328	585,195	503,166
% increase	0.41%	3.7%	4.36%	20.91%	4.07%	7.66%

Based on company performance, the Compensation Committee believes that compensation levels for fiscal year 2013 were appropriate and consistent with the philosophy and objectives of the company's compensation programs.

Elements of Compensation

We allocate compensation among the following components for our named executive officers:

- base salary;
- annual incentive bonus awards;
- performance-based and service-based stock incentive awards;
- performance-based deferred compensation; and
- other benefits.

As discussed above, a key element of our compensation philosophy is that a significant portion of executive compensation is "performance-based" and therefore "at-risk." A second key element of our compensation philosophy is that a significant portion of executive compensation is comprised of long-term elements in order to align executive compensation with sustained, long-term performance and stock price appreciation. Annual incentive compensation, performance-based restricted share units and performance-funded contributions under our deferred compensation plan are compensation that is "at-risk" because their payouts depend entirely upon performance. Our performance-based and service-based restricted share units and performance- funded deferred compensation plan contributions are designed to provide significant retention and alignment with long-term shareholder value enhancement, with these awards predominantly fully vesting after periods of three or four years. The following charts illustrate the mix of our compensation and show that for our Chief Executive Officer, 87.0% of total target direct compensation is either "at-risk" or long-term, and, overall for our other NEOs, 82.4% of total target direct compensation is either "at-risk" or long-term:


FY13 CEO Total Target Direct Compensation
13.0%
19.6%
30.7%
36.7%
Base Salary
Annual Incentive Plan
Time Based RSU
Performance Based RSU


FY13 Other NEO Total Target Direct Compensation
17.6%
21.9%
27.6%
32.9%
Base Salary
Annual Incentive Plan
Time Based RSU
Performance Based RSU

Notice & Proxy Statement

Base Salary

We seek to set our executives' base salaries at levels which are competitive with our peer companies based on each individual executive's role and the scope of his or her responsibilities, also taking into account the executive's experience and the base salary levels of other executives within the company. The Compensation Committee typically reviews base salaries every fiscal year and adjusts base salaries to take into account competitive market data, individual performance and promotions or changes in responsibilities. The following changes to base salaries were made for fiscal 2013.

Mr. McNamara's base salary was maintained at $1,250,000, which approximated the 50th percentile of our peer companies. Mr. Read's base salary was increased from $600,000 to $620,000, which was slightly below the 50th percentile of our peer companies. Mr. Barbier's base salary was maintained at $600,000, which approximated the 60th percentile of the peer group. Mr. Hoak's base salary was increased from $450,000 to $475,000, which was below the 50th percentile of the peer group. Mr. Humphries' base salary was maintained at $525,000, which approximated the 75th percentile of the peer group. Mr. Sykes's base salary was maintained at $525,000, which exceeded the 75th percentile of the peer group.

Incentive Bonus Plan

Through our incentive bonus plan, we seek to provide pay for performance by linking incentive awards to company and business unit performance. In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics and targets, which are reviewed and are subject to adjustment by the Compensation Committee and our Board. Performance metrics and payout levels are determined based on management's business forecast both at the company and business unit levels, as reviewed and approved by the Board. In fiscal 2013, target levels for performance were set at approximately the levels included in our business forecast. Maximum payout levels were tied to stretch or "home run" levels of performance. As part of the process of setting performance targets, the Compensation Committee reviewed analyst consensus estimates for fiscal 2013 and confirmed that target performance measures were appropriately aligned with such estimates.

For fiscal 2013, our performance measures emphasized profitability and revenue growth at the corporate and business unit level, and specific business unit goals at the business unit level. In addition, our performance measures emphasized continued cash flow generation. Performance measures were based on quarterly and annual targets.

Key features of the bonus plan in fiscal 2013 were as follows:

- performance targets were based on key company and business unit financial metrics;
- performance targets were measured on an annual and quarterly basis, with total bonus opportunities based on annual performance; bonuses were paid out quarterly, with 50% of the bonus based on achievement of quarterly objectives and 50% based on the achievement of annual objectives;
- the financial goals varied based on each executive's responsibilities, with a substantial weighting on business unit financial metrics for business unit executives;
- performance measures under the plan were: annual and quarterly revenue growth, operating profit (as a percentage of sales), return on invested capital and adjusted earnings per share targets at the company level; and annual and quarterly operating profit (as a percentage of sales), revenue growth, profit after interest percentage, inventory turnover, and other business-unit specific targets at the business unit level for certain executives; annual and fourth quarter performance measures were based on results from continuing operations;
- certain performance measures were calculated on a non-GAAP basis and excluded after-tax intangible amortization and stock-based compensation expense;
  - all non-GAAP adjustments were subject to approval by the Compensation Committee to ensure that the non-GAAP adjustment effects on payout levels appropriately reflected company performance;
- bonuses were based entirely on achievement of financial performance objectives; there was no individual performance component;
- each executive's target bonus was set at a percentage of base salary, based on the level of the executive's responsibilities;
  - the CEO's target bonus was set at 150% of base salary and the CFO's target bonus was set at 125% of base salary;
  - for NEOs other than the CEO and CFO, the target bonus was set at a range of between 80% and 110% of base salary;
- payout opportunities for each bonus component ranged from 50% of target to a maximum of 200% of target for quarterly bonuses and 300% of target for annual bonuses where payout achievement between the 200% and 300% levels are cliff vested (not interpolated); and
- if the company failed to achieve the threshold level for any performance measure, no payout was awarded for that measure.

The Compensation Committee recommended and our Board approved different performance metrics for our Chief Executive Officer, Chief Financial Officer and corporate officers as compared with business unit executives. In addition, we varied the weightings for certain performance metrics among different executives, in order to better align individual awards with our business strategy.

The incentive bonus plan award opportunities for each NEO are shown in the Grants of Plan-Based Awards in Fiscal Year 2013 table. In fiscal 2013, the target incentive bonus awards were set at approximately the 50th percentile of our peer companies for Mr. McNamara; at greater than the 75th percentile of our peer companies for Mr. Read; at the 60th percentile of the peer group for Mr. Barbier; between the 50th and 60th percentiles of the peer group for Mr. Hoak; approximately the 60th percentile of the peer group for Mr. Humphries and approximately the 60th percentile of the peer group for Mr. Sykes.

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures for our incentive bonus plan in fiscal 2013. We use adjusted measures to eliminate the distorting effect of certain unusual income or expense items. The adjustments are intended to:

- align award payout opportunities with the underlying growth of our business; and
- avoid outcomes based on unusual items.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the company's operating performance on a period-to-period basis because such items are not, in the Compensation

Committee's view, related to the company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the company's operating performance, for calculating return on investment, and for benchmarking performance against competitors. For fiscal 2013, non-GAAP adjustments consisted of excluding after-tax stock-based compensation expense, restructuring charges and intangible amortization. All adjustments are subject to approval by the Compensation Committee to ensure that payout levels are consistent with performance.

Incentive Awards for the CEO and CFO

Messrs. McNamara and Read were each eligible for a bonus award based on achievement of quarterly and annual revenue growth, adjusted operating profit percentage, ROIC and adjusted EPS targets. We refer to these performance measures as the "company performance metric." The weightings for each of these performance measures was 30% for all metrics other than ROIC which was 10%. Mr. McNamara's annual target bonus was 150% of base salary and Mr. Read's annual target bonus was 125% of base salary. Mr. McNamara's target percentage of base salary remained the same as in fiscal 2012 and resulted in total target cash approximating the 60th percentile of our peer companies. Mr. Read's bonus target as a percentage of base salary also remained the same as in fiscal 2012 and resulted in total target cash between the 50th and 60th percentiles of our peer companies.

The following table sets forth the payout level opportunities that were available for Messrs. McNamara and Read as a percentage of the target award for each performance measure based on different levels of performance. Revenue targets represented year over year growth targets of 5% at the 50% payout level, 7.5% at the 100% payout level, 10% at the 150% payout level, 12.5% at the 200% payout level and with respect to the annual bonus only 17.5% at the 300% payout level.

For purposes of the bonus calculations in the tables below, revenue numbers include total revenue minus certain types of HVS related revenue. Therefore, revenue numbers below are lower than revenue numbers reported by the company in its financial statements.

Payout levels for each performance measure ranged from 50% to 200% related to quarterly bonus and 300% of target for the annual bonus based on achievement of the performance measure, with no payout if the threshold performance level was not achieved. For performance levels between the 50% and 200% levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Payout (% Target)	**50%**	**100%**	**200%**	**300%**
Q1 Revenue (in millions)	$5,200.2	$5,324.0	$5,571.6	
Q1 Adjusted OP%	3.0%	3.3%	3.5%	
Q1 ROIC	17.5%	22.5%	27.5%	
Q1 Adjusted EPS	$0.22	$0.24	$0.27	
Q2 Revenue (in millions)	$5,215.1	$5,339.2	$5,587.6	
Q2 Adjusted OP%	3.0%	3.3%	3.5%	
Q2 ROIC	17.5%	22.5%	27.5%	
Q2 Adjusted EPS	$0.23	$0.26	$0.30	
Q3 Revenue (in millions)	$5,043.0	$5,163.1	$5,403.3	
Q3 Adjusted OP%	3.0%	3.3%	3.5%	
Q3 ROIC	17.5%	22.5%	27.5%	
Q3 Adjusted EPS	$0.25	$0.28	$0.32	
Q4 Revenue (in millions)	$5,028.0	$5,147.7	$5,387.2	
Q4 Adjusted OP%	3.0%	3.3%	3.5%	
Q4 ROIC	17.5%	22.5%	27.5%	
Q4 Adjusted EPS	$0.25	$0.27	$0.31	
FY'13 Revenue (in millions)	$20,486.3	$20,974.1	$21,949.6	$22,925.2
FY'13 Adjusted OP%	3.0%	3.3%	3.5%	3.8%
FY'13 ROIC	17.5%	22.5%	27.5%	32.5%
FY'13 Adjusted EPS	$0.95	$1.05	$1.20	$1.35

The following table sets forth the actual quarterly and annual performance and the payout levels (as a percentage of the target award for the quarterly and annual periods) and payout amounts (as a percentage of base salary for the quarterly and annual periods) for Messrs. McNamara and Read.

Period	Revenue (in millions)	Payout Level %	Adjusted OP %	Payout Level %	ROIC	Payout Level %	Adjusted EPS	Payout Level %	Total Payout Level %	CEO Actual Payout % (as a % of Base Salary)	CFO Actual Payout % (as a % of Base Salary)
Q1	$4,626.4	—	3.0%	50%	20.8%	83.32%	$0.23	75%	45.83%	68.7%	57.3%
Q2	$4,534.9	—	3.0%	50%	20.9%	84.0%	$0.26	100%	53.4%	80.1%	66.8%
Q3	$4,638.7	—	2.4%	—	20.7%	82%	$0.22	—	8.2%	12.3%	10.3%
Q4	$4,271.4	—	2.0%	—	19.1%	66%	$0.13	—	6.6%	9.9%	8.3%
FY'13 Annual Component	$18,071.5	—	2.6%	—	19.1%	66%	$0.84	—	6.6%	9.9%	8.3%
FY'13 Total Payout									**17.6%**	**26.3%**	**21.9%**

Overall performance for each quarter was below the target level of performance with payout levels (as a percentage of target) of 45.8% for the first quarter, 53.4% for the second quarter, 8.2% for the third quarter (paid in Q4 for administrative reasons) and 6.6% for the fourth quarter. For annual component, the payout level (as a percentage of target) was 6.6%. The total annual bonus payout was 17.6%, which represents 26.3% for Mr. McNamara and 21.9% for Mr. Read as a percentage of base salary.

Incentive Awards for NEOs other than the CEO and CFO

Mr. Barbier, President of Flextronics Global Operations and Components, was eligible for a bonus based on achievement of the quarterly and annual company performance metrics (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as various business unit performance metrics in Q1. Effective the second fiscal quarter, Mr. Barbier's bonus was based exclusively on the annual company performance metric. Mr. Barbier's annual target bonus was 110% of base salary. Mr. Barbier's target percentage of base salary increased from 90% in fiscal 2012 and resulted in total target cash approximating the 50th percentile of the market data. Actual payout level opportunities ranged from 50% to 300% of target. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Barbier was only eligible for a 300% payout level for any of the performance measures if the company achieved an annual maximum level of performance. Certain business unit metrics were calculated on an adjusted non-GAAP basis consistent with the company performance metric.

Mr. Hoak was eligible for a bonus award based on achievement of the quarterly and annual company performance metrics, with the same weightings as Messrs. McNamara and Read. The annual target bonus was 80% of base salary. Mr. Hoak's bonus target as a percentage of base salary increased from 70% in fiscal 2012 and resulted in total target cash slightly below the 25th percentile of the peer group.

Mr. Humphries, President of High Reliability Solutions, was eligible for a bonus based on achievement of the quarterly and annual company performance metrics (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as various business unit performance metrics, including revenue, operating profit percentage, profit after interest percentage and new business wins for our High Reliability Solutions business group. Mr. Humphries' annual target bonus was 105% of base salary. Mr. Humphries' target percentage of base salary increased from 90% in fiscal 2012 and resulted in total target cash between the 50th and 60th percentiles of the market data. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Humphries were 40% for the company performance metric and 60% for the business unit metrics. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Humphries only was eligible for a 300% payout level on the annual component for any of the performance measures if his business unit or the company achieved an annual maximum level of performance for the metric. Certain business unit metrics were calculated on an adjusted non-GAAP basis consistent with the company performance metric. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Humphries to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

Mr. Sykes, President of President, Industrial and Emerging Industries, was eligible for a bonus based on achievement of the quarterly and annual company performance metrics (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as various business unit performance metrics, including revenue, operating profit percentage and inventory turns for our Industrial and Emerging Industries segment. Mr. Sykes' annual target bonus was 105% of base salary. Mr. Sykes' target percentage of base salary increased from 90% in fiscal 2012 and resulted in total target cash at approximately the 60th percentile of the peer group. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Sykes were 40% for the company performance metric and 60% for the business unit metrics. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Sykes only was eligible for a 300% payout level for any of the performance measures if his business unit or the company achieved an annual maximum level of performance for the metric. Certain business unit metrics were calculated on an adjusted non-GAAP basis consistent with the company performance metric. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Sykes to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

The following table sets forth the actual quarterly, annual and total payout levels, both as a percentage of target and of base salary, for Messrs. Barbier, Hoak, Humphries and Sykes:

Period	F. Barbier Payout (% Target)	F. Barbier Actual Payout % (as a % of Base Salary)	J. Hoak Payout (% of Target)	J. Hoak Actual Payout % (as a % of Base Salary)	P. Humphries Payout (% of Target)	P. Humphries Actual Payout % (as a % of Base Salary)	E Sykes Payout (% of target)	E Sykes Actual Payout % (as a % of Base Salary)
Q1	34.4%	37.8%	45.8%	36.7%	137.3%	144.2%	48.9%	51.3%
Q2	53.4%	58.7%	53.4%	42.7%	98.1%	103.0%	41.86%	53.9%
Q3	8.2%	9%	8.2%	6.6%	55.7%	58.5%	8.5%	8.9%
Q4	6.6%	7.3%	6.6%	5.3%	62.6%	65.8%	2.6%	2.8%
FY'13 Annual Component	6.6%	7.3%	6.6%	5.3%	81.4%	85.5%	2.6%	2.8%
FY'13 Total Payout	**16.1%**	**17.7%**	**17.6%**	**14.0%**	**84.9%**	**89.2%**	**15.2%**	**16.0%**

The Compensation Committee believes that bonuses awarded under our incentive bonus plan appropriately reflected the company's performance and appropriately rewarded the performance of the named executive officers.

Long-Term Incentive Programs

The Compensation Committee's general policy is to target long-term incentive compensation (which is deemed to include target annual performance-based contributions to the deferred compensation plan) at between the 60th and 65th percentiles of our peer companies and market data, subject to individual variances. As noted earlier, our competitive positioning for long-term incentive compensation is determined in the context of historical performance and our overall compensation programs, including prior incentive awards. For fiscal 2013, Mr. McNamara's long-term incentive award was targeted to slightly below the 50th percentile of our peer companies, and the other named executive officers' long-term incentive awards generally were targeted to be within a range around the median of our peer companies or the market data.

Long-Term Cash Incentive Awards

In prior years, the Compensation Committee has recommended and the Board has approved long-term cash incentive awards that allowed for named executive officers and certain other senior officers to earn cash bonuses based upon the achievement by the company of certain three-year performance targets. In fiscal 2011, the company adopted the 2010 Deferred Compensation Plan, which replaces both the prior long-term cash incentive awards program and our senior executive and senior management deferred compensation plans. Under the new plan, the company in its discretion may make annual contributions in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), provided that Mr. Read is not eligible for annual performance-based contributions until past company contributions vest under his prior deferred compensation accounts. Contributions will be made, subject to Committee approval, based on achievement of the same performance metrics as under our incentive bonus plan and will cliff vest after four years. The new plan and the prior deferred compensation plans are discussed further under ***"Deferred Compensation"*** below. Based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014. For additional information about company contributions to the named executive officers deferral accounts made in fiscal year 2013, please see the section entitled ***"Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2013."***

Stock-Based Compensation

Restricted Share Unit Awards and Stock Options

The Compensation Committee grants performance-based and service-based restricted share unit awards (the equivalent of restricted stock units) and stock options. Equity incentives are designed to align the interests of the named executive officers with those of our shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner, with an equity stake in the business. These awards are also intended to promote executive retention, as unvested restricted share unit awards and stock options are generally forfeited if the executive voluntarily leaves the company. Restricted share unit awards are structured as either performance-based awards, which vest only if pre-established performance measures are achieved, or service-based awards, which vest if the executive remains employed through the vesting period. Before the restricted share unit award vests, the executive has no ownership rights in our ordinary shares. The payouts are made in shares, so the value of the award goes up or down based on share price performance from the beginning of the grant, further aligning the interests of the executive with long-term shareholder value creation. Each stock option allows the executive officer to acquire our ordinary shares at a fixed price per share (the closing market price on the grant date) generally over a period of seven years, thus providing a return to the officer only if the market price of the shares appreciates over the option term.

Beginning with fiscal 2011, the Compensation Committee determined that equity awards for executives and other senior officers generally would be allocated 50% to performance-based restricted share unit awards and 50% to service-based restricted share unit awards. None of the NEOs has received an option grant since 2009 and no equity awards were granted to the named executive officers in fiscal 2010. The Compensation Committee believes that this allocation promotes retention, serves to link long-term compensation to the company's long-term performance and limits the dilutive effect of equity awards. Key features of these awards are as follows:

- vesting of the performance based restricted share units is tied to the company's total shareholder return versus total shareholder return of the S&P 500, with payouts ranging from 0% to 150% in fiscal year 2011 and 2012 and 200% in fiscal year 2013 based on performance; the Compensation Committee believes that the relative total shareholder return metric used for the performance based awards is a widely accepted investor benchmark that appropriately aligns compensation with performance;
- performance-based restricted share units granted in fiscal 2013 will vest after three years;
- service based restricted share units granted prior to fiscal year 2013 vested according to various schedules including in four installments of 10%, 20%, 30% and 40% on the first, second, third and fourth anniversaries of the grant date in fiscal year 2012; the back-end loaded vesting schedule resulting in 70% of the award vesting after periods of three years and four years; in fiscal year 2011, service based restricted share units granted vested in two installments of 50% on the 3rd anniversary and 50% on the 4th anniversary;
- service-based restricted share units granted in fiscal year 2013 vest in four installments of 25% on each yearly anniversary of the grant date; vesting was changed in fiscal year 2013 to be consistent with typical market practices for time-based restricted stock units;
- we do not pay dividends or dividend equivalents on our restricted share units.

Vesting of the performance-based awards granted in fiscal 2013 will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the performance periods, as follows (with vesting for performance between the indicated performance levels computed on the basis of linear interpolation):

	Flextronics TSR as a % of S&P 500 Index Average TSR	**Awards Earned as a % of Target Awards**
Maximum	Above 200% of S&P Average	200%
	150% of S&P Average	150%
Target	100% of S&P Average	100%
	50% of S&P Average	50%
Threshold	Below 50% of S&P Average	0%

In addition, in fiscal 2013 the Board approved amendments to the existing performance-based awards to provide vesting in the event of retirement in certain circumstances. Under the amended terms the awards provide that in the event of retirement a pro-rata number of vested shares shall be issued upon the vesting of the performance-based award pursuant to the performance criteria, with the number of shares that vest determined by multiplying the full number of shares subject to the award by a fraction, which shall be (x) the number of complete months of continuous service as an employee from the grant date of the award to the date of retirement, divided by (y) the number of months from the grant date to the vesting/ release date; provided, further, that if within twelve months of retirement, the executive officer violates the terms of a non-disclosure agreement with, or other confidentiality obligation owed to, the company or any parent, subsidiary or affiliate, then the award and all of the company's obligations and the executive officer's rights under the award shall terminate. For purposes of the awards, "Retirement" means the executive officer's voluntary termination of service after the executive officer has attained age sixty (60) and completed at least ten (10) years of service as an employee of the company or any parent, subsidiary or affiliate. At the current time none of the executive officers would satisfy the retirement criteria.

The size of the restricted share unit award or option grant to each executive officer generally is set at a level that is intended to create a meaningful opportunity for share ownership based upon the individual's current position with the company, but the Compensation Committee and Board also take into account (i) the individual's potential for future responsibility and promotion over the term of the award, (ii) the individual's performance in recent periods, and (iii) the number of restricted share unit awards and options held by the individual at the time of grant. In addition, the Compensation Committee and Board consider competitive equity award data, and determine award size consistent with the Compensation Committee's and our Board's objective of setting long-term incentive compensation at a competitive level in relation to our peer companies and market data, subject to individual variances. The Compensation Committee and Board also consider annual share usage and overall shareholder dilution when determining the size of equity awards.

Grants During Fiscal Year 2013

The number of performance-based and service-based restricted share unit awards granted to the named executive officers in fiscal year 2013, and the grant-date fair value of these awards determined in accordance with ASC 718-10, are shown in the Grants of Plan-Based Awards in Fiscal Year 2013 table.

As part of the annual compensation review process, the Compensation Committee recommended and the Board approved the following performance-based and service-based restricted share unit awards to our named executive officers in fiscal year 2013. The figures represent the sum of the restricted share unit awards granted, which is split 50-50 between performance-based awards (at target) and service-based awards: Mr. McNamara—900,000; Mr. Read—324,000; Mr. Barbier—300,000; Mr. Hoak—150,000; Mr. Humphries—270,000; and Mr. Sykes 270,000. Mr. McNamara's long-term incentive compensation for fiscal 2013 was set just below the 50th percentile of our peer companies and Mr. Read's was set between the 60th and the 75th percentile of our peer companies. Messrs. Barbier's and Hoak's long-term incentive compensation for fiscal 2013 were set between the 60th and the 75th percentile of the peer group; and Messrs. Humphries' and Sykes' long-term incentive compensation were set at the 60th percentile of the peer group. Overall, our executives' and senior officers' long-term incentive awards were set below the 50th percentile of the peer group. For purposes of benchmarking long-term incentive compensation, the Compensation Committee treats the target cash awards under the new deferred compensation plan as long-term incentive compensation. As noted above, Mr. Read is not eligible for annual performance-based deferred compensation until past deferred cash awards under his deferral accounts vest, and his fiscal 2013 equity grant was therefore benchmarked without taking into account any target deferred compensation award.

Administration of Equity Award Grants

The Compensation Committee grants options with exercise prices set at the market price on the date of grant, based on the closing market price. Our current policy is that options and restricted share unit awards granted to executive officers are only made during open trading windows. Awards are not timed in relation to the release of material information. Our current policy provides that grants to non-executive new hires and follow on grants to non-executives are made on pre-determined dates five times a year.

Hedging Policy

Under our insider trading policy, short-selling, trading in options or other derivatives on our shares or engaging in hedging transactions are prohibited.

Deferred Compensation

Each of the named executive officers participates in a deferred compensation plan or arrangement. These plans and arrangements are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal 2011, we replaced our prior senior executive and senior management plans with our 2010 deferred compensation plan. Under the new plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Initial company contributions under the plan for new senior executive participants who did not participate in the prior plans are 50% of base salary and are not tied to company performance. Annual company contributions are performance-based (using the same performance measures used under the incentive bonus plan) and may be made in amounts of up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), subject to approval by the Compensation Committee. Initial contributions and any annual contributions, together with earnings, will cliff vest after four years provided that the participant remains employed by the company. For performance below the threshold payout level under the incentive bonus plan, there will be no contribution; for performance between the threshold and target payout levels, the Compensation Committee may award a contribution ranging from 50% to 100% of the target contribution; and for performance at or above the target payout level, the Compensation Committee may award a contribution of 100% of the target contribution. For purposes of benchmarking compensation, the Compensation Committee treats target cash awards as long-term incentive compensation. Deferred balances under the plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants may receive their vested compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to ten years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to five years. The deferred account balances are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations. We do not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to the performance of the underlying investments selected by participants.

As discussed above under **"Long-Term Incentive Programs—Long-Term Cash Incentive Awards,"** based on fiscal 2013 performance, there were no deferred cash awards made in fiscal 2014. Deferred awards made under the prior plans are discussed below with respect to certain of the NEOs who participated in prior plans. Deferred cash awards made under the prior plans will continue to vest in accordance with the provisions of the prior plans, which will be grandfathered, but no additional contributions will be made under the prior plans.

Mr. McNamara participated in the company's senior executive deferred compensation plan (referred to as the senior executive plan). Following his appointment as Chief Financial Officer, Mr. Read also became a participant in the senior executive plan effective January 1, 2009. Mr. Read participated in the company's senior management deferred compensation plan (referred to as the senior management plan) prior to his appointment as Chief Financial Officer. Messrs. Barbier, Humphries and Sykes participated in the senior management plan.

Deferred Compensation for Messrs. McNamara and Read. Under the senior executive plan, awards for deferred long-term incentive bonuses could be awarded in return for services to be performed in the future. During fiscal year 2006, the Compensation Committee recommended and the Board approved a deferred bonus for Mr. McNamara of $5,000,000. The deferred bonus (together with earnings) for Mr. McNamara vested as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) 20% vested on April 1, 2008; (iv) 25% vested on April 1, 2009; and (v) 30% vested on April 1, 2010.

During fiscal year 2009, in recognition of his appointment as Chief Financial Officer, the Compensation Committee recommended and the Board approved an initial one-time funding payment of $2,000,000 for Mr. Read in the senior executive plan. The deferred bonus (together with earnings) for Mr. Read will vest as follows: (i) 10% vested on January 1, 2010; (ii) 15% vested on January 1, 2011; (iii) 20% vested on January 1, 2012; (iv) 25% vested on January 1, 2013; and (v) 30% will vest on January 1, 2014. Prior to his appointment as Chief Financial Officer, Mr. Read was a participant in the senior management plan. As part of the annual contribution, Mr. Read was eligible to receive a contribution equal to 30% of his base salary. Past contributions (together with earnings) will vest as follows: (i) one-third vested on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Any unvested portions of the deferred bonus for Mr. Read (with respect to his senior executive plan account) will become 100% vested upon a change of control (as defined in the senior executive plan) if he is employed at that time or if his employment is terminated as a result of death or disability. Other than in cases of death or disability or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. With respect to Mr. Read's senior management plan account, 100% will become vested in the case of his death and a percentage of the unvested portion of Mr. Read's senior management account will become vested in the event of a change of control (as defined in the senior management plan), in an amount equal to the number of months of completed service from July 1, 2005 through July 1, 2014, divided by 108. Any portion of his senior management plan account that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule.

Deferred Compensation for Mr. Barbier. During fiscal year 2005, the Compensation Committee recommended and the Board approved an initial one-time funding payment of $250,000 for Mr. Barbier in the senior management plan. As part of the annual contribution, until 2010, Mr. Barbier was eligible to receive a contribution equal to 30% of his base salary. Past contributions (together with earnings) will vest as follows: (i) one-third vested on July 1, 2011; (ii) one-half of the remaining balance vested on July 1, 2012; and (iii) the remaining balance will vest on July 1, 2013.

Deferred Compensation for Mr. Humphries. Beginning with 2005 until 2010, Mr. Humphries received annual and discretionary deferred contributions under the senior management plan. These contributions (together with earnings) are fully vested. He also has unvested contributions under the 2010 Plan which are subject to three year cliff vesting.

Deferred Compensation for Mr. Sykes. Beginning with 2005 until 2010, Mr. Sykes received annual and discretionary deferred contributions under the senior management plan. These contributions (together with earnings) are either fully vested or were forfeited upon his termination from the company.

Under the senior management plan, any unvested portions of the deferral account of Mr. Barbier will become 100% vested if his employment is terminated as a result of death. In the event of a change of control (as defined in the senior management plan), a portion of the deferral account will vest, calculated as a percentage equal to the number of service months from July 1, 2005 to July 1, 2013, divided by 96 for Mr. Barbier. Any portion of his deferral account that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule. Other than in cases of death or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement.

For additional information about (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of fiscal year 2013, see the section entitled "***Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2013***." The deferral accounts are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

Benefits

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the named executive officers. In fiscal year 2013, we paid the premiums on long-term disability insurance for our named executive officers. We also reimbursed Mr. Barbier for costs associated with his international assignment and Mr. Humphries for his relocation assignment, which are discussed below. In addition, we reimbursed Mr. Read and Mr. Barbier for FICA and Medicare taxes due upon the partial vesting of their deferred bonuses during fiscal year 2013. We also provide a company vehicle allowance for Mr. Barbier. These and certain other benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

As discussed above, we have replaced our prior deferred compensation plans with our 2010 deferred compensation plan. Under the prior plans, vested amounts were not paid until termination, while the new plan provides for distribution options, including in-service distributions. For amounts vesting under the prior plans, we will continue to reimburse the executives for FICA taxes since the executives will continue to be unable to access vested funds prior to retirement; however, the executives will continue to be responsible for the tax liability associated with the reimbursement. For amounts vesting under the new plan, the executives will be responsible for FICA taxes and the company will not reimburse the executives for any taxes due upon vesting.

While company aircraft are generally used for company business only, our Chief Executive Officer and Chief Financial Officer and their spouses and guests may be permitted to use company aircraft for personal travel, provided that company aircraft are not needed for business purposes at such time. We calculate the incremental cost to the company for use of the company aircraft by using an hourly rate for each flight hour. The hourly rate is based on the variable operational costs of each flight, including but not necessarily limited to the following: fuel, maintenance, flight crew travel expense, catering, communications, and fees which include flight planning, ground handling and landing permits. To the extent any travel on company aircraft resulted in imputed income to the executive officer prior to August 30 in fiscal year 2013, the company provided gross-up payments to cover the executive officer's personal income tax due on such imputed income. On August 30, 2012, the Compensation Committee eliminated the gross-up provided under this policy. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

Relocation Assignments

In connection with Mr. Barbier's relocation assignment to the company's Milpitas facility, originally effective August 30, 2010 and amended to provide a continuation of certain benefits as of March 5, 2013, we agreed to reimburse Mr. Barbier for certain relocation expenses incurred by Mr. Barbier, including a housing allowance of $6,000 per month and an auto allowance of up to $1,200 per month. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

In connection with Mr. Humphries' relocation assignment to the company's Milpitas facility, effective August 30, 2010, we agreed to reimburse Mr. Humphries for certain relocation expenses incurred by Mr. Humphries, including a housing allowance of $3,500 per month and an auto allowance of $1,200 per month. Both of these benefits ended during the 2013 fiscal year. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan; French Defined Contribution Pension Plan

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. Effective fiscal year 2011, we also instituted a new annual discretionary matching contribution. The amount of any discretionary annual contribution will be based on company performance and other economic factors as determined at the end of the following corporate fiscal year. For fiscal year 2013, we elected not to make a discretionary contribution. We do not provide an excess 401(k) plan for our executive officers. Our named executive officers participated in the program in fiscal year 2013.

Mr. Barbier participates in defined contribution pension schemes mandated under French law. For fiscal 2013, the company made required contributions aggregating approximately $74,874.

Other Benefits

Executive officers are eligible to participate in all of the company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and Change of Control Arrangements

The named executive officers are entitled to certain termination and change of control benefits under their deferred compensation plans and under certain of their equity awards. These benefits are described and quantified under the section entitled "***Executive Compensation—Potential Payments Upon Termination or Change of Control.***" As described in that section, if there is a change of control of the company, the entire unvested portion of the deferred compensation account of Mr. Read under the senior executive plan will accelerate, and a percentage of the unvested portion of Messrs. Read's and Barbier's deferred compensation accounts under the senior management plan will accelerate based on their respective periods of service. As of April 2010, Messrs. McNamara, Humphries and Sykes were fully vested under the senior executive plan. Under our 2010 Deferred Compensation Plan, vesting of initial and annual awards will accelerate in cases of a change in control. In the case of a change in control, vesting only will accelerate if employment is terminated without cause or for good reason within two years of the change in control. The Compensation Committee determined that a single trigger for acceleration of the executives' deferred compensation accounts was appropriate under the senior executive and senior management plans in order to provide certainty of vesting for benefits that represent the executives' primary source of retirement benefits. However, under our 2010 Deferred Compensation Plan, vesting only will accelerate following a change in control if employment is terminated, as described above, which is a double trigger. Under the terms of certain of our equity incentive plans and the form of restricted share unit award agreement used for certain of our grants of restricted share unit awards to our employees (including our executives), in the event of a change of control, each outstanding stock option and each unvested restricted share unit award with such a provision shall automatically accelerate, provided that vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced. The Compensation Committee believes that these provisions provide our Board with appropriate flexibility to address the treatment of options and restricted share unit awards in a merger or similar transaction that is approved by our Board, while providing appropriate protections to our executives and other employees in transactions which are not approved by our Board. Under the terms of certain of our equity plans, the Compensation Committee has the discretion to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period following a change of control, even if such awards are assumed or replaced.

Severance Agreement with Mr. Sykes

Mr. Sykes resigned from the company effective as of March 31, 2013. In connection with such resignation Mr. Sykes entered into a Severance Agreement with the company in November of 2012. Pursuant to the terms of the Severance Agreement, Mr. Sykes was entitled to receive salary and incentive bonus amounts for the full fiscal year 2013. These amounts are disclosed above. In addition to the amounts disclosed above, he received a severance payment in the gross amount of $393,750 in December of 2012. He is also entitled to receive two more severance payments each in the gross amount of $196,875 on September 30, 2013 and March 31, 2014. Under the agreement he has a right to quarterly bonus payments for the first three quarters of fiscal year 2014 based on his bonus targets prior to the date of separation. In addition, payments were made to him for unpaid vacation, COBRA and attorney fees. He has the right to a payment in the amount of $816,981 for vested deferred compensation amounts under the senior management plan. He is entitled to certain expense reimbursements for relocation costs and closing costs for the sale of his home. Vesting on his equity grants ceased as a result of his separation of service in compliance with the terms of the 2010 Equity Incentive Plan. In exchange for these benefits, Mr. Sykes agreed to act as a special consultant to the company for the twelve months following his separation from the company. He also agreed to a release of claims against the company, the non-solicitation of company employees, non-disparagement of the company, and the non-disclosure of company confidential information.

Executive Stock Ownership Guidelines

In fiscal 2011, to more closely align the interests of our management with those of our shareholders, our Board of Directors, upon the recommendation of the Compensation Committee, adopted stock ownership guidelines for all of our executive officers and direct reports of the chief executive officer. The ownership guidelines provide for our executive officers to own a minimum number of our ordinary shares, which (i) for our CEO, is the number of shares having a value equal to at least four times his annual base salary, (ii) for our CFO, is the number of shares having a value equal to at least two and one-half times his annual base salary and (iii) for all of our other executive officers and CEO direct reports, is the number of shares having a value equal to at least one and one-half times his or her annual base salary. All ordinary shares held by our executives, as well as the value of fully-vested stock options (net of the value of taxes), count toward these goals. The guidelines provide for our executives to reach these goals within five years of the date that the Board approved the guidelines or the date they joined the company, whichever is later, and to hold such a minimum number of shares for as long as he or she is an officer. The company has determined that the named executive officers are in compliance with the current requirements under the guidelines.

Executive Incentive Compensation Recoupment Policy

In May 2010, the Compensation Committee recommended and our Board adopted an Executive Incentive Compensation Recoupment Policy. The policy covers our executive officers and direct reports of our chief executive officer, and applies to bonuses or awards under the company's short and long-term incentive bonus plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation which was paid or which vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results which were later restated were considered in granting such awards. The Board only may seek recoupment in cases where the restatement shall have occurred within 36 months of the publication of the audited financial statements that have been restated.

COMPENSATION RISK ASSESSMENT

With the assistance of Radford, the Compensation Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Compensation Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Compensation Committee noted the following features:

- our executive compensation programs appropriately balance short and long-term incentives, with short-term incentives representing approximately 6% of total direct compensation and long-term incentives representing approximately 75% of total direct compensation, thereby focusing executives on enhancing long-term shareholder value;
- our incentive bonus plan uses several performance measures at the corporate level, as well as different performance measures for our business unit executives;
- payout levels are capped under our incentive bonus plan and payout opportunities may be achieved on a straight line interpolation basis between threshold and target levels, and generally between the target and maximum levels;
- non-GAAP adjustments are made to align achievement of performance measures with our business strategy; all non-GAAP adjustments are subject to Compensation Committee approval to ensure that actual payout levels appropriately reflect company and business unit performance; and
- annual non-management bonus plans allocate a lower percentage of variable cash compensation than for management with bonus awards and sales commission plans capped at multiples of target achievement.

In addition to the design and mix of our compensation programs, to further align executives' and senior officers' interests with our shareholders and mitigate risk relating to our compensation programs, in fiscal 2011 the company adopted stock ownership guidelines and an incentive compensation recoupment policy, which are discussed above.

EXECUTIVE COMPENSATION

The following table sets forth the fiscal year 2011, 2012 and 2013 compensation for:

- Michael M. McNamara, our chief executive officer;
- Paul Read, our chief financial officer during the fiscal year; and
- Francois Barbier, Paul Humphries, Jonathan S. Hoak and Eslie C. Sykes.

The executive officers included in the Summary Compensation Table are referred to in this joint proxy statement as our named executive officers. A detailed description of the plans and programs under which our named executive officers received the following compensation can be found in the section entitled "***Compensation Discussion and Analysis***" of this joint proxy statement. Additional information about these plans and programs is included in the additional tables and discussions which follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Michael M. McNamara	2013	$1,250,000	—	$6,462,000	$ 329,138	$1,940,410	$ 31,178	$10,012,726
Chief Executive Officer	2012	$1,250,000	—	$5,862,000	$ 322,663	—	$ 39,338	$ 7,474,001
	2011	$1,250,000	—	$5,692,000	$2,714,063	$ 815,350	$ 66,225	$10,537,638
Paul Read	2013	$ 620,000	$1,114,552	$2,326,320	$ 136,044	$ 175,593	$ 64,218	$ 4,436,727
Chief Financial Officer	2012	$ 600,000	$ 497,234	$2,381,438	$ 129,065	—	$ 55,630	$ 3,663,367
	2011	$ 600,000	$ 368,322	$1,956,625	$1,085,625	—	$ 48,385	$ 4,058,957
Francois P. Barbier	2013	$ 600,000	$ 270,127	$2,154,000	$ 101,603	$ 5,297	$336,752	$ 3,467,779
President, Global Operations	2012	$ 600,000	$ 256,638	$1,905,150	$ 76,875	—	$270,359	$ 3,109,022
and Components	2011	$ 596,238	—	$1,067,250	$ 553,247	—	$395,801	$ 2,612,536
Jonathan S. Hoak	2013	$ 475,000	—	$1,077,000	$ 66,705	—	$ 10,203	$ 1,628,908
Executive Vice President and General Counsel	2012	$ 450,000	—	$ 366,375	$ 54,207	—	$ 14,546	$ 885,128
Paul Humphries	2013	$ 525,000	—	$1,938,600	$ 468,073	$ 41,465	$ 34,242	$ 3,007,380
President, High Reliability Solutions and Executive Vice President, Human Resources	2012	$ 525,000	$ 359,759	$1,318,950	$ 296,328	$ 72,374	$265,373	$ 2,837,784
Eslie C. Sykes	2013	$ 525,000	—	$1,938,600	$ 84,006	—	$459,566	$ 3,007,172
President Industrial and Emerging Industries								

(1) Information for fiscal year 2011 is not included for Messrs. Humphries or Hoak who were appointed as executive officers during fiscal year 2012, or for Mr. Sykes who was not a named executive officer in fiscal years 2011 and 2012.

(2) Each of Messrs. McNamara, Read, Barbier, Hoak and Humphries contributed a portion of his fiscal year 2013 salary to his 401(k) savings plan account. All amounts contributed are included under this column.

(3) For fiscal year 2013, this column shows the unvested portion of Mr. Read's deferred compensation accounts that vested on July 1, 2012 and January 1, 2013 and unvested portions of Mr. Barbier's deferred compensation accounts that vested on July 1, 2012. For additional information about the company's deferred compensation arrangements, see the section entitled "***Compensation Discussion and Analysis—Deferred Compensation***" of this joint proxy statement and the discussion under the section entitled "***Nonqualified Deferred Compensation in Fiscal Year 2013***" of this joint proxy statement.

(4) Stock awards consist of service-based and performance-based restricted share unit awards. The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2011, 2012 and 2013, calculated in accordance

with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 3 to our audited consolidated financial statements for the fiscal year ended March 31, 2013, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

(5) The amounts in this column represent incentive cash bonuses earned in fiscal year 2013. For additional information, see the section entitled "***Compensation Discussion and Analysis—Fiscal Year 2013 Executive Compensation—Incentive Bonus Plan***" of this joint proxy statement.

(6) The amount in this column for fiscal year 2013 represents the above- market earnings on the vested portions of Messrs. McNamara, Read, Barbier and Humphries' nonqualified deferred compensation accounts in fiscal year 2013. None of our other named executive officers received above-market earnings on the vested portions of their deferred compensation accounts in fiscal year 2013 and none of our named executive officers participates in any defined benefit or actuarial pension plans. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of the named executive officers' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2013 table of this joint proxy statement for additional information.

(7) The following table provides a breakdown of the compensation included in the "All Other Compensation" column for fiscal year 2013:

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)(1)	Medical/ Enhanced Long-Term Disability ($)(2)	Personal Aircraft Usage ($)(3)	Relocation/ Expatriate Assignment Expenses ($)(4)	Tax Reimbursements ($)(5)	Severance ($)(6)	Total ($)
Michael M. McNamara	$10,000	—	$21,178	—	—	—	$ 31,178
Paul Read	$10,333	—	$18,107	—	$ 35,777	—	$ 64,218
Francois P. Barbier	$74,874	$46,254	—	$86,988	$128,636	—	$336,752
Paul Humphries	$10,000	—	—	$11,175	$ 13,067	—	$ 34,242
Jonathan S. Hoak	$10,203	—	—	—	—	—	$ 10,203
Eslie C. Sykes	$ 9,125	—	—	$ 8,188	$ 7,175	$435,078	$459,566

(1) The amounts in this column represent company matching contributions to the 401(k) saving plan accounts for Messrs. McNamara, Read, Sykes, Hoak and Humphries. In the case of Mr. Barbier, it represents company contributions to the mandatory social security programs under applicable French law. Amounts for Mr. Barbier have been converted into dollars from the Euro based on the prevailing exchange rate at the end of the 2013 fiscal year.

(2) The amounts in this column represent the company's contribution to the executive long-term disability program which provides additional benefits beyond the basic employee long-term disability program.

(3) The amounts in this column represent the aggregate incremental costs resulting from the personal use of the company aircraft. Costs include a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and travel expenses for the flight crew. It excludes non-variable costs which would have been incurred regardless of whether there was any personal use of aircraft.

(4) These amounts represent (i) the costs associated with Mr. Barbier's relocation to the company's Milpitas facility for housing allowances of $72,000 and vehicle allowances of $14,400 and relocation fees of $588; (ii) and for Mr. Humphries, $10,800 for a vehicle allowance and $375 for a relocation fee; and (iii) for Mr. Sykes, $8,000 for a vehicle allowance and $188 for a relocation fee.

(5) For Mr. Read, the amount includes $9,724 for the payment of taxes due as a result of the personal use of the company aircraft, and $26,054 for the payment of taxes on his behalf with respect to Medicare, due to the vesting of his deferred compensation in January 2012. For Mr. Barbier, the amount includes reimbursement of $125,254 for the incremental taxes due as a result of his relocation to the company's Milpitas facility and the payment of $3,382 of taxes on his behalf with respect to Medicare, due to the vesting of his deferred compensation in July 2012. For Mr. Humphries, this amount represents $13,067 due to for the incremental

taxes due as a result of his relocation to the company's Milpitas facility. For Mr. Sykes, this amount represents the payment of $7,175 taxes due to incremental taxes as a result of his relocation to the company's Milpitas facility.

(6) This amount represents a severance payment in the amount of $393,750 received by Mr. Sykes in fiscal year 2013 under his separation agreement and $7,000 to reimburse the legal expenses of Mr. Sykes incurred in connection with the separation agreement and $34,328 in accrued vacation paid out under the separation agreement. This amount does not include an additional $393,750 in severance payments that are payable in fiscal year 2014 subject to Mr. Sykes's compliance with the terms and conditions of his separation agreement. The amount also does not include the estimated value of continued health care coverage, including COBRA premiums, the value of bonus payments for fiscal year 2014 (which have not yet been determined) or the amount Mr. Sykes may receive under his separation agreement for relocation expenses or closing costs for the sale of the executive's home. For additional information, see the sections entitled ***"Executive Compensation—Potential Payments Upon Termination or Change of Control—Severance Agreement with Mr. Sykes"*** and ***"—Potential Payments upon Termination or Change of Control"*** of this joint proxy statement.

Grants of Plan-Based Awards in Fiscal Year 2013

The following table presents information about non-equity incentive plan awards and restricted share unit awards that we granted in our 2013 fiscal year to our named executive officers. We did not grant any stock options to our named executive officers during our 2013 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael M. McNamara	—	$937,500	$1,875,000	$4,687,500	—	—	—	—	—
	05/17/2012	—	—	—	225,000	450,000	900,000	—	$3,514,500
	05/17/2012	—	—	—	—	—	—	450,000	$2,947,500
Paul Read	—	$387,500	$ 775,000	$1,937,500	—	—	—	—	—
	05/17/2012	—	—	—	81,000	162,000	324,000	—	$1,265,220
	05/17/2012	—	—	—	—	—	—	162,000	$1,061,100
Francois P. Barbier	—	$330,000	$ 660,000	$1,650,000	—	—	—	—	—
	05/17/2012	—	—	—	75,000	150,000	300,000	—	$1,171,500
	05/17/2012	—	—	—	—	—	—	150,000	$ 982,500
Jonathan S. Hoak	—	$190,000	$ 380,000	$ 950,000	—	—	—	—	—
	05/17/2012				37,500	75,000	150,000	—	$ 585,750
	05/17/2012				—	—	—	75,000	$ 491,250
Paul Humphries	—	$275,625	$ 551,250	$1,378,125	—	—	—	—	—
	05/17/2012	—	—	—	67,500	135,000	270,000	—	$1,054,350
	05/17/2012	—	—	—	—	—	—	135,000	$ 884,250
Eslie C. Sykes		$275,625	$ 551,250	$1,378,125					
	05/17/2012	—	—	—	67,500	135,000	270,000	—	$1,054,350
	05/17/2012	—	—	—	—	—	—	135,000	$ 884,250

(1) These amounts show the range of possible payouts under our incentive cash bonus program for fiscal year 2013. The maximum payment, represents 250% of the target payment. The threshold payment for each named executive officer represents 50% of target payout levels. Amounts actually earned in fiscal year 2013 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled "Compensation Discussion and Analysis—Fiscal Year 2013 Executive Compensation—Incentive Bonus Plan" of this joint proxy statement.

(2) These columns show the range of estimated future vesting of performance-based restricted share unit awards granted in fiscal year 2013 under our 2010 Equity Incentive Plan. One hundred percent of the restricted share unit awards cliff vest after three years. Vesting of the performance-based awards are subject to the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the performance periods. The maximum payment for each executive

officer represents 200% of the target payment. The threshold payment for each named executive officer represents 50% of target payout levels. For additional information, see the section entitled "***Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation—Grants During Fiscal Year 2013***" of this joint proxy statement.

(3) This column shows the number of service-based restricted share units granted in fiscal year 2013 under our 2010 Equity Incentive Plan. For each named executive officer, the restricted share units vest in four annual installments at a rate of 25% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section entitled ***"Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation—Grants During Fiscal Year 2013"*** of this joint proxy statement.

(4) This column shows the grant-date fair value of service-based and performance-based restricted share unit awards under FASB ASC Topic 718-10 granted to our named executive officers in fiscal year 2013. The grant-date fair value is the amount that we will expense in our financial statements over the award's vesting schedule. Expense will be reversed for awards that do not vest as a result of the named executive officers not meeting the requisite service requirement; however expense will not be reversed for awards that do not vest as a result of not achieving the performance requirement. For restricted share unit awards with service-based vesting, fair value is the closing price of our ordinary shares on the grant date. For restricted share unit awards where vesting is contingent on meeting a market condition, the grant-date fair value was calculated using a monte carlo simulation. Additional information on the valuation assumptions is included in Note 3 of our audited consolidated financial statements for the fiscal year ended March 31, 2013, "Share-Based Compensation," included in our Annual Report on Form 10-K for the fiscal year needed March 31, 2013. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table presents information about outstanding options and stock awards held by our named executive officers as of March 31, 2013. The table shows information about:

- stock options,
- service-based restricted share units, and
- performance-based restricted share units.

The market value of the stock awards is based on the closing price of our ordinary shares as of March 28, 2013, which was $6.76. Market values shown assume all performance criteria are met and the threshold value is paid. For additional information on our equity incentive programs, see the section entitled "***Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation***" of this joint proxy statement.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael M. McNamara . . .	200,000	—	—	$11.53	08/23/2014	—	—	—	—
	3,000,000	—	—	$12.37	05/13/2015	—	—	—	—
	700,000	—	—	$11.23	04/17/2016	—	—	—	—
	2,000,000	—	—	$10.59	06/02/2015	—	—	—	—
	—	—	2,000,000(2)	$10.59	06/02/2015	—	—	—	—
	2,000,000	—	—	$ 2.26	12/05/2015	—	—	—	—
	2,000,000	—	—	$ 1.94	03/02/2016	—	—	—	—
	—	—	—	—	—	1,210,000(3)	$8,179,600	1,250,000(7)	$8,450,000
Paul Read	20,000	—	—	$10.34	07/01/2013	—	—	—	—
	80,000	—	—	$16.57	01/09/2014	—	—	—	—
	50,000	—	—	$13.18	09/28/2014	—	—	—	—
	125,000	—	—	$12.05	10/29/2014	—	—	—	—
	—	—	700,000(2)	$10.59	06/02/2015	—	—	—	—
	700,000	—	—	$10.59	06/02/2015	—	—	—	—
	1,200,000	—	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	445,750(4)	$3,013,270	462,000(8)	$3,123,120
Francois P. Barbier	150,000	—	—	$ 2.26	12/05/2015	—	—	—	—
	3,125	—	—	$ 5.57	08/11/2016	—	—	—	—
	20,833	—	—	$ 5.57	08/11/2016	—	—	—	—
	250,000	—	—	$ 5.57	08/11/2016	—	—	—	—
	868	—	—	$ 5.57	08/11/2016	—	—	—	—
	911	—	—	$ 5.57	08/11/2016	—	—	—	—
	3,125	—	—	$ 5.57	08/11/2016	—	—	—	—
						342,000(5)	$2,311,920	355,000(9)	$2,399,800
Jonathan S. Hoak	78,124	71,876(11)	—	$ 8.09	02/28/2018				
						122,500(12)	$ 828,100	100,000(13)	$ 676,000

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Paul Humphries . .	275,000	—	—	$ 2.26	12/05/2015	—	—	—	—
	585	—	—	$ 5.57	08/11/2016	—	—	—	—
	392	—	—	$ 5.57	08/11/2016	—	—	—	—
	2,752	—		$ 5.57	08/11/2016				
	213,889	—		$ 5.57	08/11/2016				
	872	—		$ 5.57	08/11/2016				
	12,500	—	—	$ 5.57	08/11/2016	—	—	—	—
	2,539	—	—	$ 5.57	08/11/2016	—	—	—	—
	19,960	—	—	$ 5.57	08/11/2016	—	—	—	—
	50,000	—		$ 5.57	08/11/2016	—	—	—	—
	—	—	—	—	—	271,0000(6)	$1,831,960	280,000(10)	$1,892,800
Eslie C. Sykes . .	128,750	—	—	$ 2.26	06/30/2013	—	—	—	—
	2,083	—	—	$ 5.57	06/30/2013	—	—	—	—
	4	—	—	$ 5.57	06/30/2013	—	—	—	—
	987	—	—	$ 5.57	06/30/2013	—	—	—	—
	443	—	—	$ 5.57	06/30/2013	—	—	—	—

(1) This column includes performance-based restricted share unit awards granted in fiscal year 2011 under our 2001 Equity Incentive Plan and fiscal year 2012 and fiscal year 2013 under our 2010 Equity Incentive Plan. For grants made in fiscal year 2011 and fiscal year 2012, fifty percent of the restricted share unit awards vest after three years and fifty percent vest after four years. For grants made in fiscal year 2013, 100% of the restricted share unit awards vest after three years. Vesting of the performance-based awards will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the respective three and four-year performance periods.

(2) These options have vested but may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(3) 200,000 shares vest annually on each of June 15, 2013 and 2014; 360,000 shares vest annually at a rate of 80,000, 120,000, and 160,000 shares, with first vesting date of June 3, 2013. 450,000 shares vest annually at a rate of 25% per year for four years, with first vesting date of May 17, 2013.

(4) 68,750 shares vest annually on each of June 15, 2013 and 2014; 146,250 shares vest annually at a rate of 32,500, 48,750, and 65,000 shares, with first vesting date of June 3, 2013. 162,000 shares vest annually at a rate of 25% per year for four years, with first vesting date of May 17, 2013.

(5) 37,500 shares vest annually on each of June 15, 2013 and 2014; 117,000 vest annually at a rate of 26,000, 39,000, and 52,000 shares, with first vesting date of June 3, 2013. 150,000 shares vest annually at a rate of 25% per year for four years, with first vesting date of May 17, 2013.

(6) 27,500 shares vest annually on each of June 15, 2013 and 2014; 81,000 vest annually at a rate of 18,000, 27,000, and 36,000, with first vesting date of June 3, 2013. 135,000 shares vest annually at a rate of 25% per year for four years, with first vesting date of May 17, 2013.

(7) 200,000 performance-based shares vest annually on June 15, 2013 and June 2014, 200,000 vest annually on June 3, 2014 and June 3, 2015, and 450,000 vest on May 17, 2015 provided that the performance criteria are met.

(8) 68,750 performance-based shares vest annually on June 15, 2013 and June 2014, 81,250 vest annually on June 3, 2014 and June 3, 2015, and 162,000 vest on May 17, 2015 provided that the performance criteria are met.

(9) 37,500 performance-based shares vest annually on June 15, 2013 and June 2014, 65,000 vest annually on June 3, 2014 and June 3, 2015, and 150,000 vest on May 17, 2015 provided that the performance criteria are met.

(10) 27,500 performance-based shares vest annually on June 15, 2013 and June 2014, 45,000 vest annually on June 3, 2014 and June 3, 2015, and 135,000 vest on May 17, 2015 provided that the performance criteria are met.

(11) 71,876 stock options vest monthly from April 30, 2013 to February 28, 2015.

(12) 12,500 shares vest annually on each of February 28, 2014, and 2015; 22,500 shares vest annually at a rate of 5,000, 7,500, and 10,000 shares, the first vesting date of June 3, 2013; 75,000 shares vest annually at a rate of 25% per year for four years, with first vesting date of May 17, 2013.

(13) 12,500 performance-based shares vest annually on June 3, 2013 and June 2014, and 75,000 vest on May 17, 2015 provided that the performance criteria are met.

Option Exercises and Stock Vested in Fiscal Year 2013

The following table presents information, for each of our named executive officers, on (1) stock option exercises during fiscal year 2013, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards in the form of restricted share units during fiscal year 2013 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Michael M. McNamara	—	—	40,000	$249,200
Paul Read	300,000	$1,319,066	16,250	$101,238
Francois Barbier	—	—	13,000	$ 80,990
Jonathan S. Hoak	—	—	15,000	$ 98,700
Paul Humphries	—	—	9,000	$ 56,070
Eslie C. Sykes	146,058	$ 186,955	9,000	$ 56,070

(1) The amounts in this column reflect the aggregate dollar amount realized upon exercise of the options determined by the difference between the market price of the underlying shares at exercise and the exercise price of the options.

(2) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of restricted share unit awards determined by multiplying the number of ordinary shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2013

Our named executive officers do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2013

Each of our named executive officers participates in our 2010 deferred compensation plan, except for Mr. Read. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal 2011, we replaced our existing deferred compensation plans with the 2010 deferred compensation plan. Under the new plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may make performance-based annual contributions, subject to the company meeting pre-established business performance criteria, in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the

2010 deferred compensation plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to five years.

Prior to fiscal year 2011, Messrs. McNamara and Read participated in our Senior Executive Deferred Compensation Plan, which we refer to as the senior executive plan. Participants in the senior executive plan received long-term deferred bonuses, which were subject to vesting requirements. In addition, a participant was able to defer up to 80% of his salary and up to 100% of his cash bonuses. The deferred compensation was credited to a deferral account established under the senior executive plan for recordkeeping purposes. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by an investment manager on behalf of each participant. Participants in the senior executive plan may receive their vested deferred compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to 10 years.

Prior to fiscal year 2011, Messrs. Barbier, Sykes and Humphries participated in the company's Senior Management Deferred Compensation Plan (referred to as the senior management plan). In addition, Mr. Read participated in the senior management plan until December 1, 2008, when our Board approved his participation in the senior executive plan. Under the senior management plan, participants received deferred discretionary contributions, which were subject to vesting requirements. Deferred balances under the senior management plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants in the senior management plan will receive their vested deferred compensation balances upon termination of employment through a lump sum payment on the later of January 15th of the year following termination and six months following termination. In addition, any unvested portions of the deferral accounts will become 100% vested if the executive's employment is terminated as a result of his or her death.

Under each of the deferred compensation plans, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in deferred compensation plans are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions and deferred bonuses granted to each of the named executive officers and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Deferred Compensation"*** of this joint proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control"*** below.

The following table presents information for fiscal year 2013 about: (i) contributions to the named executive officers' deferred compensation plan accounts by the executive; (ii) company contributions to the named executive officers' deferred compensation plan accounts; (iii) aggregate earnings (or losses) on the deferred compensation plan accounts; and (iv) the deferred compensation plan account balances as of the end of the fiscal year.

Name	Executive Contributions in Last Fiscal year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings (Loss) in Last Fiscal Year ($)(3)	Aggregate Balance at Fiscal Year-End ($)(4)
Michael M. McNamara . . .	—	—	$2,635,208	$13,232,790
Paul Read	—	—	$ 553,046	$ 4,093,972
Francois P. Barbier	—	—	$ 40,884	$ 1,058,585
Jonathan S. Hoak	$990	—	$ 10	$ 1,000
Paul Humphries	—	—	$ 97,157	$ 1,463,476
Eslie C. Sykes	—	—	$ (24,916)	$ 1,153,313

(1) Reflects the salary payments deferred by our named executive officers during the fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" column.

(2) These amounts represent contributions under the 2010 deferred compensation plan. These awards cliff vest after four years. None of these awards have vested under this plan as of March 31, 2013. These amounts, including any earnings or losses thereon, will be reported under the "Bonus" column of the Summary

Compensation Table upon vesting in future years if the executive continues to be a named executive officer. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Deferred Compensation"*** of this joint proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control."***

(3) Reflects earnings (or losses) for each named executive officer on both the vested and unvested portions of the executive's deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive's deferred compensation account(s) is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the "Bonus" column in the Summary Compensation Table.

(4) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years, except for the following amounts: Paul Read—$1,695,457; Francois Barbier—$526,523; and Paul Humphries—$989,878; and EC Sykes—$1,153,313. The amounts in this column include the following unvested balances for the named executive officers: Michael McNamara—$1,100,517; Paul Read—$1,649,338; Francois Barbier—$518,330; Paul Humphries—$330,120 and Eslie C. Sykes—$322,630. For Mr. Read, the amount includes a $886,721 unvested balance in his senior executive plan account and a $762,617 unvested balance held in his senior management plan account. For Mr. Barbier, the amount includes $278,313 unvested in his international senior management plan account and a $240,017 unvested balance in his 2010 deferred compensation plan account. For Mr. McNamara, the amount includes a $1,100,517 unvested balance in his 2010 deferred compensation plan account. For Mr. Humphries, the amount includes $330,120 unvested balance in his 2010 deferred compensation plan account. For Mr. Sykes, the amount includes $322,630 unvested balance in his 2010 deferred compensation plan account.

Potential Payments Upon Termination or Change in Control

As described in the section entitled ***"Compensation Discussion and Analysis"*** of this joint proxy statement, our named executive officers do not have employment or severance agreements with us (other than the severance agreement for Mr. Sykes, which was entered into in connection with his separation from the company). However, our named executive officers (other than Mr. Sykes) are entitled to certain termination and change in control benefits under each executive's deferred compensation plan and under certain equity awards.

As noted above, Messrs. Read and Sykes left the company after the end of the fiscal year. For a discussion of Mr. Sykes severance benefits, see the section entitled ***"Executive Compensation—Potential Payments Upon Termination or Change of Control—Severance Agreement with Mr. Sykes"*** of this joint proxy statement.

Acceleration of Vesting of Deferred Compensation

- ***2010 deferred compensation plan.*** If the employment of any participant in the 2010 deferred compensation plan is involuntarily terminated by the company without cause or is terminated by the executive with good reason within two years following a change in control (as defined in the 2010 deferred compensation plan), the entire unvested portion of the deferred compensation account of the named executive officer will vest.
- ***Senior executive plan.*** Mr. McNamara's senior executive plan deferred compensation account was fully vested as of March 31, 2011. Under the senior executive plan, if the employment of Mr. Read was terminated as a result of his death or disability or if there was a change of control (as defined in the senior executive plan), the entire unvested portion of his deferred compensation account would have vested.
- ***Senior management plan.*** Under the senior management plan, any unvested portions of the deferral account of Mr. Barbier will become 100% vested if his employment is terminated as a result of death and any unvested portions of the deferral account of Mr. Read would have become 100% vested if his employment was terminated as a result of death. In the event of a change of control (as defined in the senior management plan), a portion of Mr. Barbier's deferral account will vest and a portion of Mr. Read's deferral account would have vested, calculated as a percentage equal to the number of months from July 1, 2005 to July 1, 2013, divided by 96 for Mr. Barbier; and the number of service months from July 1, 2005 to July 1, 2014, divided by 108 for Mr. Read. Any portion of the deferral accounts that remains unvested after a change of control would continue to vest in accordance with the original vesting schedule.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each named executive officer as of March 31, 2013 is listed above in the Outstanding Equity Awards at 2013 Fiscal Year-End table. All unvested outstanding equity awards held by our named executive officers at the end of fiscal year 2013 were granted under the 2001 Plan, the 2002 Interim Incentive Plan, which we refer to as our 2002 Plan, or the 2010 Plan, which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change in control of the company. The terms of these benefits are described below.

Exercise of Stock Options Upon Termination

Under the terms of the 2001 Plan and the 2002 Plan and the form of award agreement for options granted under the 2010 Plan, if a plan participant ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the participant may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years (with respect to the 2001 Plan and the 2002 Plan) or the term of the option, as determined by the Compensation Committee. If a participant ceases to provide services to the company because of death or disability, then the participant may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years (with respect to the 2001 Plan and the 2002 Plan) or the term of the option, as determined by the Compensation Committee. All stock options held by a plan participant who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. In addition, subject to any waiver by the Compensation Committee, all unvested restricted share unit awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the company for any reason. However, certain award agreements for performance-based restricted share unit awards granted under our 2001 Plan and our 2010 Plan provide that if a plan participant ceases to provide services to the company due to a retirement (meaning a voluntary termination of service after the participant has attained the age of sixty (60) years and completed at least ten (10) years of service as an employee of the company), then the award will not terminate and a pro-rata number of shares subject to the award shall be issued to the participant upon the vesting of the award agreement pursuant to the original performance criteria. None of our named executive officers is currently eligible for this retirement benefit.

Acceleration of Vesting Upon a Change in Control

Our equity incentive plans are "double trigger" plans, meaning that unvested stock options and unvested restricted share unit awards vest immediately only if (i) there is a change in control of the company and (ii)(x) such options or awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Compensation Committee as described below, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change in control.

Except for grants to our non-employee directors made under the automatic option grant program of the 2001 Plan, under the terms of the 2001 Plan and the 2002 Plan and the form of restricted share unit award agreement used under these two plans for certain of our grants of restricted share unit awards to our employees (including our executives), in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option issued under the 2001 Plan or the 2002 Plan and each unvested restricted share unit award with such a provision shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

Under the terms of our 2010 Plan, unless otherwise provided in the applicable award agreement or other agreement between the company and the participant, in the event of a change of control of the company (as defined in the 2010 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the 2010 Plan are assumed or continued after a change in control, the Compensation Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change in control. If the Compensation Committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

All of our named executive officer's stock options with exercise prices less than $6.76 per share, the closing price of our ordinary shares on the last business day of our 2013 fiscal year, were granted under and are subject to the change in control provisions of one of the plans described above. In addition, 2,460,000 of Mr. McNamara's unvested restricted share unit awards, 907,750 of Mr. Read's unvested restricted share unit awards, 697,000 of Mr. Barbier's unvested restricted share unit awards, 222,500 of Mr. Hoak's unvested restricted share unit awards, and 551,000 of Mr. Humphries' unvested restricted share unit awards provide that the awards include such a change in control provision.

Potential Payments Upon Termination or Change in Control as of March 31, 2013

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each named executive officer as a result of (i) the accelerated vesting of deferred compensation in the case of his death, disability, a termination following a change of control or a change of control with a termination and (ii) the accelerated vesting of unvested equity awards in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control.

Calculations for this table assume that the triggering event took place on March 28, 2013, the last business day of our 2013 fiscal year, and are based on the price per share of our ordinary shares on such date, which was $6.76. The following table does not include potential payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits.

Name	Change in Control: Accelerated Vesting of Deferred Compensation (1)	Change in Control: Accelerated Vesting of Restricted Share Unit Awards (2)	Total
Michael M. McNamara	—	$16,629,600	$16,629,600
Paul Read(3)	$1,545,773	$ 6,136,390	$ 7,682,163
Francois P. Barbier	$ 270,582	$ 4,711,720	$ 4,982,302
Jonathan S. Hoak	—	$ 1,504,100	$ 1,504,100
Paul Humphries	—	$ 3,724,760	$ 3,724,760
Eslie C. Sykes(3)	—	—	—

(1) The amount shown for each executive represents the portion of the unvested balance of his deferred compensation account that would vest in the event of a change in control of the company (without a termination following such change in control). An additional $1,100,517 for Mr. McNamara, $240,017 for Mr. Barbier, and $330,120 for Mr. Humphries would vest if the executive is terminated without cause or resigns for good reason following a change of control. $322,630 would have vested for Mr. Sykes if the executive was terminated without cause or resigned for good reason following a change of control. No additional amount will vest for Mr. Hoak, or would have vested for Mr. Read, if the executive was terminated without cause or resigned for good reason following a change of control. The portion of the unvested balance of the executive's deferred compensation account that would vest in the event of Mr. Barbier's death is $278,313 and the portion of the unvested balance of the executive's deferred compensation account that would have vested in the event of Mr. Read's death would have been $1,649,338. No unvested amounts would vest in the event of the death of any other named executive officer. The portion of Mr. Read's deferred compensation account that would have vested in the event of his disability was $886,721; no other executive's account would vest in the event of his disability.

(2) The amounts shown represent the estimated value of the accelerated vesting of restricted share unit awards following a change of control under the terms of our equity incentive plans, which assumes that such restricted share unit awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Compensation Committee may determine that awards under the 2010 Plan may be accelerated if the executive is terminated within a certain period (not to exceed 18 months) following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 28, 2013, the assumed date of the triggering event.

(3) Mr. Sykes left the company effective as of March 31, 2013 and Mr. Read left the company effective as of May 3, 2013.

Termination Payments for Mr. Sykes

The following table and accompanying notes show the following benefits provided to Mr. Sykes under his separation agreement:

- severance payments;
- estimated value of continued health care coverage, including COBRA premiums; and
- reimbursement of legal expenses incurred in connection with the separation agreement.

In exchange for these benefits, Mr. Sykes agreed to a release of claims against the company, the non-solicitation of company employees, non-disparagement of the company and the non-disclosure of company confidential information. The following table does not include:

- the value of bonus payments for fiscal year 2014, which are not estimable at this time; or
- the amount of reimbursement the executive may receive for relocation expenses (not to exceed $78,000 for Mr. Sykes) and closing costs for the sale of the executive's home, which are not estimable at this time; or
- payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits in the amount of $830,683 for Mr. Sykes.

Name	Severance Payments (1)	Estimated Value of Continued Health Care Coverage (2)	Reimbursement of Legal Expenses (3)	Total
Eslie C. Sykes	$787,500	$54,117	$7,000	$848,617

(1) Amounts shown include the aggregate amount of all severance payments made or to be made under his separation agreement.

(2) The amount shown represents the estimated value of medical, dental and vision coverage to be provided based on the current level of coverage as adjusted for estimated annual premium increases, including $54,117 in lieu of COBRA premiums.

(3) The amount shown represents the maximum amount for which the executive is entitled to reimbursement for legal expenses incurred in connection with the negotiation of his separation agreement.

EQUITY COMPENSATION PLAN INFORMATION

As of March 31, 2013, we maintained only our 2010 Plan, which replaced (i) the 2001 Plan, (ii) the 2002 Plan, (iii) our 2004 Award Plan for New Employees, and (iv) the Solectron Corporation 2002 Stock Plan, which we refer to collectively as the Prior Plans. The following table provides information about equity awards outstanding under these plans as of March 31, 2013.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options(1) (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	50,454,727(2)	$8.14	43,355,611(3)
Equity compensation plans not approved by shareholders(4)(5)(6)	5,757,906(7)	$9.29	—
Total	56,212,633	$8.29	43,355,611(3)

(1) The weighted-average exercise price does not take into account ordinary shares issuable upon the vesting of outstanding restricted share unit awards, which have no exercise price.

(2) Includes 20,511,469 ordinary shares issuable upon the vesting of restricted share unit awards. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options. For awards subject to market performance criteria, the amount reported reflects the number of shares to be issued if the target level is achieved. An additional 2,996,500 shares would be issued if the maximum market performance level is achieved.

(3) Consists of ordinary shares available for grant under the 2010 Plan. The 2010 Plan provides for grants of up to 10.0 million ordinary shares, plus ordinary shares available for grant as a result of the forfeiture, expiration or termination of options and restricted share unit awards granted under such Prior Plans (if such ordinary shares are issued under such other stock options or restricted share unit awards, they will not become available under the 2010 Plan) and shares that were available for grant under the Prior Plans at the time of the consolidation of such plans into the 2010 Plan. Each ordinary share that is subject to a stock option is counted against this limit as one share. Each share that is subject to a restricted share unit award is counted against this limit as one and seventy-one hundredths (1.71) shares.

(4) The 2004 Plan was established in October 2004 and consolidated into the 2010 Plan in 2010. Options granted under the 2004 Plan generally vest over four years and generally expire seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Restricted share unit awards generally vest in installments over a three- to five-year period and unvested restricted share unit awards are also forfeited upon termination of employment.

(5) Our 2002 Plan was adopted by our Board of Directors in May 2002 and consolidated into the 2010 Plan in 2010. Options granted under the 2002 Plan generally have an exercise price of not less than the fair market value of the underlying ordinary shares on the date of grant. Options granted under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Restricted share unit awards generally vest in installments over a three- to five-year period and unvested restricted share unit awards are also forfeited upon termination of employment.

(6) In connection with the acquisition of Solectron Corporation on October 1, 2007, we assumed the Solectron Plan, including all outstanding options to purchase Solectron Corporation common stock with exercise prices equal to, or less than, $5.00 per share. Each assumed option was converted into an option to acquire our ordinary shares at the applicable exchange rate of 0.345. As a result, we assumed approximately 7.4 million vested and unvested options with exercise prices ranging from between $5.45 and $14.41 per ordinary share. The SLR Plan was consolidated into the 2010 Plan in 2010. Options granted under the SLR Plan generally

have an exercise price of not less than the fair value of the underlying ordinary shares on the date of grant. Such options generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment.

(7) Includes 1,295,600 ordinary shares issuable upon the vesting of restricted share unit awards granted under the 2002 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 1, 2013, except as otherwise indicated, regarding the beneficial ownership of our ordinary shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flextronics International Ltd., No. 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of May 1, 2013, and ordinary shares subject to restricted share unit awards that vest within 60 days of May 1, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 628,790,395 shares of common stock outstanding on May 1, 2013 plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days after May 1, 2013.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	**Number of Shares**	**Percent**
5% Shareholders:		
Franklin Resources, Inc.(1)		
One Franklin Parkway, San Mateo, CA 94403	70,586,606	11.22%
Glenview Capital Management, LLC(2)		
767 Fifth Avenue, 44th Floor, New York, NY 10153	49,271,638	7.83%
PRIMECAP Management Company(3)		
225 South Lake Ave., #400, Pasadena, CA 91101	44,552,833	7.08%
Prudential Financial, Inc.(4)		
751 Broad Street, Newark, NJ 07102	38,294,241	6.09%
Jennison Associates LLC(5)		
466 Lexington Avenue, New York, NY 10017	38,292,199	6.09%

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Named Executive Officers and Directors:		
Michael M. McNamara(6)	10,806,970	1.69%
Paul Read(7)	2,316,750	*
Paul Humphries(8)	640,135	*
Francois Barbier(9)	538,632	*
H. Raymond Bingham(10)	190,762	*
James A. Davidson(11)	173.161	*
Lip-Bu Tan	124,827	*
Willy C. Shih(12)	122,942	*
Robert L. Edwards	23,218	*
William D. Watkins(13)	96,318	*
Daniel H. Schulman(14)	96,318	*
Lay Koon Tan	9,557	*
Lawrence A. Zimmerman	—	*
Jonathan S. Hoak(16)	127,486	*
Eslie C. Sykes(15)	328,065	*
All executive officers and directors as a group (15 persons)(17)	15,595,141	2.43%

* Less than 1%.

(1) Based on information supplied by Franklin Resources, Inc. in an amended Schedule 13G filed with the SEC on February 11, 2013. Templeton Global Advisors Limited is deemed to have sole voting power for 38,964,935 of these shares, sole dispositive power for 39,750,755 of these shares, shared voting power for 214,840 of these shares and shared dispositive power for 1,326,280 of these shares. Templeton Investment Counsel, LLC is deemed to have sole voting power for 21,163,041 of these shares, sole dispositive power for 21,671,820 of these shares and shared dispositive power for 89,320 of these shares. Franklin Templeton Investments Corp. is deemed to have sole voting and dispositive power for 5,076,197 of these shares. Franklin Templeton Investments Australia Limited is deemed to have sole voting power for 296,300 of these shares, sole dispositive power for 190,350 of these shares and shared dispositive power for 105,950 of these shares. Franklin Templeton Portfolio Advisors, Inc. is deemed to have sole voting and dispositive power for 592,671 of these shares. Franklin Templeton Investments (Asia) Ltd. is deemed to have sole voting and dispositive power for 103,260 of these shares. Franklin Templeton Investment Management Limited is deemed to have sole voting power for 0 of shares and sole dispositive power for 89,670 of shares. Templeton Asset Management Ltd. is deemed to have sole voting power for 0 of these shares, sole dispositive power for 802,170 of these shares and shared voting and dispositive power for 185,050 of these shares. Franklin Advisors, Inc. is deemed to have sole voting power over 603,113 of these shares and sole dispositive power over 603,113 of these shares. The securities are beneficially owned by investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including the investment management subsidiaries listed above.

(2) Based on information supplied by Glenview Capital Management LLC (or Glenview) in an amended Schedule 13G filed with the SEC on February 14, 2013. As a result of Glenview serving as an investment manager to various investment companies, and Mr. Robbins serving as the Chief Executive Officer of Glenview, Glenview and Mr. Robbins may be deemed to share voting and dispositive power over all of these shares.

(3) Based on information supplied by PRIMECAP Management Company in an amended Schedule 13G filed with the SEC on February 14, 2013. PRIMECAP Management Company has sole voting power over 21,343,133 of these shares and sole dispositive power over 44,552,833 of these shares.

(4) Based on information supplied by Prudential Financial, Inc. in an amended Schedule 13G filed with the SEC on February 11, 2013. Prudential Financial, Inc., which indirectly owns Jennison Associates LLC, has sole voting and dispositive power over 3,027,015 of these shares, shared voting power over 34,380,713 of these shares and shared dispositive power over 35,267,226 of these shares.

(5) Based on information supplied by Jennison Associates LLC in an amended Schedule 13G filed with the SEC on February 12, 2013. Jennison Associates LLC, which is indirectly owned 100% by Prudential Financial, Inc., has the sole voting power over 37,470,939 of these shares and shares dispositive power over 38,292,199 of these shares. Ordinary shares reported by Jennison Associates LLC may be included in the shares report by Prudential Financial, Inc.

(6) Includes 9,900,000 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Also includes 392,500 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

(7) Includes 2,175,000 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Also includes 141,750 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

(8) Includes 553,489 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Also includes 79,250 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

(9) Includes 428,862 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Also includes 101,000 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

(10) Includes 12,500 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013.

(11) Includes 45,740 shares held by the Davidson Living Trust of which Mr. Davidson is a trustee. Also includes 51,807 shares held by Silver Lake Technology Management, L.L.C. of which Mr. Davidson is Managing Director. Mr. Davidson disclaims beneficial ownership in the shares owned by Silver Lake Technology Management, L.L.C. except to the extent of his pecuniary interest arising from his interest therein. Also includes 85,747 shares held directly by Mr. Davidson, 94 shares held by the John Alexander Davidson 2000 Irrevocable Trust of which Mr. Davidson is a trustee and 12,500 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Mr. Davidson received these options in connection with his service as a member of our Board of Directors. Under Mr. Davidson's arrangements with respect to director compensation, these 15,500 shares issuable upon exercise of options are expected to be assigned by Mr. Davidson to Silver Lake Technology Management, L.L.C.

(12) Includes 37,500 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013.

(13) Includes 25,000 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013.

(14) Includes 25,000 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013.

(15) Includes 204,594 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013.

(16) Includes 87,499 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013 also includes 23,750 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

(17) Includes 13,461,944 shares subject to options presently exercisable and options exercisable within 60 days of May 1, 2013. Also includes 738,250 shares subject to restricted share unit awards that vest within 60 days of May 1, 2013.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related Person Transactions. The policy generally provides that the Nominating and Corporate Governance Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our ordinary shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related person's service as a director and/or owning, together with all other related persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related person transactions, and the Nominating and Corporate Governance Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the company's Code of Business Conduct and Ethics on the Corporate Governance page of our website at *www.flextronics.com.*

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections entitled "***Executive Compensation***" of this joint proxy statement and "***Non-Management Directors' Compensation for Fiscal Year 2013***" of this joint proxy statement, during fiscal year 2013, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2013 were met.

SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL GENERAL MEETING

Shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2014 annual general meeting of shareholders must be received by us no later than February 12, 2014. Any such shareholder proposals must be mailed to us at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals may be included in our proxy statement for the 2014 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Companies Act, as described in the following paragraph, and applicable rules and regulations promulgated by the SEC. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2014 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Companies Act, registered shareholders representing at least 5% of the total outstanding voting rights or registered shareholders representing not fewer than 100 registered shareholders having an average paid up sum of at least S$500 each may, at their expense, requisition that we include and give notice of their proposal for the 2014 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, be signed by all the requisitionists and be deposited at our registered office in Singapore, No. 2 Changi South Lane, Singapore 486123, at least six weeks prior to the date of the 2014 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2014 annual general meeting in the case of any other requisition.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Flextronics incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2013:

- Item 8, "Financial Statements and Supplementary Data";
- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

SINGAPORE STATUTORY FINANCIAL STATEMENTS

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, which was filed with the SEC on May 28, 2013, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2013. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Companies Act will be included with the annual report which will be delivered to our shareholders prior to the date of the 2013 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Report; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2013.

OTHER MATTERS

Our management does not know of any matters to be presented at either the 2013 annual general meeting or the extraordinary general meeting other than those set forth herein and in the notices accompanying this joint proxy statement. If any other matters are properly presented for a vote at either the 2013 annual general meeting or the extraordinary general meeting, the applicable enclosed proxy confers discretionary authority to the individuals named as proxies to vote the shares represented by proxy, as to those matters.

It is important that your shares be represented at the 2013 annual general meeting and the extraordinary general meeting, regardless of the number of shares which you hold. **We urge you to promptly execute and return the accompanying proxy cards in the envelope which has been enclosed for your convenience.**

Shareholders who are present at each of the 2013 annual general meeting and the extraordinary general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

We incorporate by reference information from Note 3 to our audited consolidated financial statements for the fiscal year ended March 31, 2013, "Share-Based Compensation," included in our Annual Report on Form 10-K and the sections entitled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (not including exhibits). You may request a copy of such information, at no cost, by writing or telephoning us at:

Flextronics International Ltd.
6201 America Center Drive
San Jose, California 95002 U.S.A.
Telephone: (408) 576-7985

By order of the Board of Directors,



Joanne Chia Hui Min

Company Secretary

June 12, 2013
Singapore

Upon request, we will furnish without charge to each person to whom this joint proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. You may request a copy of this information at no cost, by writing or telephoning us at:

Flextronics International Ltd.
6201 America Center Drive
San Jose, California 95002 U.S.A.
Telephone: (408) 576-7985

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2013

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEXTRONICS INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Singapore (State or other jurisdiction of incorporation or organization)	**Not Applicable** (I.R.S. Employer Identification No.)
2 Changi South Lane, Singapore (Address of registrant's principal executive offices)	**486123** (Zip Code)

Registrant's telephone number, including area code
(65) 6890 7188

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act—**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of September 28, 2012, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $4.0 billion based upon the closing sale price as reported on the NASDAQ Stock Market LLC (NASDAQ Global Select Market).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 16, 2013
Ordinary Shares, No Par Value	625,659,713

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2013 Annual General Meeting of Shareholders	Part III

TABLE OF CONTENTS

PART I
FORWARD-LOOKING STATEMENTS

Unless otherwise specifically stated, references in this report to "Flextronics," "the Company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1. *BUSINESS*

OVERVIEW

We are a globally-recognized leading provider of end-to-end, global supply chain solutions through which we design, build, ship and service a complete packaged electronic product to original equipment manufacturers ("OEMs") in the following markets:

- High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, defense and aerospace businesses;
- High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets and printers;
- Industrial and Emerging Industries ("IEI"), which is comprised of our large household appliances, equipment, and emerging industries businesses; and
- Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

We provide our advanced design, manufacturing and services through a network of facilities in over 30 countries across four continents. We have established this extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the outsourcing needs of both multinational and regional OEMs. Our services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles. For the fiscal year ended March 31, 2013, we had revenue of $23.6 billion and net income of $277.1 million.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, end-to-end services, advanced supply chain management, industrial parks in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, their manufacturing process, their after sales services and enable our OEM customers to achieve meaningful reductions to time-to-market and costs.

Our business has been subject to seasonality primarily due to our mobile devices market and our consumer devices market, which historically exhibit particular strength in the two quarters leading up to the end of the calendar year in connection with the holiday season.

INDUSTRY OVERVIEW

Our expertise is in the design, manufacturing and services for a broad range of products, and as such, the closest definition of our industry is the outsourcing Electronics Manufacturing Services ("EMS") industry. EMS has experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design, manufacturing, and distribution requirements. We have seen an increase in global OEM manufacturing demand since the 2001-2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. Due to the global economic crisis, which began in late calendar year 2007 and continued through the end of our fiscal year 2010, many of our OEM customers reduced their manufacturing and supply chain outsourcing which negatively impacted our business. In fiscal year 2011, we began seeing some positive signs that demand for our OEM customers' end products was improving, and this trend continued through the end of our 2012 fiscal year. However our revenue in fiscal year 2013 declined compared to that of the prior year, primarily due to our exit from the high volume and low margin Original Design and Manufacturing ("ODM") PC business last year. The EMS industry has not fully recovered from the last macro-economic downturn and as a result, during fiscal 2013 the Company initiated certain restructuring activities intended to improve operational efficiencies. The growth of the overall industry for calendar 2012 is estimated to have been greater than 4%.

We believe the total available market for outsourcing EMS continues to offer opportunities for growth with current penetration rates estimated to be less than 23%. The intensely competitive nature of the electronics industry, the continually increasing complexity and sophistication of electronics products, pressure on OEMs to reduce product costs and shorter product life cycles encourage OEMs to utilize broad manufacturing and service providers as part of their business and manufacturing strategies. Utilizing global manufacturing and service providers allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of such providers, and enables OEMs to concentrate on product research, development, marketing and sales. We believe that OEMs realize the following benefits through their strategic relationships with manufacturing and service providers:

- Reduced production costs;
- Reduced design and development costs and lead time;
- Accelerated time-to-market and time-to-volume production;
- Reduced capital investment requirements and fixed costs;
- Improved inventory management and purchasing power;
- Access to worldwide design, engineering, manufacturing, and after-market service capabilities; and
- Ability to focus on core branding and R&D initiatives.

We believe that growth in the EMS industry will be driven largely by the needs of OEMs to respond to rapidly changing markets and technologies and to reduce product costs. Additionally, we believe that there are significant opportunities for global manufacturing and service providers to win additional business from OEMs in certain markets or industry segments that have yet to substantially utilize such providers.

SERVICE OFFERINGS

We offer a broad range of customer-tailored services to OEMs. We believe that Flextronics has the broadest worldwide capabilities in the industry, from design resources to end-to-end global supply chain services. We believe a key competitive advantage is our ability to provide more value and innovation to our customers because we offer both global economies of scale in procurement, manufacturing and after-market services, as well as market-focused expertise and capabilities in design and engineering. As a result of our focus on specific markets, we believe we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and can help improve our OEM customers' market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products and meet their time-to-market requirements. Our services allow us to design, build, ship and service a complete packaged electronics product for our OEM customers. These services include:

Design and Engineering Services. We offer a comprehensive range of value- added design and engineering services that are tailored to the various markets and needs of our customers. These services can be delivered by three primary business models:

- Contract Design Services, where the customer purchases engineering and development services on a time and materials basis;
- Joint Development Manufacturing services, where Flextronics' engineering and development teams work jointly with our customers' teams to ensure product development integrity, seamless manufacturing handoffs, and faster time to market; and
- Original Design and Manufacturing services, where the customer purchases a product that we design, develop and manufacture. ODM products are then sold by our OEM customers under the OEMs' brand names. We have provided ODM services in various markets including Industrial, Automotive, Medical, and Infrastructure and Power Supplies.

Our design and engineering services are provided by our global, market-based engineering teams and cover a broad range of technical competencies:

- System Architecture, User Interface and Industrial Design. We help our customers design and develop innovative and cost-effective products that address the needs of the user and the market. These services include product definition, analysis and optimization of performance and functional requirements, 2-D sketch level drawings, 3-D mock-ups and proofs of concept, interaction and interface models, detailed hard models and product packaging.
- Mechanical Engineering, Technology, Enclosure Systems, Thermal and Tooling Design. We offer detailed mechanical, structural, and thermal design solutions for enclosures that encompass a wide range of plastic, metal and other material technologies. These capabilities and technologies are increasingly important to our customers' product differentiation goals and are increasingly required to be successful in today's competitive marketplace. Additionally, we provide design and development services for prototype and production tooling equipment used in manufacturing.
- Electronic System Design. We provide complete electrical and hardware design for products ranging in size from small handheld consumer devices to large high-speed, carrier-grade, telecommunications equipment, which includes embedded microprocessor, memory, digital signal processing design, high-speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display imaging, audio/video, and radio frequency system and antenna design.
- Reliability and Failure Analysis. We provide comprehensive design for manufacturing, test and reliability services using robust tools and databases that have been developed internally. These services are important in achieving our customers' time to revenue goals and leverage our core manufacturing competencies.
- Component Level Development Engineering. We have developed substantial engineering competencies for product development and lifecycle management in support of various component technologies. These components also form a key part of our strategy and currently include power supplies and power solutions, and Printed Circuit Board and Interconnection Technologies, both rigid and flexible.

We are exposed to different or greater potential liabilities from our various design services than those we face in our core assembly and manufacturing services. See "Risk Factors—The success of certain of our activities depends on our ability to protect our intellectual property rights; intellectual property infringement claims against our customers or us could harm our business."

Systems Assembly and Manufacturing. Our assembly and manufacturing operations, which generate the majority of our revenues, include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We often assemble electronics products with our proprietary printed circuit boards and custom electronic enclosures on either a build-to-order or configure-to-order basis. In these operations, we employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes, and statistical process controls. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies, enables us to offer a variety of advanced manufacturing solutions. We support a wide range of product demand profiles, from low—volume, high-complexity programs to high-volume production. Continuous focus on lean manufacturing, a systematic approach to identifying and eliminating waste (non-value-added activities) through continuous improvement based on customer demand, allows us to increase our efficiency and flexibility to meet our customers' dynamic requirements. Our systems assembly and manufacturing expertise includes the following:

- *Enclosures.* We offer a comprehensive set of custom electronics enclosures and related products and services worldwide. Our services include the design, manufacture and integration of electronics packaging systems, including custom enclosure systems, power and thermal subsystems, interconnect subsystems, cabling and cases. In addition to standard sheet metal and plastic fabrication services, we assist in the design of electronics packaging systems that protect sensitive electronics and enhance functionality. Our enclosure design services focus on functionality, manufacturability and testing. These services are integrated with our other assembly and manufacturing services to provide our customers with overall improved supply chain management.

- *Testing Services.* We also offer computer-aided testing services for assembled printed circuit boards, systems and subsystems. These services significantly improve our ability to deliver high-quality products on a consistent basis. Our test services include management defect analysis, in-circuit testing and functional testing as well as environmental stress tests of board and system assemblies. We offer design for test, design for manufacturing and design for environment services to our customers to jointly improve customer product design and manufacturing.

- *Materials Procurement and Inventory Management.* Our manufacturing and assembly operations capitalize on our materials inventory management expertise and volume procurement capabilities. As a result, we believe that we are able to achieve highly competitive cost reductions and reduce total manufacturing cycle time for our OEM customers. Materials procurement and management consist of the planning, purchasing, expediting and warehousing of components and materials used in the manufacturing process. In addition, our strategy includes having third-party suppliers of custom components located in our industrial parks to reduce material and transportation costs, simplify logistics and facilitate inventory management. We also use a sophisticated automated manufacturing resource planning system and enhanced electronic data interchange capabilities to ensure inventory control and optimization. Through our manufacturing resources planning system, we have real-time visibility of material availability and are able to track the work in process. We utilize electronic data interchange with our customers and suppliers to implement a variety of supply chain management programs. Electronic data interchange allows customers to share demand and product forecasts and deliver purchase orders and assists suppliers with satisfying just-in-time delivery and supplier-managed inventory requirements. This also enables us to implement vendor managed inventory solutions to increase flexibility and reduce overall capital allocation in the supply chain. We procure a wide assortment of materials, including electronic components, plastics and metals. There are a number of sources for these materials, including from customers for whom we are providing systems assembly and manufacturing services. On some occasions, there have been shortages in certain electronic components, most recently with regard to connectors, capacitors, LCD panels and memory (both DRAM and Flash). However, such shortages have not had a material impact on our operating results for any periods presented. See "Risk Factors—We may be adversely affected by shortages of required electronic components."

Component businesses. The Company offers the following component product solutions:

- *Rigid and Flexible Printed Circuit Board ("PCB") Fabrication.* Printed circuit boards are platforms composed of laminated materials that provide the interconnection for integrated circuits, passive and other electronic components and thus are at the heart of almost every electrical system. They are formed out of multi-layered epoxy resin and glass cloth systems with very fine traces and spaces and plated holes (called vias), which interconnect the different layers to an extremely dense circuitry network that carries the integrated circuits and electrical signals. As semiconductor designs become more and more complex and signal speeds increase, there is an increasing demand on printed circuit board integration density requiring higher layer counts, finer lines and spacings, smaller vias (microvias) and base materials with electrically very low loss characteristics. The manufacturing of these complex multilayer interconnect products often requires the use of sophisticated circuit interconnections between layers, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds and impedances. The global demand for wireless devices and the complexity of wireless products are driving the demand for more flexible printed circuits. Flexible circuit boards facilitate a reduction in the weight of a finished electronic product and allow the designer to use the third dimension in designing new products or product features. Flexible circuits have become a very attractive design alternative for many new and emerging application spaces such as automotive rear LED lightning, tablet computers, and miniaturized radio frequency identification tags or smart cards. We are an industry leader in high-density interconnect with the Every Layer Inter Connect ("ELIC") technology, which is used in smart phone designs, and multilayer constructions which are used in advanced routers and switches, telecom equipment, servers, storage, and flexible printed circuit boards and flexible printed circuit board assemblies. Our PCB business (Multek) manufactures printed circuit boards on a low-volume, quick-turn basis, as well as on a high-volume production basis. We provide quick-turn prototype services that allow us to provide small test quantities to meet the needs of customers' product development groups in as little as 48 hours. Our extensive range of services enables us to respond to our customers' demands for an accelerated transition from prototype to volume production. Multek offers a one stop solution from design to manufacturing of PCB, flexible circuits and rigid flex circuits and sub-assemblies. We have printed circuit board service capabilities in North America, South America, Europe and Asia, and flexible circuit fabrication service capabilities in North America and Asia. During fiscal year 2013 we began consolidating Multek's footprint and rationalizing its operations and expect to fully complete the closing of our Multek factories in Germany and Brazil during fiscal year 2014. We believe this will drive operational efficiencies, and result in an optimization of our system, which will lower the revenue level required to achieve better margins. Going forward our capabilities will be centered in Asia and North America.

- *Power Supplies.* We have a full service power supply business ("Flex Power") that specializes in high efficiency and high density switching power supplies ranging from 1 to 3,000 watts. The product portfolio includes chargers for the mobile phones and the fast-growing tablet markets, adapters for notebooks and printers and boxed power supplies for the desktop markets along with networking, server and storage markets. We pride ourselves in our ability to service the needs of industry leaders in these markets through collaborative development and efficient program management execution. Our products are fully compliant with environmental and Energy Star industry requirements that drive efficiency specifications in the industry. Customers who engage with Flex Power get the advantage of our technological innovations in such areas as digital control or smart power, while still managing to offer competitive pricing. Our unique platform development approach enables our customers to get to their markets faster.

Logistics. Flextronics Global Services is a provider of after-market supply chain logistics services. Our comprehensive suite of services serve customers operating in the computing, consumer digital, infrastructure, industrial, mobile and medical markets. Our expansive global infrastructure consists of 25 sites and more than 12,000 employees strategically located throughout the Americas, Europe and Asia. By leveraging our operational infrastructure, supply chain network, and IT systems, we have the capability of offering globally consistent logistics solutions for our customers' brands. By linking the flow of information from the supply chains, we create supply chain efficiencies delivering value to our customers. We provide multiple logistics solutions including supplier managed inventory, inbound freight management, product postponement, build/configure to order, order fulfillment and distribution, and supply chain network design.

Reverse Logistics and Repair Services. We offer a suite of integrated reverse logistics and repair solutions that are operated on globally consistent processes, which help our customers protect their brand loyalty in the marketplace by improving turnaround times and end-customer satisfaction levels. Our objective is to maintain maximum asset value retention of our customers' products throughout their product life cycle while simultaneously minimizing non-value repair inventory levels and handling in the supply chain. With our suite of end-to-end solutions, we can effectively manage our customers' reverse logistics requirements while also providing critical feedback of data to their supply chain constituents and delivering continuous improvement and efficiencies for both existing and next generation products. Our reverse logistics and repair solutions include returns management, exchange programs, complex repair, asset recovery, recycling and e-waste management. We provide repair expertise to multiple product lines such as consumer and midrange products, printers, PDA's, mobile phones, consumer medical devices, notebooks, PC's, set-top boxes, game consoles and highly complex infrastructure products. With our service parts logistics business, we manage all of the logistics and restocking processes essential to the efficient operation of repair and refurbishment services.

STRATEGY

Our company's goal is to empower talented employees to develop global supply chain solutions that transforms industries and companies. At our core, we are a world-class global design, manufacturing and services company. Our strategy is to maintain our leadership in these core capabilities and to build on these through extended offerings in high-growth sectors.

Talent. To maintain our competitiveness and world-class capabilities, we are renewing our focus on hiring and retaining the world's best talent. We have taken steps to attract the best functional and operational leaders and accelerated efforts at developing the future leaders of the company.

Customer-Focus. We believe that serving aspiring leaders in dynamic industries pushes the development of our core skills and results in superior growth and profitability. Our customers come first, and we have a relentless focus on delivering distinctive products and services in a cost-effective manner with fast time-to-market.

Market-Focus. We apply a rigorous approach to managing our portfolio of opportunities by focusing on companies and industries that value our superior capabilities in design, manufacturing and service and that are leaders in their industry. We are focusing our energy and efforts on high-growth markets where we have distinctive competence and a compelling value proposition. Examples include our investments in clean-tech, healthcare, infrastructure, automotive, services and investments in a number of enabling components technologies. Our market focused approach to managing our business increases our customers' competitiveness by leveraging our global resources and responsiveness to changes in market dynamics.

Global Operations Capabilities. We continue to invest in maintaining the leadership of our world-class manufacturing and services capabilities. We constantly push the state of the art in manufacturing technology, process development and operations management. We believe these skills represent a significant competitive advantage. We continue to capitalize on our industrial park concept, where we co-locate our manufacturing, design, and service resources in low cost regions, to provide a competitive advantage by minimizing logistics, manufacturing costs and cycle times while increasing flexibility and responsiveness. Our ability to cost effectively manage a massive worldwide system, is itself a major competitive advantage.

Extended Value Propositions. We continue to extend our distinctiveness in manufacturing into new value propositions that leverage our core capabilities. We opportunistically invest in new capabilities and services to provide our customers with a broader value added suite of services and solutions to meet their product and market requirements. We continue to develop manufacturing process technologies that reduce cost and improve product performance.

COMPETITIVE STRENGTHS

We continue to enhance our business through the development and broadening of our product and service offerings. Our focus is to be a flexible organization with repeatable execution that adapts to macro-economic changes and creates value which increases our customers' competitiveness. We have concentrated our strategy on market-focused expertise, capabilities, services and our global supply chain services. We believe that the following capabilities differentiate us from our competitors and enable us to better serve our customers' requirements:

Significant Scale and Global Integrated System. We believe that scale is a significant competitive advantage, as our customers' solutions increasingly require cost structures and capabilities that can only be achieved through size and global reach. We are a leader in global procurement, purchasing approximately $21.5 billion of materials during our fiscal year ended March 31, 2013. As a result, we are able to use our worldwide supplier relationships to achieve advantageous pricing and supply chain flexibility for our OEM customers.

We have established an extensive, integrated network of design, manufacturing and logistics facilities in the world's major electronics markets to serve the outsourcing needs of both multinational and regional OEMs. Our extensive global network of facilities in over 30 countries with approximately 149,000 employees gives us the ability to increase the competitiveness of our customers by simplifying their global product development processes while also delivering improved product quality with improved performance and accelerated time to market. Operating and executing this complex worldwide solutions system is a competitive advantage.

End-to-End Solution. We offer a comprehensive range of worldwide supply chain services that simplify and improve the global product development process and provide meaningful time and cost savings to our OEM customers. Our broad based, end-to-end services enable us to cost effectively design, build, ship and service a complete packaged product. We believe that our capabilities also help our customers improve product quality, manufacturability and performance, and reduce costs. We have expanded and enhanced our service offering by adding capabilities in machining, flexible printed circuit boards, and power supplies, as well as by introducing new capabilities in areas such as solar equipment, large format stamping and chargers.

Long-Standing Customer Relationships. We believe that maintaining our long-term relationships with key customers is a critical requirement for maintaining our market position, growth and profitability. We believe that our ability to maintain and grow these customer relationships results from our ability to continuously create value that increases our customers' competitiveness. We achieve this through our broad range of service offerings and solutions, and our market-focused approach, which allows us to provide innovative thinking to all of the manufacturing and related services that we provide to our customers. We continue to receive numerous service and quality awards that further validate the success of these programs.

Extensive Design and Engineering Capabilities. We have an industry leading global design service offering with extensive product design engineering resources that provide global design services, products, and solutions to satisfy a wide array of customer requirements across all of our key markets. We combine our design and manufacturing services to provide end-to-end customized solutions that include services from design layout, through product industrialization and product development, including the manufacture of components and complete products (such as smart phones), which are then sold by our OEM customers under the OEMs' brand names.

Geographic, Customer and End Market Diversification. We believe that we have created a well-diversified and balanced company. We have diversified our business across multiple end markets, significantly expanding our available market. The world is undergoing change and macro-economic disruptions that has led to demand shifts and realignments. We believe that we are well positioned through our market diversification to grow in excess of the industry average and successfully navigate through difficult economic climates. Our broad geographic footprint and experience with multiple types and complexity levels of products provide us a significant competitive advantage. We continually look for new ways to diversify our offering within each market segment.

Industrial Parks; Low-Cost Manufacturing Services. We have developed self-contained campuses that co-locate our manufacturing and logistics operations with our suppliers at a single, low-cost location. These industrial parks enhance our total supply chain management, while providing a low-cost, multi-technology solution for our customers. This approach increases the competitiveness of our customers by reducing logistical barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We have strategically established our large industrial parks in Brazil, China, Hungary, Indonesia, Malaysia, Mexico, and Romania.

We have certain of our manufacturing operations situated in low-cost regions of the world to provide our customers with a wide array of manufacturing solutions and low manufacturing costs. As of March 31, 2013, approximately 76% of our manufacturing capacity was located in low-cost locations, such as Brazil, China, Hungary, India, Indonesia, Malaysia, Mexico, Romania, Singapore, and Ukraine. We believe we are a global industry leader in low-cost production capabilities.

CUSTOMERS

Our customers include many of the world's leading technology companies. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. In fiscal year 2013, our ten largest customers accounted for approximately 47% of net sales. No customer accounted for greater than 10% of the Company's net sales in fiscal 2013.

The following table lists in alphabetical order a sample of our largest customers in fiscal year 2013 and the end products of those customers for which we provide design, manufacturing or after-market services:

Customer	End Products
Alcatel-Lucent	Business telecommunications systems and core routers and switches
Apple	Smartphones, notebooks and desktop computing, tablets and consumer entertainment devices
Cisco	Core routers and switches, wireless and enterprise telecommunications infrastructure
Ericsson	Radio base stations for Long Term Evolution and GSM infrastructure
Ford Motor Company	SYNC Modules, Lighting Products, Solenoids and Motion Control Electronics
Hewlett-Packard	Notebook and netbook computers, inkjet printers and storage devices
Huawei Technologies	Wireless and enterprise telecommunications infrastructure and smartphones
Lenovo	All-in-one desktop, desktop and notebook computers
Microsoft	Computer peripherals and consumer electronics products
Research In Motion	Smartphones and other mobile communication devices

BACKLOG

Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. In addition, OEM customers may reschedule or cancel firm orders based upon contractual arrangements. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

COMPETITION

Our market is extremely competitive and includes many companies, several of which have achieved substantial market share. We compete against numerous domestic and foreign manufacturing service providers, as well as our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production.

We compete with different companies depending on the type of service we are providing or the geographic area in which an activity takes place. We believe that the principal competitive factors in the manufacturing services market are: quality and range of services; design and technological capabilities; cost; location of facilities; responsiveness and flexibility.

SOCIAL RESPONSIBILITY

Our corporate social responsibility practices focus on global human rights, global environmental conditions, business ethics, and the health and safety of all stakeholders. We do this with controlled business processes, thus ensuring that our business is conducted in a manner that goes beyond compliance alone. We operate programs, including compliance audits and compliance capability building programs that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Conduct. As a guide to achieve this end, Flextronics looks at principles, policies, and standards as prescribed by the Electronics Industry Citizenship Coalition ("EICC"), a worldwide association of electronics companies committed to promoting an industry code of conduct for global electronics supply chains to improve working and environmental conditions. Flextronics is a founding member of the EICC coalition.

Being a good corporate citizen does not mean that we should merely conform to the standards. We extend beyond meeting responsibilities by offering a wide range of programs and initiatives that engage our internal and external communities. At the heart of this endeavor lies our pragmatic goal of creating a difference to the people in the community in which we operate. We intend to continue to invest in these global communities through grant-making, financial contributions, volunteer work, support programs and by donating resources.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), Section 1502 introduces reporting requirements related to the verification of whether Flextronics directly (or indirectly through suppliers of materials) is purchasing the minerals or metals gold, columbite-tantalite. cassiterite, wolframite and their derivatives: tin, tungsten, and tantalum that are being provided by sources in the conflict region of the Democratic Republic of Congo (DRC) and the surrounding neighbor countries. Flextronics is working directly with suppliers, industry groups, and customers to comply with the due diligence reporting requirements necessary to comply with the new law. See "Risk Factor—Compliance with government regulations regarding the use of "conflict minerals" may result in increased costs and risks to us."

ENVIRONMENTAL REGULATION

Our operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have fully implemented processes and procedures to ensure that our operations are in compliance with all applicable environmental regulations. We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities of our ongoing operations, historical disposal activities and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the probability of occurrence and the reasonable possibility of incurring costs in light of information currently available. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that we are aware of, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry is subject to the European Union's ("EU") Restrictions on Hazardous Substances ("RoHS") 2011/65/EU, Waste Electrical and Electronic Equipment ("WEEE") 2012/19/EU directives, the regulation EC 1907/2006 EU Directive REACH ("Registration, Evaluation, Authorization, and Restriction of Chemicals"), and China RoHS entitled, Management Methods for Controlling Pollution for Electronic Information Products ("EIPs"). Similar legislation has been or may be enacted in other jurisdictions, including in the United States. Our business requires close collaboration with our customers and suppliers to mitigate risk of non-compliance. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance or material data from our Flextronics owned suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. RoHS and other similar legislation bans or restricts the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations. New technical classifications of e-Waste being discussed in the Basel Convention technical working group could affect both Flextronics and Flextronics' customers abilities and obligations in electronics repair and refurbishment. Flextronics continues to monitor these discussions and is working with our customers and other technical organizations to minimize the impact to legal and responsibly managed repair operations.

EMPLOYEES

As of March 31, 2013, our global workforce totaled approximately 149,000 employees. In certain international locations, our employees are represented by labor unions and by work councils. We have never experienced a significant work stoppage or strike, and we believe that our employee relations are good.

Our success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could seriously harm our business, results of operations and business prospects. To date, we have not experienced significant difficulties in attracting or retaining such personnel.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, we rely on trade secret protection. We also have registered our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. As of March 31, 2013 and 2012, the carrying value of our intellectual property was not material.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, from time to time third parties do assert patent infringement claims against us or our customers. In addition, we provide design and engineering services to our customers and designing and making our own products. As a consequence of these activities, our customers are requiring us to take responsibility for intellectual property to a greater extent than in our manufacturing and assembly businesses. If and when third parties make assertions regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to note 17 to our consolidated financial statements included under Item 8 for financial information about our geographic areas.

ADDITIONAL INFORMATION

Our internet address is http://www.flextronics.com. We make available through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at 2 Changi South Lane, Singapore 486123. Our U.S. corporate headquarters is located at 6201 America Center Drive, San Jose, CA, 95002.

ITEM 1A. *RISK FACTORS*

We depend on industries that continually produce technologically advanced products with short life cycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenues from customers in the following markets:

- HRS, which is comprised of our medical, automotive, defense and aerospace businesses;
- HVS, which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets and printers;

- IEI, which is comprised of our large household appliances, equipment, and emerging industries businesses; and
- INS, which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

Factors affecting any of these industries in general or our customers in particular, could adversely impact us. These factors include:

- rapid changes in technology, evolving industry standards and requirements for continuous improvement in products and services result in short product life cycles;
- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers may experience dramatic market share shifts in demand which may cause them to exit the business; and
- there may be recessionary periods in our customers' markets, such as the recent global economic downturn.

Our customers may cancel their orders, change production quantities or locations, or delay production, and the inherent difficulties involved in responding to these demands could harm our business.

Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture and deliver for these customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and by lowering our asset utilization resulting in lower gross margins. Additionally, current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally or transfer their business to another provider.

As a provider of electronics design and manufacturing services and components, we must provide increasingly rapid product turnaround time for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

The short-term nature of our customers' commitments and the rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules, making component procurement commitments, and allocating personnel and other resources, based on our estimates of our customers' requirements.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to reduce costs or achieve other objectives. These demands stress our resources and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Due to many of our costs and operating expenses being relatively fixed, customer order fluctuations, deferrals and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past and we may experience such effects in the future.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus and ODMs with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our industry is extremely competitive, many of our competitors have achieved substantial market share, and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

The majority of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 47%, 55% and 52% of net sales in fiscal years 2013, 2012 and 2011, respectively. No customer accounted for greater than 10% of the Company's net sales in fiscal 2013. Our largest customers during fiscal year 2012 were Hewlett-Packard (HP) and Research In Motion (RIM), which each accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal year 2012. Our largest customer during fiscal year 2011 was Research In Motion which accounted for more than 10% of net sales in 2011. No other customer accounted for more than 10% of net sales in fiscal year 2011. Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would materially harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues and profitability could be harmed.

Our components business is dependent on our ability to quickly launch world-class components products, and our investment in the development of our component capabilities, together with the start-up and integration costs necessary to achieve quick launches of world-class components products, may adversely affect our margins and profitability.

Our components business, which includes rigid and flexible printed circuit board fabrication, and power supplies manufacturing, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our capabilities. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must continue to make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

In addition, OEMs often require unique configurations or custom designs which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized component and the commencement of volume shipments of the component to the OEM. As a result, we may make substantial investments in the development and customization of products for our customers, and no revenue may be generated from these efforts if our customers do not accept the customized component. Even if our customers accept the customized component, if our customers do not purchase anticipated levels of products, we may not realize any profits.

Our achievement of anticipated levels of profitability in our components business is also dependent on our ability to achieve efficiencies in our manufacturing as well as to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers. As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability in our components business.

Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

We provide manufacturing services to companies and industries that have in the past, and may in the future, experience financial difficulty. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfil production requirements and meet scheduled shipments. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivable are outstanding.

We may be adversely affected by shortages of required electronic components.

From time to time, we have experienced shortages of some of the electronic components that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers, such as shortages of raw materials. These unanticipated component shortages could result in curtailed production or delays in production, which may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results. Our performance depends, in part, on our ability to incorporate changes in component costs into the selling prices for our products.

Our supply chain may also be impacted by other events outside our control, including macro-economic events, political crises or natural or environmental occurrences. Component shortages impacted our results during the second half of fiscal year 2010, during the first quarter of fiscal year 2011 and during fiscal year 2012. The supply constraints were broad based, but the impact was most evident with respect to connectors, capacitors, LCD panels and memory (both DRAM and Flash). These shortages began to abate during the second quarter of fiscal year 2011, and supplies had normalized by the end of the third quarter. In addition, the March 2011 earthquake and tsunami in Japan resulted in disruptions to our supply chain, as a large number of our suppliers of semiconductors and other electronic components are located in Japan. These disruptions had a negative impact on our revenue in the first and second quarters of fiscal year 2012. We also continue to evaluate the extent of the disruption to our supply chain and the impact on our business caused by the flooding in Thailand during the second half of 2011, which had a negative impact on our revenue in the third quarter of fiscal year 2012, as a number of our suppliers of hard disk drives and other electronic components maintain facilities in Thailand.

Our margins and profitability may be adversely affected due to substantial investments, start-up and production ramping costs in our design services.

As part of our strategy to enhance our end-to-end service offerings, we have expanded and continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. Even if our customers accept our designs, if they do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Due to the increased risks associated with our design services offerings, we may not be able to achieve a high enough level of sales for this business, and the significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment that it requires, to be profitable. The initial costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments in these capabilities.

In addition, we agree to certain product price limitations and cost reduction targets in connection with these services. Inflationary and other increases in the costs of the raw materials and labor required to produce the products have occurred and may recur from time to time. Also, the production ramps for these programs are typically significant and negatively impact our margin in early stages as the manufacturing volumes are lower and result in inefficiencies and unabsorbed manufacturing overhead costs. We may not be able to reduce costs, incorporate changes in costs into the selling prices of our products, or increase operating efficiencies as we ramp production of our products, which would adversely affect our margins and our results of operations.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we have additional compliance requirements. We are required to register with the U.S. Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance with QSR or other FDA regulations, and the Company does not address the observation adequately to the satisfaction of the FDA, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations, issuing a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, refusing requests for clearance or approval of new products or withdrawal of clearance or approval previously granted, issuing an import detention on products entering the U.S. from an offshore facility, or shutting down a manufacturing facility. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

In the European Union ("EU"), we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections to obtain and maintain these certifications. Continued noncompliance to the EU regulations could stop the flow of products into the EU from us or from our customers. In China, the Safe Food and Drug Administration controls and regulates the manufacture and commerce of healthcare products. We must comply with the regulatory laws applicable to medical device manufactures or our ability to manufacture products in China could be impacted. In Japan, the Pharmaceutical Affairs Laws regulate the manufacture and commerce of healthcare products. These regulations also require that subcontractors manufacturing products intended for sale in Japan register with authorities and submit to regulatory audits. Other Asian countries where we operate have similar laws regarding the regulation of medical device manufacturing.

We conduct operations in a number of countries and are subject to risks of international operations.

The distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest, difficulties in staffing and geographic labor shortages;

- longer payment cycles;
- cultural differences;
- increases in duties and taxation levied on our products;
- imposition of restrictions on currency conversion or the transfer of funds;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- expropriation of private enterprises;
- exposure to infectious disease and epidemics; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, India, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. We could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate. In addition, we may encounter labor disruptions and rising labor costs, in particular within the lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act or similar local laws of the countries in which we do business, including the UK Anti-Bribery Act, which prohibits covered companies from making payments to foreign government officials to assist in obtaining or retaining business. Our Code of Business Conduct prohibits corrupt payments on a global basis and precludes us from offering or giving anything of value to a government official for the purpose of obtaining or retaining business, to win a business advantage or to improperly influence a decision regarding Flextronics. Nevertheless, there can be no assurance that all of our employees and agents will refrain from taking actions in violation of this and our related anti-corruption policies and procedures. Any such violation could have a material adverse effect on our business.

If our security systems and governance policies are breached, we may incur significant legal and financial exposure.

We have implemented security systems and governance policies with the intent of maintaining the physical security of our facilities and inventory and protecting our customers' and our suppliers' confidential information. Despite such efforts, we are subject to, and at times have suffered from, breach of these security systems and governance policies which have in the past and may in the future result in unauthorized access to our facilities and/or unauthorized use or theft of the inventory or information we are trying to protect. If unauthorized parties gain physical access to our inventory or if they gain electronic access to our information systems or if such information or inventory is used in an unauthorized manner, misdirected, lost or stolen during transmission or transport, any theft or misuse of such information or inventory could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties including our customers and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which could have a material adverse effect on our profitability and cash flow. We believe that we have adopted appropriate measures to mitigate potential risks to our technology and our operations from the breach of our security systems.

Compliance with government regulations regarding the use of "conflict minerals" may result in increased costs and risks to us.

As part of the Dodd-Frank Act, the SEC has promulgated disclosure requirements regarding the use of certain minerals, which are mined from the Democratic Republic of Congo and adjoining countries, known as conflict minerals. The disclosure rules will take effect for the Company in May 2014. We may have to publicly disclose whether the products we sell contain conflict minerals and could incur significant costs related to implementing a process that will meet the mandates of the Act. Additionally, customers rely on us to provide critical data regarding the products they purchase and will likely request conflict mineral information. Our materials sourcing is broad-based and multi-tiered, and we may not be able to easily verify the origins of the minerals used in the products we sell. We have many suppliers and each may provide conflict mineral information in a different manner, if at all. Accordingly, because the supply chain is complex, our reputation may suffer if we are unable to sufficiently verify the origins of conflict minerals, if any, used in its products. Additionally, customers may demand that the products they purchase be free of conflict minerals. The implementation of this requirement could affect the sourcing and availability of products we purchase from our suppliers. This may reduce the number of suppliers that may be able to provide conflict free products and may affect our ability to obtain products in sufficient quantities to meet customer demand or at competitive prices.

We are subject to the risk of increased income taxes.

The Company is subject to taxes in numerous jurisdictions. The Company's future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws or their interpretation including changes related to tax holidays or tax incentives. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which became effective on January 1, 2008. Among other things, the new law canceled many income tax incentives previously applicable to our subsidiaries in China. Under the new law, the tax rates applicable to the operations of most of our subsidiaries in China have been increased to 25%. The new law provided a transition rule which increased the tax rate to 25% over a 5-year period, which ended in 2012. The new law also increased the standard withholding rate on earnings distributions to between 5% and 10% depending on the residence of the shareholder. The ultimate effect of these and other changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our China income, the manner in which China interprets, implements and applies the new tax provisions, and our ability to qualify for any exceptions or new incentives. Similarly, we recently renewed a Malaysian tax holiday that expired on January 31, 2012 for another ten year period. Our continued ability to qualify for specific tax holiday extensions will depend on, among other things, our anticipated investment and expansion in these countries and the manner in which the local governments interpret the requirements for extensions or new incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions around the world. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

If our products or components contain defects, demand for our services may decline and we may be exposed to product liability and product warranty liability.

Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation and expose us to product liability or product warranty claims.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, increasingly we are unsuccessful in allocating such liability, and even where we have allocated liability to our customers, our customers may not have the resources to satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available with respect to all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

In recent years, we have experienced growth in our business through a combination of internal growth and acquisitions. However, our business also has been negatively impacted by the recent adverse global economic conditions. The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past, and may in the future, require that we adjust our business and cost structures by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage our financial and management controls, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, including during fiscal 2013, we undertook initiatives to restructure our business operations through a series of restructuring activities, which were intended to realign our global capacity and infrastructure with demand by our OEM customers and thereby improve our operational efficiency. These activities included reducing excess workforce and capacity, transitioning manufacturing to lower-cost locations and eliminating redundant facilities, and consolidating and eliminating certain administrative facilities.

While we incur severance, asset impairment charges and other facilities charges as a result of changes in our customer mix on an ongoing basis, such individual actions were not considered material to be separately disclosed as restructuring charges in fiscal year 2012 and 2011, and are included in either cost of sales or selling, general and administrative expenses, as appropriate. Our restructuring activities undertaken during fiscal 2013 have been disclosed separately on our statement of operations due to the significant nature of such activities. We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate certain manufacturing facilities or transfer certain of our operations to lower cost geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

The success of certain of our activities depends on our ability to protect our intellectual property rights; intellectual property infringement claims against our customers or us could harm our business.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering, design and manufacturing services and components offerings. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our engineering, design and manufacturing services and components offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of intellectual property infringement from third parties, as well as claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers are increasingly requiring us to indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

Fluctuations in foreign currency exchange rates could increase our operating costs.

Our manufacturing operations and industrial parks are located in lower cost regions of the world, such as Asia, Eastern Europe and Mexico; however, most of our purchase and sale transactions are denominated in United States dollars, Japanese yen or Euros. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the cash, receivables, and payables of our operating entities. As part of our currency hedging strategy, we use financial instruments, primarily forward exchange and swap contracts, to hedge our United States dollar and other currency commitments in order to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to other foreign currencies. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers or other key employees. We will need to recruit and retain skilled management personnel, and if we are not able to do so, our business could be harmed. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. There is substantial competition in our industry for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business.

Our failure to comply with environmental laws could adversely affect our business.

We are subject to various federal, state, local and foreign environmental laws and regulations, including regulations governing the use, storage, discharge and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of environmental laws could subject us to significant costs, fines or other penalties.

We are also required to comply with an increasing number of global and local product environmental compliance regulations focused on the restriction of certain hazardous substances. We are subject to the EU directives, including the Restrictions on RoHS, the WEEE as well as the EU's REACH regulation. In addition, new technical classifications of e-Waste being discussed in the Basel Convention technical working group could affect both our customers abilities and obligations in electronics repair and refurbishment. Also of note is

China's Management Methods for Controlling Pollution Caused by EIPs regulation, commonly referred to as "China RoHS", which restricts the importation into and production within China of electrical equipment containing certain hazardous materials. Similar legislation has been or may be enacted in other jurisdictions, including in the United States. RoHS and other similar legislation bans or restricts the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as applicable regulations. These programs may include collecting compliance data from our suppliers, full laboratory testing and public reporting of other environmental metrics such as carbon emissions, electronic waste and water, and we also require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In the case of WEEE, the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

We may encounter difficulties with acquisitions, which could harm our business.

We have completed numerous acquisitions of businesses and we may acquire additional businesses in the future. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our strategic relationships with major customers create risks.

In the past, we have completed numerous strategic transactions with OEM customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year manufacturing and supply agreements for the production of their products. We may pursue these OEM divestiture transactions in the future. These arrangements entered into with divesting OEMs typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting OEMs that exceeds the value we ultimately may realize from the future business of the OEM;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;
- we, rather than the divesting OEM, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the OEMs generally do not require any minimum volumes of purchase by the OEMs, and the actual volume of purchases may be less than anticipated; and
- if demand for the OEMs' products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Our business and operations could be adversely impacted by climate change initiatives.

Concern over climate change has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of energy, materials, manufacturing, distribution, packaging and other operating costs, which could impact our business and financial results.

Our operating results may fluctuate significantly due to seasonal demand.

Two of our significant end markets are the mobile devices market and the consumer devices market. These markets exhibit particular strength in the two quarters leading up to the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our second and third fiscal quarters as compared to our other fiscal quarters. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

Our debt level may create limitations.

As of March 31, 2013, our total debt was approximately $2.1 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy.

Changes in our credit rating may make it more expensive for us to raise additional capital or to borrow additional funds.

Our credit is rated by credit rating agencies. Our 4.625% Notes and our 5.000% Notes are currently rated BB+ by Standard and Poor's ("S&P") and Ba1 by Moody's, and are considered to be below "investment grade" debt by Moody's and S&P. Any further decline in our credit rating may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all; negatively impact the price of our common stock; increase our interest payments under some of our existing debt agreements; and have other negative implications on our business, many of which are beyond our control. In addition, the interest rate payable on some of our credit facilities is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on these credit facilities.

Weak global economic conditions and instability in financial markets may adversely affect our business, results of operations, financial condition and access to capital markets.

Our revenue and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. Recent adverse worldwide economic conditions, including the European sovereign debt crisis, have created challenging conditions in the electronics industry. These conditions have resulted in reduced consumer and business confidence and spending in many countries, a tightening in the credit markets, a low level of liquidity in many financial markets and high volatility in credit, fixed income and equity markets. A continuation or worsening of the European sovereign debt crisis will likely have a negative effect on certain of our European customers and suppliers, which could harm our business. In addition, longer term disruptions in the capital and credit markets could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro-economic conditions may cause the market price of our ordinary shares to decline.

The Company's goodwill and identifiable intangible assets could become impaired, which could reduce the value of its assets and reduce its net income in the year in which the write-off occurs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the assets acquired. The Company also ascribes value to certain identifiable intangible assets, which consist primarily of customer relationships and trade names, among others, as a result of acquisitions. The Company may incur impairment charges on goodwill or identifiable intangible assets if it determines that the fair values of goodwill or identifiable intangible assets are less than their current carrying values. The Company evaluates, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary.

Refer to Notes 1 and 2 of the notes to the consolidated financial statements and 'critical accounting policies' in management's discussion and analysis of financial condition and results of operations for further discussion of the impairment testing of goodwill and identifiable intangible assets.

A decline in general economic conditions or global equity valuations could impact the judgments and assumptions about the fair value of the Company's businesses and the Company could be required to record impairment charges on its goodwill or other identifiable intangible assets in the future, which could impact the Company's consolidated balance sheet, as well as the Company's consolidated statement of operations. If the Company was required to recognize an impairment charge in the future, the charge would not impact the Company's consolidated cash flows, current liquidity, capital resources, and covenants under its existing credit facilities, asset securitization program, and other outstanding borrowings.

Failure to comply with domestic or international employment and related laws could result in the payment of significant damages, which would reduce our net income.

We are subject to a variety of domestic and foreign employment laws, including those related to safety, wages and overtime, discrimination, whistle-blowing, classification of employees and severance payments. Enforcement activity relating to these laws, particularly outside of the United States, can increase as a result of increased media attention due to violations by other companies, changes in law, political and other factors. There can be no assurance that we won't be found to have violated such laws in the future, due to a more aggressive enforcement posture by governmental authorities or for any other reason. Any such violations could lead to the assessment of fines against us by federal, state or foreign regulatory authorities or damages payable to employees, which fines could be substantial and which would reduce our net income.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers, providing over 27.6 million square feet of productive capacity as of March 31, 2013. We own facilities with approximately 8.7 million square feet in Asia, 4.4 million square feet in the Americas and 2.4 million square feet in Europe. We lease facilities with approximately 6.6 million square feet in Asia, 3.3 million square feet in the Americas and 2.2 million square feet in Europe.

Our facilities include large industrial parks, ranging in size from under 100,000 to 4.1 million square feet in Brazil, China, Hungary, Indonesia, Israel, Malaysia, Mexico, Poland, Romania, Slovakia, and Ukraine. We also have regional manufacturing operations, generally ranging in size from under 100,000 to approximately 2.7 million square feet in Austria, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, Norway, Singapore, Sweden, Ukraine and the United States. We also have smaller design and engineering centers and product introduction centers at a number of locations in the world's major electronics markets.

Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in its consolidated balance sheets would not be material to the financial statements as a whole.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "FLEX." The following table sets forth the high and low per share sales prices for our ordinary shares since the beginning of fiscal year 2012 as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended March 31, 2013		
Fourth Quarter	$6.93	$6.18
Third Quarter	6.31	5.54
Second Quarter	6.81	5.96
First Quarter	7.30	6.11
Fiscal Year Ended March 31, 2012		
Fourth Quarter	$7.42	$5.75
Third Quarter	6.75	5.42
Second Quarter	7.01	5.10
First Quarter	7.51	6.27

As of May 16, 2013 there were 3,528 holders of record of our ordinary shares and the closing sales price of our ordinary shares as reported on the NASDAQ Global Select Market was $7.22 per share.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. We presently do not have plans to pay any dividends in the near future.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc., and Sanmina-SCI Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2008 and reflects the annual return through March 31, 2013, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Flextronics, the S&P 500 Index, and Peer Group


200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2008
2009
2010
2011
2012
2013
Flextronics
S&P 500
Peer Group

	3/08	3/09	3/10	3/11	3/12	3/13
Flextronics	100.00	30.78	83.49	79.55	76.89	71.99
S&P 500 Index	100.00	61.91	92.72	107.23	116.39	132.64
Peer Group	100.00	52.62	160.36	168.61	183.13	151.96

Annual Report

Issuer Purchases of Equity Securities

The following table provides information regarding purchases of our ordinary shares made by us for the period from January 1, 2013 through March 31, 2013.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 1 - January 25, 2013	—	$ —	—	$ 319,306,175
January 26 - February 22, 2013 ..	5,064,392	6.62	5,064,392	324,771,920
February 23 - March 31, 2013 ...	13,720,700	6.72	13,720,700	237,553,032
Total	18,785,092		18,785,092	

(1) During the period from January 1, 2013 through March 31, 2013 all purchases were made pursuant to the program discussed below in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

(2) On September 13, 2012, our Board of Directors authorized the repurchase of up to 10% of our outstanding ordinary shares, which was approved by the Company's shareholders at the 2012 Extraordinary General Meeting held on August 30, 2012. As of March 31, 2013, we had 35.3 million shares available to be repurchased under the plan with an approximate dollar value of $237.6 million at an assumed average price of $6.72 per share.

RECENT SALES OF UNREGISTERED SECURITIES

None.

INCOME TAXATION UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends are tax exempt to shareholders.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the acquisition of newly-issued shares. When existing shares are acquired in Singapore, a stamp duty is payable on the instrument of transfer of the shares at the rate of two Singapore dollars ("S$") for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. The estate duty was abolished for deaths occurring on or after February 15, 2008. For deaths prior to February 15, 2008 the following rules apply:

If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate tax is payable in Singapore on any of our shares held by the individual.

If property passing upon the death of an individual domiciled in Singapore includes our shares, Singapore estate duty is payable to the extent that the value of the shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's chargeable assets and thereafter at 10%.

An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

ITEM 6. *SELECTED FINANCIAL DATA*

These historical results are not necessarily indicative of the results to be expected in the future. The following selected consolidated financial data set forth below was derived from our historical audited consolidated financial statements and is qualified by reference to and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year Ended March 31,				
	2013	2012(5)	2011(5)	2010(5)	2009(5)
	(In thousands, except per share amounts)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA(1):					
Net sales	$23,569,475	$29,343,029	$28,442,633	$23,962,135	$30,795,367
Cost of sales	22,187,393	27,825,079	26,859,288	22,668,077	29,378,653
Restructuring charges(2)	215,834	—	—	87,442	153,398
Gross profit	1,166,248	1,517,950	1,583,345	1,206,616	1,263,316
Selling, general and administrative expenses	805,235	877,564	801,772	750,213	939,534
Intangible amortization	29,529	49,572	66,188	84,890	129,997
Goodwill impairment charge(3)	—	—	—	—	5,771,766
Restructuring charges(2)	11,600	—	—	14,572	24,651
Other charges (income), net(4)	(65,190)	(19,935)	6,127	206,604	90,767
Interest and other expense, net	56,259	36,019	74,948	155,498	230,446
Income (loss) from continuing operations before income taxes	328,815	574,730	634,310	(5,161)	(5,923,845)
Provision for (benefit from) income taxes	26,313	53,960	22,049	(37,059)	5,364
Income (loss) from continuing operations	302,502	520,770	612,261	31,898	(5,929,209)
Loss from discontinued operations, net of tax	(25,451)	(32,005)	(16,042)	(13,304)	(206,309)
Net income (loss)	$ 277,051	$ 488,765	$ 596,219	$ 18,594	$ (6,135,518)
Diluted earnings (loss) per share:					
Continuing operations	$ 0.45	$ 0.72	$ 0.77	$ 0.04	$ (7.22)
Discontinued operations	$ (0.04)	$ (0.04)	$ (0.02)	$ (0.02)	$ (0.25)
Total	$ 0.41	$ 0.67	$ 0.75	$ 0.02	$ (7.47)

	As of March 31,				
	2013	2012	2011	2010	2009
			(In thousands)		
CONSOLIDATED BALANCE SHEET DATA(1):					
Working capital	$ 1,598,616	$ 2,246,365	$ 2,225,268	$ 1,642,790	$ 1,526,235
Total assets	10,591,555	11,033,804	11,633,152	10,642,552	11,316,940
Total long-term debt, excluding current portion	1,650,973	2,149,333	2,198,942	1,988,876	2,733,543
Shareholders' equity	2,246,758	2,283,979	2,294,696	1,984,567	1,861,168

(1) In fiscal year 2013, the Company finalized the sales of two non-core businesses. These non-core businesses represent separate asset groups and the divestitures qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operations and the consolidated balance sheets for all periods presented.

(2) Restructuring charges incurred during fiscal years 2013, 2010 and 2009 were primarily intended to rationalize the Company's global manufacturing capacity and infrastructure in response to weakened macro-economic conditions and decline in demand from our OEM customers.

(3) The Company recognized a charge to impair goodwill as a result of a significant decline in its share value driven by weakened macro-economic conditions that contributed to a decrease in market multiples and estimated discounted cash flows. Total goodwill impairment charges was $5.9 billion, of which $0.1 billion is included in loss from discontinued operations.

(4) The net other income in the fiscal year 2013 includes the fair value change in warrants to purchase common shares of a certain supplier and loss on sale of two investments.

The net other income in the fiscal year 2012, relates to the gain on sale of certain international entities.

During fiscal year 2011, the Company recognized a $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. Additionally, the Company recognized a gain of $18.6 million associated with a sale of an equity investment that was previously fully impaired.

The Company recognized charges of $199.4 million and $111.5 million in fiscal years 2010 and 2009, respectively, for the loss on disposition, other-than-temporary impairment and other related charges on its investments in, and notes receivable from, certain non-publicly traded companies. In fiscal year 2009, the Company recognized a net gain of $22.3 million upon the partial extinguishment of debt.

(5) During the fourth quarter of fiscal year 2012, the Company identified certain accounting errors in the statutory-to-U.S. GAAP adjustments at one of its foreign sites that originated in prior annual periods. Management conducted additional procedures and concluded that these errors were isolated to that location. These errors, which primarily understated cost of sales, totaled $10.4 million, $8.0 million and $6.5 million for the fiscal years ended March 31, 2011, 2010 and 2009 respectively, and were corrected by the Company as an out-of-period adjustment in the fourth quarter of fiscal year 2012. Management believes the impact of this item, to the fiscal year ended March 31, 2012 and to prior fiscal years presented was not material. As a result of recording these adjustments in the fourth quarter of fiscal year 2012, net income for the year ended March 31, 2012 was reduced by $24.9 million ($0.03 per share).

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 1A, "Risk Factors." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, our future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

We are a leading global supply chain solutions provider, offering advanced design, manufacturing and logistics and after-sales services to OEMs of a broad range of electronics products in the following markets: High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, and defense and aerospace businesses; High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets and printers; Industrial and Emerging Industries ("IEI"), which is comprised of large household appliances, equipment, and our emerging industries businesses; and Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

Our strategy is to provide customers with a full range of cost competitive, vertically-integrated global supply chain services through which the we can design, build, ship and service a complete packaged product for our OEM customers. This enables our OEM customers to leverage our services to meet their product requirements throughout the entire product life cycle.

Historically, our industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design and manufacturing requirements. We have seen an increase in the penetration of the global OEM manufacturing requirements since the 2001-2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. Due to the global economic crisis, which began in late calendar year 2007 and continued through the end of our fiscal year 2010, many of our OEM customers reduced their manufacturing and supply chain outsourcing which negatively impacted our business. During our fiscal year 2011, we began seeing some positive signs that demand for our OEM customers' end products was improving, and this trend continued through the end of our 2013 fiscal year. However, our revenues in fiscal 2013 declined primarily as a result of our exit from the high volume and low margin ("ODM") PC business, which we fully exited by the end of fiscal 2012, and from a reduction of concentration of business with a well known smart phone OEM.

We use a portfolio management approach to manage our extensive service offerings. As our OEM customers change in the way they go to market, we reorganize and rebalance our business portfolio in order to align with our customers' needs and requirements and to optimize our operating results. As part of our portfolio management strategy, we have decreased the percentage of our revenue from our lower margin HVS businesses by exiting our ODM PC business in fiscal 2012 and assembly disengagement with a well known smart phone OEM in fiscal 2013. Over the past few years, we have experienced increased revenue in our more complex and higher margin business groups (HRS, IEI, and INS) together with new business opportunities. Although our recent acquisition of certain manufacturing operations from Google's Motorola Mobility LLC is expected to increase the percentage of our revenues from the HVS market in fiscal year 2014 and beyond, we do not expect the percentage of revenues from our HVS business to approach the concentration experienced in fiscal year 2011 and prior. The objective of our operating model is to allow us to redeploy and reposition our assets and resources to meet specific customer needs across all of the markets we serve, and we have been able to successfully reposition HVS assets and capacity to serve our customers in other business groups as required which illustrates the overall flexibility of our model.

We are one of the world's largest manufacturing service providers, with revenues of $23.6 billion in fiscal year 2013. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the growing outsourcing needs of both multinational and regional OEMs. We design, build, ship, and service electronics products for our customers through a network of facilities in over 30 countries across four continents. As of March 31, 2013, our total manufacturing capacity was approximately 27.6 million square feet. In fiscal year 2013, our net sales in Asia, the Americas and

Europe represented approximately 50%, 31% and 19%, respectively, of our total net sales, based on the location of the manufacturing site. The following tables set forth net sales and net property and equipment, by country, based on the location of our manufacturing sites and the relative percentages:

Net sales:	Fiscal Year Ended March 31,					
	2013		2012		2011	
	(In thousands)					
China	$ 8,132,776	35%	$11,212,310	38%	$10,754,250	38%
Mexico	3,534,067	15%	4,005,653	14%	4,241,222	15%
U.S	2,539,460	11%	2,971,757	10%	2,903,419	10%
Malaysia	2,440,902	10%	2,868,990	10%	2,595,174	9%
Hungary	1,312,159	6%	2,123,768	7%	2,343,066	8%
Other	5,610,111	23%	6,160,551	21%	5,605,502	20%
	$23,569,475		$29,343,029		$28,442,633	

Property and equipment, net:	Fiscal Year Ended March 31,			
	2013		2012	
	(In thousands)			
China	$ 855,032	39%	$ 840,032	40%
Mexico	286,026	13%	309,325	15%
U.S	245,590	11%	132,944	6%
Malaysia	152,594	7%	170,990	8%
Hungary	113,173	5%	130,458	6%
Other	522,173	25%	492,693	25%
	$2,174,588		$2,076,442	

We believe that the combination of our extensive design and engineering services, significant scale and global presence, end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, manufacturing process, and after sales services, and enable them to achieve meaningful time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- changes in the macro-economic environment and related changes in consumer demand;
- the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers;
- the effects on our business due to our customers' products having short product life cycles;
- our customers' ability to cancel or delay orders or change production quantities;
- our customers' decision to choose internal manufacturing instead of outsourcing for their product requirements;
- our exposure to financially troubled customers; and
- integration of acquired businesses and facilities.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

Net revenues for fiscal year 2013 decreased 19.7% or $5.8 billion to $23.6 billion. This decline was primarily attributable to the disengagement of our assembly activities with a well known smart phone OEM and the exit of our ODM PC business, which resulted in decreases of approximately $2.2 billion and $1.6 billion, respectively. Our revenue deteriorated in all the major markets we serve except for HRS. By the end of fiscal year 2013, we continued to strive to maintain a competitive position driven in part by the success in our diversified business model. Our fiscal year 2013 gross profit totaled $1.2 billion, representing a decrease of $351.7 million, or 23.2%, compared to fiscal year 2012 primarily due to restructuring charges amounting to $215.8 million included in cost of sales in fiscal year 2013. Our income from continuing operations of $302.5 million was lower than the $520.8 million realized in fiscal year 2012 primarily due to restructuring charges incurred in fiscal 2013.

Cash provided by operations increased approximately $311.2 million to $1.1 billion for fiscal year 2013 compared with $804.3 million for fiscal year 2012 primarily due to changes in operating assets and liabilities, net of acquisitions which decreased $315.9 million in fiscal year 2013 primarily as a result of a decrease in accounts receivable and inventory, offset by a decrease in accounts payable and other current and noncurrent liabilities. Our average net working capital, defined as accounts receivable plus the deferred purchase price receivable from our asset-backed securitization programs plus inventory less accounts payable, as a percentage of annual sales was approximately 7.8%, 6.2% and 4.5% for the years ended March 31, 2013, 2012 and 2011, respectively. The increase in the percentage for the year ended March 31, 2013 is primarily attributable to lower revenue from our HVS business as a result of our exit of our ODM PC business, which historically carries significantly higher inventory turns and customers with contractually faster payment terms, offset by lower accounts receivable, deferred purchase price receivables and inventories in fiscal year 2013. Our free cash flow, which we define as cash from operating activities less net purchases of property and equipment, was $680.1 million for fiscal year 2013 compared to $416.3 million for fiscal year 2012, primarily due to higher cash flows from operations partially off-set by higher capital expenditures. Refer to the Liquidity and Capital Resources section for the free cash flows reconciliation to our most direct comparable GAAP financial measure of cash flows from operations. Cash used in financing activities amounted to $339.6 million during fiscal year 2013 and included repurchases of approximately 49.9 million ordinary shares at an aggregate purchase value of $322.0 million. As of March 31, 2013, $12.0 million was included in accrued expenses for approximately 1.8 million ordinary shares that were not settled in fiscal year 2013.

Throughout fiscal year 2013, we continued to further transform our business as we exited certain non-core businesses and executed certain restructuring activities to consolidate and rationalize our global manufacturing capacity and infrastructure. During fiscal year 2013, we finalized the sale of two of our non-core businesses and received proceeds from these sales amounting to $22.6 million, net of $1.0 million of cash sold. The results of operations and financial position of the divested businesses are reported as discontinued operations for all periods presented and include a $17.0 million charge in fiscal 2012 for the impairment of fixed assets and $10.0 million charge for impairment of customer-related intangible assets in fiscal 2013.

Additionally, in response to a challenging macroeconomic environment, we initiated certain restructuring activities in fiscal 2013 intended to improve our operational efficiencies by reducing excess workforce and capacity. The restructuring activities are intended to rationalize our global manufacturing capacity and infrastructure and will result in a further shift of manufacturing capacity to locations with higher efficiencies. During the year ended March 31, 2013, we recognized $227.4 million of pre-tax restructuring charges comprised of $123.0 million of cash charges predominantly related to employee severance costs and $104.4 million of non-cash charges primarily related to asset impairment and other exit charges. We expect to recognize an additional $40.0 million in pre-tax restructuring charges in our first quarter of fiscal 2014, comprised primarily of cash charges associated with employee termination costs to be classified as a component of cost of sales.

We believe that our business transformation has strategically positioned us very well to take advantage of the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services, which remain strong.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to note 2 of the notes to consolidated financial statements in Item 8, "Financial Statements and Supplementary Data."

Revenue Recognition

We recognize manufacturing revenue when we ship goods or the goods are received by our customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no substantive customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then we recognize the related revenues at the time when such requirements are completed and the obligations are fulfilled. We make provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to our consolidated financial statements for any of the periods presented.

We provide a comprehensive suite of services for our customers that range from contract design services to manufacturing and logistics to repair services. We recognize service revenue when the services have been performed, and the related costs are expensed as incurred. Our net sales for services were less than 10% of our total sales for all periods presented, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

We have an established customer credit policy through which we manage customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of those credit evaluations. We evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, and the age of past due receivables. To the extent we identify exposures as a result of credit or customer evaluations, we also review other customer related exposures, including but not limited to inventory and related contractual obligations. For example, subsequent to fiscal year 2012 and prior to issuance of our financial statements, the Company became aware that one of its customers in the concentrated solar photovoltaic market was experiencing significant financial and liquidity difficulties. Based on an evaluation of this customer's specific circumstances, the Company determined that its best estimate was that all accounts receivable and inventory related to this customer were unrecoverable and recorded a charge of $32.0 million as of March 31, 2012.

Restructuring Charges

We recognize restructuring charges related to our plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of these restructuring charges requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Refer to note 12 of the notes to consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Carrying Value of Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of these long-lived assets exceeds their fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value.

Goodwill is tested for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. We have one reporting unit: EMS. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We purchase our inventory based on forecasted demand, and we estimate write downs for excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional write downs for inventories due to our customers' inability to fulfill their contractual obligations with regard to inventory procured to fulfill customer demand.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities which will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to note 11 of the notes to consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." The data below, and discussion that follows, represents our results from operations.

During fiscal year 2013, the Company finalized the sale of two of its non-core businesses. Total proceeds received from these sales amounted to $22.6 million, net of $1.0 million of cash sold. The Company recognized a loss on sale of $12.1 million, which is included in interest and other expenses (income), net within the results from discontinued operations.

	Fiscal Year Ended March 31,		
	2013	2012	2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	94.2	94.8	94.4
Restructuring charges	0.9	—	—
Gross profit	4.9	5.2	5.6
Selling, general and administrative expenses	3.4	3.0	2.8
Intangible amortization	0.1	0.2	0.2
Restructuring charges	0.1	—	—
Other charges (income), net	(0.2)	—	0.1
Interest and other expense, net	0.2	0.1	0.3
Income from continuing operations before income taxes	1.3	1.9	2.2
Provision from income taxes	0.1	0.2	0.1
Income from continuing operations	1.2	1.7	2.1
Loss from discontinued operations, net of tax	(0.1)	(0.1)	(0.1)
Net income	1.1%	1.6%	2.0%

Net sales

Net sales during fiscal year 2013 totaled $23.6 billion, representing a decrease of $5.8 billion, or 19.7%, from $29.3 billion during fiscal year 2012. Sales during fiscal year 2013 decreased across all of the markets we serve except for HRS consisting of decreases of: (i) $5.3 billion or 46.2% in the HVS market, (ii) $0.7 billion or 6.5% in the INS market and (iii) $0.2 billion or 3.9% in the IEI market. The decline in sales was primarily due to a decrease in the HVS market as a result of reduction in revenues due to our disengagement from our assembly business with a well known smart phone OEM customers, which resulted in an approximately $2.2 billion reduction of sales and our exit from the ODM PC business during fiscal 2012, which resulted in an approximately $1.6 billion reduction of sales. The remainder of the decrease across the other markets was attributable to reduced demand during fiscal year 2013. The decrease in these markets was partially offset by increase in sales from our HRS market group amounting to $0.5 billion or 19.5%, primarily due to increased demand for our customer products in the automotive market and to a lesser extent from our acquisition of Saturn Electronics and Engineering, Inc. in December 2012. Net sales decreased across all of the geographical regions we serve, consisting of decreases of $3.7 billion in Asia, $1.2 billion in the Americas and $0.9 billion in Europe.

Net sales during fiscal year 2012 totaled $29.3 billion, representing an increase of $0.9 billion, or 3.2%, from $28.4 billion during fiscal year 2011. Sales during fiscal year 2012 increased across all of the markets we serve except for HVS, consisting of increases of: (i) $0.7 billion or 6.2% in the INS market, (ii) $0.5 billion or 24.2% in the HRS market, and (iii) $0.1 billion or 3.3% in the IEI market. The increase in sales for our INS market was driven by new program wins with existing customers with products in enterprise data networking and telecommunications infrastructure markets, offset by declining demand from certain customer programs in the server market due to the end of the product life cycles or which transitioned to another supplier. The increase in sales for our HRS market was driven primarily from new wins and programs with our larger customers in the automotive, medical equipment and drug delivery markets. The increase in sales for our IEI market was due to new customer wins and new programs with existing customers across this business group, primarily with customers serving the clean tech markets, offset by reduced demand from our customers serving the capital equipment markets. The increase in net sales for these markets was offset by a $0.4 billion or 3.0% decrease in sales in the HVS market due to a decrease in sales of mobile handsets to one of our significant customers, partially offset by an increase in sales through the first nine months of fiscal year 2012 to another significant customer in the ODM personal computing business which we exited in the third quarter of fiscal year 2012. Net sales increased across all of the geographical regions we serve, consisting of increases of $0.8 billion in Asia, $0.1 billion in the Americas and an insignificant increase in Europe.

The following table sets forth net sales by market and their relative percentages:

Market:	Fiscal Year Ended March 31, 2013		2012		2011	
	(In thousands)					
Integrated Network Solutions	$10,706,431	45%	$11,451,863	39%	$10,781,846	38%
High Velocity Solutions	6,222,024	26%	11,553,858	39%	11,908,971	42%
Industrial & Emerging Industries	3,823,278	16%	3,979,788	14%	3,852,990	14%
High Reliability Solutions	2,817,742	13%	2,357,520	8%	1,898,826	6%
	$23,569,475		$29,343,029		$28,442,633	

Our ten largest customers during fiscal years 2013, 2012 and 2011 accounted for approximately 47%, 55% and 52% of net sales, respectively. No customer accounted for greater than 10% of our net sales during fiscal year 2013. During fiscal year 2012 Hewlett-Packard (HP) and Research In Motion (RIM) each accounted for greater than 10% of net sales and during fiscal year 2011, RIM accounted for greater than 10% of net sales.

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. The flexible design of our manufacturing processes allows us to build a broad range of products in our facilities and better utilize our manufacturing capacity. In the cases of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin for these programs often improves over time as manufacturing volumes increase, as our utilization rates and overhead absorption improve, and as we increase the level of manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2013 decreased $351.7 million to $1.2 billion from $1.5 billion during fiscal year 2012. Gross margin decreased to 4.9% of net sales in fiscal year 2013 as compared with 5.2% of net sales in fiscal year 2012. Gross margins deteriorated 30 basis points in fiscal year 2013 compared to that of fiscal year 2012 primarily due to restructuring charges amounting to $215.8 million, or 90 basis points, included in cost of sales. The impact of the restructuring charges was partially offset by lower sales from our HVS market which generally carry lower margins than the overall margins on our other complex business groups, and the $23.9 million accounting correction recognized in fiscal 2012 as discussed below.

Gross profit during fiscal year 2012 decreased $65.4 million to $1.5 billion from $1.6 billion during fiscal year 2011. Gross margin decreased to 5.2% of net sales in fiscal year 2012 as compared with 5.6% of net sales in fiscal year 2011. The decreases in gross profit and gross margin were primarily attributable to a higher mix of low-margin products principally associated with the increase in sales of products in the ODM personal computing business during the first nine months of fiscal year 2012, which are included in the HVS market which we exited in the third quarter of fiscal year 2012. These businesses sustained gross losses of approximately $38.2 million in fiscal year 2012. Fiscal year 2012 cost of sales also includes the impact of adjustments made to correct certain accounting errors identified and recorded as out of period adjustments during the fourth quarter of fiscal year. These out-of period adjustments amounted to approximately $23.9 million and resulted in increased cost of sales in the fourth quarter of fiscal year 2012. In addition, gross margins were negatively impacted by unfavorable manufacturing costs associated with the exit of our ODM related businesses and costs incurred for right-sizing activities at various locations.

Restructuring charges

In response to a challenging macroeconomic environment, we initiated certain restructuring activities to improve our operational efficiencies by reducing excess workforce and capacity. The restructuring activities are intended to rationalize our global manufacturing capacity and infrastructure and further shift manufacturing capacity to locations with higher efficiencies. During fiscal year 2013, we recognized $227.4 million of pre-tax restructuring charges comprised of $123.0 million of cash charges predominantly related to employee severance costs and $104.4 million of non-cash charges primarily related asset impairment and other exit charges. The restructuring charges by geographic region amounted to $108.4 million in Asia, $91.8 million in Europe and $27.2 million in the Americas. We classified $215.8 million of these charges as a component of cost of sales and $11.6 million of these charges as a component of selling, general and administrative expenses during fiscal year 2013. As of March 31, 2013, accrued costs related to restructuring charges incurred were $97.9 million, of which $87.8 million was classified as a current obligation. We do not anticipate a significant change to our previously announced restructuring plan and expect to recognize an additional $40.0 million in pre-tax restructuring charges in our first quarter of fiscal 2014, comprised primarily of cash charges associated with employee termination costs to be classified as a component of cost of sales. We expect these restructuring activities will allow for potential savings through reduced employee expenses and lower operating costs and to yield annualized cost reductions of approximately $150.0 million.

Refer to note 12 of the notes to consolidated financial statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") totaled $805.2 million or 3.4% of net sales, during fiscal year 2013, compared to $877.6 million, or 3.0% of net sales, during fiscal year 2012. The decrease in SG&A in dollars was primarily attributable to the elimination of costs relating to our ODM PC business which we fully exited during fiscal year 2012 and a $28 million provision for doubtful accounts recorded in fiscal 2012 related to a customer concentrated in the solar photovoltaic market that incurred significant financial and liquidity difficulties, The increase of SG&A expenses as a percentage of net sales is primarily attributable to lower revenues.

Selling, general and administrative expenses, or SG&A, totaled $877.6 million or 3.0% of net sales, during fiscal year 2012, compared to $801.8 million, or 2.8% of net sales, during fiscal year 2011. The increases in SG&A in dollars and as a percentage of net sales were primarily attributable to the $28.0 million provision for doubtful accounts we recognized in connection with the financially distressed customer discussed above and certain other costs associated with the exit of our ODM related businesses during the third quarter of fiscal year 2012.

Intangible amortization

Amortization of intangible assets in fiscal year 2013 decreased by $20.1 million to $29.5 million from $49.6 million in fiscal year 2012 and decreased by $16.6 million in fiscal 2012 from $66.2 million in fiscal 2011. The decrease for both periods was primarily due to the use of the accelerated method of amortization for certain customer-related intangibles, which results in decreasing expense over time.

Other charges (income), net

During fiscal year 2013, we recognized other income of $65.2 million primarily due to a gain from the fair value adjustment of $74.4 million of our warrants to purchase common shares of a supplier. These fully-vested warrants, which are derivative instruments, are to be fair valued at each reporting date with gains or losses from changes in fair value recognized in the statements of operations. The gain is offset by various losses from sale, or direct impairments of certain non-core equity investments and notes receivable, and losses from sales of international entities that are individually immaterial.

During fiscal year 2012, we recognized a net gain of $20.0 million, in connection with the sale of certain international entities.

During fiscal year 2011, we recognized charges totaling $6.3 million, consisting of a $13.2 million loss associated with the early redemption of our 6.25% Senior Subordinated Notes, and an $11.7 million loss in connection with the divestiture of certain international entities, offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired.

Interest and other expense, net

Interest and other expense, net was $56.3 million during fiscal year 2013, compared to $36.0 million during fiscal year 2012, an increase of $20.3 million that was primarily due to a decrease in gains on foreign exchange transactions. The decrease in gains on foreign exchange transactions is attributable to our cross-border foreign currency transactions and the revaluation of RMB denominated net asset positions of our U.S. dollar functional currency sites based in China. There can be no assurance that further gains from various arbitrage opportunities related to foreign exchange settlements in China will be available in the future.

Interest and other expense, net was $36.0 million during fiscal year 2012, compared to $74.9 million during fiscal year 2011, a decrease of $38.9 million. The decrease in net expense was primarily due to a $39.2 million reduction in net interest expense principally from the expiration of interest rate swaps in January 2011, which had fixed rates greater than the floating rates underlying our borrowing arrangements and to a lesser extent to the refinancing of $542.1 million of certain subordinated notes during fiscal year 2011 with our lower rate revolving credit facility and Asia term loans. Gains on foreign exchange transactions increased $6.6 million during fiscal year 2012 as we continue to benefit from certain arbitrage opportunities related to foreign currency transactions and the revaluation of RMB denominated net asset positions for our U.S. functional currency sites based in China.

We expect interest expense to increase during fiscal year 2014 as a result of our $1.0 billion of fixed rate debt issued in February 2013, which comprises $500 million of 4.625% notes and $500 million of 5.000% notes. Although these interest rates are fixed, such interest rates are higher than the interest rate of the variable rate debt that was repaid in February 2013, which bore a base rate plus a margin of 1.25% or LIBOR plus a margin of 2.25%.

Income taxes

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rates were 8.0%, 9.4% and 3.5% for the fiscal years 2013, 2012 and 2011. The effective rate varies from the Singapore statutory rate of 17.0% as a result of recognition of earnings in different jurisdictions, operating loss carry forwards, income tax credits, previously established valuation allowances for deferred tax assets, liabilities for uncertain tax positions, as well as because of the effect of certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, and Singapore. We generate most of our revenues and profits from operations outside of Singapore. The effective tax rate for fiscal year 2013 varies from the effective rates for fiscal years 2012 and 2011 primarily as a result of changes in valuation allowances and liabilities for uncertain tax positions.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

See note 11, "Income Taxes," of the notes to consolidated financial statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

Discontinued Operations

Consistent with our strategy to evaluate the strategic and financial contributions of each of our operations and to focus on the primary growth objectives in our core manufacturing business activities, in fiscal year 2013, we finalized the sale of two of our non-core businesses. These non-core businesses represent separate asset groups and the divestitures qualify as discontinued operations, and accordingly, we have reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operations and the consolidated balance sheets for all periods presented.

The results from discontinued operations were as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net sales	$ 40,593	$127,258	$237,292
Cost of sales	42,793	145,403	235,710
Gross profit (loss)	(2,200)	(18,145)	1,582
Selling, general and administrative expenses	1,930	8,932	14,577
Intangibles amortization and impairment	11,000	6,325	4,725
Interest and other expense (income), net	11,280	(7)	992
Loss before income taxes	(26,410)	(33,395)	(18,712)
Benefit from income taxes	(959)	(1,390)	(2,670)
Net loss of discontinued operations	$(25,451)	$ (32,005)	$ (16,042)

Net sales in fiscal year 2013 and fiscal year 2012 decreased $86.7 million and $110.0 million, respectively, as we decelerated operations while evaluating strategic alternatives for the businesses and due to the end of certain product life cycles. The increase in net loss during fiscal year 2012 is primarily attributable to a $17.0 million charge for impairment of fixed assets that were sold in the transaction. The impairment charge is included in cost of sales in the results of discontinued operations. We recognized a loss of $12.1 million as a result of the disposition of these non-core businesses in fiscal 2013 which is included in interest and other expense (income), net in the results from discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2013, we had cash and cash equivalents of $1.6 billion and bank and other borrowings of $2.1 billion. We have a $1.5 billion revolving credit facility, under which we had no borrowings outstanding as of March 31, 2013 and $140 million outstanding as of March 31, 2012.

Our cash balances are held in numerous locations throughout the world. As of March 31, 2013, approximately half of our cash and cash equivalents were held by foreign subsidiaries outside of Singapore. Although substantially all of the amounts held outside of Singapore could be repatriated, under current laws, a significant amount could be subject to income tax withholdings. We provide for tax liabilities on these amounts for financial statement purposes, except for certain of our foreign earnings that are considered indefinitely reinvested outside of Singapore (approximately $457.7 million as of March 31, 2013). Repatriation could result in an additional income tax payment, however, our intent is to permanently reinvest these funds outside of Singapore and our current plans do not demonstrate a need to repatriate them to fund our operations in jurisdictions outside of where they are held. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of Singapore and we would meet our liquidity needs through ongoing cash flows, external borrowings, or both.

Fiscal Year 2013

Cash provided by operating activities was $1.1 billion during fiscal year 2013, which resulted primarily from $277.1 million of net income for the period and $522.5 million of non-cash earnings adjustment items such as depreciation, amortization, impairment charges and stock-based compensation expense. We generated $315.9 million in cash as a result of decreases in operating assets and liabilities, net of acquisitions. Our changes in operating assets and liabilities, net of acquisitions is primarily due to a decrease of $519.1 million in accounts receivable and decrease of $596.1 million in inventory, which was partially offset by a decrease in accounts payable of $671.4 million and a decrease in other current and noncurrent liabilities of $189.5 million. The decreases in accounts receivable and inventory are primarily as a result of the decrease in sales in our HVS business, which generally carry higher volumes than our other complex business groups. The decrease in accounts payable is principally related to the decrease in inventory and timing of supplier payments.

Cash used in investing activities during fiscal year 2013 was $697.2 million. This resulted primarily from $435.3 million in capital expenditures for equipment, net of proceeds on sales, and $184.1 million paid for the acquisition of four businesses during the fiscal year. We also spent approximately $115.3 million included in other investing cash flows, offset by the receipt of cash included in other financing activities further discussed below to purchase assets financed by a third party banking institution on behalf of a customer.

Cash used in financing activities amounted to $339.6 million during fiscal year 2013, which was primarily attributable to the repurchase of approximately 49.9 million shares for an aggregate purchase value of approximately $322.0 million and repayment of the outstanding balance under our revolving line of credit of $140.0 million. These cash outflows were offset by the receipt of $101.9 million included in other financing activities to purchase assets financed by a third party banking institution on behalf of a customer.

Fiscal Year 2012

Cash provided by operating activities was $804.3 million during fiscal year 2012, which resulted primarily from $488.8 million of net income for the period and $566.1 million of non-cash earnings adjustment items such as depreciation, amortization, impairment charges and stock-based compensation expense. We used $250.6 million in cash as a result of an increase in operating assets and liabilities, net of acquisitions. Our working capital accounts increased primarily due to a decrease of $750.2 million in accounts payable and an increase of $30.2 million in accounts receivable, which was partially offset by a decrease in inventory of $301.1 million principally due to the deceleration of sales in our HVS market, and an increase in deferred revenue and customer working capital advances of $249.8 million. The decrease in accounts payable is principally related to the decrease in inventory and timing of supplier payments.

Cash used in investing activities during fiscal year 2012 was $481.4 million. This resulted primarily from $388.0 million in capital expenditures for equipment, net of proceeds on sales, and $92.3 million paid for three acquisitions completed during the year.

Cash used in financing activities amounted to $522.2 million during fiscal year 2012, which was primarily attributable to the repurchase of approximately 81.7 million shares for an aggregate purchase value of approximately $509.8 million. During fiscal year 2012 we also repaid $20.0 million of debt outstanding on our $2.0 billion revolving credit facility.

Fiscal Year 2011

Cash provided by operating activities was $857.3 million during fiscal year 2011, which resulted primarily from $596.2 million of net income for the period and $482.6 million of non-cash earnings adjustment items such as depreciation, amortization, impairment charges, and stock-based compensation expense. We used $221.5 million in cash as a result of an increase in operating assets and liabilities, net of acquisitions. Our working capital accounts increased primarily due to an increase of $664.7 million in inventories as a result of our increased production and anticipated growth, and an increase of $337.1 million in other current and non-current assets primarily attributable to $324.6 million in our deferred purchase price receivable associated with our receivables sales, which were partially offset by increases in accounts payable of $609.9 million and other current liabilities of $144.0 million, primarily driven by the timing of purchases and cash payments.

Cash used in investing activities during fiscal year 2011 was $413.2 million. This resulted primarily from $393.9 million in capital expenditures for equipment, net of proceeds on sales, and $17.0 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments related to two completed acquisitions. Cash used was partially offset by proceeds related to the sale of an equity investment for $18.6 million.

Cash used in financing activities amounted to $641.7 million during fiscal year 2011. During the 2011 fiscal year, we repurchased approximately 65.4 million shares at an aggregate purchase value of $400.4 million, including accrued expenses. In August 2010, we paid $240.0 million to redeem the entire principal amount of the 1% Convertible Subordinated Notes at par plus accrued interest. In December 2010, we paid approximately $308.5 million to redeem the aggregate principal balance and redemption premium of our 6.25% Senior Subordinated Notes ("6.25% Notes") plus accrued interest. In addition, we made repayments of approximately $217.1 million related to our Global Asset-Backed Securitization program effective with the adoption of new accounting standards on April 1, 2010.

The cash used in financing activities was partially offset by $379.0 million of additional borrowings under new Asia term loan agreements and $160.0 million of borrowings under our revolving line of credit. During September 2010, we entered into two new three-year term loan agreements with certain financial institutions based in Asia and borrowed $180.0 million in the aggregate. During February 2011, we entered into a new three-year term loan agreement with a financial institution based in Asia and borrowed $200.0 million in the aggregate.

Key Liquidity Metrics

Free Cash flow

We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions, repurchase company shares and for certain other activities. Our free cash flow, which is calculated as cash provided by operations less net purchases of property and equipment, was $680.1 million, $416.3 million and $463.5 million for fiscal years 2013, 2012 and 2011, respectively. Free cash flow is not a measure of liquidity under generally accepted accounting principles in the United States, and may not be defined and calculated by other companies in the same manner. Free cash flow should not be considered in isolation or as an alternative to net cash provided by operating activities. Free cash flows reconcile to the most directly comparable GAAP financial measure of cash flows from operations as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net cash provided by operating activities	$1,115,430	$ 804,268	$ 857,344
Purchases of property and equipment	(488,993)	(437,191)	(470,702)
Proceeds from the disposition of property and equipment	53,665	49,187	76,833
Free cash flow	$ 680,102	$ 416,264	$ 463,475

Cash Conversion Cycle

	Fiscal Year Ended March 31,		
	2013	2012	2011
Days in trade accounts receivable	46 days	45 days	42 days
Days in inventory	52 days	52 days	50 days
Days in accounts payable	72 days	70 days	72 days
Cash conversion cycle	26 days	27 days	20 days

Days in trade accounts receivable was calculated as the average accounts receivable for the current and prior quarter, excluding the reduction in accounts receivable resulting from non-cash accounts receivable sales, divided by annualized sales for the current quarter by day. During the fiscal year ended March 31, 2013, days in trade accounts receivable increased by 1 day to 46 days compared to the fiscal year ended March 31, 2012 primarily as a result of the decline in sales in the HVS market that contained shorter payment terms. Non-cash accounts receivable sales or deferred purchase price receivables included for the purposes of the calculation were $412.4 million, $514.9 million and $460.0 million for the years ended March 31, 2013, 2012 and 2011, respectively. Deferred purchase price receivables were recorded in other current assets in the consolidated balance sheets.

Days in inventory was calculated as the average inventory for the current and prior quarter divided by annualized cost of sales for the current quarter by day. During the fiscal year ended March 31, 2013, days in inventory remained consistent at 52 days as compared to the fiscal year ended March 31, 2012. Our inventory turns were over the past two years negatively impacted by the decline in sales in the HVS market which carry significantly higher inventory turns than our corporate average inventory turns.

Days in accounts payable was calculated as the average accounts payable for the current and prior quarter divided by annualized cost of sales for the current quarter by day. During the fiscal year ended March 31, 2013, days in accounts payable improved 2 days to 72 days compared to the fiscal year ended March 31, 2012 primarily due to timing of supplier payments.

Our cash conversion cycle was calculated as days in trade receivables plus days in inventory, minus days in accounts payable and is a measure of how efficient we are at managing our working capital. For the fiscal year ended March 31, 2013, our cash conversion cycle improved 1 day to 26 days as compared with the fiscal year ended March 31, 2012 due to the factors affecting each of the components in the calculation discussed above.

Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We also sell designated pools of trade receivables under asset-backed securitization ("ABS") programs and sell certain trade receivables, which are in addition to the trade receivables sold in connection with these securitization agreements. During fiscal years 2013, 2012 and 2011 we received approximately $3.5 billion, $4.7 billion and $2.4 billion, respectively from sales of receivables under our ABS programs, and $1.1 billion, $2.0 billion and $2.5 billion, respectively from other sales of receivables. As of March 31, 2013 and 2012, the outstanding balance on receivables sold for cash was $720.5 million and $667.3 million, respectively, under all our accounts receivable sales programs, which are not included in our consolidated balance sheets.

On February 20, 2013, the Company issued $500.0 million of 4.625% Notes due February 15, 2020 and $500.0 million of 5.000% Notes due February 15, 2023 (collectively the "Notes") in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. The Company received net proceeds of approximately $990.6 million from the issuance and used those proceeds together with $9.4 million of cash on hand, to repay $1.0 billion of outstanding borrowings under its 2007 term loan facility. This refinancing extended the maturity and effectively converted $1.0 billion of the Company's floating rate debt to a fixed rate.

We anticipate that we will enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms. We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

On September 13, 2012, our Board of Directors authorized the repurchase of up to 10% of our outstanding ordinary shares which was approved by our shareholders at the 2012 Extraordinary General Meeting held on August 30, 2012. Share repurchases by us under the share repurchase plans are subject to an aggregate limit of 10% of our ordinary shares outstanding as of the date of the 2012 Extraordinary General Meeting. During fiscal year 2013, we repurchased approximately 31.3 million shares for an aggregate purchase value of approximately $200.0 million under this plan, including accrued expenses, and retired all of these shares. During the first fiscal quarter of 2013, we repurchased the entire remaining amount under the plan that was approved by our Board of Directors on December 7, 2011, or approximately 20.4 million shares for an aggregate purchase value of approximately $134.0 million, and retired all of these shares.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As discussed above, during fiscal 2013, the Company issued an aggregate amount of $1.0 billion in Notes which are senior unsecured obligations of the Company, rank equally with all of the Company's other existing and future senior and unsecured debt obligations, and are guaranteed, jointly and severally, fully and unconditionally on an unsecured basis, by each of the Company's 100% owned subsidiaries that guarantees indebtedness under, or is a borrower under, the Company's Term Loan Agreement and Revolving Line of Credit. These notes carry registration rights and we have an obligation to register these securities by November 17, 2013. As of March 31, 2013, we were in compliance with the covenants under these credit facilities. Interest on the Notes is payable semi-annually, commencing on August 15, 2013.

The Company also has a five-year $2.0 billion credit facility consisting of a $1.5 billion revolving credit facility and a $500 million term loan, which expires in October 2016. As of March 31, 2013, there were no borrowings outstanding under the revolving credit facility. The credit facility requires that we maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio, as defined. As of March 31, 2013, we were in compliance with the covenants under the credit facility.

We have approximately $687.8 million of borrowings outstanding under two term loan facilities as of March 31, 2013, including the Term Loan discussed above. Of these amounts, approximately $170.3 million matures in October 2014, and the remainder matures in October 2016. We do not need to make any payments on the term loan facility that matures in October 2014 and any payments thereafter through maturity are not significant. The term loan which matures in October 2016 is repayable in quarterly installments of $6.9 million through September 2013 and $10.3 million per quarter thereafter, with the remaining amount due at maturity. Both of these term loan facilities require that we maintain a maximum ratio of total indebtedness to EBITDA, and as of March 31, 2013, we were in compliance with the covenant.

We also have approximately $375 million of borrowings outstanding under our Asia term loans as of March 31, 2013 which mature in September 2013 and February 2014. Quarterly repayments for these loans are not significant. These loans also require the Company maintain a maximum ratio of total indebtedness to EBITDA during the terms of the agreements. As of March 31, 2013, the Company was in compliance with the covenant.

We and certain of our subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $274.2 million in the aggregate under which there were no borrowings outstanding as of March 31, 2013.

Refer to the discussion in note 6, "Bank Borrowings and Long-Term Debt" of the notes to consolidated financial statements for further details of the Company's debt obligations.

We have purchase obligations that arise in the normal course of business, primarily consisting of binding purchase orders for inventory related items and capital expenditures. Additionally, we have leased certain of our property and equipment under capital lease commitments, and certain of our facilities and equipment under operating lease commitments.

Future payments due under our purchase obligations, debt including capital leases and related interest obligations and operating lease contracts are as follows:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In thousands)		
Contractual Obligations:					
Purchase obligations	$2,219,657	$2,219,657	$ —	$ —	$ —
Long-term debt and capital lease obligations					
Long-term debt	2,067,627	416,654	252,386	393,750	1,004,837
Capital lease	9,092	3,215	4,412	1,465	—
Interest on long-term debt obligations	502,079	72,992	143,999	118,969	166,119
Operating leases, net of subleases	556,957	140,599	189,311	113,154	113,893
Restructuring costs	97,900	87,836	10,064	—	—
Total contractual obligations	$5,453,312	$2,940,953	$600,172	$627,338	$1,284,849

Interest on the credit facility that matures in October 2016, under which, as of March 31, 2013, we had $517.5 million outstanding under our term loan and no borrowings outstanding under the revolving credit facility, is based at our option on, either at (i) LIBOR plus the applicable margin for LIBOR loans ranging between 1.25% and 2.25%, based on the Company's credit ratings or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50% and LIBOR for a one-month interest period plus 1.00%) plus an applicable margin ranging between 0.25% and 1.25%, based on the Company's credit rating. Interest on the $375 million outstanding under our Asia term loans accrues at LIBOR plus 2.15% to 2.30%. Interest on the $170.3 million outstanding under our term loan facility that matures in October 2014 is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. Finally, our variable rate debt also includes demand notes and certain variable lines of credit. These credit lines are located throughout the world and variable interest is generally based on a spread over that country's inter-bank offering rate. Interest expense in the table above is estimated based on LIBOR for the applicable tenor as of March 31, 2013.

We have excluded $230.0 million of liabilities for unrecognized tax benefits from the contractual obligations table as we cannot make a reasonably reliable estimate of the periodic settlements with the respective taxing authorities. See note 11, "Income Taxes" of the notes to consolidated financial statements for further details.

Our purchase obligations can fluctuate significantly from period-to-period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

We sell designated pools of trade receivables to unaffiliated financial institutions under our ABS programs, and in addition to cash, we receive a deferred purchase price receivable for each pool of the receivables sold. Each of these deferred purchase price receivables serves as additional credit support to the financial institutions and is recorded at its estimated fair value. As of March 31, 2013 and 2012, the fair value of our deferred purchase price receivable was approximately $412.4 million and $514.9 million, respectively. As of March 31, 2013 and 2012, the outstanding balance on receivables sold for cash was $720.5 million and $667.3 million, respectively, under all our accounts receivable sales programs, which are not included in our consolidated balance sheets. For further information see note 8 of our notes to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 of the notes to the consolidated financial statements for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We have warrants to purchase common shares of a certain supplier, which create exposures for us related to market price volatility. We value these warrants using the Black-Scholes option-valuation model. For the three-months ended March 31, 2013, we used the following assumptions to value these warrants:

	As of March 31, 2013
Remaining life	5 years
Volatility	58%
Dividend yield	0%
Risk-free rate	0.80%

These warrants were exercised and the underlying shares were sold subsequent to year end for total proceeds of $67.3 million resulting in a $7.1 million realized loss from the recorded value of $74.4 million as of March 31, 2013, that will be recognized during the Company's fiscal quarter ending June 28, 2013.

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of highly liquid investments with maturities of three months or less from original dates of purchase. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions and limit the amount of credit exposure to 20% of the issuer's or fund's total assets measured at the time of purchase or $10.0 million, whichever is greater. We protect our invested principal by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and by constantly positioning the portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. Maturities of short-term investments are timed, whenever possible, to correspond with debt payments and capital investments. As of March 31, 2013, the outstanding amount in the investment portfolio was $0.5 billion, comprised mainly of money market funds with an average return of 3.1%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had variable rate debt outstanding of approximately $1.1 billion as of March 31, 2013. Variable rate debt obligations consisted of borrowings under our term loan. Interest on these obligations is discussed above.

Our variable rate debt instruments create exposures for us related to interest rate risk. Primarily due to the current low interest rates a hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year primarily due to the current low interest rates.

As of March 31, 2013, the approximate fair value of our debt outstanding under our term loan facility that matures in October 2014 was 100.1% of the face value of the debt obligation, and the fair value of debt outstanding under our term loan that matures in October 2016 was 100.3% of the face value of the debt obligation, based on broker trading prices. Our Asia term loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the term loan facilities described above, we estimate the respective fair values would be approximately the same as the carrying values of the respective term loan facilities.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we borrow in various foreign currencies and enter into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable and accounts payable, and cash flows denominated in non-functional currencies.

We endeavor to maintain a partial or fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The credit risk of our foreign currency forward and swap contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution were not material. The gains and losses on forward and swap contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency forward and swap contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2013 amounted to $4.8 billion and the recorded fair values of the associated asset and/or liability were not material. The majority of these foreign exchange contracts expire in less than three months and all expire within one year. They will settle primarily in Brazilian real, British pound, Canadian dollar, China renminbi, Danish kroner, Euro, Hungarian forint, Israeli shekel, Japanese yen, Malaysian ringgit, Mexican peso, Singapore dollar, and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2013, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flextronics International Ltd. and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 28, 2013

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2013	2012
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,587,087	$ 1,518,329
Accounts receivable, net of allowance for doubtful accounts of $10,877 and $38,905 as of March 31, 2013 and 2012, respectively	2,111,996	2,593,829
Inventories	2,722,500	3,300,791
Current assets of discontinued operations	—	21,642
Other current assets	1,349,818	1,099,959
Total current assets	7,771,401	8,534,550
Property and equipment, net	2,174,588	2,076,442
Goodwill and other intangible assets, net	343,552	159,924
Long-term assets of discontinued operations	—	41,417
Other assets	302,014	221,471
Total assets	$10,591,555	$11,033,804
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings and current portion of long-term debt	$ 416,654	$ 39,340
Accounts payable	3,705,297	4,294,873
Accrued payroll	351,683	345,337
Current liabilities of discontinued operations	—	24,854
Other current liabilities	1,699,151	1,583,781
Total current liabilities	6,172,785	6,288,185
Long-term debt, net of current portion	1,650,973	2,149,333
Other liabilities	521,039	312,307
Commitments and contingencies (Note 10)		
Shareholders' equity		
Ordinary shares, no par value; 689,159,139 and 733,979,527 issued, and 638,919,784 and 683,740,173 outstanding as of March 31, 2013 and 2012, respectively	8,015,142	8,292,370
Treasury stock, at cost; 50,239,355 shares as of March 31, 2013 and 2012	(388,215)	(388,215)
Accumulated deficit	(5,302,688)	(5,579,739)
Accumulated other comprehensive loss	(77,481)	(40,437)
Total shareholders' equity	2,246,758	2,283,979
Total liabilities and shareholders' equity	$10,591,555	$11,033,804

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands, except per share amounts)		
Net sales	$23,569,475	$29,343,029	$28,442,633
Cost of sales	22,187,393	27,825,079	26,859,288
Restructuring charges	215,834	—	—
Gross profit	1,166,248	1,517,950	1,583,345
Selling, general and administrative expenses	805,235	877,564	801,772
Intangible amortization	29,529	49,572	66,188
Restructuring charges	11,600	—	—
Other charges (income), net	(65,190)	(19,935)	6,127
Interest and other expense, net	56,259	36,019	74,948
Income from continuing operations before income taxes	328,815	574,730	634,310
Provision for income taxes	26,313	53,960	22,049
Income from continuing operations	302,502	520,770	612,261
Loss from discontinued operations, net of tax	(25,451)	(32,005)	(16,042)
Net income	$ 277,051	$ 488,765	$ 596,219
Earnings per share:			
Income from continuing operations:			
Basic	$ 0.46	$ 0.73	$ 0.79
Diluted	$ 0.45	$ 0.72	$ 0.77
Loss from discontinued operations:			
Basic	$ (0.04)	$ (0.04)	$ (0.02)
Diluted	$ (0.04)	$ (0.04)	$ (0.02)
Net income:			
Basic	$ 0.42	$ 0.68	$ 0.77
Diluted	$ 0.41	$ 0.67	$ 0.75
Weighted-average shares used in computing per share amounts:			
Basic	662,874	716,247	777,315
Diluted	675,033	727,807	790,192

Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net income	$277,051	$488,765	$596,219
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of zero tax	(16,289)	(53,616)	12,883
Unrealized gain (loss) on derivative instruments and other, net of zero tax	(20,755)	(7,575)	23,276
Comprehensive income	$240,007	$427,574	$632,378

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)			Total Shareholders' Equity
	Shares Outstanding	Amount		Unrealized Gain (Loss) on Derivative Instruments and Other	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)	
				(In thousands)			
BALANCE AT MARCH 31, 2010	813,429	$8,664,695	$(6,664,723)	$(13,803)	$ (1,602)	$(15,405)	$1,984,567
Repurchase of ordinary shares at cost	(65,411)	(400,400)	—	—	—	—	(400,400)
Exercise of stock options	6,217	23,299	—	—	—	—	23,299
Issuance of vested shares under share bonus awards	2,759	—	—	—	—	—	—
Net income	—	—	596,219	—	—	—	596,219
Stock-based compensation, net of tax	—	54,852	—	—	—	—	54,852
Total other comprehensive income	—	—	—	23,276	12,883	36,159	36,159
BALANCE AT MARCH 31, 2011	756,994	8,342,446	(6,068,504)	9,473	11,281	20,754	2,294,696
Repurchase of ordinary shares at cost	(81,688)	(509,800)	—	—	—	—	(509,800)
Exercise of stock options	5,879	23,055	—	—	—	—	23,055
Issuance of vested shares under share bonus awards	2,555	—	—	—	—	—	—
Net income	—	—	488,765	—	—	—	488,765
Stock-based compensation, net of tax	—	48,454	—	—	—	—	48,454
Total other comprehensive loss	—	—	—	(7,575)	(53,616)	(61,191)	(61,191)
BALANCE AT MARCH 31, 2012	683,740	7,904,155	(5,579,739)	1,898	(42,335)	(40,437)	2,283,979
Repurchase of ordinary shares at cost	(51,725)	(334,014)	—	—	—	—	(334,014)
Exercise of stock options	5,398	22,257	—	—	—	—	22,257
Issuance of vested shares under share bonus awards	1,507	—	—	—	—	—	—
Net income	—	—	277,051	—	—	—	277,051
Stock-based compensation, net of tax	—	34,529	—	—	—	—	34,529
Total other comprehensive loss	—	—	—	(20,755)	(16,289)	(37,044)	(37,044)
BALANCE AT MARCH 31, 2013	638,920	$7,626,927	$(5,302,688)	$(18,857)	$(58,624)	$(77,481)	$2,246,758

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 277,051	$ 488,765	$ 596,219
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	566,357	521,923	471,668
Provision for doubtful accounts	6,643	30,330	4,043
Non-cash other expense (income)	(52,408)	(33,563)	2,831
Stock-based compensation	34,529	48,454	55,237
Deferred income taxes and other non-cash income taxes	(32,647)	(1,022)	(51,198)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	519,140	(30,249)	26,519
Inventories	596,131	301,053	(664,738)
Other current and noncurrent assets	61,567	29,683	(337,057)
Accounts payable	(671,424)	(750,169)	609,868
Other current and noncurrent liabilities	(189,509)	199,063	143,952
Net cash provided by operating activities	1,115,430	804,268	857,344
Cash flows from investing activities:			
Purchases of property and equipment	(488,993)	(437,191)	(470,702)
Proceeds from the disposition of property and equipment	53,665	49,187	76,833
Acquisition of businesses, net of cash acquired	(184,097)	(92,257)	(16,966)
Proceeds from divestitures of operations, net	22,585	1,398	625
Other investing activities, net	(100,359)	(2,501)	(3,031)
Net cash used in investing activities	(697,199)	(481,364)	(413,241)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	1,250,213	2,833,704	3,471,494
Repayments of bank borrowings and long-term debt	(391,859)	(2,389,121)	(3,420,594)
Payments for early repurchase of long-term debt	(1,000,000)	(480,000)	(315,495)
Payments for repurchases of ordinary shares	(322,040)	(509,800)	(400,400)
Proceeds from exercise of stock options	22,257	23,055	23,299
Other financing activities, net	101,851	—	—
Net cash used in financing activities	(339,578)	(522,162)	(641,696)
Effect of exchange rates on cash	(9,895)	(30,884)	18,508
Net change in cash and cash equivalents	68,758	(230,142)	(179,085)
Cash and cash equivalents, beginning of year	1,518,329	1,748,471	1,927,556
Cash and cash equivalents, end of year	$ 1,587,087	$ 1,518,329	$ 1,748,471

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years through a combination of organic growth and acquisitions. The Company is a leading global provider of advanced design, manufacturing and services to original equipment manufacturers ("OEMs") of a broad range of electronic products in the following markets: High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, and defense and aerospace businesses; High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets, and printers; Industrial and Emerging Industries ("IEI"), which is comprised of large household appliances, equipment, and our emerging industries businesses; and Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses. The Company's strategy is to provide customers with a full range of cost competitive, global supply chain services through which the Company can design, build, ship and service a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid and flexible printed circuit board fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, warranty services, re-manufacturing and maintenance), supply chain management software solutions and component product offerings. Additionally, the Company provides a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of its customers.

Annual Report

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on June 29, 2012, July 1, 2011 and July 2, 2010, respectively, and the second fiscal quarter ended on September 28, 2012, September 30, 2011 and October 1, 2010, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners. As of March 31, 2013 and 2012, the noncontrolling interest was not material. The associated noncontrolling owners' interest in the income or losses of these companies has not been material to the Company's results of operations for any of the periods presented, and has been classified within interest and other expense, net, in the consolidated statements of operations.

In fiscal year 2013, the Company finalized the sale of certain assets of a non-core business, including intellectual property. In addition, the Company completed the sale of another non-core business during fiscal year 2013. In accordance with the accounting guidance, these non-core businesses represent separate asset groups and the divestitures qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operation and consolidated balance sheets for all periods presented as applicable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of stock options and share bonus awards granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for any of the periods presented, and have been classified as a component of interest and other expense, net in the consolidated statements of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal substantive customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for any of the periods presented.

The Company provides services for its customers that range from contract design to manufacturing and logistics to repair services. For contract design services the customer purchases engineering and development services on a time and materials basis. For original product design services the Company develops products to be offered for sale by OEM customers under the OEM's brand name. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales for all periods presented, and accordingly, are included in net sales in the consolidated statements of operations. The Company recognized research and development costs related to its ODM personal computing business of $78.9 million and $46.5 million for the fiscal years ended March 31, 2012 and 2011, respectively. Research and development activities related to ODM personal computing had ceased by the end of fiscal year 2012.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash and cash equivalents, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2013, 2012 and 2011:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2011(4)	$13,163	$ 3,877	$ (3,818)	$13,222
Year ended March 31, 2012(1)(2)(4)	$13,222	$30,122	$ (4,439)	$38,905
Year ended March 31, 2013(2)(3)	$38,905	$ 6,643	$(34,671)	$10,877

(1) Deductions/write-offs amount for fiscal year 2012 includes $3.9 million, which was previously reserved and the underlying accounts receivable balance was reclassified to non-current assets in fiscal year 2012, and carried net of its specific reserve.

(2) Included in amounts charged to costs and expenses in fiscal year 2012 is $28.0 million related to a distressed customer, which was written off in fiscal year 2013.

(3) Deductions/write-offs amount for fiscal year 2013 also includes $5.8 million, which was previously reserved and the underlying accounts receivable balance was reclassified to non-current assets in fiscal year 2013 and is carried net of its specific reserve.

(4) Included in amounts charged to costs and expense in fiscal year 2012 and fiscal year 2011 is $0.2 million, respectively, related to discontinued operations.

No customer accounted for greater than 10% of the Company's net sales in fiscal 2013. Two customers accounted for approximately 11% and 10%, respectively of the Company's net sales in fiscal 2012. One of these customers accounted for approximately 11% of the Company's net sales in fiscal years 2011. The Company's ten largest customers accounted for approximately 47%, 55% and 52% of its net sales, in fiscal years 2013, 2012 and 2011, respectively. As of March 31, 2013 and 2012, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the issuer's or the fund's total assets measured at the time of purchase or $10.0 million, whichever is greater.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at note 7 to the consolidated financial statements.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2013	2012
	(In thousands)	
Cash and bank balances	$1,089,697	$1,174,423
Money market funds and time deposits	497,390	343,906
	$1,587,087	$1,518,329

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
Raw materials	$1,683,098	$1,952,358
Work-in-progress	421,706	537,753
Finished goods	617,696	810,680
	$2,722,500	$3,300,791

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2013	2012
		(In thousands)	
Machinery and equipment	3 - 10	$ 2,668,996	$ 2,677,387
Buildings	30	1,032,595	1,024,247
Leasehold improvements	up to 30	384,519	283,340
Furniture, fixtures, computer equipment and software	3 - 7	399,368	373,174
Land	—	127,241	126,314
Construction-in-progress	—	139,032	87,461
		4,751,751	4,571,923
Accumulated depreciation and amortization		(2,577,163)	(2,495,481)
Property and equipment, net		$ 2,174,588	$ 2,076,442

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Total depreciation expense associated with property and equipment amounted to approximately $412.3 million, $407.5 million and $384.3 million in fiscal years 2013, 2012 and 2011, respectively. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in note 9 and discontinued operations as discussed in note 18 to the consolidated financial statements.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to note 12 for a discussion of impairment charges recorded in fiscal year 2013.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronics Manufacturing Services ("EMS"). If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired. The Company performed its goodwill impairment assessment on January 31, 2013 and did not elect to perform the qualitative "Step Zero" assessment. Instead the Company performed a quantitative assessment of its goodwill at the afore-mentioned date. Based on this assessment the Company determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit exceeded the carrying value.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the activity in the Company's goodwill account during fiscal years 2013 and 2012:

	As of March 31,	
	2013	2012
	(In thousands)	
Balance, beginning of the year, net of accumulated impairment of $5,949,977	$101,670	$ 93,207
Additions(1)	160,609	8,607
Purchase accounting adjustments and reclassification to other intangibles(2)	—	601
Foreign currency translation adjustments	(274)	(745)
Balance, end of period, net of accumulated impairment of $5,949,977	$262,005	$101,670

(1) For fiscal year 2013, additions to goodwill were primarily related to $98.7 million added from the acquisition of Saturn Electronics and Engineering, Inc ("Saturn"). The remainder of the additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. For fiscal year 2012, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in note 15.

(2) Includes adjustments and reclassifications based on management's estimates resulting from their review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition. These adjustments, reclassifications and acquisitions were not individually, nor in the aggregate, significant to the Company.

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets as of the year ended March 31, 2013 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangible assets, which primarily include contractual agreements and customer relationships; and licenses and other intangible assets, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Other intangible assets as of March 31, 2013 were primarily comprised of $10.3 million of developed technology related to the acquisition of Saturn Electronics and Engineering, Inc ("Saturn"). Generally customer-related intangible assets are amortized on an accelerated method based on expected cash flows, primarily over a period of up to eight years. Licenses and other intangible assets are generally amortized on a straight line basis over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal year 2013, the gross carrying amount of customer-related intangibles increased by $50.7 million in connection with business acquisitions as described in detail at note 15 to the consolidated financial statements. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The components of acquired intangible assets are as follows:

	As of March 31, 2013			As of March 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Intangible assets:						
Customer-related intangibles	$294,310	$(224,517)	$69,793	$243,681	$(199,238)	$44,443
Licenses and other intangibles	21,040	(9,286)	11,754	22,740	(8,929)	13,811
Total	$315,350	$(233,803)	$81,547	$266,421	$(208,167)	$58,254

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The gross carrying amounts of intangible assets are removed when the recorded amounts have been fully amortized. During the year ended March 31, 2013, the Company sold certain patents with a net carrying amount of $8.6 million. The Company also recognized a charge for impairment of customer-related intangible assets with a net carrying amount of $10.0 million, which is included in the results from discontinued operations, in connection with the sale of a non-core business based on the carrying value of net assets and the sale proceeds. Total intangible asset amortization expense recognized in continuing operations during fiscal years 2013, 2012 and 2011 was $29.5 million, $49.6 million and $66.2 million, respectively. As of March 31, 2013, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.3 years and 3.3 years for customer-related intangibles, and licenses and other intangible assets, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2014	$26,383
2015	21,436
2016	16,778
2017	10,069
2018	5,179
Thereafter	1,702
Total amortization expense	$81,547

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in the spot currency rates and the change in the present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency LIBOR rates over the maximum length of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in note 7 to the consolidated financial statements.

Other Current Assets / Other Assets

Other current assets includes approximately $412.4 million and $514.9 million as of March 31, 2013 and 2012, respectively for the deferred purchase price receivable from our Global and North American Asset-Backed Securitization programs. See note 8 to the consolidated financial statements for additional information regarding the Company's participation in its trade receivables securitization programs. Additionally, the balance as of March 31, 2013 includes $74.4 million relating to the fair value of certain fully vested warrants to purchase common stock of a supplier. These warrants were exercised and the underlying shares were sold subsequent to year end for total proceeds of $67.3 million resulting in a $7.1 million realized loss that will be recognized during the Company's fiscal quarter ending June 28, 2013. Also included in other current assets as of March 31, 2013 is an amount of $251.3 million relating to certain assets purchased on behalf of a customer and financed by a third party banking institution as further described in note 15 to the consolidated financial statements.

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies and an equity investment in a publicly traded company, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20% but less than 50%, or has the ability to

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2013 and 2012, the Company's equity investments in non-majority owned companies totaled $26.8 million and $38.6 million, respectively. The equity in the earnings or losses of the Company's equity method investments was not material to the consolidated results of operations for any period presented in these consolidated financial statements.

Other Current Liabilities

Other current liabilities includes deferred revenue amounting to $227.0 million and $329.6 million and customer working capital advances amounting to $214.1 million and $326.6 million as of March 31, 2013 and 2012, respectively. Also included in other current liabilities as of March 31, 2013 is an amount of $272.8 million relating to amounts financed by a third party banking institution for the purchase of assets on behalf of a customer as further described in note 15 to the consolidated financial statements.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See note 12 to the consolidated financial statements for additional information regarding restructuring charges.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance which requires an entity to measure obligations resulting from joint and several liability arrangements, including the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors, as well as discussion of the nature of such obligations.

In February 2013, the FASB issued guidance which requires an entity to disclose amounts reclassified out of accumulated other comprehensive income by component for each period an income statement is presented to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This disclosure is effective for the Company beginning in fiscal year 2014.

In December 2011, the FASB issued guidance which requires an entity to disclose information about offsetting and related arrangements to enable financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of setoff associated with the entity's recognized financial assets and liabilities, on the entity's financial position. The new disclosures will enable financial statement users to compare balance sheets prepared under U.S. GAAP and International Financial Reporting Standards (IFRS), which are subject to different offsetting models. The disclosures will be limited to financial instruments (and derivatives) subject to enforceable master netting arrangements or similar agreements. Similar agreements include derivative clearing agreements, global master repurchase agreements, and global master securities lending agreements.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Financial instruments and transactions that will be subject to the disclosure requirements may include derivatives, repurchase and reverse repurchase agreements, and securities lending and borrowing arrangements. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The guidance is effective for the Company beginning in fiscal year 2014. The adoption of this guidance will not have a significant impact to the Company's consolidated financial statements.

3. SHARE-BASED COMPENSATION

Equity Compensation Plans

During fiscal year 2013, the Company granted equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"). As of March 31, 2013, the Company had approximately 43.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and expire seven years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted to employees is determined by the Company's Board of Directors or the Compensation Committee and may not be less than the closing price of the Company's ordinary shares on the date of grant.

The Company also grants share bonus awards under its equity compensation plan. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and market conditions.

Share-Based Compensation Expense

The following table summarizes the Company's share-based compensation expense:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Cost of sales	$ 5,163	$ 7,446	$10,249
Selling, general and administrative expenses	29,366	41,008	44,988
Total share-based compensation expense	$34,529	$48,454	$55,237

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual forfeitures.

As of March 31, 2013, the total unrecognized compensation cost related to unvested share options granted to employees under the Company's equity compensation plans was approximately $1.9 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.9 years and will be adjusted for estimated forfeitures. As of March 31, 2013, the total unrecognized compensation cost related to unvested share bonus awards granted to employees was approximately $71.4 million, net of estimated forfeitures. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.5 years and will be adjusted for estimated forfeitures. Approximately $8.0 million of the unrecognized compensation cost, net of forfeitures, is related to share bonus awards granted to certain key employees whereby vesting is contingent on meeting a certain market condition.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of share options over the share-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2013, 2012 and 2011, the Company did not recognize any excess tax benefits as a financing cash inflow.

3. SHARE-BASED COMPENSATION (Continued)

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of share options granted using the Black-Scholes valuation method and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted, other than those awards with a market condition, is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards whereby vesting is contingent on meeting certain market conditions, the fair value is determined using a Monte Carlo simulation.

Expected Term—The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's share options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share options.

Expected Volatility—The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic share price.

Expected Dividend—The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's share options granted to employees for fiscal years 2013, 2012 and 2011 other than those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2013	2012	2011
Expected term	4.1 years	4.1 years	4.1 years
Expected volatility	46.9%	46.9%	46.9%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.9%	1.1%	1.6%
Weighted-average fair value	$2.48	$2.57	$2.80

Options granted during the 2013, 2012 and 2011 fiscal years had contractual lives of seven years.

Share-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2013		2012		2011	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	43,933,660	$7.78	53,942,458	$ 7.61	62,868,569	$7.16
Granted	19,000	6.57	599,800	6.80	2,063,748	7.21
Exercised	(5,398,331)	4.12	(5,879,405)	3.92	(6,215,867)	7.44
Forfeited	(4,148,765)	8.32	(4,729,193)	10.45	(4,773,992)	6.55
Outstanding, end of fiscal year	34,405,564	$8.29	43,933,660	$ 7.78	53,942,458	$7.61
Options exercisable, end of fiscal year	33,662,480	$8.31	37,021,049	$ 8.44	34,237,404	$9.23

3. SHARE-BASED COMPENSATION (Continued)

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise for options exercised in-the-money) under the Company's equity compensation plans was $13.0 million, $17.1 million and $22.9 million during fiscal years 2013, 2012 and 2011, respectively.

Cash received from option exercises was $22.3 million, $23.1 million and $23.3 million for fiscal years 2013, 2012 and 2011, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$1.94 - $2.26	8,271,934	2.74	$ 2.18	8,271,934	$ 2.18
$3.39 - $5.75	6,736,382	3.35	5.55	6,670,480	5.55
$5.87 - $7.07	552,685	4.27	6.53	350,536	6.58
$7.08 - $10.59	8,041,703	2.50	10.10	7,566,670	10.25
$10.67 - $11.41	1,171,246	3.02	11.21	1,171,246	11.21
$11.53 - $13.98	6,965,166	1.87	12.24	6,965,166	12.24
$14.34 - $23.02	2,666,448	0.94	17.44	2,666,448	17.44
$1.94 - $23.02	34,405,564	2.52	$ 8.29	33,662,480	$ 8.31
Options vested and expected to vest	34,350,265	2.53	$ 8.31		

As of March 31, 2013, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $46.2 million, $46.2 million and $46.1 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2013 for the approximately 15.2 million options that were in-the-money at March 31, 2013. As of March 31, 2013, the weighted average remaining contractual life for options exercisable was 2.47 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2013		2012		2011	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	15,965,268	$6.91	13,801,942	$8.04	8,801,609	$10.31
Granted	9,582,867	6.74	9,213,456	6.78	9,739,375	7.01
Vested	(1,506,234)	7.51	(2,555,165)	9.34	(2,758,593)	10.37
Forfeited	(2,234,832)	6.86	(4,494,965)	8.60	(1,980,449)	9.74
Unvested share bonus awards outstanding, end of fiscal year	21,807,069	$6.80	15,965,268	$6.91	13,801,942	$ 8.04

Of the 21.8 million unvested share bonus awards outstanding as of the year ended March 31, 2013, approximately 3.9 million represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics' total shareholder return against the Standard and Poor's ("S&P") 500 Composite

3. SHARE-BASED COMPENSATION (Continued)

Index and will vest over a period of three years. Of the 3.9 million awards that were outstanding as of the year ended March 31, 2013, 2.1 million were granted in fiscal year 2013 at an estimated average grant-date fair value of $7.63 per share, 1.0 million were granted in fiscal year 2012 at an average grant-date fair value of $7.78 per share, and 0.8 million were granted in fiscal year 2011 at an average grant-date fair value of $7.32 per share. In accordance with accounting guidance, the Company will continue to recognize share-based compensation expense for these awards with market conditions regardless of whether such awards will ultimately vest. The actual number of shares to be issued can range from zero to 4.1 million for the 2013 grants, zero to 1.6 million for the 2012 grants, and zero to 1.2 million for the 2011 grants. The awards granted during fiscal year 2011 will expire in June 2013, and are not expected to vest.

The total intrinsic value of share bonus awards vested under the Company's equity compensation plans was $9.7 million, $17.7 million and $19.6 million during fiscal years 2013, 2012 and 2011, respectively, based on the closing price of the Company's ordinary shares on the date vested.

4. EARNINGS PER SHARE

Basic earnings per share for both continuing and discontinued operations exclude dilution and are computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share for both continuing and discontinued operations reflect the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income from continuing and discontinued operations per share:

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands, except per share amounts)		
Basic earnings from continuing and discontinued operations per share:			
Income from continuing operations	$302,502	$520,770	$612,261
Loss from discontinued operations	$ (25,451)	$ (32,005)	$ (16,042)
Net income	$277,051	$488,765	$596,219
Shares used in computation:			
Weighted-average ordinary shares outstanding	662,874	716,247	777,315
Basic earnings from continuing operations per share	$ 0.46	$ 0.73	$ 0.79
Basic loss from discontinued operations per share	$ (0.04)	$ (0.04)	$ (0.02)
Basic earnings per share	$ 0.42	$ 0.68	$ 0.77
Diluted earnings from continuing and discontinued operations per share:			
Income from continuing operations	$302,502	$520,770	$612,261
Loss from discontinued operations	$ (25,451)	$ (32,005)	$ (16,042)
Net income	$277,051	$488,765	$596,219

4. EARNINGS PER SHARE (Continued)

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands, except per share amounts)		
Shares used in computation:			
Weighted-average ordinary shares outstanding	662,874	716,247	777,315
Weighted-average ordinary share equivalents from stock options and awards(1)	12,159	11,560	12,877
Weighted-average ordinary shares and ordinary share equivalents outstanding(2)	675,033	727,807	790,192
Diluted earnings from continuing operations per share	$ 0.45	$ 0.72	$ 0.77
Diluted loss from discontinued operations per share	$ (0.04)	$ (0.04)	$ (0.02)
Diluted earnings per share	$ 0.41	$ 0.67	$ 0.75

(1) Options to purchase ordinary shares of 20.6 million, 24.2 million and 25.5 million during fiscal years 2013, 2012 and 2011, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) On August 2, 2010 the Company paid approximately $240.0 million to redeem its 1% Convertible Subordinated Notes upon maturity. The notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). On the maturity date, the Company's stock price was less than the conversion spread, and therefore no shares were issued. For the year ended March 31, 2011, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.

5. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net cash paid for:			
Interest	$66,071	$42,067	$83,133
Income taxes	$52,306	$66,013	$77,690
Non-cash investing activity:			
Accounts payable for fixed assets purchases	$89,718	$63,671	$73,036

Annual Report

6. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
4.625% Notes due February 2020	$ 500,000	$ —
5.000% Notes due February 2023	500,000	—
Term Loan, including current portion, due in October 2014	170,340	1,179,595
Term Loan, including current portion, due in installments through October 2016	517,500	487,500
Asia Term Loans	375,000	377,000
Outstanding under revolving line of credit	—	140,000
Other	4,787	4,578
	2,067,627	2,188,673
Current portion	(416,654)	(39,340)
Non-current portion	$1,650,973	$2,149,333

The weighted average interest rate for the Company's long-term debt was 3.5% as of March 31, 2013.

Repayments of the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2014	$ 416,654
2015	211,136
2016	41,250
2017	393,750
2018	—
Thereafter	1,004,837
Total	$2,067,627

Capital lease obligations of $9.1 million and $11.6 million, consisting of short-term obligations of $2.8 million and $3.1 million and long term obligations of $6.3 million and $8.5 million are included in current and non-current liabilities on the Company's balance sheets as of March 31, 2013 and 2012, respectively.

Notes due February 2020 and February 2023

On February 20, 2013, the Company issued $500.0 million of 4.625% Notes due February 15, 2020 and $500.0 million of 5.000% Notes due February 15, 2023 (collectively the "Notes") in a private offering pursuant to Rule 144A and Regulation S under the Securities Act . The Company received net proceeds of approximately $990.6 million from the issuance and used those proceeds, together with $9.4 million of cash on hand, to repay $1.0 billion of outstanding borrowings under its 2007 term loan facility.

Interest on the Notes is payable semi-annually, commencing on August 15, 2013. The Notes are senior unsecured obligations of the Company, rank equally with all of the Company's other existing and future senior and unsecured debt obligations, and are guaranteed, jointly and severally, fully and unconditionally on an unsecured basis, by each of the Company's 100% owned subsidiaries that guarantees indebtedness under, or is a borrower under, the Company's Term Loan Agreement and Revolving Line of Credit.

At any time prior to maturity, the Company may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus an applicable premium and accrued and unpaid interest, if any, to the applicable redemption date. Upon the occurrence of a change of control repurchase event

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

(as defined in the Notes indenture), the Company must offer to repurchase the Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes contains covenants that, among other things, restrict the ability of the Company and certain of the Company's subsidiaries to create liens; enter into sale-leaseback transactions; create, incur, issue, assume or guarantee any funded debt; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person. These covenants are subject to a number of significant limitations and exceptions set forth in the indenture. The indenture also provides for customary events of default, including, but not limited to, cross defaults to certain specified other debt of the Company and its subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default under the agreement occurs or is continuing, the applicable trustee or holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all of the Notes to be due and payable immediately. As of March 31, 2013, the Company was in compliance with the covenants in the indenture governing the Notes.

In connection with the issuance of the Notes, the Company entered into a registration rights agreement under which it has agreed to consummate an offer registered with the Securities and Exchange Commission to issue new notes having terms substantially identical to the Notes (except that the new notes will not be subject to restrictions on transfer) in exchange for outstanding Notes. In some circumstances, the Company may be required to file a shelf registration statement to cover resales of the Notes. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the Notes under certain circumstances.

Term Loan Agreement and Revolving Line of Credit

On October 19, 2011, the Company entered into a five-year $2.0 billion Credit Facility consisting of a $1.5 billion Revolving Credit Facility and a $500.0 million term loan, which expires in October 2016. The Revolving Credit Facility due 2016 replaced the Company's $2.0 billion revolving credit facility, which was due to mature in May 2012 and the $500.0 million term loan refinanced the outstanding amount of its $500.0 million tranche under the Company's $1.7 billion term loan, which was due to mature in October 2012. During fiscal year 2013, the Company increased the limit on the term loan by $50 million and borrowed the entire incremental amount. Additionally, the Company repaid a total principal amount of $20 million on the term loan during fiscal year 2013. Borrowings under the Credit Facility bear interest, at the Company's option, either at (i) LIBOR plus the applicable margin for LIBOR loans ranging between 1.25% and 2.25%, based on the Company's credit ratings or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50% and LIBOR for a one-month interest period plus 1.00%) plus an applicable margin ranging between 0.25% and 1.25%, based on the Company's credit rating. The Company is required to pay a quarterly commitment fee ranging between 0.20% and 0.45% per annum on the daily unused amount of the $1.5 billion Revolving Credit Facility based on the Company's credit rating.

This Credit Facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This Credit Facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio, as defined therein, during its term. As of March 31, 2013, the Company was in compliance with the covenants under this Credit Facility.

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Term Loan Agreement

The Company entered into a $1.8 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007.

During the fiscal year ended March 31, 2008, the Company borrowed $1.7 billion under this term loan agreement. Of this amount, $500.0 million was scheduled to mature in October 2012 and the remainder was scheduled to mature in October 2014. The Company may prepay the loans at any time at 100% of par plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. On October 19, 2011, the Company repaid $480 million, which was the outstanding portion of the $500.0 million due to mature in October 2012. On February 20, 2013, the Company repaid $1.0 billion of the $1.2 billion outstanding that is scheduled to mature in October 2014.

Borrowings under this term loan agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

This term loan agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This term loan agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement), during the term of the agreement. Borrowings under this term loan agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2013, the Company was in compliance with the covenants under this term loan agreement.

Asia Term Loans

On September 27, 2010, the Company entered into a $50.0 million term loan agreement with a bank based in Asia, which matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Company, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.50% or the prime rate plus, in each case 1.00%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Company has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Company.

On September 28, 2010, the Company entered into a $130.0 million term loan facility with a bank in Asia, which matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Company paid a non-refundable fee of $1.4 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Company entered into a $200.0 million term loan facility with a bank in Asia, which matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Company paid a non-refundable fee of $1.0 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

The Asia Term Loans are unsecured, and contain customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. The Asia Term Loans also require the Company maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement) during the terms of the agreements. As of March 31, 2013, the Company was in compliance with the covenants under these facilities.

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Other Credit Lines

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $274.2 million in the aggregate. There were no borrowings outstanding under these facilities as of March 31, 2013 and 2012. These facilities, lines of credit and other loans bear annual interest at the respective country's inter-bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates in future fiscal years. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Redemption of 1% Convertible Subordinated Notes

During August 2010, the Company paid $240.0 million to redeem its 1% Convertible Subordinated Notes at par upon maturity plus accrued interest. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price) in stock. On the maturity date, the Company's stock price was less than the conversion price, and therefore no ordinary shares were issued.

Tender and Redemption of 6.25% Senior Subordinated Notes

During December 2010, the Company paid approximately $308.5 million to redeem the remaining aggregate principal balance of $302.2 million of these notes at a redemption price of 102.083% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $13.2 million during the fiscal year ended March 31, 2011, consisting of the redemption price premium of approximately $6.3 million, and approximately $6.9 million primarily for the write-off of the unamortized debt issuance costs. The loss is recorded in other charges (income), net in the consolidated statement of operations.

7. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution were not material.

7. FINANCIAL INSTRUMENTS (Continued)

As of March 31, 2013, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $4.8 billion as summarized below:

Currency	Foreign Currency Amount		Notional Contract Value in USD	
	Buy	Sell	Buy	Sell
	(In thousands)			
Cash Flow Hedges				
CNY	3,000,150	—	$ 482,766	$ —
HUF	12,088,000	—	50,873	—
MXN	1,336,500	—	108,211	—
MYR	336,600	—	108,633	—
SGD	51,400	—	41,392	—
Other	N/A	N/A	74,656	19,274
			866,531	19,274
Other Forward/Swap Contracts				
BRL	246,600	357,600	122,461	177,584
CAD	96,882	110,148	95,217	108,227
CNY	2,859,783	2,761,232	457,942	444,296
EUR	429,846	507,592	552,066	651,993
GBP	37,697	53,424	57,085	80,774
HUF	15,445,300	15,731,600	65,003	66,208
JPY	9,228,849	6,257,347	97,870	66,686
MXN	1,474,585	1,193,310	119,391	96,617
MYR	168,093	23,037	54,250	7,435
SEK	1,186,018	1,285,135	181,993	197,289
Other	N/A	N/A	176,996	77,142
			1,980,274	1,974,251
Total Notional Contract Value in USD			$2,846,805	$1,993,525

As of March 31, 2013 and 2012, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheets. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in non-functional currencies and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statements of operations. As of March 31, 2013 and 2012, the Company also has included net deferred gains and losses, respectively, in accumulated other comprehensive income (loss), a component of shareholders' equity in the consolidated balance sheets, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and any deferred losses as of March 31, 2013 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statements of operations.

7. FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value of the Company's derivative instruments located on the consolidated balance sheets utilized for foreign currency risk management purposes at March 31, 2013 and 2012:

	Fair Values of Derivative Instruments					
	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	March 31, 2013	March 31, 2012	Balance Sheet Location	March 31, 2013	March 31, 2012
	(In thousands)					
Derivatives designated as hedging instruments						
Foreign currency contracts	Other current assets	$11,032	$10,075	Other current liabilities	$ 3,999	$1,905
Derivatives not designated as hedging instruments						
Foreign currency contracts	Other current assets	$16,531	$10,894	Other current liabilities	$11,291	$6,200

8. TRADE RECEIVABLES SECURITIZATION

The Company sells trade receivables under two asset-backed securitization programs and an accounts receivable factoring program.

Asset-Backed Securitization Programs

The Company continuously sells designated pools of trade receivables under its Global Asset-Backed Securitization Agreement (the "Global Program") and its North American Asset-Backed Securitization Agreement (the "North American Program," collectively, the "ABS Programs") to affiliated special purpose entities, each of which in turn sells 100% of the receivables to unaffiliated financial institutions. These programs allow the operating subsidiaries to receive a cash payment and a deferred purchase price receivable for sold receivables. Following the transfer of the receivables to the special purpose entities, the transferred receivables are isolated from the Company and its affiliates, and upon the sale of the receivables from the special purpose entity to the unaffiliated financial institutions effective control of the transferred receivables is passed to the unaffiliated financial institutions, which has the right to pledge or sell the receivables. Although the special purpose entities are consolidated by the Company, they are separate corporate entities and their assets are available first to satisfy the claims of their creditors. The investment limits by the financial institutions are $500.0 million for the Global Program and $300.0 million for the North American Program and require a minimum level of deferred purchase price receivable to be retained by the Company in connection with the sales.

The Company services, administers and collects the receivables on behalf of the special purpose entities and receives a servicing fee of 0.5% to 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2013, 2012 and 2011 were not material and are included in interest and other expense, net within the consolidated statements of operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets and liabilities are recognized.

Effective April 1, 2010, the Company adopted two new accounting standards, the first of which removed the concept of a qualifying special purpose entity and created more stringent conditions for reporting the transfer of a financial asset as a sale. The second standard amended the consolidation guidance for determining the primary beneficiary of a variable interest entity. As a result of the adoption of the second standard, the Company was deemed to be the primary beneficiary of the special purpose entity to which the pool of trade receivables was sold under the Global Program and, as such, was required to consolidate the special purpose entity; the Company had

Annual Report

8. TRADE RECEIVABLES SECURITIZATION (Continued)

previously been consolidating the special purpose entity under the North American Program. The North American Program was amended effective April 1, 2010 and the Global Program was amended effective September 29, 2010 in each case to provide for the sale by the special purpose entities of 100% of the eligible receivables to the unaffiliated financial institutions; previously the special purpose entities had retained a partial interest in the sold receivables. Upon adoption of these standards, the balance of receivables sold for cash under the Global Program as of April 1, 2010, totaling $217.1 million, was recorded as accounts receivable and short-term bank borrowings in the opening balance sheet of fiscal year 2011. Upon collection of these receivables the Company recorded cash from operations offset by repayments of bank borrowings from financing activities in the consolidated statements of cash flows during the year ended March 31, 2011. As of March 31, 2013 and 2012, the accounts receivable balances that were sold under the ABS Programs were removed from the consolidated balance sheets and the net cash proceeds received by the Company were included as cash provided by operating activities in the consolidated statements of cash flows.

Although the Company still consolidates the special purpose entities, as a result of the amendments to the North American Program effective April 1, 2010 and the Global Program on September 29, 2010, all of the receivables sold to the unaffiliated financial institutions for cash are removed from the consolidated balance sheet and the cash received is no longer accounted for as a secured borrowing. The portion of the purchase price for the receivables which is not paid by the unaffiliated financial institutions in cash is a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction.

As of March 31, 2013, approximately $1.0 billion of accounts receivable had been sold to the special purpose entities under the ABS Programs for which the Company had received net cash proceeds of $556.9 million and deferred purchase price receivables of $412.4 million. As of March 31, 2012, approximately $1.1 billion of accounts receivable had been sold to the special purpose entities for which the Company had received net cash proceeds of $556.8 million and deferred purchase price receivables of $514.9 million. The deferred purchase price receivables are included in other current assets as of March 31, 2013 and 2012, and were carried at the expected recovery amount of the related receivables. The difference between the carrying amount of the receivables sold under these programs and the sum of the cash and fair value of the deferred purchase price receivables received at time of transfer is recognized as a loss on sale of the related receivables and recorded in interest and other expense, net in the consolidated statements of operations; such amounts were $7.2 million, $10.9 million and $8.0 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

For the fiscal years ended March 31, 2013, 2012 and 2011, cash flows from sales of receivables under the ABS Programs consisted of approximately $3.5 billion, $4.7 billion and $2.4 billion, respectively for transfers of receivables (of which approximately $0.7 billion, $0.6 billion and $0.6 billion, respectively represented new transfers and the remainder proceeds from collections reinvested in revolving-period transfers).

The following table summarizes the activity in the deferred purchase price receivables account during the fiscal years ended March 31, 2013 and 2012:

	As of March 31,	
	2013	2012
	(In thousands)	
Beginning balance	$ 514,895	$ 459,994
Transfers of receivables	3,896,495	4,922,541
Collections	(3,999,033)	(4,867,640)
Ending balance	$ 412,357	$ 514,895

8. TRADE RECEIVABLES SECURITIZATION (Continued)

Trade Accounts Receivable Sale Programs

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $163.6 million and $110.5 million as of March 31, 2013 and 2012, respectively. For the years ended March 31, 2013, 2012 and 2011, total accounts receivables sold to certain third party banking institutions was approximately $1.1 billion, $2.0 billion and $2.5 billion, respectively. The receivables that were sold were removed from the consolidated balance sheets and were reflected as cash provided by operating activities in the consolidated statements of cash flows.

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1—Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

The Company has deferred compensation plans for its officers and certain other employees. Deferred amounts under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Company's deferred compensation plan assets are included in other noncurrent assets on the consolidated balance sheets and include investments in equity securities and mutual funds that are valued using active market prices.

The Company values available for sale investments using level 1 inputs which are active market trading prices.

Level 2—Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalent and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Company values foreign exchange forward contracts using level 2 observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The Company's cash equivalents are comprised of bank deposits and money market funds, which are valued using level 2 inputs, such as interest rates and maturity periods. Due to their short-term nature, their carrying amount approximates fair value.

The Company's deferred compensation plan assets also include money market funds, mutual funds, corporate and government bonds and certain convertible securities that are valued using prices obtained from various pricing sources. These sources price these investments using certain market indices and the performance of these investments in relation to these indices. As a result, the Company has classified these investments as level 2 in the fair value hierarchy.

Level 3—Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

The Company has accrued for contingent consideration in connection with its business acquisitions, which is measured at fair value based on certain internal models and inputs. The following table summarizes the activities related to contingent consideration:

	As of March 31,	
	2013	2012
	(In thousands)	
Beginning balance	$ 1,151	$1,293
Additions to accrual	25,000	513
Payments	(1,151)	(655)
Ending balance	$25,000	$1,151

The Company values deferred purchase price receivables relating to its Asset-Backed Securitization Program based on a discounted cash flow analysis using unobservable inputs (i.e. level 3 inputs), which are primarily risk free interest rates adjusted for the credit quality of the underlying creditor Due to its high credit quality and short term maturity, their fair value approximates carrying value. Significant increases in either of the significant unobservable inputs (credit spread or risk free interest rate) in isolation would result in lower fair value estimates, however is insignificant. The interrelationship between these inputs is also insignificant. Refer to note 8 to the notes of consolidated financial statements for a reconciliation of the change in the deferred purchase price receivable.

The Company has warrants to purchase up to 1.35 million shares of the common stock of a certain supplier at a weighted-average price of $7.33 per share. The warrants expire on May 18, 2018. These fully vested warrants, which are derivative instruments, are fair valued at each reporting date with gains or losses from changes in fair value recognized in the consolidated statements of operations. The Company values these warrants based on the Black-Scholes option-valuation model using unobservable inputs classified as level 3 in the fair value hierarchy. Significant changes in any of the significant unobservable inputs in isolation would result in a change in the fair value estimate, but in each case, the amount would be insignificant. The interrelationship between these inputs is also insignificant. As of March 31, 2013, the Company used the following assumptions to fair value these warrants:

	As of March 31, 2013
Remaining life	5 years
Volatility	58%
Dividend yield	0%
Risk-free rate	0.80%

The following table summarizes the changes in the fair value adjustment of these warrants:

	Amount
	(In thousands)
Balance, March 31, 2012	$ —
Fair value adjustment	74,437
Balance, March 31, 2013	$74,437

There were no transfers between levels in the fair value hierarchy during fiscal years 2013 and 2012.

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2012:

	Fair Value Measurements as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$497,390	$ —	$497,390
Deferred purchase price receivable (Note 8)	—	—	412,357	412,357
Foreign exchange forward contracts (Note 7)	—	27,563	—	27,563
Warrants to purchase common shares (Note 2)	—	—	74,437	74,437
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	6,931	40,972	—	47,903
Liabilities:				
Foreign exchange forward contracts (Note 7)	$ —	$ (15,290)	$ —	$ (15,290)
Contingent consideration in connection with acquistions	—	—	(25,000)	(25,000)

	Fair Value Measurements as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Money market funds and time deposits (Note 2)	$ —	$343,906	$ —	$343,906
Deferred purchase price receivable (Note 8)	—	—	514,895	514,895
Foreign exchange forward contracts (Note 7)	—	20,969	—	20,969
Available for sale investments (Note 2)	5,994	—	—	5,994
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	3,411	54,241	—	57,652
Liabilities:				
Foreign exchange forward contracts (Note 7)	$ —	$ (8,105)	$ —	$ (8,105)
Contingent consideration in connection with acquistions	—	—	(1,151)	(1,151)

Assets Measured at Fair Value on a Nonrecurring Basis

The Company has certain long-lived assets that are measured at fair value on a nonrecurring basis, and are as follows:

	Fair Value Measurements as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Assets held for sale	$—	$11,089	$—	$11,089
Property and equipment	—	25,331	—	25,331

	Fair Value Measurements as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Assets held for sale	$—	$16,701	$—	$16,701

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

Assets held for sale

Assets held for sale are recorded at the lesser of the carrying value or fair value, which is based on comparable sales from prevailing market data (level 2 inputs). As of March 31, 2013 and March 31, 2012, no impairment charges were recorded for assets that were no longer in use and held for sale which exclude those assets that have been identified as relating to discontinued operations as discussed further in note 18 to the consolidated financial statements. The assets held for sale primarily represent manufacturing facilities that have been closed as part of the Company's historical facility consolidations.

Property and equipment

During the fiscal year 2013, the Company recognized impairment charges relating to certain long-lived assets classified as 'held-for-use' since the carrying value of such assets exceeded the fair value, based on the sales of comparable assets, as a result of its restructuring activities as further discussed in note 12 to the consolidated financial statements.

There were no material fair value adjustments or other transfers between levels in the fair value hierarchy for these long-lived assets during the fiscal years 2013 and 2012.

Other financial instruments

The following table presents the Company's liabilities not carried at fair value as at March 31, 2013 and 2012:

	As of March 31, 2013		As of March 31, 2012		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In thousands)		(In thousands)		
Revolving credit facility	$ —	$ —	$ 140,000	$ 140,000	Level 2
Term loan dated October 1, 2007	170,340	170,496	1,179,595	1,171,959	Level 1
Term loan dated October 19, 2011	517,500	518,794	487,500	482,625	Level 1
4.625% Notes dated February 20, 2013 (due 2020)	500,000	507,190	—	—	Level 1
5.000% Notes dated February 20, 2013 (due 2023)	500,000	500,000	—	—	Level 1
Asia term loans	375,000	375,343	377,000	374,394	Level 2
Total	$2,062,840	$2,071,823	$2,184,095	$2,168,978	

Revolving credit facility—The carrying amount approximates fair value due to the short term nature of the interest rates underlying any borrowings under this facility, though the facility itself is available to the Company on a long term basis.

Term loans dated October 1, 2007 and October 19, 2011—The term loans are valued based on broker trading prices in active markets.

Notes dated February 20, 2013—The notes are valued based on broker trading prices in active markets.

Asia term loans—The Company's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the Term Loan Agreements dated October 1, 2007, and October 19, 2011, management estimates the respective trading prices would be approximately the same.

10. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2013 and 2012, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material.

10. COMMITMENTS AND CONTINGENCIES (Continued)

The Company also leases certain of its facilities and equipment under non-cancelable operating leases. These operating leases expire in various years through 2028 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2014	$140,599
2015	106,084
2016	83,227
2017	65,807
2018	47,347
Thereafter	113,893
Total minimum lease payments	$556,957

Total rent expense amounted to $138.8 million, $160.5 million and $153.2 million in fiscal years 2013, 2012 and 2011, respectively.

Litigation and other legal matters

From time to time, we are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in its consolidated balance sheet, would not be material to the financial statements as a whole.

11. INCOME TAXES

The domestic (Singapore) and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Domestic	$170,071	$186,855	$231,209
Foreign	158,744	387,875	403,101
Total	$328,815	$574,730	$634,310

The provision for income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Current:			
Domestic	$ 680	$ 303	$ (972)
Foreign	60,466	56,100	26,671
	61,146	56,403	25,699
Deferred:			
Domestic	(1,187)	386	(319)
Foreign	(33,646)	(2,829)	(3,331)
	(34,833)	(2,443)	(3,650)
Provision for income taxes	$ 26,313	$53,960	$22,049

11. INCOME TAXES (Continued)

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2013, 2012 and 2011. The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Income taxes based on domestic statutory rates	$ 55,899	$ 95,858	$106,725
Effect of tax rate differential	(120,785)	(177,540)	26,459
Intangible amortization	4,881	9,502	12,055
Change in liability for uncertain tax positions	15,268	34,517	(29,205)
Change in valuation allowance	68,596	93,336	(90,033)
Other	2,454	(1,713)	(3,952)
Provision for income taxes	$ 26,313	$ 53,960	$ 22,049

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2013, 2012 and 2011 was $22.6 million, $41.8 million and $66.5 million, respectively. For the fiscal year ended March 31, 2013, the effect on basic and diluted earnings per share was $0.03 and $0.03, respectively, and the effect on basic and diluted earnings per share during fiscal years 2012 and 2011 were $0.06 and $0.06, and $0.09 and $0.08, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2014 through fiscal year 2022.

Under its territorial tax system, Singapore generally does not tax foreign sourced income until repatriated to Singapore. The Company has included the effects of Singapore's territorial tax system in the rate differential line above. The tax effect of foreign income not repatriated to Singapore for the fiscal years ended March 31, 2013, 2012 and 2011 were $26.7 million, $17.7 million and $32.6 million, respectively.

The components of deferred income taxes are as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (36,542)	$ (30,159)
Others	(61,621)	(30,032)
Total deferred tax liabilities	(98,163)	(60,191)
Deferred tax assets:		
Fixed assets	66,959	73,588
Intangible assets	112,327	178,910
Deferred compensation	10,341	11,088
Inventory valuation	12,514	12,265
Provision for doubtful accounts	13,807	3,340
Net operating loss and other carryforwards	2,600,895	2,753,940
Others	167,085	176,547
	2,983,928	3,209,678
Valuation allowances	(2,825,579)	(3,099,561)
Net deferred tax assets, net of valuation allowance	158,349	110,117
Net deferred tax asset	$ 60,186	$ 49,926

11. INCOME TAXES (Continued)

	As of March 31,	
	2013	2012
	(In thousands)	
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 7,881	$ 815
Long-term asset	52,305	49,111
Total	$ 60,186	$ 49,926

Utilization of the Company's deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The Company has recorded a deferred tax asset of approximately $43.7 million associated with its tax loss and tax credit carryforwards. Approximately $21.1 million of this deferred tax asset is of indefinite duration. The amount of the remaining deferred tax asset expires over the period from 2014 to 2032, of which the amount expiring in 2014 is insignificant.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on approximately $457.7 million of undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2013	2012
	(In thousands)	
Balance, beginning of fiscal year	$166,432	$134,627
Additions based on tax position related to the current year	22,185	25,113
Additions for tax positions of prior years	62,610	25,719
Reductions for tax positions of prior years	(15,001)	(18,257)
Reductions related to lapse of applicable statute of limitations	(5,444)	(788)
Settlements	(1,220)	(1,386)
Other	456	1,404
Balance, end of fiscal year	$230,018	$166,432

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. During the first quarter of fiscal year 2014, the liability for unrecognized tax benefits will decrease by approximately $13.2 million due to the settlement of a tax audit subsequent to the balance sheet date. The Company also believes it is reasonably possible

Annual Report

11. INCOME TAXES (Continued)

that the total amount of unrecognized tax benefits could decrease by an estimated range of $18.0 to $30.8 million within the next twelve months primarily due to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2001.

Of the $230 million of unrecognized tax benefits at March 31, 2013, $172.8 million will affect the annual effective tax rate if the benefits are eventually recognized. The amount that does not impact the effective tax rate relates to positions that would be settled with a tax loss carryforward previously subject to a valuation allowance.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2013 and 2012, the Company recognized interest of approximately $5.1 million and $5.4 million, respectively, and no penalties. The Company had approximately $11.9 million and $10.6 million accrued for the payment of interest as of the fiscal years ended March 31, 2013 and 2012, respectively. The Company has not accrued for the payment of penalties for the fiscal years ended March 31, 2013 and 2012, respectively.

12. RESTRUCTURING CHARGES

During fiscal year 2013 the Company initiated certain restructuring activities intended to improve its operational efficiencies by reducing excess workforce and capacity. Restructuring charges are recorded based upon employee termination dates, site closure and consolidation plans.

During the fiscal year ended March 31, 2013, the Company recognized restructuring charges of approximately $227.4 million, of which $110.1 million was associated with the terminations of 9,138 identified employees in connection with the charges described above. The identified employee terminations by reportable geographic region amounted to approximately 4,467, 2,282, and 2,389 for Asia, the Americas and Europe, respectively. The costs associated with these restructuring activities include employee severance, other personnel costs, non-cash impairment charges on facilities and equipment that are not recoverable through future cash flows or are no longer in use and are to be disposed of, and other exit related costs due to facility closures or rationalizations. Pre-tax restructuring charges comprised of $123.0 million of cash charges predominantly related to employee severance costs and $104.4 million of non-cash charges primarily related asset impairment and other exit charges. The Company classified approximately $215.8 million of these charges as a component of cost of sales and approximately $11.6 million of these charges as a component of selling, general and administrative expenses during the fiscal year ended March 31, 2013.

The components of the restructuring charges by geographic region incurred during fiscal year 2013:

	Third Quarter	Fourth Quarter	Total
		(In thousands)	
Americas:			
Severance	$ 863	$ 13,156	$ 14,019
Long-lived asset impairment	—	6,302	6,302
Other exit costs	322	6,533	6,855
Total restructuring charges	1,185	25,991	27,176
Asia:			
Severance	8,572	18,076	26,648
Long-lived asset impairment	46,250	5,268	51,518
Other exit costs	28,818	1,443	30,261
Total restructuring charges	83,640	24,787	108,427

12. RESTRUCTURING CHARGES (Continued)

	Third Quarter	Fourth Quarter	Total
Europe:			
Severance	$ 6,142	$ 63,301	$ 69,443
Long-lived asset impairment	9,851	1,782	11,633
Other exit costs	1,873	8,882	10,755
Total restructuring charges	17,866	73,965	91,831
Total			
Severance	15,577	94,533	110,110
Long-lived asset impairment	56,101	13,352	69,453
Other exit costs	31,013	16,858	47,871
Total restructuring charges	$102,691	$124,743	$227,434

During the fiscal year ended March 31, 2013 the Company recognized approximately $110.1 million of severance costs related to employee terminations. Approximately $98.5 million of this was classified as a component of cost of sales.

During the fiscal year ended March 31, 2013 the Company recognized approximately $69.5 million for the write-down of property and equipment and other manufacturing assets, which are continuing to be held and used by the Company. The majority of this amount was classified as a component of cost of sales.

During the fiscal year ended March 31, 2013, the Company recognized approximately $47.9 million of other exit costs, which primarily comprised of $22.8 million for the write-down of certain customer specific assets that were determined to be unrecoverable based on a specific product exit and resulting declining customer volumes. Additionally, other exit costs include $24.7 million of customer disengagement costs primarily related to inventory that resulted from a product exit as well as contractual obligations from facility closures and $0.4 million of other miscellaneous items.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2013 for charges incurred in fiscal year 2013 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2011	$ 7,596	$ —	$ 21,726	$ 29,322
Activities during the fiscal year 2012:				
Cash payments for charges incurred in fiscal year 2010 and prior	(2,976)	—	(13,659)	(16,635)
Balance as of March 31, 2012	4,620	—	8,067	12,687
Provision for charges incurred in fiscal year 2013	110,110	69,453	47,871	227,434
Cash payments for charges incurred in fiscal year 2013	(28,586)	—	(3,832)	(32,418)
Cash payments for charges incurred in fiscal year 2010 and prior	(2,455)	—	(2,902)	(5,357)
Non-cash charges incurred in fiscal year 2013	—	(69,453)	(34,993)	(104,446)
Balance as of March 31, 2013	83,689	—	14,211	97,900
Less: Current portion (classified as other current liabilities)	80,439	—	7,397	87,836
Accrued restructuring costs, net of current portion (classified as other liabilities)	$ 3,250	$ —	$ 6,814	$ 10,064

13. OTHER CHARGES (INCOME), NET

During fiscal year 2013, the Company recognized a net gain of $74.4 million for the fair value adjustment of the Company's warrants to purchase common shares of a certain supplier. The fair value adjustment gain was partially off-set by a loss on the sales of two investments of $1.3 million.

During fiscal year 2012, the Company recognized a net gain of $20.0 million in connection with the sale of certain international entities.

During fiscal year 2011, the Company recognized charges totaling $6.3 million, consisting of the $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. Refer to note 6 and note 15, respectively, for further discussion. These charges were partially offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired.

14. INTEREST AND OTHER EXPENSE, NET

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized interest income of $20.0 million, $21.7 million and $14.0 million.

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized interest expense of $68.9 million, $67.8 million and $88.7 million, respectively, on its debt obligations outstanding during the period.

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized gains on foreign exchange transactions of $19.9 million, $39.7 million and $33.1 million, respectively.

15. BUSINESS AND ASSET ACQUISITIONS

Business Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

Fiscal 2013 business acquisitions

Acquisition of Saturn Electronics and Engineering Inc.

During fiscal year 2013, the Company completed its acquisition of all outstanding common stock of Saturn Electronics and Engineering, Inc. ("Saturn"), a supplier of electronics manufacturing services, solenoids and wiring for the automotive, appliance, consumer, energy and industrial markets. The acquisition of Saturn broadened the Company's service offering and strengthened its capabilities in the automotive and consumer electronics businesses. The results of operations were included in the Company's consolidated financial results beginning on the date of acquisition which amounted to approximately $100.9 million in revenue for the year ended March 31, 2013. Net income during fiscal year ended March 31, 2013 was not significant to the consolidated operating results of the Company.

The initial cash consideration for this acquisition amounted to $193.7 million with up to an additional $15.0 million of estimated potential contingent consideration, for a total purchase consideration of $208.7 million.

The allocation of the purchase price to Saturn's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. Management determined the value of acquired intangible assets with the assistance of a third-party appraisal firm. Management is in the process of determining the fair value amounts for certain other assets and liabilities that

15. BUSINESS AND ASSET ACQUISITIONS (Continued)

were acquired. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's allocation of the total purchase price to the acquired assets and liabilities assumed of Saturn (in thousands):

Current assets:	
Cash and cash equivalents	$ 2,191
Accounts receivable	44,879
Inventories	23,350
Other current assets	619
Total current assets	71,039
Property and equipment	43,227
Goodwill	98,746
Other intangible assets	57,200
Other assets	925
Total assets	$271,137
Current liabilities:	
Accounts payable	$ 29,616
Other current liabilities	9,429
Total current liabilities	39,045
Other liabilities	23,401
Total aggregate purchase price	$208,691

Intangible assets of $57.2 million in connection with the Saturn acquisition is comprised of customer-related intangible assets of $46.4 million and other intangible assets consisting of developed technology amounting to $10.8 million. Customer relationships are amortized over an estimated useful life of 5 years and developed technology is amortized over an estimated useful life of 7 years.

The above purchase price allocation includes certain purchase accounting adjustments recorded in the fourth quarter of fiscal 2013, which resulted in a net decrease of $7.5 million to goodwill with corresponding increases to intangible assets amounting to $32.5 million and other liabilities amounting to $23.0 million. The increase in intangible assets was as a result of the finalization of the valuation for acquired intangible assets and the increase to other liabilities is primarily as a result of deferred tax liabilities recorded relating to intangible assets. As a result of this deferred tax liability, the Company released an amount of $22.3 million relating to valuation allowances for deferred tax assets in the fourth quarter of fiscal 2013, and this amount is included in the provision for income taxes for the year ended March 31, 2013. In accordance with the accounting guidance applicable to business combinations, the Company has re-casted the operating results for the quarter ended December 31, 2012 to reflect the release of the valuation allowance for deferred tax assets. Refer to note 20 to the consolidated financial statements for further details.

Other business acquisitions

Additionally, during the fiscal year ended March 31, 2013, the Company completed three other acquisitions that were not individually, nor in the aggregate, significant to the Company's consolidated financial position, results of operations and cash flows. The total consideration, which was paid in cash for these acquisitions, and earn outs related to certain prior period acquisitions amounted to $72.7 million. The total amount of cash acquired from these acquisitions amounted to $80.1 million, resulting in net cash of $7.4 million acquired for these acquisitions during the fiscal year ended 2013. One of the acquired businesses expanded the Company's capabilities primarily in the medical and defense markets; another acquired business will support the hardware product manufacturing needs of an existing customer in the technology industry; and the other acquired business will expand the Company's capabilities primarily in the LED design and manufacturing market. The Company

15. BUSINESS AND ASSET ACQUISITIONS (Continued)

primarily acquired cash, inventory and certain other manufacturing assets, and recorded goodwill of $61.9 million in connection with these acquisitions. The potential amount of future payments which the Company could be required to make under contingent consideration arrangements relating to these acquisitions is not material. The aggregate results of operations for these acquisitions were included in the Company's consolidated financial results beginning on the date of acquisition which amounted to approximately $231.3 million in revenue for the year ended March 31, 2013. Net income during fiscal year ended March 31, 2013 was not significant, individually or in the aggregate, to the consolidated operating results of the Company.

In connection with one of the acquisitions, the Company acquired certain manufacturing assets that were purchased by the acquired company on behalf of an existing customer and will be continued to be used exclusively for the benefit of this customer. These assets are financed by a third party banking institution acting as an agent of the customer under an agreement, the terms of which reset annually. While the Company has the option to settle this obligation in cash, the Company can also settle the obligation related to these assets by returning the respective assets to the customer and cannot be required to pay cash by either the customer or the third party banking institution to settle the obligation. Accordingly, these assets amounting to $251.3 million and the liability amounting to $272.8 million have been included in other current assets and other current liabilities, respectively as of March 31, 2013. The cash flows relating to the purchase of assets by the Company on behalf of the customer amounting to $115.3 million have been included in other investing cash flows for the fiscal year ended March 31, 2013. Net cash inflows amounting to $101.9 million relating to the funding of these assets by the financial institution on behalf of the customer have been included in cash flows from other financing activities during the fiscal year ended March 31, 2013. In conjunction with this acquisition, the Company amended its existing manufacturing agreement with the customer. As part of this agreement, the Company is obligated to reimburse the customer for any shortfall in production if the manufacturing contract is terminated prior to the delivery of a minimum volume of units to be manufactured over the term of the contract. The total commitment under this arrangement amounted to $88.0 million and declines over time as the Company continues to manufacture and deliver products under the arrangement. Payment of this guarantee is not probable as of March 31, 2013.

The Company continues to evaluate certain assets and liabilities related to business combinations completed during the recent periods. Additional information, which existed as of the acquisition date, may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Changes to amounts recorded as assets or liabilities may result in a corresponding adjustment to goodwill.

The goodwill generated from the Company's business combinations completed during the fiscal year ended March 31, 2013 is primarily related to value placed on the employee workforce, service offerings and capabilities, and expected synergies. The goodwill is not deductible for income tax purposes.

Fiscal 2012 business acquisitions

During fiscal year 2012, the Company completed three acquisitions that were not individually, nor in the aggregate significant to the Company's financial position, results of operations and cash flows. The aggregate cash paid for these acquisitions together with cash paid for contingent consideration related to certain prior period acquisitions during the year ended March 31, 2012 totaled approximately $92.3 million, net of cash acquired. The acquired businesses expanded the Company's capabilities in the communications market. The Company primarily acquired inventory and certain other manufacturing assets and recorded goodwill of $8.6 million and customer contract intangibles of $3.9 million in connection with the acquisitions.

Fiscal 2011 business acquisitions

During fiscal year 2011, the Company completed four acquisitions that were not individually, nor in the aggregate significant to the Company's financial position, results of operations and cash flows. The aggregate cash paid for these acquisitions together with cash paid for contingent consideration relating to certain prior

15. BUSINESS AND ASSET ACQUISITIONS (Continued)

period acquisitions during the year ended March 31, 2011 totaled approximately $17.0 million, net of cash acquired. The acquired businesses expanded the Company's capabilities in the medical and infrastructure business groups.

The consolidated financial statements include the operating results of each business combination from the date of acquisition and the related transaction costs incurred which are not material. Pro forma results of operations for the acquisitions completed have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

On April 16, 2013, the Company completed its acquisition of certain manufacturing operations from Google's Motorola Mobility LLC, including a manufacturing and services agreement with mobile devices. The total purchase consideration for this acquisition amounted to $170.6 million. The Company primarily acquired inventory and fixed assets in connection with this acquisition. The financial results of this acquisition are not included in the consolidated financial statements for any period presented. A preliminary purchase price allocation is not yet available for this acquisition.

16. SHARE REPURCHASE PLAN

During fiscal year 2013, the Company repurchased approximately 51.7 million shares for an aggregate purchase value of approximately $334.0 million.

The Company's Board of Directors, on September 13, 2012, authorized the repurchase of up to 10% of the Company's outstanding ordinary shares which was approved by the Company's shareholders at the 2012 Extraordinary General Meeting held on August 30, 2012. Share repurchases by the Company under the share repurchase plans are subject to an aggregate limit of 10% of the Company's ordinary shares outstanding as of the date of the 2012 Extraordinary General Meeting. During fiscal year 2013, the Company repurchased approximately 31.3 million shares for an aggregate purchase value of approximately $200.0 million under this plan, including accrued expenses, and retired all of these shares. As of March 31, 2013, approximately 35.3 million shares were available to be repurchased under this plan.

During the first quarter of fiscal 2013, the Company repurchased the entire remaining amount under a prior share repurchase plan that was approved by the Company's Board of Directors on December 7, 2011 and the Company's shareholders at the 2011 Extraordinary General Meeting held on July 22, 2011, or approximately 20.4 million shares for an aggregate purchase value of approximately $134.0 million, and retired all of these shares.

17. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2013, the Company operates and internally manages a single operating segment, EMS.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net sales:			
Asia	$11,743,140	$15,408,872	$14,620,097
Americas	7,193,063	8,390,521	8,291,784
Europe	4,633,272	5,543,636	5,530,752
	$23,569,475	$29,343,029	$28,442,633

17. SEGMENT REPORTING (Continued)

	As of March 31,	
	2013	2012
	(In thousands)	
Long-lived assets:		
Asia	$1,144,451	$1,126,552
Americas	659,289	554,653
Europe	370,848	395,237
	$2,174,588	$2,076,442

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Mexico, and the United States; "Europe" includes Austria, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Poland, Romania, Slovakia, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2013 and 2012 there were no revenues attributable to Finland.

During fiscal years 2013, 2012 and 2011, net sales generated from Singapore, the principal country of domicile, were approximately $551.7 million, $663.1 million and $578.2 million, respectively.

As of March 31, 2013 and 2012, long-lived assets held in Singapore were approximately $15.9 million and $15.3 million, respectively.

During fiscal year 2013, China, Mexico, United States and Malaysia accounted for approximately 34%, 15%, 11% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2013. As of March 31, 2013, China, Mexico, and the United States accounted for approximately 38%, 13% and 11%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2013.

During fiscal year 2012, China, Mexico, United States and Malaysia accounted for approximately 38%, 14%, 10% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2012. As of March 31, 2012, China and Mexico accounted for approximately 40% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2012.

During fiscal year 2011, China, Mexico and the United States accounted for approximately 38%, 15% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2011.

18. DISCONTINUED OPERATIONS

During fiscal year 2013, the Company finalized the sale of two of its non-core businesses. Total proceeds received from these sales amounted to $22.6 million, net of $1.0 million of cash sold. The Company recognized an aggregate loss of $12.1 million on the sales, which is included in the results from discontinued operations.

In accordance with the accounting guidance, these non-core businesses qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operations and the consolidated balance sheets for all periods presented as applicable.

18. DISCONTINUED OPERATIONS (Continued)

The results from discontinued operations were as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net sales	$ 40,593	$127,258	$237,292
Cost of sales	42,793	145,403	235,710
Gross profit (loss)	(2,200)	(18,145)	1,582
Selling, general and administrative expenses	1,930	8,932	14,577
Intangibles amortization and impairment	11,000	6,325	4,725
Interest and other expense (income), net	11,280	(7)	992
Loss before income taxes	(26,410)	(33,395)	(18,712)
Benefit from income taxes	(959)	(1,390)	(2,670)
Net loss of discontinued operations	$(25,451)	$ (32,005)	$ (16,042)

Interest and other expense (income), net for fiscal year 2013 include the loss on sale of the businesses discussed above.

The current and non-current assets and liabilities of discontinued operations were as follows:

	As of March 31, 2012
	(In thousands)
Accounts receivable, net	$ 9,222
Inventories	11,002
Other current assets	1,418
Total current assets of discontinued operations	$21,642
Property and equipment, net	$30,377
Goodwill and other intangibles, net	11,000
Other assets	40
Total non-current assets of discontinued operations	$41,417
Accounts payable	$14,455
Other current liabilities	10,399
Total current liabilities of discontinued operations	$24,854

As of March 31, 2013, there were no assets or liabilities attributable to discontinued operations.

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS

On February 20, 2013, the Company issued two tranches of Notes of $500 million each, which mature on February 15, 2020 and February 15, 2023, respectively, in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. These notes are senior unsecured obligations and were issued by Flextronics International Limited ("Parent"), and are guaranteed, fully and unconditionally, jointly and severally, on an unsecured basis, by certain of the Company's 100% owned subsidiaries (the "guarantor subsidiaries"). These subsidiary guarantees will terminate upon 1) a sale or other disposition of the guarantor or the sale or disposition of all or substantially all the assets of the guarantor (other than to Flextronics or a subsidiary); 2) such guarantor ceasing to be a guarantor or a borrower under the Company's Term Loan Agreement and the Revolving Line of Credit; 3) defeasance or discharge of the Notes, as provided in the Notes indenture; or 4) if at any time the notes are rated investment grade.

In lieu of providing separate financial statements for the Guarantors, the Company has included the accompanying condensed consolidated financial statements, which are presented using the equity method of

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accounting. The principal elimination entries relate to investment in subsidiaries and intercompany balances and transactions, including transactions with the Company's non-guarantor subsidiaries.

Condensed Consolidating Balance Sheets as of March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 740,515	$ 82,900	$ 763,672	$ —	$ 1,587,087
Accounts receivable	—	458,617	1,653,379	—	2,111,996
Inventories	—	1,063,627	1,658,873	—	2,722,500
Inter company receivable	4,440,955	4,726,673	6,490,274	(15,657,902)	—
Other current assets	6,182	178,585	1,165,051	—	1,349,818
Total current assets	5,187,652	6,510,402	11,731,249	(15,657,902)	7,771,401
Property and equipment, net	—	328,621	1,845,967	—	2,174,588
Goodwill and other intangible assets, net	1,075	40,626	301,851	—	343,552
Other assets	2,498,080	105,136	4,902,815	(7,204,017)	302,014
Investment in subsidiaries	4,127,384	(1,956,014)	16,994,616	(19,165,986)	—
Total assets	$11,814,191	$ 5,028,771	$35,776,498	$(42,027,905)	$10,591,555
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Bank borrowings and current portion of long-term debt	$ 416,594	$ 60	$ —	$ —	$ 416,654
Accounts payable	—	1,077,723	2,627,574	—	3,705,297
Accrued payroll	—	86,073	265,610	—	351,683
Inter company payable	4,963,615	6,093,606	4,600,681	(15,657,902)	—
Other current liabilities	32,440	424,599	1,242,112	—	1,699,151
Total current liabilities	5,412,649	7,682,061	8,735,977	(15,657,902)	6,172,785
Long term liabilities	4,154,784	2,488,279	2,732,966	(7,204,017)	2,172,012
Shareholders' equity	2,246,758	(5,141,569)	24,307,555	(19,165,986)	2,246,758
Total liabilities and shareholders' equity	$11,814,191	$ 5,028,771	$35,776,498	$(42,027,905)	$10,591,555

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Balance Sheets as of March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 649,252	$ 47,865	$ 821,212	$ —	$ 1,518,329
Accounts receivable	—	899,146	1,694,683	—	2,593,829
Inventories	—	1,384,193	1,916,598	—	3,300,791
Inter company receivable	3,304,798	4,260,557	6,120,995	(13,686,350)	—
Current assets of discontinued operations	—	—	21,642	—	21,642
Other current assets	861	167,969	931,129	—	1,099,959
Total current assets	3,954,911	6,759,730	11,506,259	(13,686,350)	8,534,550
Property and equipment, net	—	250,179	1,826,263	—	2,076,442
Goodwill and other intangible assets, net	1,375	28,880	129,669	—	159,924
Long-term assets of discontinued operations	—	—	41,417	—	41,417
Other assets	2,751,324	123,028	4,905,592	(7,558,473)	221,471
Investment in subsidiaries	4,311,902	(2,422,600)	12,355,622	(14,244,924)	—
Total assets	$11,019,512	$ 4,739,217	$30,764,822	$(35,489,747)	$11,033,804
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Bank borrowings and current portion of long-term debt	$ 36,340	$ 3,000	$ —	$ —	$ 39,340
Accounts payable	—	1,334,745	2,960,128	—	4,294,873
Accrued payroll	—	84,510	260,827	—	345,337
Current liabilities of discontinued operations	—	—	24,854	—	24,854
Inter company payable	4,177,361	5,543,119	3,965,870	(13,686,350)	—
Other current liabilities	22,137	638,982	922,662	—	1,583,781
Total current liabilities	4,235,838	7,604,356	8,134,341	(13,686,350)	6,288,185
Long term liabilities	4,499,695	2,693,242	2,827,176	(7,558,473)	2,461,640
Shareholders' equity	2,283,979	(5,558,381)	19,803,305	(14,244,924)	2,283,979
Total liabilities and shareholders' equity	$11,019,512	$ 4,739,217	$30,764,822	$(35,489,747)	$11,033,804

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$14,630,979	$17,768,884	$(8,830,388)	$23,569,475
Cost of sales	—	13,162,397	17,855,384	(8,830,388)	22,187,393
Restructuring charges	—	20,366	195,468	—	215,834
Gross profit (loss)	—	1,448,216	(281,968)	—	1,166,248
Selling, general and administrative expenses	—	199,934	605,301	—	805,235
Intangible amortization	300	7,840	21,389	—	29,529
Restructuring charges	—	1,556	10,044	—	11,600
Interest and other expense (income), net	(1,179,545)	699,459	471,155	—	(8,931)
Income (loss) from continuing operations before income taxes	1,179,245	539,427	(1,389,857)	—	328,815
Provision for income taxes	—	1,708	24,605	—	26,313
Equity in earnings in subsidiaries	(902,194)	(371,682)	586,084	687,792	—
Income from continuing operations	277,051	166,037	(828,378)	687,792	302,502
Loss from discontinued operations, net of tax	—	—	(25,451)	—	(25,451)
Net income (loss)	$ 277,051	$ 166,037	$ (853,829)	$ 687,792	$ 277,051

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$18,852,902	$22,012,300	$(11,522,173)	$29,343,029
Cost of sales	—	17,395,532	21,951,720	(11,522,173)	27,825,079
Gross profit	—	1,457,370	60,580	—	1,517,950
Selling, general and administrative expenses	—	203,673	673,891	—	877,564
Intangible amortization	2,550	11,559	35,463	—	49,572
Interest and other expense (income), net	(442,563)	1,079,398	(620,751)	—	16,084
Income (loss) from continuing operations before income taxes	440,013	162,740	(28,023)	—	574,730
Provision for income taxes	—	1,633	52,327	—	53,960
Equity in earnings in subsidiaries	48,752	13,171	360,673	(422,596)	—
Income from continuing operations	488,765	174,278	280,323	(422,596)	520,770
Loss from discontinued operations, net of tax	—	—	(32,005)	—	(32,005)
Net income (loss)	$ 488,765	$ 174,278	$ 248,318	$ (422,596)	$ 488,765

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$18,257,141	$20,757,338	$(10,571,846)	$28,442,633
Cost of sales	—	16,869,570	20,561,564	(10,571,846)	26,859,288
Gross profit	—	1,387,571	195,774	—	1,583,345
Selling, general and administrative expenses	—	206,314	595,458	—	801,772
Intangible amortization	2,500	19,218	44,470	—	66,188
Interest and other expense (income), net	(40,425)	974,117	(852,617)	—	81,075
Income from continuing operations before income taxes	37,925	187,922	408,463	—	634,310
Provision for income taxes	—	4,638	17,411	—	22,049
Equity in earnings in subsidiaries	558,294	(56,348)	352,163	(854,109)	—
Income from continuing operations	596,219	126,936	743,215	(854,109)	612,261
Loss from discontinued operations, net of tax	—	—	(16,042)	—	(16,042)
Net income (loss)	$596,219	$ 126,936	$ 727,173	$ (854,109)	$ 596,219

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$277,051	$166,037	$(853,829)	$687,792	$277,051
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	(16,289)	6,866	10,377	(17,243)	(16,289)
Unrealized loss on derivative instruments and other, net of zero tax	(20,755)	(21,084)	(20,755)	41,839	(20,755)
Comprehensive income (loss)	$240,007	$151,819	$(864,207)	$712,388	$240,007

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$488,765	$174,278	$248,318	$(422,596)	$488,765
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	(53,616)	41,913	755	(42,668)	(53,616)
Unrealized loss on derivative instruments and other, net of zero tax	(7,575)	(943)	(7,575)	8,518	(7,575)
Comprehensive income (loss)	$427,574	$215,248	$241,498	$(456,746)	$427,574

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$596,219	$126,936	$727,173	$(854,109)	$596,219
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	12,883	22,367	(26,035)	3,668	12,883
Unrealized gain on derivative instruments and other, net of zero tax	23,276	7,632	13,075	(20,707)	23,276
Comprehensive income (loss)	$632,378	$156,935	$714,213	$(871,148)	$632,378

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 1,136,875	$ 588,299	$ (608,973)	$ (771)	$ 1,115,430
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(134,819)	(300,750)	241	(435,328)
Acquisition of businesses, net of cash acquired	—	(20,150)	(163,947)	—	(184,097)
Proceeds from divestitures of operations, net	—	—	22,585	—	22,585
Investing cash flows from (to) affiliates	(1,528,819)	(134,715)	3,468,696	(1,805,162)	—
Other investing activities	—	6,412	(106,771)	—	(100,359)
Net cash provided by (used in) investing activities	(1,528,819)	(283,272)	2,919,813	(1,804,921)	(697,199)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	1,250,000	151	62	—	1,250,213
Repayments of bank borrowings and long-term debt	(379,399)	(3,876)	(8,584)	—	(391,859)
Payments for early repurchase of long-term debt	(756,855)	(243,145)	—		(1,000,000)
Payments for repurchases of ordinary shares	(322,040)	—	—	—	(322,040)
Proceeds from exercise of stock options	22,257	—	—	—	22,257
Financing cash flows from (to) affiliates	693,185	(18,006)	(2,480,871)	1,805,692	—
Other financing activities	—	—	101,851	—	101,851
Net cash provided by (used in) financing activities	507,148	(264,876)	(2,387,542)	1,805,692	(339,578)
Effect of exchange rates on cash	(23,941)	(5,116)	19,162	—	(9,895)
Net change in cash and cash equivalents	91,263	35,035	(57,540)	—	68,758
Cash and cash equivalents, beginning of year	649,252	47,865	821,212	—	1,518,329
Cash and cash equivalents, end of year	$ 740,515	$ 82,900	$ 763,672	$ —	$ 1,587,087

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 412,529	$(190,136)	$ 594,251	$ (12,376)	$ 804,268
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(67,425)	(320,300)	(279)	(388,004)
Acquisition of businesses, net of cash acquired	—	(70,831)	(21,426)	—	(92,257)
Proceeds from divestitures of operations, net	—	—	1,398	—	1,398
Investing cash flows from (to) affiliates	363,716	294,368	1,029,464	(1,687,548)	—
Other investing activities	(1,500)	4,626	(5,627)	—	(2,501)
Net cash provided by (used in) investing activities	362,216	160,738	683,509	(1,687,827)	(481,364)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	2,827,875	—	5,829	—	2,833,704
Repayments of bank borrowings and long-term debt	(2,383,596)	(3,503)	(2,022)	—	(2,389,121)
Payments for early repurchase of long-term debt	(480,000)	—	—	—	(480,000)
Payments for repurchases of ordinary shares	(509,800)	—	—	—	(509,800)
Proceeds from exercise of stock options	23,055	—	—	—	23,055
Financing cash flows from (to) affiliates	(112,398)	16,789	(1,604,594)	1,700,203	—
Net cash provided by (used in) financing activities	(634,864)	13,286	(1,600,787)	1,700,203	(522,162)
Effect of exchange rates on cash	(55,416)	(2,877)	27,409	—	(30,884)
Net change in cash and cash equivalents	84,465	(18,989)	(295,618)	—	(230,142)
Cash and cash equivalents, beginning of year	564,787	66,854	1,116,830	—	1,748,471
Cash and cash equivalents, end of year	$ 649,252	$ 47,865	$ 821,212	$ —	$ 1,518,329

Annual Report

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 106,672	$ 19,730	$ 721,985	$ 8,957	$ 857,344
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(46,358)	(347,421)	(90)	(393,869)
Acquisition of businesses, net of cash acquired	—	—	(16,966)	—	(16,966)
Proceeds from divestitures of operations, net	—	—	625	—	625
Investing cash flows from (to) affiliates	734,710	(18,151)	(4,191,785)	3,475,226	—
Other investing activities	—	(1,877)	(1,154)	—	(3,031)
Net cash provided by (used in) investing activities	734,710	(66,386)	(4,556,701)	3,475,136	(413,241)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	3,471,370	—	124	—	3,471,494
Repayments of bank borrowings and long-term debt	(3,196,937)	(3,571)	(220,086)	—	(3,420,594)
Payments for early repurchase of long-term debt	(308,466)	—	(7,029)	—	(315,495)
Payments for repurchases of ordinary shares	(400,400)	—	—	—	(400,400)
Proceeds from exercise of stock options	23,299	—	—	—	23,299
Financing cash flows from (to) affiliates	(472,891)	(123,929)	4,080,913	(3,484,093)	—
Net cash provided by (used in) financing activities	(884,025)	(127,500)	3,853,922	(3,484,093)	(641,696)
Effect of exchange rates on cash	32,358	3,381	(17,231)	—	18,508
Net change in cash and cash equivalents	(10,285)	(170,775)	1,975	—	(179,085)
Cash and cash equivalents, beginning of year	575,072	237,629	1,114,855	—	1,927,556
Cash and cash equivalents, end of year	$ 564,787	$ 66,854	$ 1,116,830	$ —	$ 1,748,471

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2013 and 2012. Earnings per share are computed independently for each quarter presented; therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2013				Fiscal Year Ended March 31, 2012			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales(1)	$5,975,995	$6,174,841	$6,123,321	$5,295,318	$7,495,288	$8,008,428	$7,469,347	$6,369,966
Gross profit(1)	357,357	366,772	246,462	195,657	400,776	372,518	385,747	358,909
Income (loss) from continuing operations, net of taxes	136,769	160,453	54,596	(49,316)	137,305	133,949	106,206	143,310
Loss from discontinued operations, net of taxes	(8,297)	(9,906)	(7,248)	—	(5,330)	(4,069)	(4,029)	(18,577)
Net income (loss)	128,472	150,547	47,348	(49,316)	131,975	129,880	102,177	124,733
Earnings (loss) per share:								
Income (loss) from continuing operations:								
Basic	$ 0.20	$ 0.24	$ 0.08	$ (0.07)	$ 0.18	$ 0.19	$ 0.15	$ 0.21
Diluted	$ 0.20	$ 0.24	$ 0.08	$ (0.07)	$ 0.18	$ 0.18	$ 0.15	$ 0.20
Loss from discontinued operations:								
Basic	$ (0.01)	$ (0.01)	$ (0.01)	$ —	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ —	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Net income (loss):								
Basic	$ 0.19	$ 0.23	$ 0.07	$ (0.07)	$ 0.18	$ 0.18	$ 0.14	$ 0.18
Diluted	$ 0.19	$ 0.22	$ 0.07	$ (0.07)	$ 0.17	$ 0.18	$ 0.14	$ 0.18

(1) As discussed in note 18 to the financial statements, "Discontinued Operations", during fiscal 2013 the Company finalized the sale of two of its non-core businesses, and is reporting the operating results of these non-core businesses as discontinued operations. Accordingly net sales and gross profit data above have been adjusted to exclude net revenue and gross profit (loss) pertaining to these non-core businesses.

The Company recorded restructuring charges during the third and fourth quarters of fiscal year 2013. The Company classified approximately $98.3 million and $117.5 million of these charges as a component of cost of sales during the third and fourth quarters of fiscal year 2013, respectively, and approximately $4.4 million and $7.2 million of these charges as a component of selling, general and administrative expenses during the third and fourth quarters of fiscal year 2013, respectively.

The Company recognized a $23.0 million gain as a component of other charges (income), net in the three-month period ended September 28, 2012 for the cumulative fair value adjustment of the Company's warrants to purchase common shares of a supplier. These fully-vested warrants, which are derivative instruments, are to be fair valued at each reporting date with gains or losses from changes in fair value recognized in the statements of operations. The gain from changes in fair value recognized in the three-month period ended

20. QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

September 28, 2012 includes an out-of-period adjustment of $12.8 million and for the year ended March 31, 2013 includes an out-of-period adjustment of $5.7 million. Management believes the impact of the error is not material to current or prior fiscal periods.

During the fourth quarter of fiscal 2013, the Company recorded certain purchase accounting adjustments as further discussed in note 15 to the consolidated financial statements which resulted in the release of $22.3 million related to the valuation allowances for deferred tax assets in the fourth quarter of fiscal 2013. In accordance with the accounting guidance applicable to business combinations, the Company has re-casted the operating results for the quarter ended December 31, 2012 in the table above to reflect the release of the valuation allowance for deferred tax assets.

During the fourth quarter of fiscal 2013, the Company recognized an income tax benefit of $9.3 million that related to prior fiscal years, of which $6.1 million related to the fiscal year ended March 31, 2012 and $3.2 million related to years prior to fiscal 2012. Management believes the impact of this error is not material to current or prior fiscal periods.

During the fourth quarter of fiscal 2012, the Company identified certain accounting errors in the statutory to US GAAP adjustments at one of its foreign sites that originated in prior interim and annual periods. Management conducted additional procedures and concluded that these errors were isolated to that location. These errors, which primarily understated cost of sales, totaled $0.8 million in the first nine months of fiscal 2012 and $10.4 million and $8.0 million for the fiscal years ended March 31, 2011 and 2010, and were corrected by the Company as an out-of-period adjustment in the fourth quarter of fiscal 2012. This fourth quarter adjustment was partially offset by the correction of an error identified in the fourth quarter of fiscal 2012 amounting to $4.2 million related to the provisions for income taxes in the prior fiscal 2012 interim periods. Management believes the impact of these items, both individually and in the aggregate, to the fiscal year ended March 31, 2012 and to prior fiscal and interim periods presented was not material. As a result of recording these adjustments in the fourth quarter, net income for the quarter and year ended March 31, 2012 were reduced by $21.5 million ($0.03 per share) and $24.9 million ($0.03 per share), respectively.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2013. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2013, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 2013, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2013.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's annual assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013 excluded the internal control over financial reporting of Saturn , which constitutes, in aggregate, 9.4% and 2.6% of net and total assets, respectively, and 0.4% of net sales and 0.4% of direct cost of sales of the consolidated financial statements as of and for the fiscal year ended March 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of March 31, 2013 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control Over Financial Reporting

On December 3, 2012, we completed the acquisition of Saturn, at which time Saturn became a subsidiary of the Company. See note 15 to the consolidated financial statements for additional information. Other than these business acquisitions, there were no changes in the Company's internal controls over financial reporting that occurred during the year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the internal control over financial reporting of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Saturn Electronics and Engineering Inc., which was acquired on December 3, 2012 and whose financial statements constitute 9.4% and 2.6% of net and total assets, respectively, 0.4% of net sales and 0.4% of direct cost of sales of the consolidated financial statement amounts as of and for the year ended March 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at Saturn Electronics and Engineering Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated May 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 28, 2013

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II—Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* The following exhibits are filed with this annual report on Form 10-K:

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	8-K	000-23354	10-24-11	10.01	
4.02	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.03	Amendment No. 1 dated October 22, 2007 to Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-08-08	10.01	
4.04	Amendment No. 2 dated December 28, 2007 to Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-08-08	10.02	
4.05	Amendment No. 1 dated September 10, 2012 to Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	10-Q	000-23354	10-26-12	4.01	
4.06	Amendment No. 2 dated September 28, 2012 to Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	10-Q	000-23354	10-26-12	4.02	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
4.07	Indenture, dated as of February 20, 2013, by and between the Company, the Guarantors party thereto and U.S. Bank National Association, as Trustee.	8-K	000-23354	02-22-13	4.01	
4.08	Form of 4.625% Note due 2020	8-K	000-23354	02-22-13	4.02	
4.09	Form of 5.000% Note due 2023	8-K	000-23354	02-22-13	4.03	
4.10	Registration Rights Agreement, dated as of February 20, 2013, by and between the Company, the Guarantors named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the initial purchasers named therein	8-K	000-23354	02-22-13	4.04	
4.11	First Supplemental Indenture, dated as of March 28, 2013, among the Company, the Guarantor party thereto and U.S. Bank National Association, as Trustee, to the Indenture, dated as of February 20, 2013, by and between the Company, the Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the Company's 4.625% Notes due 2020 and 5.000% Notes due 2023					X
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.05	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.06	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.07	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.08	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.09	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.10	Flextronics International Ltd. 2010 Equity Incentive Plan.†	8-K	000-23354	07-28-10	10.01	
10.11	Form of Share Option Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.02	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.12	Form of Restricted Share Unit Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.03	
10.13	Form of Share Bonus Award Agreement under 2001 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.04	
10.14	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.15	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	
10.16	Summary of Directors' Compensation†	10-Q	000-23354	07-30-12	10.06	
10.17	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.18	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005.†	10-Q	000-23354	08-05-08	10.03	
10.19	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan.†	10-Q	000-23354	02-05-09	10.03	
10.20	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007.†	10-K	000-23354	05-20-09	10.23	
10.21	Award Agreement for Francois Barbier under Senior Management Deferred Compensation Plan, dated July 22, 2005.†	10-Q	000-23354	08-05-10	10.08	
10.22	Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of July 22, 2005.†	8-K	000-23354	07-07-06	10.01	
10.23	Addendum to Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of June 30, 2006.†	8-K	000-23354	07-07-06	10.02	
10.24	Description of Annual Incentive Bonus Plan for Fiscal 2014†					X
10.25	Executive Incentive Compensation Recoupment Policy†	10-Q	000-23354	08-05-10	10.06	
10.26	Francois Barbier Offer Letter, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.01	
10.27	Francois Barbier Relocation Expenses Addendum, dated as of March 5, 2013†					X
10.28	Francois Barbier Confirmation Date Letter, dated as of August 30, 2010†	8-K	000-23354	09-03-10	10.03	
10.29	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11-03-10	10.04	

Exhibit No.	Exhibit	Form	Incorporated by Reference		Exhibit No.	Filed Herewith
			File No.	Filing Date		
10.30	Form of Restricted Stock Unit Award Under 2010 Equity Incentive Plan†	10-Q	000-23354	08-09-11	10.01	
10.31	Form of Amendment to certain senior executive Share Bonus Award Agreements under the 2001 Equity Incentive Plan†	10-Q	000-23354	02-04-13	10.01	
10.32	Form of Amendment to certain senior executive Restricted Share Unit Agreements under the 2010 Equity Incentive Plan†	10-Q	000-23354	02-04-13	10.02	
10.33	Form of Restricted Share Unit Award Agreement under the 2010 Equity Incentive Plan for certain performance based awards†	10-Q	000-23354	02-04-13	10.03	
10.34	Form of Award Agreement under 2010 Deferred Compensation Plan†	10-Q	000-23354	07-30-12	10.01	
10.35	Compensation Arrangements of Certain Executive Officers of Flextronics International Ltd.†					X
10.36	Award Agreement for Christopher Collier under Senior Management Deferred Compensation Plan dated June 30, 2005†	10-Q	000-23354	08-08-07	10.02	
10.37	Award Agreement for Paul Humphries under Senior Management Deferred Compensation Plan dated June 30, 2005†	10-Q	000-23354	07-30-12	10.04	
10.38	Jonathan Hoak Offer Letter dated December 8, 2010†	10-Q	000-23354	07-30-12	10.05	
10.39	Separation Agreement between Flextronics International USA, Inc. and Eslie C. Sykes dated November 26, 2012†					X
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X

Annual Report

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Scheme Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

---

* This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flextronics International Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flextronics International Ltd.

By: /s/ MICHAEL M. MCNAMARA

Michael M. McNamara
Chief Executive Officer

Date: May 28, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael M. McNamara and Christopher Collier and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL M. MCNAMARA Michael M. McNamara	Chief Executive Officer and Director (Principal Executive Officer)	May 28, 2013
/s/ CHRISTOPHER COLLIER Christopher Collier	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2013
/s/ H. RAYMOND BINGHAM H. Raymond Bingham	Chairman of the Board	May 28, 2013
/s/ JAMES A. DAVIDSON James A. Davidson	Director	May 28, 2013
/s/ DANIEL H. SCHULMAN Daniel H. Schulman	Director	May 28, 2013
/s/ WILLY SHIH, PH.D. Willy Shih, Ph.D.	Director	May 28, 2013
/s/ WILLIAM D. WATKINS William D. Watkins	Director	May 28, 2013

Signature	Title	Date
/s/ LAY KOON TAN Lay Koon Tan	Director	May 28, 2013
/s/ LAWRENCE A. ZIMMERMAN Lawrence A. Zimmerman	Director	May 28, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference: Form	File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	8-K	000-23354	10-24-11	10.01	
4.02	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.03	Amendment No. 1 dated October 22, 2007 to Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-08-08	10.01	
4.04	Amendment No. 2 dated December 28, 2007 to Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-08-08	10.02	
4.05	Amendment No. 1 dated September 10, 2012 to Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	10-Q	000-23354	10-26-12	4.01	
4.06	Amendment No. 2 dated September 28, 2012 to Credit Agreement, dated as of October 19, 2011, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the other Lenders party thereto.	10-Q	000-23354	10-26-12	4.02	

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
4.07	Indenture, dated as of February 20, 2013, by and between the Company, the Guarantors party thereto and U.S. Bank National Association, as Trustee.	8-K	000-23354	02-22-13	4.01	
4.08	Form of 4.625% Note due 2020	8-K	000-23354	02-22-13	4.02	
4.09	Form of 5.000% Note due 2023	8-K	000-23354	02-22-13	4.03	
4.10	Registration Rights Agreement, dated as of February 20, 2013, by and between the Company, the Guarantors named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the initial purchasers named therein	8-K	000-23354	02-22-13	4.04	
4.11	First Supplemental Indenture, dated as of March 28, 2013, among the Company, the Guarantor party thereto and U.S. Bank National Association, as Trustee, to the Indenture, dated as of February 20, 2013, by and between the Company, the Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the Company's 4.625% Notes due 2020 and 5.000% Notes due 2023					X
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.05	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.06	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.07	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.08	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.09	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.10	Flextronics International Ltd. 2010 Equity Incentive Plan.†	8-K	000-23354	07-28-10	10.01	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.11	Form of Share Option Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.02	
10.12	Form of Restricted Share Unit Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.03	
10.13	Form of Share Bonus Award Agreement under 2001 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.04	
10.14	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.15	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	
10.16	Summary of Directors' Compensation†	10-Q	000-23354	07-30-12	10.06	
10.17	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.18	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005.†	10-Q	000-23354	08-05-08	10.03	
10.19	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan.†	10-Q	000-23354	02-05-09	10.03	
10.20	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007.†	10-K	000-23354	05-20-09	10.23	
10.21	Award Agreement for Francois Barbier under Senior Management Deferred Compensation Plan, dated July 22, 2005.†	10-Q	000-23354	08-05-10	10.08	
10.22	Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of July 22, 2005.†	8-K	000-23354	07-07-06	10.01	
10.23	Addendum to Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of June 30, 2006.†	8-K	000-23354	07-07-06	10.02	
10.24	Description of Annual Incentive Bonus Plan for Fiscal 2014†					X
10.25	Executive Incentive Compensation Recoupment Policy†	10-Q	000-23354	08-05-10	10.06	
10.26	Francois Barbier Offer Letter, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.01	
10.27	Francois Barbier Relocation Expenses Addendum, dated as of March 5, 2013†					X
10.28	Francois Barbier Confirmation Date Letter, dated as of August 30, 2010†	8-K	000-23354	09-03-10	10.03	

Annual Report

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.29	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11-03-10	10.04	
10.30	Form of Restricted Stock Unit Award Under 2010 Equity Incentive Plan†	10-Q	000-23354	08-09-11	10.01	
10.31	Form of Amendment to certain senior executive Share Bonus Award Agreements under the 2001 Equity Incentive Plan†	10-Q	000-23354	02-04-13	10.01	
10.32	Form of Amendment to certain senior executive Restricted Share Unit Agreements under the 2010 Equity Incentive Plan†	10-Q	000-23354	02-04-13	10.02	
10.33	Form of Restricted Share Unit Award Agreement under the 2010 Equity Incentive Plan for certain performance based awards†	10-Q	000-23354	02-04-13	10.03	
10.34	Form of Award Agreement under 2010 Deferred Compensation Plan†	10-Q	000-23354	07-30-12	10.01	
10.35	Compensation Arrangements of Certain Executive Officers of Flextronics International Ltd.†					X
10.36	Award Agreement for Christopher Collier under Senior Management Deferred Compensation Plan dated June 30, 2005†	10-Q	000-23354	08-08-07	10.02	
10.37	Award Agreement for Paul Humphries under Senior Management Deferred Compensation Plan dated June 30, 2005†	10-Q	000-23354	07-30-12	10.04	
10.38	Jonathan Hoak Offer Letter dated December 8, 2010†	10-Q	000-23354	07-30-12	10.05	
10.39	Separation Agreement between Flextronics International USA, Inc. and Eslie C. Sykes dated November 26, 2012†					X
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Incorporated by Reference Filing Date	Exhibit No.	Filed Herewith
32.02*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Scheme Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

* This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flextronics International Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

† Management contract, compensatory plan or arrangement.

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FLEXTRONICS INTERNATIONAL LTD.
AND SUBSIDIARIES
(Company Registration Number 199002645H)

SINGAPORE STATUTORY FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2013

Singapore Statutory Financial Statements

(This page has been left blank intentionally.)

SINGAPORE STATUTORY FINANCIAL STATEMENTS

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES

(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

INDEX

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
Co. Rg. No. 199002645H
REPORT OF THE DIRECTORS
MARCH 31, 2013
(U.S. dollars in thousands unless otherwise designated as Singapore dollars, S$)

The directors present their report together with the audited financial statements of Flextronics International Ltd. (the "Parent") and the consolidated financial statements of Flextronics International Ltd. and its subsidiaries (the "Company") for the financial year ended March 31, 2013.

Directors

The directors of Flextronics International Ltd. in office at the date of this report are:

H. Raymond Bingham
James A. Davidson
Michael M. McNamara
Daniel H. Schulman
Willy Chao-Wei Shih, Ph.D.
William D. Watkins
Lay Koon Tan
Lawrence A. Zimmerman

Arrangements to Enable Directors to Acquire Benefits by Means of the Acquisition of Shares and Debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Parent to acquire benefits by means of the acquisition of shares or debentures in the Parent or any other body corporate except for the options mentioned below.

Directors' Interests in Shares and Debentures

The interest of the directors who held office at the end of the fiscal year ended March 31, 2013 (including those held by their spouses and infant children) in the share capital or debentures of the Parent and related corporations were as follows:

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

	Interest Held	
Ordinary Shares, no Par Value, in Flextronics International Ltd.	As of March 31, 2012	As of March 31, 2013
H. Raymond Bingham(1)	142,599	178,262
James A. Davidson(1)	139,263	160,661
Robert L. Edwards(5)	49,920	—
Michael M. McNamara(2)(3)	514,470	514,470
Daniel H. Schulman(1)	49,920	71,318
Willy Chao-Wei Shih, Ph.D.(1)	64,044	85,442
Lay Koon Tan(1)	606	9,557
Lip-Bu Tan(5)	103,429	—
William D. Watkins(1)	49,920	71,318
Lawrence A. Zimmerman(4)	—	—

(1) As of March 31, 2012 and 2013, Mr. Bingham also held an interest in 35,663 and 37,879 contingent share bonus awards, respectively. Messrs. Davidson, Shih, Schulman and Watkins each held interests in 21,398 contingent share bonus awards as of March 31, 2012. Messrs. Davidson, Shih, Schulman, Watkins, and Lay Koon Tan each held interests in 22,727 contingent share bonus awards as of March 31, 2013. The contingent shares bonus awards for each year vest on the date immediately prior to the date of the Parent's 2012 and 2013 annual general meetings, respectively.

(2) As of March 31, 2012 and 2013, Mr. McNamara also held interests in 800,000 and 1,210,000 contingent share bonus awards, respectively, which are not included in the totals above. These share bonus awards comprise ordinary shares of the Parent to be allotted and issued pursuant to the 2010 Equity Incentive Plan and the 2001 Equity Incentive Plan upon satisfaction of the terms and conditions set by the committee administering the plans upon the grant of such contingent share bonus awards.

(3) As of March 31, 2012 and 2013, Mr. McNamara also held interests in 800,000 and 1,250,000 share bonus awards where vesting is contingent upon meeting certain market criteria.

(4) Mr. Zimmerman was appointed to the Board of Directors on October 31, 2012 and at the time of his appointment as well as at the end of the fiscal year 2013, his interest held in the Parent was zero. Mr. Zimmerman also held an interest in 18,746 contingent share bonus awards which vest on the date immediately prior to the date of the Parent's 2013 annual general meeting.

(5) Messrs. Edwards and Lip Bu Tan were directors of the Company as of March 31, 2012 and had resigned from the Board as of March 31, 2013. They each held interests in 21,398 contingent share bonus awards as of March 31, 2012.

Options to acquire ordinary shares, no par value, in Flextronics International Ltd.

Name	As of March 31, 2012	As of March 31, 2013	Exercise Price	Exercisable Period
H. Raymond Bingham	12,500	—	$11.40	09.27.07 to 09.27.12
	12,500	12,500	$ 7.08	09.30.08 to 09.30.13
James A. Davidson	12,500	—	$11.40	09.27.07 to 09.27.12
	12,500	12,500	$ 7.08	09.30.08 to 09.30.13
Robert L. Edwards(2)	25,000	—	$ 5.28	10.13.08 to 10.13.13
Michael M. McNamara	2,000,000	—	$ 7.90	07.01.02 to 07.01.12
	600,000	—	$ 8.84	09.03.02 to 09.03.12
	200,000	200,000	$11.53	08.23.04 to 08.23.14
	3,000,000	3,000,000	$12.37	05.13.05 to 05.13.15
	700,000	700,000	$11.23	04.17.06 to 04.17.16
	2,000,000	2,000,000	$10.59	06.02.08 to 06.02.15
	2,000,000	2,000,000	$10.59(1)	06.02.08 to 06.02.15
	2,000,000	2,000,000	$ 2.26	12.05.08 to 12.05.15
	2,000,000	2,000,000	$ 1.94	03.02.09 to 03.02.16
Daniel H. Schulman	25,000	25,000	$ 4.24	06.18.09 to 06.18.14
Willy Shih, Ph.D.	25,000	25,000	$11.00	01.10.08 to 01.10.18
	12,500	12,500	$ 7.08	09.30.08 to 09.30.13
Lip-Bu Tan(2)	12,500	—	$11.40	09.27.07 to 09.27.12
	12,500	—	$ 7.08	09.30.08 to 09.30.13
William D. Watkins	25,000	25,000	$ 3.39	04.14.09 to 04.14.14

(1) This option grant to Michael M. McNamara is not exercisable unless it is both vested and the stock price is equal to or greater than $12.50 on the exercise date.

(2) Messrs. Edwards and Lip Bu Tan had resigned from the Board of Directors as of March 31, 2013 and as a result their interests in the Company's options are reflected as of March 31, 2012.

Other than as disclosed above, no other directors of the Parent had an interest in any shares, debentures or share options of the Parent or related corporations either at the beginning or the end of the financial year as recorded in the register of directors' shareholdings kept by the Parent under section 164 of the Singapore Companies Act Chapter 50.

Directors' Receipt and Entitlement to Contractual Benefits

Other than as disclosed above, since the end of the previous financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, Chapter 50, by reason of a contract made by the Parent or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except the benefit included in the aggregate amount of emoluments received or due and receivable under their employment contracts.

Share Option and Award Plans (Schemes)

2010 Equity Incentive Plan

During the financial year ended March 31, 2011, the Company began granting equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"). During the financial year ended March 31, 2013, options for a total of 19,000 ordinary shares in the Parent were granted under the 2010 Plan with an exercise price ranging from $6.42 to $6.65 and a weighted-average exercise price of $6.57.

During the financial year ended March 31, 2013, share bonus awards for a total of 9,582,867 ordinary shares in the Parent were granted under the 2010 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $5.77 to $7.81, a weighted-average grant-date market value of $6.74. Upon the satisfaction of prescribed time-based and/or market-based vesting conditions, ordinary shares in the Parent will be issued, free of payment, to the participants. There is no exercise price payable.

During the financial year ended March 31, 2013, a total of 5,398,331 ordinary shares in the Parent were issued by virtue of the exercise of options. As of March 31, 2013, the number and class of unissued shares underlying options was 34,405,564 ordinary shares, net of cancellation of options for 4,148,765 ordinary shares during the financial year 2013.

During the financial year ended March 31, 2013, a total of 1,506,234 ordinary shares in the Parent were issued by virtue of the vesting of share bonus awards granted under the 2010 Plan. As of March 31, 2013, the number and class of unissued shares comprised in share bonus awards granted under the 2010 Plan was 21,807,069 ordinary shares, net of cancellation of share bonus awards for 2,234,832 ordinary shares during the financial year 2013.

The expiration dates range from April 2013 to February 2020.

Holders of options granted under the 2010 Equity Incentive Plan have no rights to participate, by virtue of such options, in any share issuances of any other company.

Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**

Director

/s/ **MICHAEL M. MCNAMARA**

Director

Singapore
May 28, 2013

Statement of Directors

In the opinion of the directors, the accompanying supplementary financial statements of Flextronics International Ltd. (the "Parent") and consolidated financial statements of Flextronics International Ltd. and its subsidiaries (the "Company"), as set out on pages S-52 to S-63 and pages S-8 through S-51, respectively, are drawn up so as to give a true and fair view of the state of affairs of the Parent and of the Company as of March 31, 2013, and of the results, changes in equity and cash flows of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Parent will be able to pay its debts when they fall due.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 28, 2013

Singapore Statutory Financial Statements

Independent Auditors' Report to the Members of Flextronics International Ltd.

Report on the Financial Statements

We have audited the accompanying Consolidated Financial Statements of Flextronics International Ltd. and its subsidiaries (the "Company") and the Supplementary Financial Statements of Flextronics International Ltd. (the "Parent") which comprise the balance sheets of the Parent as at March 31, 2013, and a summary of significant accounting policies and other explanatory notes, as set out on pages S-8 to S-63.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of Singapore Companies Act (the "Act") and accounting principles generally accepted in the United States of America and for devising and maintaining a system of internal accounting controls sufficient to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

The Parent accounted for investments in subsidiaries using the equity method. Under this method, the Parent's investments in subsidiaries are reported as a separate line in the Parent's balance sheet. Accounting principles generally accepted in the United States of America require that these investments be consolidated rather than reported using the equity method.

Qualified Opinion

Except for the effects of the matter described in the Basis for Qualified Opinion paragraph, in our opinion the Consolidated Financial Statements of the Company and the balance sheet of the Parent are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America (the use of which is approved by the Accounting and Corporate Regulatory Authority of Singapore) so as to give a true and fair view of the state of affairs of the Company and of the Parent as at March 31, 2013 and of the results, changes in equity and cash flows of the Company for the year ended on that date.

Other Matters

The accompanying Consolidated Financial Statements of the Company as at March 31, 2013, and for the year then ended, have been included in the Annual Report for the financial year ended March 31, 2013 filed with the United States Securities and Exchange Commission. Together with the Supplementary Financial Statements of the Parent, these Consolidated Financial Statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Report on Other Legal and Regulatory Requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Public Accountants and
Certified Public Accountants

Singapore
May 28, 2013

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2013	2012
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,587,087	$ 1,518,329
Accounts receivable, net of allowance for doubtful accounts of $10,877 and $38,905 as of March 31, 2013 and 2012, respectively	2,111,996	2,593,829
Inventories	2,722,500	3,300,791
Current assets of discontinued operations	—	21,642
Other current assets	1,349,818	1,099,959
Total current assets	7,771,401	8,534,550
Property and equipment, net	2,174,588	2,076,442
Goodwill and other intangible assets, net	343,552	159,924
Long-term assets of discontinued operations	—	41,417
Other assets	302,014	221,471
Total assets	$10,591,555	$11,033,804
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings and current portion of long-term debt	$ 416,654	$ 39,340
Accounts payable	3,705,297	4,294,873
Accrued payroll	351,683	345,337
Current liabilities of discontinued operations	—	24,854
Other current liabilities	1,699,151	1,583,781
Total current liabilities	6,172,785	6,288,185
Long-term debt, net of current portion	1,650,973	2,149,333
Other liabilities	521,039	312,307
Commitments and contingencies (Note 10)		
Shareholders' equity		
Ordinary shares, no par value; 689,159,139 and 733,979,527 issued, and 638,919,784 and 683,740,173 outstanding as of March 31, 2013 and 2012, respectively	8,015,142	8,292,370
Treasury stock, at cost; 50,239,355 shares as of March 31, 2013 and 2012	(388,215)	(388,215)
Accumulated deficit	(5,302,688)	(5,579,739)
Accumulated other comprehensive loss	(77,481)	(40,437)
Total shareholders' equity	2,246,758	2,283,979
Total liabilities and shareholders' equity	$10,591,555	$11,033,804

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands, except per share amounts)		
Net sales	$23,569,475	$29,343,029	$28,442,633
Cost of sales	22,187,393	27,825,079	26,859,288
Restructuring charges	215,834	—	—
Gross profit	1,166,248	1,517,950	1,583,345
Selling, general and administrative expenses	805,235	877,564	801,772
Intangible amortization	29,529	49,572	66,188
Restructuring charges	11,600	—	—
Other charges (income), net	(65,190)	(19,935)	6,127
Interest and other expense, net	56,259	36,019	74,948
Income from continuing operations before income taxes	328,815	574,730	634,310
Provision for income taxes	26,313	53,960	22,049
Income from continuing operations	302,502	520,770	612,261
Loss from discontinued operations, net of tax	(25,451)	(32,005)	(16,042)
Net income	$ 277,051	$ 488,765	$ 596,219
Earnings per share:			
Income from continuing operations:			
Basic	$ 0.46	$ 0.73	$ 0.79
Diluted	$ 0.45	$ 0.72	$ 0.77
Loss from discontinued operations:			
Basic	$ (0.04)	$ (0.04)	$ (0.02)
Diluted	$ (0.04)	$ (0.04)	$ (0.02)
Net income:			
Basic	$ 0.42	$ 0.68	$ 0.77
Diluted	$ 0.41	$ 0.67	$ 0.75
Weighted-average shares used in computing per share amounts:			
Basic	662,874	716,247	777,315
Diluted	675,033	727,807	790,192

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net income	$277,051	$488,765	$596,219
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of zero tax	(16,289)	(53,616)	12,883
Unrealized gain (loss) on derivative instruments and other, net of zero tax	(20,755)	(7,575)	23,276
Comprehensive income	$240,007	$427,574	$632,378

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares			Accumulated Other Comprehensive Income (Loss)			
	Shares Outstanding	Amount	Retained Earnings (Deficit)	Unrealized Gain (Loss) on Derivative Instruments and Other	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
				(In thousands)			
BALANCE AT MARCH 31, 2010	813,429	$8,664,695	$(6,664,723)	$(13,803)	$ (1,602)	$(15,405)	$1,984,567
Repurchase of ordinary shares at cost	(65,411)	(400,400)	—	—	—	—	(400,400)
Exercise of stock options	6,217	23,299	—	—	—	—	23,299
Issuance of vested shares under share bonus awards	2,759	—	—	—	—	—	—
Net income	—	—	596,219	—	—	—	596,219
Stock-based compensation, net of tax	—	54,852	—	—	—	—	54,852
Total other comprehensive income	—	—	—	23,276	12,883	36,159	36,159
BALANCE AT MARCH 31, 2011	756,994	8,342,446	(6,068,504)	9,473	11,281	20,754	2,294,696
Repurchase of ordinary shares at cost	(81,688)	(509,800)	—	—	—	—	(509,800)
Exercise of stock options	5,879	23,055	—	—	—	—	23,055
Issuance of vested shares under share bonus awards	2,555	—	—	—	—	—	—
Net income	—	—	488,765	—	—	—	488,765
Stock-based compensation, net of tax	—	48,454	—	—	—	—	48,454
Total other comprehensive loss	—	—	—	(7,575)	(53,616)	(61,191)	(61,191)
BALANCE AT MARCH 31, 2012	683,740	7,904,155	(5,579,739)	1,898	(42,335)	(40,437)	2,283,979
Repurchase of ordinary shares at cost	(51,725)	(334,014)	—	—	—	—	(334,014)
Exercise of stock options	5,398	22,257	—	—	—	—	22,257
Issuance of vested shares under share bonus awards	1,507	—	—	—	—	—	—
Net income	—	—	277,051	—	—	—	277,051
Stock-based compensation, net of tax	—	34,529	—	—	—	—	34,529
Total other comprehensive loss	—	—	—	(20,755)	(16,289)	(37,044)	(37,044)
BALANCE AT MARCH 31, 2013	638,920	$7,626,927	$(5,302,688)	$(18,857)	$(58,624)	$(77,481)	$2,246,758

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 277,051	$ 488,765	$ 596,219
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	566,357	521,923	471,668
Provision for doubtful accounts	6,643	30,330	4,043
Non-cash other expense (income)	(52,408)	(33,563)	2,831
Stock-based compensation	34,529	48,454	55,237
Deferred income taxes and other non-cash income taxes	(32,647)	(1,022)	(51,198)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	519,140	(30,249)	26,519
Inventories	596,131	301,053	(664,738)
Other current and noncurrent assets	61,567	29,683	(337,057)
Accounts payable	(671,424)	(750,169)	609,868
Other current and noncurrent liabilities	(189,509)	199,063	143,952
Net cash provided by operating activities	1,115,430	804,268	857,344
Cash flows from investing activities:			
Purchases of property and equipment	(488,993)	(437,191)	(470,702)
Proceeds from the disposition of property and equipment	53,665	49,187	76,833
Acquisition of businesses, net of cash acquired	(184,097)	(92,257)	(16,966)
Proceeds from divestitures of operations, net	22,585	1,398	625
Other investing activities, net	(100,359)	(2,501)	(3,031)
Net cash used in investing activities	(697,199)	(481,364)	(413,241)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	1,250,213	2,833,704	3,471,494
Repayments of bank borrowings and long-term debt	(391,859)	(2,389,121)	(3,420,594)
Payments for early repurchase of long-term debt	(1,000,000)	(480,000)	(315,495)
Payments for repurchases of ordinary shares	(322,040)	(509,800)	(400,400)
Proceeds from exercise of stock options	22,257	23,055	23,299
Other financing activities, net	101,851	—	—
Net cash used in financing activities	(339,578)	(522,162)	(641,696)
Effect of exchange rates on cash	(9,895)	(30,884)	18,508
Net change in cash and cash equivalents	68,758	(230,142)	(179,085)
Cash and cash equivalents, beginning of year	1,518,329	1,748,471	1,927,556
Cash and cash equivalents, end of year	$ 1,587,087	$ 1,518,329	$ 1,748,471

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years through a combination of organic growth and acquisitions. The Company is a leading global provider of advanced design, manufacturing and services to original equipment manufacturers ("OEMs") of a broad range of electronic products in the following markets: High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, and defense and aerospace businesses; High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, and consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets, and printers; Industrial and Emerging Industries ("IEI"), which is comprised of large household appliances, equipment, and our emerging industries businesses; and Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses. The Company's strategy is to provide customers with a full range of cost competitive, global supply chain services through which the Company can design, build, ship and service a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid and flexible printed circuit board fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, warranty services, re-manufacturing and maintenance), supply chain management software solutions and component product offerings. Additionally, the Company provides a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of its customers.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on June 29, 2012, July 1, 2011 and July 2, 2010, respectively, and the second fiscal quarter ended on September 28, 2012, September 30, 2011 and October 1, 2010, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners. As of March 31, 2013 and 2012, the noncontrolling interest was not material. The associated noncontrolling owners' interest in the income or losses of these companies has not been material to the Company's results of operations for any of the periods presented, and has been classified within interest and other expense, net, in the consolidated statements of operations.

In fiscal year 2013, the Company finalized the sale of certain assets of a non-core business, including intellectual property. In addition, the Company completed the sale of another non-core business during fiscal year 2013. In accordance with the accounting guidance, these non-core businesses represent separate asset groups and the divestitures qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operation and consolidated balance sheets for all periods presented as applicable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of stock options and share bonus awards granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet dates. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for any of the periods presented, and have been classified as a component of interest and other expense, net in the consolidated statements of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal substantive customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for any of the periods presented.

The Company provides services for its customers that range from contract design to manufacturing and logistics to repair services. For contract design services the customer purchases engineering and development services on a time and materials basis. For original product design services the Company develops products to be offered for sale by OEM customers under the OEM's brand name. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales for all periods presented, and accordingly, are included in net sales in the consolidated statements of operations. The Company recognized research and development costs related to its ODM personal computing business of $78.9 million and $46.5 million for the fiscal years ended March 31, 2012 and 2011, respectively. Research and development activities related to ODM personal computing had ceased by the end of fiscal year 2012.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash and cash equivalents, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2013, 2012 and 2011:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2011(4)	$13,163	$ 3,877	$ (3,818)	$13,222
Year ended March 31, 2012(1)(2)(4)	$13,222	$30,122	$ (4,439)	$38,905
Year ended March 31, 2013(2)(3)	$38,905	$ 6,643	$(34,671)	$10,877

(1) Deductions/write-offs amount for fiscal year 2012 includes $3.9 million, which was previously reserved and the underlying accounts receivable balance was reclassified to non-current assets in fiscal year 2012, and carried net of its specific reserve.

(2) Included in amounts charged to costs and expenses in fiscal year 2012 is $28.0 million related to a distressed customer, which was written off in fiscal year 2013.

(3) Deductions/write-offs amount for fiscal year 2013 also includes $5.8 million, which was previously reserved and the underlying accounts receivable balance was reclassified to non-current assets in fiscal year 2013 and is carried net of its specific reserve.

(4) Included in amounts charged to costs and expense in fiscal year 2012 and fiscal year 2011 is $0.2 million, respectively, related to discontinued operations.

No customer accounted for greater than 10% of the Company's net sales in fiscal 2013. Two customers accounted for approximately 11% and 10%, respectively of the Company's net sales in fiscal 2012. One of these customers accounted for approximately 11% of the Company's net sales in fiscal years 2011. The Company's ten largest customers accounted for approximately 47%, 55% and 52% of its net sales, in fiscal years 2013, 2012 and 2011, respectively. As of March 31, 2013 and 2012, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the issuer's or the fund's total assets measured at the time of purchase or $10.0 million, whichever is greater.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at note 7 to the consolidated financial statements.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31, 2013	As of March 31, 2012
	(In thousands)	
Cash and bank balances	$1,089,697	$1,174,423
Money market funds and time deposits	497,390	343,906
	$1,587,087	$1,518,329

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
Raw materials	$1,683,098	$1,952,358
Work-in-progress	421,706	537,753
Finished goods	617,696	810,680
	$2,722,500	$3,300,791

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2013	2012
		(In thousands)	
Machinery and equipment	3 - 10	$ 2,668,996	$ 2,677,387
Buildings	30	1,032,595	1,024,247
Leasehold improvements	up to 30	384,519	283,340
Furniture, fixtures, computer equipment and software	3 - 7	399,368	373,174
Land	—	127,241	126,314
Construction-in-progress	—	139,032	87,461
		4,751,751	4,571,923
Accumulated depreciation and amortization		(2,577,163)	(2,495,481)
Property and equipment, net		$ 2,174,588	$ 2,076,442

Total depreciation expense associated with property and equipment amounted to approximately $412.3 million, $407.5 million and $384.3 million in fiscal years 2013, 2012 and 2011, respectively. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in note 9 and discontinued operations as discussed in note 18 to the consolidated financial statements.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to note 12 for a discussion of impairment charges recorded in fiscal year 2013.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronics Manufacturing Services ("EMS"). If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired. The Company performed its goodwill impairment assessment on January 31, 2013 and did not elect to perform the qualitative "Step Zero" assessment. Instead the Company performed a quantitative assessment of its goodwill at the afore-mentioned date. Based on this assessment the Company determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit exceeded the carrying value.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2013 and 2012:

	As of March 31,	
	2013	2012
	(In thousands)	
Balance, beginning of the year, net of accumulated impairment of $5,949,977	$101,670	$ 93,207
Additions(1)	160,609	8,607
Purchase accounting adjustments and reclassification to other intangibles(2)	—	601
Foreign currency translation adjustments	(274)	(745)
Balance, end of period, net of accumulated impairment of $5,949,977	$262,005	$101,670

(1) For fiscal year 2013, additions to goodwill were primarily related to $98.7 million added from the acquisition of Saturn Electronics and Engineering, Inc ("Saturn"). The remainder of the additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. For fiscal year 2012, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in note 15.

(2) Includes adjustments and reclassifications based on management's estimates resulting from their review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition. These adjustments, reclassifications and acquisitions were not individually, nor in the aggregate, significant to the Company.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets as of the year ended March 31, 2013 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangible assets, which primarily include contractual agreements and customer relationships; and licenses and other intangible assets, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Other intangible assets as of March 31, 2013 were primarily comprised of $10.3 million of developed technology related to the acquisition of Saturn Electronics and Engineering, Inc ("Saturn"). Generally customer-related intangible assets are amortized on an accelerated method based on expected cash flows, primarily over a period of up to eight years. Licenses and other intangible assets are generally amortized on a straight line basis over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal year 2013, the gross carrying amount of customer-related intangibles increased by $50.7 million in connection with business acquisitions as described in detail at note 15 to the consolidated financial statements. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The components of acquired intangible assets are as follows:

	As of March 31, 2013			As of March 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)			
Intangible assets:						
Customer-related intangibles . . .	$294,310	$(224,517)	$69,793	$243,681	$(199,238)	$44,443
Licenses and other intangibles .	21,040	(9,286)	11,754	22,740	(8,929)	13,811
Total	$315,350	$(233,803)	$81,547	$266,421	$(208,167)	$58,254

The gross carrying amounts of intangible assets are removed when the recorded amounts have been fully amortized. During the year ended March 31, 2013, the Company sold certain patents with a net carrying amount of $8.6 million. The Company also recognized a charge for impairment of customer-related intangible assets with a net carrying amount of $10.0 million, which is included in the results from discontinued operations, in connection with the sale of a non-core business based on the carrying value of net assets and the sale proceeds. Total intangible asset amortization expense recognized in continuing operations during fiscal years 2013, 2012 and 2011 was $29.5 million, $49.6 million and $66.2 million, respectively. As of March 31, 2013, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.3 years and 3.3 years for customer-related intangibles, and licenses and other intangible assets, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2014	$26,383
2015	21,436
2016	16,778
2017	10,069
2018	5,179
Thereafter	1,702
Total amortization expense	$81,547

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in the spot currency rates and the change in the present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency LIBOR rates over the maximum length

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in note 7 to the consolidated financial statements.

Other Current Assets / Other Assets

Other current assets includes approximately $412.4 million and $514.9 million as of March 31, 2013 and 2012, respectively for the deferred purchase price receivable from our Global and North American Asset-Backed Securitization programs. See note 8 to the consolidated financial statements for additional information regarding the Company's participation in its trade receivables securitization programs. Additionally, the balance as of March 31, 2013 includes $74.4 million relating to the fair value of certain fully vested warrants to purchase common stock of a supplier. These warrants were exercised and the underlying shares were sold subsequent to year end for total proceeds of $67.3 million resulting in a $7.1 million realized loss that will be recognized during the Company's fiscal quarter ending June 28, 2013. Also included in other current assets as of March 31, 2013 is an amount of $251.3 million relating to certain assets purchased on behalf of a customer and financed by a third party banking institution as further described in note 15 to the consolidated financial statements.

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies and an equity investment in a publicly traded company, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20% but less than 50%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2013 and 2012, the Company's equity investments in non-majority owned companies totaled $26.8 million and $38.6 million, respectively. The equity in the earnings or losses of the Company's equity method investments was not material to the consolidated results of operations for any period presented in these consolidated financial statements.

Other Current Liabilities

Other current liabilities includes deferred revenue amounting to $227.0 million and $329.6 million and customer working capital advances amounting to $214.1 million and $326.6 million as of March 31, 2013 and 2012, respectively. Also included in other current liabilities as of March 31, 2013 is an amount of $272.8 million relating to amounts financed by a third party banking institution for the purchase of assets on behalf of a customer as further described in note 15 to the consolidated financial statements.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

intended purpose in accordance with developed exit plans. See note 12 to the consolidated financial statements for additional information regarding restructuring charges.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance which requires an entity to measure obligations resulting from joint and several liability arrangements, including the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors, as well as discussion of the nature of such obligations.

In February 2013, the FASB issued guidance which requires an entity to disclose amounts reclassified out of accumulated other comprehensive income by component for each period an income statement is presented to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This disclosure is effective for the Company beginning in fiscal year 2014.

In December 2011, the FASB issued guidance which requires an entity to disclose information about offsetting and related arrangements to enable financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of setoff associated with the entity's recognized financial assets and liabilities, on the entity's financial position. The new disclosures will enable financial statement users to compare balance sheets prepared under U.S. GAAP and International Financial Reporting Standards (IFRS), which are subject to different offsetting models. The disclosures will be limited to financial instruments (and derivatives) subject to enforceable master netting arrangements or similar agreements. Similar agreements include derivative clearing agreements, global master repurchase agreements, and global master securities lending agreements. Financial instruments and transactions that will be subject to the disclosure requirements may include derivatives, repurchase and reverse repurchase agreements, and securities lending and borrowing arrangements. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The guidance is effective for the Company beginning in fiscal year 2014. The adoption of this guidance will not have a significant impact to the Company's consolidated financial statements.

3. SHARE-BASED COMPENSATION

Equity Compensation Plans

During fiscal year 2013, the Company granted equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"). As of March 31, 2013, the Company had approximately 43.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and expire seven years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted to employees is determined by the Company's Board of Directors or the Compensation Committee and may not be less than the closing price of the Company's ordinary shares on the date of grant.

The Company also grants share bonus awards under its equity compensation plan. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and market conditions.

3. SHARE-BASED COMPENSATION (Continued)

Share-Based Compensation Expense

The following table summarizes the Company's share-based compensation expense:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Cost of sales	$ 5,163	$ 7,446	$10,249
Selling, general and administrative expenses	29,366	41,008	44,988
Total share-based compensation expense	$34,529	$48,454	$55,237

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual forfeitures.

As of March 31, 2013, the total unrecognized compensation cost related to unvested share options granted to employees under the Company's equity compensation plans was approximately $1.9 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.9 years and will be adjusted for estimated forfeitures. As of March 31, 2013, the total unrecognized compensation cost related to unvested share bonus awards granted to employees was approximately $71.4 million, net of estimated forfeitures. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.5 years and will be adjusted for estimated forfeitures. Approximately $8.0 million of the unrecognized compensation cost, net of forfeitures, is related to share bonus awards granted to certain key employees whereby vesting is contingent on meeting a certain market condition.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of share options over the share-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2013, 2012 and 2011, the Company did not recognize any excess tax benefits as a financing cash inflow.

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of share options granted using the Black-Scholes valuation method and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted, other than those awards with a market condition, is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards whereby vesting is contingent on meeting certain market conditions, the fair value is determined using a Monte Carlo simulation.

Expected Term—The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's share options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share options.

Expected Volatility—The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic share price.

Expected Dividend—The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

3. SHARE-BASED COMPENSATION (Continued)

The fair value of the Company's share options granted to employees for fiscal years 2013, 2012 and 2011 other than those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2013	2012	2011
Expected term	4.1 years	4.1 years	4.1 years
Expected volatility	46.9%	46.9%	46.9%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.9%	1.1%	1.6%
Weighted-average fair value	$2.48	$2.57	$2.80

Options granted during the 2013, 2012 and 2011 fiscal years had contractual lives of seven years.

Share-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2013		2012		2011	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	43,933,660	$7.78	53,942,458	$ 7.61	62,868,569	$7.16
Granted	19,000	6.57	599,800	6.80	2,063,748	7.21
Exercised	(5,398,331)	4.12	(5,879,405)	3.92	(6,215,867)	7.44
Forfeited	(4,148,765)	8.32	(4,729,193)	10.45	(4,773,992)	6.55
Outstanding, end of fiscal year	34,405,564	$8.29	43,933,660	$ 7.78	53,942,458	$7.61
Options exercisable, end of fiscal year	33,662,480	$8.31	37,021,049	$ 8.44	34,237,404	$9.23

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise for options exercised in-the-money) under the Company's equity compensation plans was $13.0 million, $17.1 million and $22.9 million during fiscal years 2013, 2012 and 2011, respectively.

Cash received from option exercises was $22.3 million, $23.1 million and $23.3 million for fiscal years 2013, 2012 and 2011, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 - $ 2.26	8,271,934	2.74	$ 2.18	8,271,934	$ 2.18
$ 3.39 - $ 5.75	6,736,382	3.35	5.55	6,670,480	5.55
$ 5.87 - $ 7.07	552,685	4.27	6.53	350,536	6.58
$ 7.08 - $10.59	8,041,703	2.50	10.10	7,566,670	10.25
$10.67 - $11.41	1,171,246	3.02	11.21	1,171,246	11.21
$11.53 - $13.98	6,965,166	1.87	12.24	6,965,166	12.24
$14.34 - $23.02	2,666,448	0.94	17.44	2,666,448	17.44
$ 1.94 - $23.02	34,405,564	2.52	$ 8.29	33,662,480	$ 8.31
Options vested and expected to vest	34,350,265	2.53	$ 8.31		

As of March 31, 2013, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $46.2 million, $46.2 million and $46.1 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2013

3. SHARE-BASED COMPENSATION (Continued)

for the approximately 15.2 million options that were in-the-money at March 31, 2013. As of March 31, 2013, the weighted average remaining contractual life for options exercisable was 2.47 years.

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2013		2012		2011	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	15,965,268	$6.91	13,801,942	$8.04	8,801,609	$10.31
Granted	9,582,867	6.74	9,213,456	6.78	9,739,375	7.01
Vested	(1,506,234)	7.51	(2,555,165)	9.34	(2,758,593)	10.37
Forfeited	(2,234,832)	6.86	(4,494,965)	8.60	(1,980,449)	9.74
Unvested share bonus awards outstanding, end of fiscal year	21,807,069	$6.80	15,965,268	$6.91	13,801,942	$ 8.04

Of the 21.8 million unvested share bonus awards outstanding as of the year ended March 31, 2013, approximately 3.9 million represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics' total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index and will vest over a period of three years. Of the 3.9 million awards that were outstanding as of the year ended March 31, 2013, 2.1 million were granted in fiscal year 2013 at an estimated average grant-date fair value of $7.63 per share, 1.0 million were granted in fiscal year 2012 at an average grant-date fair value of $7.78 per share, and 0.8 million were granted in fiscal year 2011 at an average grant-date fair value of $7.32 per share. In accordance with accounting guidance, the Company will continue to recognize share-based compensation expense for these awards with market conditions regardless of whether such awards will ultimately vest. The actual number of shares to be issued can range from zero to 4.1 million for the 2013 grants, zero to 1.6 million for the 2012 grants, and zero to 1.2 million for the 2011 grants. The awards granted during fiscal year 2011 will expire in June 2013, and are not expected to vest.

The total intrinsic value of share bonus awards vested under the Company's equity compensation plans was $9.7 million, $17.7 million and $19.6 million during fiscal years 2013, 2012 and 2011, respectively, based on the closing price of the Company's ordinary shares on the date vested.

4. EARNINGS PER SHARE

Basic earnings per share for both continuing and discontinued operations exclude dilution and are computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share for both continuing and discontinued operations reflect the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

4. EARNINGS PER SHARE (Continued)

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income from continuing and discontinued operations per share:

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands, except per share amounts)		
Basic earnings from continuing and discontinued operations per share:			
Income from continuing operations	$302,502	$520,770	$612,261
Loss from discontinued operations	$ (25,451)	$ (32,005)	$ (16,042)
Net income	$277,051	$488,765	$596,219
Shares used in computation:			
Weighted-average ordinary shares outstanding	662,874	716,247	777,315
Basic earnings from continuing operations per share	$ 0.46	$ 0.73	$ 0.79
Basic loss from discontinued operations per share	$ (0.04)	$ (0.04)	$ (0.02)
Basic earnings per share	$ 0.42	$ 0.68	$ 0.77
Diluted earnings from continuing and discontinued operations per share:			
Income from continuing operations	$302,502	$520,770	$612,261
Loss from discontinued operations	$ (25,451)	$ (32,005)	$ (16,042)
Net income	$277,051	$488,765	$596,219
Shares used in computation:			
Weighted-average ordinary shares outstanding	662,874	716,247	777,315
Weighted-average ordinary share equivalents from stock options and awards(1)	12,159	11,560	12,877
Weighted-average ordinary shares and ordinary share equivalents outstanding(2)	675,033	727,807	790,192
Diluted earnings from continuing operations per share	$ 0.45	$ 0.72	$ 0.77
Diluted loss from discontinued operations per share	$ (0.04)	$ (0.04)	$ (0.02)
Diluted earnings per share	$ 0.41	$ 0.67	$ 0.75

(1) Options to purchase ordinary shares of 20.6 million, 24.2 million and 25.5 million during fiscal years 2013, 2012 and 2011, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) On August 2, 2010 the Company paid approximately $240.0 million to redeem its 1% Convertible Subordinated Notes upon maturity. The notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). On the maturity date, the Company's stock price was less than the conversion spread, and therefore no shares were issued. For the year ended March 31, 2011, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents.

5. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2013	2012	2011
	(In thousands)		
Net cash paid for:			
Interest	$66,071	$42,067	$83,133
Income taxes	$52,306	$66,013	$77,690
Non-cash investing activity:			
Accounts payable for fixed assets purchases	$89,718	$63,671	$73,036

6. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31, 2013	As of March 31, 2012
	(In thousands)	
4.625% Notes due February 2020	$ 500,000	$ —
5.000% Notes due February 2023	500,000	—
Term Loan, including current portion, due in October 2014	170,340	1,179,595
Term Loan, including current portion, due in installments through October 2016	517,500	487,500
Asia Term Loans	375,000	377,000
Outstanding under revolving line of credit	—	140,000
Other	4,787	4,578
	2,067,627	2,188,673
Current portion	(416,654)	(39,340)
Non-current portion	$1,650,973	$2,149,333

The weighted average interest rate for the Company's long-term debt was 3.5% as of March 31, 2013.

Repayments of the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2014	$ 416,654
2015	211,136
2016	41,250
2017	393,750
2018	—
Thereafter	1,004,837
Total	$2,067,627

Capital lease obligations of $9.1 million and $11.6 million, consisting of short-term obligations of $2.8 million and $3.1 million and long term obligations of $6.3 million and $8.5 million are included in current and non-current liabilities on the Company's balance sheets as of March 31, 2013 and 2012, respectively.

Notes due February 2020 and February 2023

On February 20, 2013, the Company issued $500.0 million of 4.625% Notes due February 15, 2020 and $500.0 million of 5.000% Notes due February 15, 2023 (collectively the "Notes") in a private offering pursuant to Rule 144A and Regulation S under the Securities Act . The Company received net proceeds of approximately $990.6 million from the issuance and used those proceeds, together with $9.4 million of cash on hand, to repay $1.0 billion of outstanding borrowings under its 2007 term loan facility.

Interest on the Notes is payable semi-annually, commencing on August 15, 2013. The Notes are senior unsecured obligations of the Company, rank equally with all of the Company's other existing and future senior and unsecured debt obligations, and are guaranteed, jointly and severally, fully and unconditionally on an unsecured basis, by each of the Company's 100% owned subsidiaries that guarantees indebtedness under, or is a borrower under, the Company's Term Loan Agreement and Revolving Line of Credit.

At any time prior to maturity, the Company may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus an applicable premium and accrued and unpaid interest, if any, to the applicable redemption date. Upon the occurrence of a change of control repurchase event (as defined in the Notes indenture), the Company must offer to repurchase the Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

The indenture governing the Notes contains covenants that, among other things, restrict the ability of the Company and certain of the Company's subsidiaries to create liens; enter into sale-leaseback transactions; create, incur, issue, assume or guarantee any funded debt; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person. These covenants are subject to a number of significant limitations and exceptions set forth in the indenture. The indenture also provides for customary events of default, including, but not limited to, cross defaults to certain specified other debt of the Company and its subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default under the agreement occurs or is continuing, the applicable trustee or holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all of the Notes to be due and payable immediately. As of March 31, 2013, the Company was in compliance with the covenants in the indenture governing the Notes.

In connection with the issuance of the Notes, the Company entered into a registration rights agreement under which it has agreed to consummate an offer registered with the Securities and Exchange Commission to issue new notes having terms substantially identical to the Notes (except that the new notes will not be subject to restrictions on transfer) in exchange for outstanding Notes. In some circumstances, the Company may be required to file a shelf registration statement to cover resales of the Notes. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the Notes under certain circumstances.

Term Loan Agreement and Revolving Line of Credit

On October 19, 2011, the Company entered into a five-year $2.0 billion Credit Facility consisting of a $1.5 billion Revolving Credit Facility and a $500.0 million term loan, which expires in October 2016. The Revolving Credit Facility due 2016 replaced the Company's $2.0 billion revolving credit facility, which was due to mature in May 2012 and the $500.0 million term loan refinanced the outstanding amount of its $500.0 million tranche under the Company's $1.7 billion term loan, which was due to mature in October 2012. During fiscal year 2013, the Company increased the limit on the term loan by $50 million and borrowed the entire incremental amount. Additionally, the Company repaid a total principal amount of $20 million on the term loan during fiscal year 2013. Borrowings under the Credit Facility bear interest, at the Company's option, either at (i) LIBOR plus the applicable margin for LIBOR loans ranging between 1.25% and 2.25%, based on the Company's credit ratings or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50% and LIBOR for a one-month interest period plus 1.00%) plus an applicable margin ranging between 0.25% and 1.25%, based on the Company's credit rating. The Company is required to pay a quarterly commitment fee ranging between 0.20% and 0.45% per annum on the daily unused amount of the $1.5 billion Revolving Credit Facility based on the Company's credit rating.

This Credit Facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This Credit Facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio, as defined therein, during its term. As of March 31, 2013, the Company was in compliance with the covenants under this Credit Facility.

Term Loan Agreement

The Company entered into a $1.8 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007.

During the fiscal year ended March 31, 2008, the Company borrowed $1.7 billion under this term loan agreement. Of this amount, $500.0 million was scheduled to mature in October 2012 and the remainder was scheduled to mature in October 2014. The Company may prepay the loans at any time at 100% of par plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. On October 19, 2011, the

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Company repaid $480 million, which was the outstanding portion of the $500.0 million due to mature in October 2012. On February 20, 2013, the Company repaid $1.0 billion of the $1.2 billion outstanding that is scheduled to mature in October 2014.

Borrowings under this term loan agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

This term loan agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This term loan agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement), during the term of the agreement. Borrowings under this term loan agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2013, the Company was in compliance with the covenants under this term loan agreement.

Asia Term Loans

On September 27, 2010, the Company entered into a $50.0 million term loan agreement with a bank based in Asia, which matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Company, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.50% or the prime rate plus, in each case 1.00%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Company has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Company.

On September 28, 2010, the Company entered into a $130.0 million term loan facility with a bank in Asia, which matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Company paid a non-refundable fee of $1.4 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Company entered into a $200.0 million term loan facility with a bank in Asia, which matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Company paid a non-refundable fee of $1.0 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

The Asia Term Loans are unsecured, and contain customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. The Asia Term Loans also require the Company maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement) during the terms of the agreements. As of March 31, 2013, the Company was in compliance with the covenants under these facilities.

Other Credit Lines

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $274.2 million in the aggregate. There were no borrowings outstanding under these facilities as of March 31, 2013 and 2012. These facilities, lines of credit and other loans bear annual interest at the respective country's inter-bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates in future fiscal years. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

Redemption of 1% Convertible Subordinated Notes

During August 2010, the Company paid $240.0 million to redeem its 1% Convertible Subordinated Notes at par upon maturity plus accrued interest. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price) in stock. On the maturity date, the Company's stock price was less than the conversion price, and therefore no ordinary shares were issued.

6. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Tender and Redemption of 6.25% Senior Subordinated Notes

During December 2010, the Company paid approximately $308.5 million to redeem the remaining aggregate principal balance of $302.2 million of these notes at a redemption price of 102.083% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $13.2 million during the fiscal year ended March 31, 2011, consisting of the redemption price premium of approximately $6.3 million, and approximately $6.9 million primarily for the write-off of the unamortized debt issuance costs. The loss is recorded in other charges (income), net in the consolidated statement of operations.

7. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution were not material.

7. FINANCIAL INSTRUMENTS (Continued)

As of March 31, 2013, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $4.8 billion as summarized below:

	Foreign Currency Amount		Notional Contract Value in USD	
Currency	Buy	Sell	Buy	Sell
	(In thousands)			
Cash Flow Hedges				
CNY	3,000,150	—	$ 482,766	$ —
HUF	12,088,000	—	50,873	—
MXN	1,336,500	—	108,211	—
MYR	336,600	—	108,633	—
SGD	51,400	—	41,392	—
Other	N/A	N/A	74,656	19,274
			866,531	19,274
Other Forward/Swap Contracts				
BRL	246,600	357,600	122,461	177,584
CAD	96,882	110,148	95,217	108,227
CNY	2,859,783	2,761,232	457,942	444,296
EUR	429,846	507,592	552,066	651,993
GBP	37,697	53,424	57,085	80,774
HUF	15,445,300	15,731,600	65,003	66,208
JPY	9,228,849	6,257,347	97,870	66,686
MXN	1,474,585	1,193,310	119,391	96,617
MYR	168,093	23,037	54,250	7,435
SEK	1,186,018	1,285,135	181,993	197,289
Other	N/A	N/A	176,996	77,142
			1,980,274	1,974,251
Total Notional Contract Value in USD			$2,846,805	$1,993,525

As of March 31, 2013 and 2012, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheets. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in non-functional currencies and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statements of operations. As of March 31, 2013 and 2012, the Company also has included net deferred gains and losses, respectively, in accumulated other comprehensive income (loss), a component of shareholders' equity in the consolidated balance sheets, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and any deferred losses as of March 31, 2013 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statements of operations.

7. FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair value of the Company's derivative instruments located on the consolidated balance sheets utilized for foreign currency risk management purposes at March 31, 2013 and 2012:

	Fair Values of Derivative Instruments					
	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	March 31, 2013	March 31, 2012	Balance Sheet Location	March 31, 2013	March 31, 2012
	(In thousands)					
Derivatives designated as hedging instruments						
Foreign currency contracts	Other current assets	$11,032	$10,075	Other current liabilities	$ 3,999	$1,905
Derivatives not designated as hedging instruments						
Foreign currency contracts	Other current assets	$16,531	$10,894	Other current liabilities	$11,291	$6,200

8. TRADE RECEIVABLES SECURITIZATION

The Company sells trade receivables under two asset-backed securitization programs and an accounts receivable factoring program.

Asset-Backed Securitization Programs

The Company continuously sells designated pools of trade receivables under its Global Asset-Backed Securitization Agreement (the "Global Program") and its North American Asset-Backed Securitization Agreement (the "North American Program," collectively, the "ABS Programs") to affiliated special purpose entities, each of which in turn sells 100% of the receivables to unaffiliated financial institutions. These programs allow the operating subsidiaries to receive a cash payment and a deferred purchase price receivable for sold receivables. Following the transfer of the receivables to the special purpose entities, the transferred receivables are isolated from the Company and its affiliates, and upon the sale of the receivables from the special purpose entity to the unaffiliated financial institutions effective control of the transferred receivables is passed to the unaffiliated financial institutions, which has the right to pledge or sell the receivables. Although the special purpose entities are consolidated by the Company, they are separate corporate entities and their assets are available first to satisfy the claims of their creditors. The investment limits by the financial institutions are $500.0 million for the Global Program and $300.0 million for the North American Program and require a minimum level of deferred purchase price receivable to be retained by the Company in connection with the sales.

The Company services, administers and collects the receivables on behalf of the special purpose entities and receives a servicing fee of 0.5% to 1.00% of serviced receivables per annum. Servicing fees recognized during the fiscal years ended March 31, 2013, 2012 and 2011 were not material and are included in interest and other expense, net within the consolidated statements of operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets and liabilities are recognized.

Effective April 1, 2010, the Company adopted two new accounting standards, the first of which removed the concept of a qualifying special purpose entity and created more stringent conditions for reporting the transfer of a financial asset as a sale. The second standard amended the consolidation guidance for determining the primary beneficiary of a variable interest entity. As a result of the adoption of the second standard, the Company was deemed to be the primary beneficiary of the special purpose entity to which the pool of trade receivables was sold under the Global Program and, as such, was required to consolidate the special purpose entity; the Company had previously been consolidating the special purpose entity under the North American Program. The North American Program was amended effective April 1, 2010 and the Global Program was amended effective September 29, 2010 in each case to provide for the sale by the special purpose entities of 100% of the eligible receivables to the unaffiliated financial institutions; previously the special purpose entities had retained a partial interest in the sold receivables. Upon adoption of these standards, the balance of receivables sold for cash under the Global Program as of April 1, 2010, totaling $217.1 million, was recorded as accounts receivable and short-term bank borrowings in the opening balance sheet of fiscal year 2011. Upon collection of these receivables the

8. TRADE RECEIVABLES SECURITIZATION (Continued)

Company recorded cash from operations offset by repayments of bank borrowings from financing activities in the consolidated statements of cash flows during the year ended March 31, 2011. As of March 31, 2013 and 2012, the accounts receivable balances that were sold under the ABS Programs were removed from the consolidated balance sheets and the net cash proceeds received by the Company were included as cash provided by operating activities in the consolidated statements of cash flows.

Although the Company still consolidates the special purpose entities, as a result of the amendments to the North American Program effective April 1, 2010 and the Global Program on September 29, 2010, all of the receivables sold to the unaffiliated financial institutions for cash are removed from the consolidated balance sheet and the cash received is no longer accounted for as a secured borrowing. The portion of the purchase price for the receivables which is not paid by the unaffiliated financial institutions in cash is a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction.

As of March 31, 2013, approximately $1.0 billion of accounts receivable had been sold to the special purpose entities under the ABS Programs for which the Company had received net cash proceeds of $556.9 million and deferred purchase price receivables of $412.4 million. As of March 31, 2012, approximately $1.1 billion of accounts receivable had been sold to the special purpose entities for which the Company had received net cash proceeds of $556.8 million and deferred purchase price receivables of $514.9 million. The deferred purchase price receivables are included in other current assets as of March 31, 2013 and 2012, and were carried at the expected recovery amount of the related receivables. The difference between the carrying amount of the receivables sold under these programs and the sum of the cash and fair value of the deferred purchase price receivables received at time of transfer is recognized as a loss on sale of the related receivables and recorded in interest and other expense, net in the consolidated statements of operations; such amounts were $7.2 million, $10.9 million and $8.0 million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

For the fiscal years ended March 31, 2013, 2012 and 2011, cash flows from sales of receivables under the ABS Programs consisted of approximately $3.5 billion, $4.7 billion and $2.4 billion, respectively for transfers of receivables (of which approximately $0.7 billion, $0.6 billion and $0.6 billion, respectively represented new transfers and the remainder proceeds from collections reinvested in revolving-period transfers).

The following table summarizes the activity in the deferred purchase price receivables account during the fiscal years ended March 31, 2013 and 2012:

	As of March 31,	
	2013	2012
	(In thousands)	
Beginning balance	$ 514,895	$ 459,994
Transfers of receivables	3,896,495	4,922,541
Collections	(3,999,033)	(4,867,640)
Ending balance	$ 412,357	$ 514,895

Trade Accounts Receivable Sale Programs

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $163.6 million and $110.5 million as of March 31, 2013 and 2012, respectively. For the years ended March 31, 2013, 2012 and 2011, total accounts receivables sold to certain third party banking institutions was approximately $1.1 billion, $2.0 billion and $2.5 billion, respectively. The receivables that were sold were removed from the consolidated balance sheets and were reflected as cash provided by operating activities in the consolidated statements of cash flows.

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1—Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

The Company has deferred compensation plans for its officers and certain other employees. Deferred amounts under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Company's deferred compensation plan assets are included in other noncurrent assets on the consolidated balance sheets and include investments in equity securities and mutual funds that are valued using active market prices.

The Company values available for sale investments using level 1 inputs which are active market trading prices.

Level 2—Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalent and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Company values foreign exchange forward contracts using level 2 observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The Company's cash equivalents are comprised of bank deposits and money market funds, which are valued using level 2 inputs, such as interest rates and maturity periods. Due to their short-term nature, their carrying amount approximates fair value.

The Company's deferred compensation plan assets also include money market funds, mutual funds, corporate and government bonds and certain convertible securities that are valued using prices obtained from various pricing sources. These sources price these investments using certain market indices and the performance of these investments in relation to these indices. As a result, the Company has classified these investments as level 2 in the fair value hierarchy.

Level 3—Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company has accrued for contingent consideration in connection with its business acquisitions, which is measured at fair value based on certain internal models and inputs. The following table summarizes the activities related to contingent consideration:

	As of March 31,	
	2013	2012
	(In thousands)	
Beginning balance	$ 1,151	$1,293
Additions to accrual	25,000	513
Payments	(1,151)	(655)
Ending balance	$25,000	$1,151

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

The Company values deferred purchase price receivables relating to its Asset-Backed Securitization Program based on a discounted cash flow analysis using unobservable inputs (i.e. level 3 inputs), which are primarily risk free interest rates adjusted for the credit quality of the underlying creditor Due to its high credit quality and short term maturity, their fair value approximates carrying value. Significant increases in either of the significant unobservable inputs (credit spread or risk free interest rate) in isolation would result in lower fair value estimates, however is insignificant. The interrelationship between these inputs is also insignificant. Refer to note 8 to the notes of consolidated financial statements for a reconciliation of the change in the deferred purchase price receivable.

The Company has warrants to purchase up to 1.35 million shares of the common stock of a certain supplier at a weighted-average price of $7.33 per share. The warrants expire on May 18, 2018. These fully vested warrants, which are derivative instruments, are fair valued at each reporting date with gains or losses from changes in fair value recognized in the consolidated statements of operations. The Company values these warrants based on the Black-Scholes option-valuation model using unobservable inputs classified as level 3 in the fair value hierarchy. Significant changes in any of the significant unobservable inputs in isolation would result in a change in the fair value estimate, but in each case, the amount would be insignificant. The interrelationship between these inputs is also insignificant. As of March 31, 2013, the Company used the following assumptions to fair value these warrants:

	As of March 31, 2013
Remaining life	5 years
Volatility	58%
Dividend yield	0%
Risk-free rate	0.80%

The following table summarizes the changes in the fair value adjustment of these warrants:

	Amount (In thousands)
Balance, March 31, 2012	$ —
Fair value adjustment	74,437
Balance, March 31, 2013	$74,437

There were no transfers between levels in the fair value hierarchy during fiscal years 2013 and 2012.

Singapore Statutory Financial Statements

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2012:

	Fair Value Measurements as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Money market funds and time deposits (Note 2)	$ —	$497,390	$ —	$497,390
Deferred purchase price receivable (Note 8)	—	—	412,357	412,357
Foreign exchange forward contracts (Note 7)	—	27,563	—	27,563
Warrants to purchase common shares (Note 2)	—	—	74,437	74,437
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	6,931	40,972	—	47,903
Liabilities:				
Foreign exchange forward contracts (Note 7)	$ —	$ (15,290)	$ —	$ (15,290)
Contingent consideration in connection with acquistions	—	—	(25,000)	(25,000)

	Fair Value Measurements as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Money market funds and time deposits (Note 2)	$ —	$343,906	$ —	$343,906
Deferred purchase price receivable (Note 8)	—	—	514,895	514,895
Foreign exchange forward contracts (Note 7)	—	20,969	—	20,969
Available for sale investments (Note 2)	5,994	—	—	5,994
Deferred compensation plan assets:				
Mutual funds, money market accounts and equity securities	3,411	54,241	—	57,652
Liabilities:				
Foreign exchange forward contracts (Note 7)	$ —	$ (8,105)	$ —	$ (8,105)
Contingent consideration in connection with acquistions	—	—	(1,151)	(1,151)

Assets Measured at Fair Value on a Nonrecurring Basis

The Company has certain long-lived assets that are measured at fair value on a nonrecurring basis, and are as follows:

	Fair Value Measurements as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Assets held for sale	$—	$11,089	$—	$11,089
Property and equipment	—	25,331	—	25,331

	Fair Value Measurements as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Assets held for sale	$—	$16,701	$—	$16,701

Assets held for sale

Assets held for sale are recorded at the lesser of the carrying value or fair value, which is based on comparable sales from prevailing market data (level 2 inputs). As of March 31, 2013 and March 31, 2012, no impairment charges were recorded for assets that were no longer in use and held for sale which exclude those assets that have been identified as relating to discontinued operations as discussed further in note 18 to the consolidated financial statements. The assets held for sale primarily represent manufacturing facilities that have been closed as part of the Company's historical facility consolidations.

9. FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Continued)

Property and equipment

During the fiscal year 2013, the Company recognized impairment charges relating to certain long-lived assets classified as 'held-for-use' since the carrying value of such assets exceeded the fair value, based on the sales of comparable assets, as a result of its restructuring activities as further discussed in note 12 to the consolidated financial statements.

There were no material fair value adjustments or other transfers between levels in the fair value hierarchy for these long-lived assets during the fiscal years 2013 and 2012.

Other financial instruments

The following table presents the Company's liabilities not carried at fair value as at March 31, 2013 and 2012:

	As of March 31, 2013		As of March 31, 2012		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In thousands)		(In thousands)		
Revolving credit facility	$ —	$ —	$ 140,000	$ 140,000	Level 2
Term loan dated October 1, 2007	170,340	170,496	1,179,595	1,171,959	Level 1
Term loan dated October 19, 2011	517,500	518,794	487,500	482,625	Level 1
4.625% Notes dated February 20, 2013 (due 2020)	500,000	507,190	—	—	Level 1
5.000% Notes dated February 20, 2013 (due 2023)	500,000	500,000	—	—	Level 1
Asia term loans	375,000	375,343	377,000	374,394	Level 2
Total	$2,062,840	$2,071,823	$2,184,095	$2,168,978	

Revolving credit facility—The carrying amount approximates fair value due to the short term nature of the interest rates underlying any borrowings under this facility, though the facility itself is available to the Company on a long term basis.

Term loans dated October 1, 2007 and October 19, 2011—The term loans are valued based on broker trading prices in active markets.

Notes dated February 20, 2013—The notes are valued based on broker trading prices in active markets.

Asia term loans—The Company's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the Term Loan Agreements dated October 1, 2007, and October 19, 2011, management estimates the respective trading prices would be approximately the same.

10. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2013 and 2012, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material.

10. COMMITMENTS AND CONTINGENCIES (Continued)

The Company also leases certain of its facilities and equipment under non-cancelable operating leases. These operating leases expire in various years through 2028 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2014	$140,599
2015	106,084
2016	83,227
2017	65,807
2018	47,347
Thereafter	113,893
Total minimum lease payments	$556,957

Total rent expense amounted to $138.8 million, $160.5 million and $153.2 million in fiscal years 2013, 2012 and 2011, respectively.

Litigation and other legal matters

From time to time, we are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in its consolidated balance sheet, would not be material to the financial statements as a whole.

11. INCOME TAXES

The domestic (Singapore) and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Domestic	$170,071	$186,855	$231,209
Foreign	158,744	387,875	403,101
Total	$328,815	$574,730	$634,310

The provision for income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Current:			
Domestic	$ 680	$ 303	$ (972)
Foreign	60,466	56,100	26,671
	61,146	56,403	25,699
Deferred:			
Domestic	(1,187)	386	(319)
Foreign	(33,646)	(2,829)	(3,331)
	(34,833)	(2,443)	(3,650)
Provision for income taxes	$ 26,313	$53,960	$22,049

11. INCOME TAXES (Continued)

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2013, 2012 and 2011. The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Income taxes based on domestic statutory rates	$ 55,899	$ 95,858	$106,725
Effect of tax rate differential	(120,785)	(177,540)	26,459
Intangible amortization	4,881	9,502	12,055
Change in liability for uncertain tax positions	15,268	34,517	(29,205)
Change in valuation allowance	68,596	93,336	(90,033)
Other	2,454	(1,713)	(3,952)
Provision for income taxes	$ 26,313	$ 53,960	$ 22,049

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2013, 2012 and 2011 was $22.6 million, $41.8 million and $66.5 million, respectively. For the fiscal year ended March 31, 2013, the effect on basic and diluted earnings per share was $0.03 and $0.03, respectively, and the effect on basic and diluted earnings per share during fiscal years 2012 and 2011 were $0.06 and $0.06, and $0.09 and $0.08, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2014 through fiscal year 2022.

Under its territorial tax system, Singapore generally does not tax foreign sourced income until repatriated to Singapore. The Company has included the effects of Singapore's territorial tax system in the rate differential line above. The tax effect of foreign income not repatriated to Singapore for the fiscal years ended March 31, 2013, 2012 and 2011 were $26.7 million, $17.7 million and $32.6 million, respectively.

The components of deferred income taxes are as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (36,542)	$ (30,159)
Others	(61,621)	(30,032)
Total deferred tax liabilities	(98,163)	(60,191)
Deferred tax assets:		
Fixed assets	66,959	73,588
Intangible assets	112,327	178,910
Deferred compensation	10,341	11,088
Inventory valuation	12,514	12,265
Provision for doubtful accounts	13,807	3,340
Net operating loss and other carryforwards	2,600,895	2,753,940
Others	167,085	176,547
	2,983,928	3,209,678
Valuation allowances	(2,825,579)	(3,099,561)
Net deferred tax assets, net of valuation allowance	158,349	110,117
Net deferred tax asset	$ 60,186	$ 49,926
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 7,881	$ 815
Long-term asset	52,305	49,111
Total	$ 60,186	$ 49,926

Utilization of the Company's deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether

11. INCOME TAXES (Continued)

these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The Company has recorded a deferred tax asset of approximately $43.7 million associated with its tax loss and tax credit carryforwards. Approximately $21.1 million of this deferred tax asset is of indefinite duration. The amount of the remaining deferred tax asset expires over the period from 2014 to 2032, of which the amount expiring in 2014 is insignificant.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on approximately $457.7 million of undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2013	2012
	(In thousands)	
Balance, beginning of fiscal year	$166,432	$134,627
Additions based on tax position related to the current year	22,185	25,113
Additions for tax positions of prior years	62,610	25,719
Reductions for tax positions of prior years	(15,001)	(18,257)
Reductions related to lapse of applicable statute of limitations	(5,444)	(788)
Settlements	(1,220)	(1,386)
Other	456	1,404
Balance, end of fiscal year	$230,018	$166,432

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. During the first quarter of fiscal year 2014, the liability for unrecognized tax benefits will decrease by approximately $13.2 million due to the settlement of a tax audit subsequent to the balance sheet date. The Company also believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by an estimated range of $18.0 to $30.8 million within the next twelve months primarily due to potential settlements of various audits and the expiration of certain statutes of limitations.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2001.

Of the $230 million of unrecognized tax benefits at March 31, 2013, $172.8 million will affect the annual effective tax rate if the benefits are eventually recognized. The amount that does not impact the effective tax rate relates to positions that would be settled with a tax loss carryforward previously subject to a valuation allowance.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2013 and 2012, the Company recognized interest of approximately $5.1 million and $5.4 million, respectively, and no penalties. The Company had

11. INCOME TAXES (Continued)

approximately $11.9 million and $10.6 million accrued for the payment of interest as of the fiscal years ended March 31, 2013 and 2012, respectively. The Company has not accrued for the payment of penalties for the fiscal years ended March 31, 2013 and 2012, respectively.

12. RESTRUCTURING CHARGES

During fiscal year 2013 the Company initiated certain restructuring activities intended to improve its operational efficiencies by reducing excess workforce and capacity. Restructuring charges are recorded based upon employee termination dates, site closure and consolidation plans.

During the fiscal year ended March 31, 2013, the Company recognized restructuring charges of approximately $227.4 million, of which $110.1 million was associated with the terminations of 9,138 identified employees in connection with the charges described above. The identified employee terminations by reportable geographic region amounted to approximately 4,467, 2,282, and 2,389 for Asia, the Americas and Europe, respectively. The costs associated with these restructuring activities include employee severance, other personnel costs, non-cash impairment charges on facilities and equipment that are not recoverable through future cash flows or are no longer in use and are to be disposed of, and other exit related costs due to facility closures or rationalizations. Pre-tax restructuring charges comprised of $123.0 million of cash charges predominantly related to employee severance costs and $104.4 million of non-cash charges primarily related asset impairment and other exit charges. The Company classified approximately $215.8 million of these charges as a component of cost of sales and approximately $11.6 million of these charges as a component of selling, general and administrative expenses during the fiscal year ended March 31, 2013.

The components of the restructuring charges by geographic region incurred during fiscal year 2013:

	Third Quarter	Fourth Quarter	Total
		(In thousands)	
Americas:			
Severance	$ 863	$ 13,156	$ 14,019
Long-lived asset impairment	—	6,302	6,302
Other exit costs	322	6,533	6,855
Total restructuring charges	1,185	25,991	27,176
Asia:			
Severance	8,572	18,076	26,648
Long-lived asset impairment	46,250	5,268	51,518
Other exit costs	28,818	1,443	30,261
Total restructuring charges	83,640	24,787	108,427
Europe:			
Severance	6,142	63,301	69,443
Long-lived asset impairment	9,851	1,782	11,633
Other exit costs	1,873	8,882	10,755
Total restructuring charges	17,866	73,965	91,831
Total			
Severance	15,577	94,533	110,110
Long-lived asset impairment	56,101	13,352	69,453
Other exit costs	31,013	16,858	47,871
Total restructuring charges	$102,691	$124,743	$227,434

12. RESTRUCTURING CHARGES (Continued)

During the fiscal year ended March 31, 2013 the Company recognized approximately $110.1 million of severance costs related to employee terminations. Approximately $98.5 million of this was classified as a component of cost of sales.

During the fiscal year ended March 31, 2013 the Company recognized approximately $69.5 million for the write-down of property and equipment and other manufacturing assets, which are continuing to be held and used by the Company. The majority of this amount was classified as a component of cost of sales.

During the fiscal year ended March 31, 2013, the Company recognized approximately $47.9 million of other exit costs, which primarily comprised of $22.8 million for the write-down of certain customer specific assets that were determined to be unrecoverable based on a specific product exit and resulting declining customer volumes. Additionally, other exit costs include $24.7 million of customer disengagement costs primarily related to inventory that resulted from a product exit as well as contractual obligations from facility closures and $0.4 million of other miscellaneous items.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2013 for charges incurred in fiscal year 2013 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
	(In thousands)			
Balance as of March 31, 2011	$ 7,596	$ —	$ 21,726	$ 29,322
Activities during the fiscal year 2012:				
Cash payments for charges incurred in fiscal year 2010 and prior	(2,976)	—	(13,659)	(16,635)
Balance as of March 31, 2012	4,620	—	8,067	12,687
Provision for charges incurred in fiscal year 2013	110,110	69,453	47,871	227,434
Cash payments for charges incurred in fiscal year 2013	(28,586)	—	(3,832)	(32,418)
Cash payments for charges incurred in fiscal year 2010 and prior	(2,455)	—	(2,902)	(5,357)
Non-cash charges incurred in fiscal year 2013	—	(69,453)	(34,993)	(104,446)
Balance as of March 31, 2013	83,689	—	14,211	97,900
Less: Current portion (classified as other current liabilities)	80,439	—	7,397	87,836
Accrued restructuring costs, net of current portion (classified as other liabilities)	$ 3,250	$ —	$ 6,814	$ 10,064

13. OTHER CHARGES (INCOME), NET

During fiscal year 2013, the Company recognized a net gain of $74.4 million for the fair value adjustment of the Company's warrants to purchase common shares of a certain supplier. The fair value adjustment gain was partially off-set by a loss on the sales of two investments of $1.3 million.

During fiscal year 2012, the Company recognized a net gain of $20.0 million in connection with the sale of certain international entities.

During fiscal year 2011, the Company recognized charges totaling $6.3 million, consisting of the $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. Refer to note 6 and note 15, respectively, for further discussion. These charges were partially offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired.

14. INTEREST AND OTHER EXPENSE, NET

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized interest income of $20.0 million, $21.7 million and $14.0 million.

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized interest expense of $68.9 million, $67.8 million and $88.7 million, respectively, on its debt obligations outstanding during the period.

14. INTEREST AND OTHER EXPENSE, NET (Continued)

For the fiscal years ended March 31, 2013, 2012 and 2011, the Company recognized gains on foreign exchange transactions of $19.9 million, $39.7 million and $33.1 million, respectively.

15. BUSINESS AND ASSET ACQUISITIONS

Business Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

Fiscal 2013 business acquisitions

Acquisition of Saturn Electronics and Engineering Inc.

During fiscal year 2013, the Company completed its acquisition of all outstanding common stock of Saturn Electronics and Engineering, Inc. ("Saturn"), a supplier of electronics manufacturing services, solenoids and wiring for the automotive, appliance, consumer, energy and industrial markets. The acquisition of Saturn broadened the Company's service offering and strengthened its capabilities in the automotive and consumer electronics businesses. The results of operations were included in the Company's consolidated financial results beginning on the date of acquisition which amounted to approximately $100.9 million in revenue for the year ended March 31, 2013. Net income during fiscal year ended March 31, 2013 was not significant to the consolidated operating results of the Company.

The initial cash consideration for this acquisition amounted to $193.7 million with up to an additional $15.0 million of estimated potential contingent consideration, for a total purchase consideration of $208.7 million.

The allocation of the purchase price to Saturn's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. Management determined the value of acquired intangible assets with the assistance of a third-party appraisal firm. Management is in the process of determining the fair value amounts for certain other assets and liabilities that were acquired. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's allocation of the total purchase price to the acquired assets and liabilities assumed of Saturn (in thousands):

Current assets:	
Cash and cash equivalents	$ 2,191
Accounts receivable	44,879
Inventories	23,350
Other current assets	619
Total current assets	71,039
Property and equipment	43,227
Goodwill	98,746
Other intangible assets	57,200
Other assets	925
Total assets	$271,137
Current liabilities:	
Accounts payable	$ 29,616
Other current liabilities	9,429
Total current liabilities	39,045
Other liabilities	23,401
Total aggregate purchase price	$208,691

15. BUSINESS AND ASSET ACQUISITIONS (Continued)

Intangible assets of $57.2 million in connection with the Saturn acquisition is comprised of customer-related intangible assets of $46.4 million and other intangible assets consisting of developed technology amounting to $10.8 million. Customer relationships are amortized over an estimated useful life of 5 years and developed technology is amortized over an estimated useful life of 7 years.

The above purchase price allocation includes certain purchase accounting adjustments recorded in the fourth quarter of fiscal 2013, which resulted in a net decrease of $7.5 million to goodwill with corresponding increases to intangible assets amounting to $32.5 million and other liabilities amounting to $23.0 million. The increase in intangible assets was as a result of the finalization of the valuation for acquired intangible assets and the increase to other liabilities is primarily as a result of deferred tax liabilities recorded relating to intangible assets. As a result of this deferred tax liability, the Company released an amount of $22.3 million relating to valuation allowances for deferred tax assets in the fourth quarter of fiscal 2013, and this amount is included in the provision for income taxes for the year ended March 31, 2013. In accordance with the accounting guidance applicable to business combinations, the Company has re-casted the operating results for the quarter ended December 31, 2012 to reflect the release of the valuation allowance for deferred tax assets. Refer to note 20 to the consolidated financial statements for further details.

Other business acquisitions

Additionally, during the fiscal year ended March 31, 2013, the Company completed three other acquisitions that were not individually, nor in the aggregate, significant to the Company's consolidated financial position, results of operations and cash flows. The total consideration, which was paid in cash for these acquisitions, and earn outs related to certain prior period acquisitions amounted to $72.7 million. The total amount of cash acquired from these acquisitions amounted to $80.1 million, resulting in net cash of $7.4 million acquired for these acquisitions during the fiscal year ended 2013. One of the acquired businesses expanded the Company's capabilities primarily in the medical and defense markets; another acquired business will support the hardware product manufacturing needs of an existing customer in the technology industry; and the other acquired business will expand the Company's capabilities primarily in the LED design and manufacturing market. The Company primarily acquired cash, inventory and certain other manufacturing assets, and recorded goodwill of $61.9 million in connection with these acquisitions. The potential amount of future payments which the Company could be required to make under contingent consideration arrangements relating to these acquisitions is not material. The aggregate results of operations for these acquisitions were included in the Company's consolidated financial results beginning on the date of acquisition which amounted to approximately $231.3 million in revenue for the year ended March 31, 2013. Net income during fiscal year ended March 31, 2013 was not significant, individually or in the aggregate, to the consolidated operating results of the Company.

In connection with one of the acquisitions, the Company acquired certain manufacturing assets that were purchased by the acquired company on behalf of an existing customer and will be continued to be used exclusively for the benefit of this customer. These assets are financed by a third party banking institution acting as an agent of the customer under an agreement, the terms of which reset annually. While the Company has the option to settle this obligation in cash, the Company can also settle the obligation related to these assets by returning the respective assets to the customer and cannot be required to pay cash by either the customer or the third party banking institution to settle the obligation. Accordingly, these assets amounting to $251.3 million and the liability amounting to $272.8 million have been included in other current assets and other current liabilities, respectively as of March 31, 2013. The cash flows relating to the purchase of assets by the Company on behalf of the customer amounting to $115.3 million have been included in other investing cash flows for the fiscal year ended March 31, 2013. Net cash inflows amounting to $101.9 million relating to the funding of these assets by the financial institution on behalf of the customer have been included in cash flows from other financing activities during the fiscal year ended March 31, 2013. In conjunction with this acquisition, the Company amended its existing manufacturing agreement with the customer. As part of this agreement, the Company is obligated to reimburse the customer for any shortfall in production if the manufacturing contract is terminated prior to the delivery of a minimum volume of units to be manufactured over the term of the contract. The total commitment under this arrangement amounted to $88.0 million and declines over time as the Company continues to manufacture and deliver products under the arrangement. Payment of this guarantee is not probable as of March 31, 2013.

The Company continues to evaluate certain assets and liabilities related to business combinations completed during the recent periods. Additional information, which existed as of the acquisition date, may become known

15. BUSINESS AND ASSET ACQUISITIONS (Continued)

to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Changes to amounts recorded as assets or liabilities may result in a corresponding adjustment to goodwill.

The goodwill generated from the Company's business combinations completed during the fiscal year ended March 31, 2013 is primarily related to value placed on the employee workforce, service offerings and capabilities, and expected synergies. The goodwill is not deductible for income tax purposes.

Fiscal 2012 business acquisitions

During fiscal year 2012, the Company completed three acquisitions that were not individually, nor in the aggregate significant to the Company's financial position, results of operations and cash flows. The aggregate cash paid for these acquisitions together with cash paid for contingent consideration related to certain prior period acquisitions during the year ended March 31, 2012 totaled approximately $92.3 million, net of cash acquired. The acquired businesses expanded the Company's capabilities in the communications market. The Company primarily acquired inventory and certain other manufacturing assets and recorded goodwill of $8.6 million and customer contract intangibles of $3.9 million in connection with the acquisitions.

Fiscal 2011 business acquisitions

During fiscal year 2011, the Company completed four acquisitions that were not individually, nor in the aggregate significant to the Company's financial position, results of operations and cash flows. The aggregate cash paid for these acquisitions together with cash paid for contingent consideration relating to certain prior period acquisitions during the year ended March 31, 2011 totaled approximately $17.0 million, net of cash acquired. The acquired businesses expanded the Company's capabilities in the medical and infrastructure business groups.

The consolidated financial statements include the operating results of each business combination from the date of acquisition and the related transaction costs incurred which are not material. Pro forma results of operations for the acquisitions completed have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

On April 16, 2013, the Company completed its acquisition of certain manufacturing operations from Google's Motorola Mobility LLC, including a manufacturing and services agreement with mobile devices. The total purchase consideration for this acquisition amounted to $170.6 million. The Company primarily acquired inventory and fixed assets in connection with this acquisition. The financial results of this acquisition are not included in the consolidated financial statements for any period presented. A preliminary purchase price allocation is not yet available for this acquisition.

16. SHARE REPURCHASE PLAN

During fiscal year 2013, the Company repurchased approximately 51.7 million shares for an aggregate purchase value of approximately $334.0 million.

The Company's Board of Directors, on September 13, 2012, authorized the repurchase of up to 10% of the Company's outstanding ordinary shares which was approved by the Company's shareholders at the 2012 Extraordinary General Meeting held on August 30, 2012. Share repurchases by the Company under the share repurchase plans are subject to an aggregate limit of 10% of the Company's ordinary shares outstanding as of the date of the 2012 Extraordinary General Meeting. During fiscal year 2013, the Company repurchased approximately 31.3 million shares for an aggregate purchase value of approximately $200.0 million under this plan, including accrued expenses, and retired all of these shares. As of March 31, 2013, approximately 35.3 million shares were available to be repurchased under this plan.

During the first quarter of fiscal 2013, the Company repurchased the entire remaining amount under a prior share repurchase plan that was approved by the Company's Board of Directors on December 7, 2011 and the Company's shareholders at the 2011 Extraordinary General Meeting held on July 22, 2011, or approximately 20.4 million shares for an aggregate purchase value of approximately $134.0 million, and retired all of these shares.

17. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2013, the Company operates and internally manages a single operating segment, EMS.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net sales:			
Asia	$11,743,140	$15,408,872	$14,620,097
Americas	7,193,063	8,390,521	8,291,784
Europe	4,633,272	5,543,636	5,530,752
	$23,569,475	$29,343,029	$28,442,633

	As of March 31,	
	2013	2012
	(In thousands)	
Long-lived assets:		
Asia	$1,144,451	$1,126,552
Americas	659,289	554,653
Europe	370,848	395,237
	$2,174,588	$2,076,442

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Mexico, and the United States; "Europe" includes Austria, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Poland, Romania, Slovakia, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2013 and 2012 there were no revenues attributable to Finland.

During fiscal years 2013, 2012 and 2011, net sales generated from Singapore, the principal country of domicile, were approximately $551.7 million, $663.1 million and $578.2 million, respectively.

As of March 31, 2013 and 2012, long-lived assets held in Singapore were approximately $15.9 million and $15.3 million, respectively.

During fiscal year 2013, China, Mexico, United States and Malaysia accounted for approximately 34%, 15%, 11% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2013. As of March 31, 2013, China, Mexico, and the United States accounted for approximately 38%, 13% and 11%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2013.

During fiscal year 2012, China, Mexico, United States and Malaysia accounted for approximately 38%, 14%, 10% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2012. As of March 31, 2012, China and Mexico accounted for approximately 40% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2012.

17. SEGMENT REPORTING (Continued)

During fiscal year 2011, China, Mexico and the United States accounted for approximately 38%, 15% and 10% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2011.

18. DISCONTINUED OPERATIONS

During fiscal year 2013, the Company finalized the sale of two of its non-core businesses. Total proceeds received from these sales amounted to $22.6 million, net of $1.0 million of cash sold. The Company recognized an aggregate loss of $12.1 million on the sales, which is included in the results from discontinued operations.

In accordance with the accounting guidance, these non-core businesses qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the consolidated statements of operations and the consolidated balance sheets for all periods presented as applicable.

The results from discontinued operations were as follows:

	Fiscal Year Ended March 31,		
	2013	2012	2011
		(In thousands)	
Net sales	$ 40,593	$127,258	$237,292
Cost of sales	42,793	145,403	235,710
Gross profit (loss)	(2,200)	(18,145)	1,582
Selling, general and administrative expenses	1,930	8,932	14,577
Intangibles amortization and impairment	11,000	6,325	4,725
Interest and other expense (income), net	11,280	(7)	992
Loss before income taxes	(26,410)	(33,395)	(18,712)
Benefit from income taxes	(959)	(1,390)	(2,670)
Net loss of discontinued operations	$(25,451)	$ (32,005)	$ (16,042)

Interest and other expense (income), net for fiscal year 2013 include the loss on sale of the businesses discussed above.

The current and non-current assets and liabilities of discontinued operations were as follows:

	As of March 31, 2012
	(In thousands)
Accounts receivable, net	$ 9,222
Inventories	11,002
Other current assets	1,418
Total current assets of discontinued operations	$21,642
Property and equipment, net	$30,377
Goodwill and other intangibles, net	11,000
Other assets	40
Total non-current assets of discontinued operations	$41,417
Accounts payable	$14,455
Other current liabilities	10,399
Total current liabilities of discontinued operations	$24,854

As of March 31, 2013, there were no assets or liabilities attributable to discontinued operations.

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS

On February 20, 2013, the Company issued two tranches of Notes of $500 million each, which mature on February 15, 2020 and February 15, 2023, respectively, in a private offering pursuant to Rule 144A and Regulation S under the Securities Act. These notes are senior unsecured obligations and were issued by Flextronics International Limited ("Parent"), and are guaranteed, fully and unconditionally, jointly and severally, on an unsecured basis, by certain of the Company's 100% owned subsidiaries (the "guarantor subsidiaries"). These subsidiary guarantees will terminate upon 1) a sale or other disposition of the guarantor or the sale or disposition of all or substantially all the assets of the guarantor (other than to Flextronics or a subsidiary); 2) such guarantor ceasing to be a guarantor or a borrower under the Company's Term Loan Agreement and the Revolving Line of Credit; 3) defeasance or discharge of the Notes, as provided in the Notes indenture; or 4) if at any time the notes are rated investment grade.

In lieu of providing separate financial statements for the Guarantors, the Company has included the accompanying condensed consolidated financial statements, which are presented using the equity method of accounting. The principal elimination entries relate to investment in subsidiaries and intercompany balances and transactions, including transactions with the Company's non-guarantor subsidiaries.

Condensed Consolidating Balance Sheets as of March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 740,515	$ 82,900	$ 763,672	$ —	$ 1,587,087
Accounts receivable	—	458,617	1,653,379	—	2,111,996
Inventories	—	1,063,627	1,658,873	—	2,722,500
Inter company receivable	4,440,955	4,726,673	6,490,274	(15,657,902)	—
Other current assets	6,182	178,585	1,165,051	—	1,349,818
Total current assets	5,187,652	6,510,402	11,731,249	(15,657,902)	7,771,401
Property and equipment, net	—	328,621	1,845,967	—	2,174,588
Goodwill and other intangible assets, net	1,075	40,626	301,851	—	343,552
Other assets	2,498,080	105,136	4,902,815	(7,204,017)	302,014
Investment in subsidiaries	4,127,384	(1,956,014)	16,994,616	(19,165,986)	—
Total assets	$11,814,191	$ 5,028,771	$35,776,498	$(42,027,905)	$10,591,555
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Bank borrowings and current portion of long-term debt	$ 416,594	$ 60	$ —	$ —	$ 416,654
Accounts payable	—	1,077,723	2,627,574	—	3,705,297
Accrued payroll	—	86,073	265,610	—	351,683
Inter company payable	4,963,615	6,093,606	4,600,681	(15,657,902)	—
Other current liabilities	32,440	424,599	1,242,112	—	1,699,151
Total current liabilities	5,412,649	7,682,061	8,735,977	(15,657,902)	6,172,785
Long term liabilities	4,154,784	2,488,279	2,732,966	(7,204,017)	2,172,012
Shareholders' equity	2,246,758	(5,141,569)	24,307,555	(19,165,986)	2,246,758
Total liabilities and shareholders' equity	$11,814,191	$ 5,028,771	$35,776,498	$(42,027,905)	$10,591,555

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Balance Sheets as of March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 649,252	$ 47,865	$ 821,212	$ —	$ 1,518,329
Accounts receivable	—	899,146	1,694,683	—	2,593,829
Inventories	—	1,384,193	1,916,598	—	3,300,791
Inter company receivable	3,304,798	4,260,557	6,120,995	(13,686,350)	—
Current assets of discontinued operations	—	—	21,642	—	21,642
Other current assets	861	167,969	931,129	—	1,099,959
Total current assets	3,954,911	6,759,730	11,506,259	(13,686,350)	8,534,550
Property and equipment, net	—	250,179	1,826,263	—	2,076,442
Goodwill and other intangible assets, net	1,375	28,880	129,669	—	159,924
Long-term assets of discontinued operations	—	—	41,417	—	41,417
Other assets	2,751,324	123,028	4,905,592	(7,558,473)	221,471
Investment in subsidiaries	4,311,902	(2,422,600)	12,355,622	(14,244,924)	—
Total assets	$11,019,512	$ 4,739,217	$30,764,822	$(35,489,747)	$11,033,804
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Bank borrowings and current portion of long-term debt	$ 36,340	$ 3,000	$ —	$ —	$ 39,340
Accounts payable	—	1,334,745	2,960,128	—	4,294,873
Accrued payroll	—	84,510	260,827	—	345,337
Current liabilities of discontinued operations	—	—	24,854	—	24,854
Inter company payable	4,177,361	5,543,119	3,965,870	(13,686,350)	—
Other current liabilities	22,137	638,982	922,662	—	1,583,781
Total current liabilities	4,235,838	7,604,356	8,134,341	(13,686,350)	6,288,185
Long term liabilities	4,499,695	2,693,242	2,827,176	(7,558,473)	2,461,640
Shareholders' equity	2,283,979	(5,558,381)	19,803,305	(14,244,924)	2,283,979
Total liabilities and shareholders' equity	$11,019,512	$ 4,739,217	$30,764,822	$(35,489,747)	$11,033,804

Singapore Statutory Financial Statements

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$14,630,979	$17,768,884	$(8,830,388)	$23,569,475
Cost of sales	—	13,162,397	17,855,384	(8,830,388)	22,187,393
Restructuring charges	—	20,366	195,468	—	215,834
Gross profit (loss)	—	1,448,216	(281,968)	—	1,166,248
Selling, general and administrative expenses	—	199,934	605,301	—	805,235
Intangible amortization	300	7,840	21,389	—	29,529
Restructuring charges	—	1,556	10,044	—	11,600
Interest and other expense (income), net	(1,179,545)	699,459	471,155	—	(8,931)
Income (loss) from continuing operations before income taxes	1,179,245	539,427	(1,389,857)	—	328,815
Provision for income taxes	—	1,708	24,605	—	26,313
Equity in earnings in subsidiaries	(902,194)	(371,682)	586,084	687,792	—
Income from continuing operations	277,051	166,037	(828,378)	687,792	302,502
Loss from discontinued operations, net of tax	—	—	(25,451)	—	(25,451)
Net income (loss)	$ 277,051	$ 166,037	$ (853,829)	$ 687,792	$ 277,051

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$18,852,902	$22,012,300	$(11,522,173)	$29,343,029
Cost of sales	—	17,395,532	21,951,720	(11,522,173)	27,825,079
Gross profit	—	1,457,370	60,580	—	1,517,950
Selling, general and administrative expenses	—	203,673	673,891	—	877,564
Intangible amortization	2,550	11,559	35,463	—	49,572
Interest and other expense (income), net	(442,563)	1,079,398	(620,751)	—	16,084
Income (loss) from continuing operations before income taxes	440,013	162,740	(28,023)	—	574,730
Provision for income taxes	—	1,633	52,327	—	53,960
Equity in earnings in subsidiaries	48,752	13,171	360,673	(422,596)	—
Income from continuing operations	488,765	174,278	280,323	(422,596)	520,770
Loss from discontinued operations, net of tax	—	—	(32,005)	—	(32,005)
Net income (loss)	$ 488,765	$ 174,278	$ 248,318	$ (422,596)	$ 488,765

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Operations for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net sales	$ —	$18,257,141	$20,757,338	$(10,571,846)	$28,442,633
Cost of sales	—	16,869,570	20,561,564	(10,571,846)	26,859,288
Gross profit	—	1,387,571	195,774	—	1,583,345
Selling, general and administrative expenses	—	206,314	595,458	—	801,772
Intangible amortization	2,500	19,218	44,470	—	66,188
Interest and other expense (income), net	(40,425)	974,117	(852,617)	—	81,075
Income from continuing operations before income taxes	37,925	187,922	408,463	—	634,310
Provision for income taxes	—	4,638	17,411	—	22,049
Equity in earnings in subsidiaries	558,294	(56,348)	352,163	(854,109)	—
Income from continuing operations	596,219	126,936	743,215	(854,109)	612,261
Loss from discontinued operations, net of tax	—	—	(16,042)	—	(16,042)
Net income (loss)	$596,219	$ 126,936	$ 727,173	$ (854,109)	$ 596,219

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$277,051	$166,037	$(853,829)	$687,792	$277,051
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	(16,289)	6,866	10,377	(17,243)	(16,289)
Unrealized loss on derivative instruments and other, net of zero tax	(20,755)	(21,084)	(20,755)	41,839	(20,755)
Comprehensive income (loss)	$240,007	$151,819	$(864,207)	$712,388	$240,007

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$488,765	$174,278	$248,318	$(422,596)	$488,765
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	(53,616)	41,913	755	(42,668)	(53,616)
Unrealized loss on derivative instruments and other, net of zero tax	(7,575)	(943)	(7,575)	8,518	(7,575)
Comprehensive income (loss)	$427,574	$215,248	$241,498	$(456,746)	$427,574

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Comprehensive Income for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net income (loss)	$596,219	$126,936	$727,173	$(854,109)	$596,219
Other comprehensive income (loss):					
Foreign currency translation adjustments, net of zero tax	12,883	22,367	(26,035)	3,668	12,883
Unrealized gain on derivative instruments and other, net of zero tax	23,276	7,632	13,075	(20,707)	23,276
Comprehensive income (loss)	$632,378	$156,935	$714,213	$(871,148)	$632,378

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2013

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 1,136,875	$ 588,299	$ (608,973)	$ (771)	$ 1,115,430
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(134,819)	(300,750)	241	(435,328)
Acquisition of businesses, net of cash acquired	—	(20,150)	(163,947)	—	(184,097)
Proceeds from divestitures of operations, net	—	—	22,585	—	22,585
Investing cash flows from (to) affiliates	(1,528,819)	(134,715)	3,468,696	(1,805,162)	—
Other investing activities	—	6,412	(106,771)	—	(100,359)
Net cash provided by (used in) investing activities	(1,528,819)	(283,272)	2,919,813	(1,804,921)	(697,199)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	1,250,000	151	62	—	1,250,213
Repayments of bank borrowings and long-term debt	(379,399)	(3,876)	(8,584)	—	(391,859)
Payments for early repurchase of long-term debt	(756,855)	(243,145)	—		(1,000,000)
Payments for repurchases of ordinary shares	(322,040)	—	—	—	(322,040)
Proceeds from exercise of stock options	22,257	—	—	—	22,257
Financing cash flows from (to) affiliates	693,185	(18,006)	(2,480,871)	1,805,692	—
Other financing activities	—	—	101,851	—	101,851
Net cash provided by (used in) financing activities	507,148	(264,876)	(2,387,542)	1,805,692	(339,578)
Effect of exchange rates on cash	(23,941)	(5,116)	19,162	—	(9,895)
Net change in cash and cash equivalents	91,263	35,035	(57,540)	—	68,758
Cash and cash equivalents, beginning of year	649,252	47,865	821,212	—	1,518,329
Cash and cash equivalents, end of year	$ 740,515	$ 82,900	$ 763,672	$ —	$ 1,587,087

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2012

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 412,529	$(190,136)	$ 594,251	$ (12,376)	$ 804,268
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(67,425)	(320,300)	(279)	(388,004)
Acquisition of businesses, net of cash acquired	—	(70,831)	(21,426)	—	(92,257)
Proceeds from divestitures of operations, net	—	—	1,398	—	1,398
Investing cash flows from (to) affiliates	363,716	294,368	1,029,464	(1,687,548)	—
Other investing activities	(1,500)	4,626	(5,627)	—	(2,501)
Net cash provided by (used in) investing activities	362,216	160,738	683,509	(1,687,827)	(481,364)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	2,827,875	—	5,829	—	2,833,704
Repayments of bank borrowings and long-term debt	(2,383,596)	(3,503)	(2,022)	—	(2,389,121)
Payments for early repurchase of long-term debt	(480,000)	—	—	—	(480,000)
Payments for repurchases of ordinary shares	(509,800)	—	—	—	(509,800)
Proceeds from exercise of stock options	23,055	—	—	—	23,055
Financing cash flows from (to) affiliates	(112,398)	16,789	(1,604,594)	1,700,203	—
Net cash provided by (used in) financing activities	(634,864)	13,286	(1,600,787)	1,700,203	(522,162)
Effect of exchange rates on cash	(55,416)	(2,877)	27,409	—	(30,884)
Net change in cash and cash equivalents	84,465	(18,989)	(295,618)	—	(230,142)
Cash and cash equivalents, beginning of year	564,787	66,854	1,116,830	—	1,748,471
Cash and cash equivalents, end of year	$ 649,252	$ 47,865	$ 821,212	$ —	$ 1,518,329

19. SUPPLEMENTAL GUARANTOR AND NON-GUARANTOR CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidating Statements of Cash Flows for Fiscal Year Ended March 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(In thousands)		
Net cash provided by (used in) operating activities	$ 106,672	$ 19,730	$ 721,985	$ 8,957	$ 857,344
Cash flows from investing activities:					
Purchases of property and equipment, net of proceeds from disposal	—	(46,358)	(347,421)	(90)	(393,869)
Acquisition of businesses, net of cash acquired	—	—	(16,966)	—	(16,966)
Proceeds from divestitures of operations, net	—	—	625	—	625
Investing cash flows from (to) affiliates	734,710	(18,151)	(4,191,785)	3,475,226	—
Other investing activities	—	(1,877)	(1,154)	—	(3,031)
Net cash provided by (used in) investing activities	734,710	(66,386)	(4,556,701)	3,475,136	(413,241)
Cash flows from financing activities:					
Proceeds from bank borrowings and long-term debt	3,471,370	—	124	—	3,471,494
Repayments of bank borrowings and long-term debt	(3,196,937)	(3,571)	(220,086)	—	(3,420,594)
Payments for early repurchase of long-term debt	(308,466)	—	(7,029)	—	(315,495)
Payments for repurchases of ordinary shares	(400,400)	—	—	—	(400,400)
Proceeds from exercise of stock options	23,299	—	—	—	23,299
Financing cash flows from (to) affiliates	(472,891)	(123,929)	4,080,913	(3,484,093)	—
Net cash provided by (used in) financing activities	(884,025)	(127,500)	3,853,922	(3,484,093)	(641,696)
Effect of exchange rates on cash	32,358	3,381	(17,231)	—	18,508
Net change in cash and cash equivalents	(10,285)	(170,775)	1,975	—	(179,085)
Cash and cash equivalents, beginning of year	575,072	237,629	1,114,855	—	1,927,556
Cash and cash equivalents, end of year	$ 564,787	$ 66,854	$ 1,116,830	$ —	$ 1,748,471

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2013 and 2012. Earnings per share are computed independently for each quarter presented; therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2013				Fiscal Year Ended March 31, 2012			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales(1)	$5,975,995	$6,174,841	$6,123,321	$5,295,318	$7,495,288	$8,008,428	$7,469,347	$6,369,966
Gross profit(1)	357,357	366,772	246,462	195,657	400,776	372,518	385,747	358,909
Income (loss) from continuing operations, net of taxes	136,769	160,453	54,596	(49,316)	137,305	133,949	106,206	143,310
Loss from discontinued operations, net of taxes	(8,297)	(9,906)	(7,248)	—	(5,330)	(4,069)	(4,029)	(18,577)
Net income (loss)	128,472	150,547	47,348	(49,316)	131,975	129,880	102,177	124,733
Earnings (loss) per share:								
Income (loss) from continuing operations:								
Basic	$ 0.20	$ 0.24	$ 0.08	$ (0.07)	$ 0.18	$ 0.19	$ 0.15	$ 0.21
Diluted	$ 0.20	$ 0.24	$ 0.08	$ (0.07)	$ 0.18	$ 0.18	$ 0.15	$ 0.20
Loss from discontinued operations:								
Basic	$ (0.01)	$ (0.01)	$ (0.01)	$ —	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ —	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Net income (loss):								
Basic	$ 0.19	$ 0.23	$ 0.07	$ (0.07)	$ 0.18	$ 0.18	$ 0.14	$ 0.18
Diluted	$ 0.19	$ 0.22	$ 0.07	$ (0.07)	$ 0.17	$ 0.18	$ 0.14	$ 0.18

(1) As discussed in note 18 to the financial statements, "Discontinued Operations", during fiscal 2013 the Company finalized the sale of two of its non-core businesses, and is reporting the operating results of these non-core businesses as discontinued operations. Accordingly net sales and gross profit data above have been adjusted to exclude net revenue and gross profit (loss) pertaining to these non-core businesses.

The Company recorded restructuring charges during the third and fourth quarters of fiscal year 2013. The Company classified approximately $98.3 million and $117.5 million of these charges as a component of cost of sales during the third and fourth quarters of fiscal year 2013, respectively, and approximately $4.4 million and $7.2 million of these charges as a component of selling, general and administrative expenses during the third and fourth quarters of fiscal year 2013, respectively.

The Company recognized a $23.0 million gain as a component of other charges (income), net in the three-month period ended September 28, 2012 for the cumulative fair value adjustment of the Company's warrants to purchase common shares of a supplier. These fully-vested warrants, which are derivative instruments, are to be fair valued at each reporting date with gains or losses from changes in fair value recognized in the statements of operations. The gain from changes in fair value recognized in the three-month period ended

20. QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

September 28, 2012 includes an out-of-period adjustment of $12.8 million and for the year ended March 31, 2013 includes an out-of-period adjustment of $5.7 million. Management believes the impact of the error is not material to current or prior fiscal periods.

During the fourth quarter of fiscal 2013, the Company recorded certain purchase accounting adjustments as further discussed in note 15 to the consolidated financial statements which resulted in the release of $22.3 million related to the valuation allowances for deferred tax assets in the fourth quarter of fiscal 2013. In accordance with the accounting guidance applicable to business combinations, the Company has re-casted the operating results for the quarter ended December 31, 2012 in the table above to reflect the release of the valuation allowance for deferred tax assets.

During the fourth quarter of fiscal 2013, the Company recognized an income tax benefit of $9.3 million that related to prior fiscal years, of which $6.1 million related to the fiscal year ended March 31, 2012 and $3.2 million related to years prior to fiscal 2012. Management believes the impact of this error is not material to current or prior fiscal periods.

During the fourth quarter of fiscal 2012, the Company identified certain accounting errors in the statutory to US GAAP adjustments at one of its foreign sites that originated in prior interim and annual periods. Management conducted additional procedures and concluded that these errors were isolated to that location. These errors, which primarily understated cost of sales, totaled $0.8 million in the first nine months of fiscal 2012 and $10.4 million and $8.0 million for the fiscal years ended March 31, 2011 and 2010, and were corrected by the Company as an out-of-period adjustment in the fourth quarter of fiscal 2012. This fourth quarter adjustment was partially offset by the correction of an error identified in the fourth quarter of fiscal 2012 amounting to $4.2 million related to the provisions for income taxes in the prior fiscal 2012 interim periods. Management believes the impact of these items, both individually and in the aggregate, to the fiscal year ended March 31, 2012 and to prior fiscal and interim periods presented was not material. As a result of recording these adjustments in the fourth quarter, net income for the quarter and year ended March 31, 2012 were reduced by $21.5 million ($0.03 per share) and $24.9 million ($0.03 per share), respectively.

SUPPLEMENTARY FINANCIAL STATEMENTS OF FLEXTRONICS INTERNATIONAL LTD. (PARENT COMPANY)

BALANCE SHEETS

	As of March 31,		
	2013	2012	2011
		As Restated	As Restated
	(In thousands, except share amounts)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 740,515	$ 649,252	$ 564,787
Due from subsidiaries	4,440,955	3,304,798	3,703,284
Other current assets	6,182	861	617
Total current assets	5,187,652	3,954,911	4,268,688
Investment in subsidiaires	4,127,384	4,311,902	4,015,166
Due from subsidiaries	2,470,179	2,721,915	2,866,013
Other assets	28,976	30,784	29,668
Total assets	$11,814,191	$11,019,512	$11,179,535
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	$ 416,594	$ 36,340	$ 16,340
Due to subsidiaries	4,963,615	4,177,361	4,283,643
Other current liabilities	32,440	22,137	32,311
Total current liabilities	5,412,649	4,235,838	4,332,294
Long-term debt, net of current portion	1,604,829	1,860,943	1,907,283
Due to subsidiaries	2,520,568	2,613,638	2,619,754
Other liabilities	29,387	25,114	25,508
Commitments and contingencies (Note 8)			
Shareholders' equity:			
Ordinary shares, no par value; 689,159,139, 733,979,527 and 830,745,010 issued, and 638,919,784, 683,740,173 and 756,993,938 outstanding as of March 31, 2013, 2012 and 2011, respectively	8,015,142	8,292,370	8,865,556
Treasury stock, at cost; 50,239,355, 50,239,355 and 73,751,072 shares as of March 31, 2013, 2012 and 2011, respectively	(388,215)	(388,215)	(523,110)
Accumulated deficit	(5,302,688)	(5,579,739)	(6,068,504)
Accumulated other comprehensive income (loss)	(77,481)	(40,437)	20,754
Total shareholders' equity	2,246,758	2,283,979	2,294,696
Total liabilities and shareholders' equity	$11,814,191	$11,019,512	$11,179,535

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these supplementary financial statements.

FLEXTRONICS INTERNATIONAL LTD.
NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. (the "Parent"), Registration Number 199002645H, was incorporated in the Republic of Singapore in May 1990. It is principally engaged in investment holding. The address of the Parent's registered office is 2 Changi South Lane, Singapore 486123. The Parent, together with its wholly-owned subsidiaries (collectively the "Company"), leading global provider of advanced design, manufacturing and services to original equipment manufacturers ("OEMs") of a broad range of electronic products in the following markets: High Reliability Solutions ("HRS"), which is comprised of our medical, automotive, and defense and aerospace businesses; High Velocity Solutions ("HVS"), which includes our mobile devices business, including smart phones, consumer electronics, including game consoles, high-volume computing business, including notebook personal computing ("PC"), tablets, and printers; Industrial and Emerging Industries ("IEI"), which is comprised of large household appliances, equipment, and our emerging industries businesses; and Integrated Network Solutions ("INS"), which includes our telecommunications infrastructure, data networking, connected home, and server and storage businesses.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Amounts included in the financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying supplementary balance sheets comprise solely the standalone accounts of Flextronics International Ltd., the Parent company. These balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), other than as noted in the paragraph entitled "Investment in and Due from/Due to Subsidiaries."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; and the fair values of options granted under the Parent's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The functional currency of the Parent is the U.S. dollar, with the exception of its Cayman branch, which is measured in Euros. Accordingly, the financial position and results of operations of the Cayman branch are measured using the Euro as the functional currency, after which all assets and liabilities of the Cayman branch are then translated into U.S. dollars at current exchange rates as of the applicable balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of the branch's financial statements are reported as a separate component of shareholders' equity.

Additionally, the Parent's Hong Kong and Bermuda branches enter into certain transactions with related companies, including short-term contractual obligations and long-term loans. Certain of these obligations and loans are denominated in a non-functional currency, primarily the Euro, Japanese yen and Swedish krona. Short-term contractual obligations are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date and the resulting foreign exchange gains and losses arising from the revaluation are recognized in the statement of operations. Long-term loans are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date, and the resulting translation gains and losses from the revaluation are reported as a separate component of shareholders' equity.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in bank accounts.

Investment in and Due from/Due to Subsidiaries

Investment in subsidiaries is accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 50%. Under this method, the Parent's investment in subsidiaries is reported as a separate line on the Parent's balance sheet. U.S. GAAP requires that these investments be consolidated rather than reported using the equity method.

The Parent also has amounts due from and to subsidiaries that are unsecured, and certain obligations have interest rates ranging from 0.21% to 8.5% per annum. The Parent uses the investment in subsidiaries and due from/due to subsidiaries accounts to manage liquidity and capital resources for the Company in a tax effective manner.

Concentration of Credit Risk

Financial instruments, which potentially subject the Parent to concentrations of credit risk, are primarily cash and cash equivalents, investments and derivative instruments.

The Parent maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Parent's cash equivalents consist primarily of cash deposited in checking and money market accounts. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Parent with that counterparty. To manage counterparty risk, the Parent limits its derivative transactions to those with recognized financial institutions.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the balance sheets at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is tested monthly using a regression analysis of the change in the spot currency rates and the change in the present value of the spot currency rates. The spot currency rates are discounted to present value using functional currency LIBOR rates over the maximum length of the hedge period. The effective portion of changes in the fair value of the derivative instrument (excluding time value) is recognized in shareholders' equity as a separate component of accumulated other comprehensive income (loss), and recognized in the statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

3. CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the standalone financial statements for the year ended March 31, 2012, the Parent identified certain errors in the presentation of intercompany balances in the previously issued financial statements. In previous years, these balances were aggregated based on individual Flextronics sites, whereas they should have been aggregated based on legal entities. As a result, historically reported intercompany balances have been restated to reflect this correction. Additionally, immaterial reclassifications were made to certain other balance sheet amounts.

As of March 31, 2012 and March 31, 2011, short-term due from and due to subsidiaries were overstated by $6.5 billion and $4.8 billion, respectively, long-term due from and due to subsidiaries were overstated

3. CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

by $6.8 million and $8.6 million, respectively, investment in subsidiaries were overstated by $15.6 million and $16.7 million, respectively, other assets were understated by $1.4 million and $2.4 million, respectively, and other current liabilities were overstated by $0.6 million and $0.6 million, respectively, which have been corrected in the accompanying balance sheets. These corrections had no impact on recorded profit or loss in any period, or to retained earnings of the balance sheets as of March 31, 2012 and March 31, 2011.

4. SHARE-BASED COMPENSATION

Equity Compensation Plans

During fiscal year 2013, the Parent granted equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"). As of March 31, 2013, the Parent had approximately 43.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and expire seven years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted to employees is determined by the Parent's Board of Directors or the Compensation Committee and may not be less than the closing price of the Parent's ordinary shares on the date of grant.

The Parent also grants share bonus awards under its equity compensation plan. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Parent. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and market conditions.

Determining Fair Value

Valuation and Amortization Method—The Parent estimates the fair value of share options granted using the Black-Scholes valuation method and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted, other than those awards with a market condition, is the closing price of the Parent's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards whereby vesting is contingent on meeting certain market conditions, the fair value is determined using a Monte Carlo simulation.

Expected Term—The Parent's expected term used in the Black-Scholes valuation method represents the period that the Parent's share options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share options.

Expected Volatility—The Parent's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Parent's periodic share price.

Expected Dividend—The Parent has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Parent bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

4. SHARE-BASED COMPENSATION (Continued)

The fair value of the Parent's stock options granted to employees for fiscal years 2013 and 2012 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,	
	2013	2012
Expected term	4.1 years	4.1 years
Expected volatility	46.9%	46.9%
Expected dividends	—%	—%
Risk-free interest rate	0.9%	1.1%
Weighted-average fair value	$2.48	$2.57

Options issued during the 2013 and 2012 fiscal years had contractual lives of seven years.

Stock-Based Awards Activity

The following is a summary of option activity for the Parent's equity compensation plans, ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,			
	2013		2012	
	Options	Price	Options	Price
Outstanding, beginning of fiscal year	43,933,660	$7.78	53,942,458	$ 7.61
Granted	19,000	6.57	599,800	6.80
Exercised	(5,398,331)	4.12	(5,879,405)	3.92
Forfeited	(4,148,765)	8.32	(4,729,193)	10.45
Outstanding, end of fiscal year	34,405,564	$8.29	43,933,660	$ 7.78
Options exercisable, end of fiscal year	33,662,480	$8.31	37,021,049	$ 8.44

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Parent's ordinary shares determined as of the time of option exercise for options exercised in-the-money) under the Parent's equity compensation plans was $13.0 million and $17.1 million during fiscal years 2013 and 2012, respectively.

Cash received from option exercises was $22.3 million and $23.1 million for fiscal years 2013 and 2012, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 - $ 2.26	8,271,934	2.74	$ 2.18	8,271,934	$ 2.18
$ 3.39 - $ 5.75	6,736,382	3.35	5.55	6,670,480	5.55
$ 5.87 - $ 7.07	552,685	4.27	6.53	350,536	6.58
$ 7.08 - $10.59	8,041,703	2.50	10.10	7,566,670	10.25
$10.67 - $11.41	1,171,246	3.02	11.21	1,171,246	11.21
$11.53 - $13.98	6,965,166	1.87	12.24	6,965,166	12.24
$14.34 - $23.02	2,666,448	0.94	17.44	2,666,448	17.44
$ 1.94 - $23.02	34,405,564	2.52	$ 8.29	33,662,480	$ 8.31
Options vested and expected to vest	34,350,265	2.53	$ 8.31		

As of March 31, 2013, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $46.2 million, $46.2 million and $46.1 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Parent's ordinary shares as of March 31, 2013 for the approximately 15.2 million options that were in-the-money at March 31, 2013. As of March 31, 2013, the weighted average remaining contractual life for options exercisable was 2.47 years.

4. SHARE-BASED COMPENSATION (Continued)

The following table summarizes the Parent's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,			
	2013		2012	
	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	15,965,268	$6.91	13,801,942	$8.04
Granted	9,582,867	6.74	9,213,456	6.78
Vested	(1,506,234)	7.51	(2,555,165)	9.34
Forfeited	(2,234,832)	6.86	(4,494,965)	8.60
Unvested share bonus awards outstanding, end of fiscal year	21,807,069	$6.80	15,965,268	$6.91

Of the 21.8 million unvested share bonus awards outstanding as of the year ended March 31, 2013, approximately 3.9 million represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics' total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index and will vest over a period of three years. Of the 3.9 million awards that were outstanding as of the year ended March 31, 2013, 2.1 million were granted in fiscal year 2013 at an estimated average grant-date fair value of $7.63 per share and 1.0 million were granted in fiscal year 2012 at an average grant-date fair value of $7.78 per share. In accordance with accounting guidance, the Parent will continue to recognize share-based compensation expense for these awards with market conditions regardless of whether such awards will ultimately vest. The actual number of shares to be issued can range from zero to 4.1 million for the 2013 grants and zero to 1.6 million for the 2012 grants. The awards granted during fiscal year 2011 will expire in June 2013, and are not expected to vest.

The total intrinsic value of share bonus awards vested under the Parent's equity compensation plans was $9.7 million and $17.7 million during fiscal years 2013 and 2012, respectively, based on the closing price of the Parent's ordinary shares on the date vested.

5. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2013	2012
	(In thousands)	
4.625% Notes due February 2020	$ 500,000	$ —
5.000% Notes due February 2023	500,000	—
Term Loan Agreement, including current portion, due in installments through October 2014	128,923	892,783
New Term Loan Agreement, including current portion, due in installments through October 2016	517,500	487,500
Asia Term Loans	375,000	377,000
Outstanding under revolving lines of credit	—	140,000
	2,021,423	1,897,283
Current portion	(416,594)	(36,340)
Non-current portion	$1,604,829	$1,860,943

The weighted average interest rate for the Parent's long-term debt was 3.5% as of March 31, 2013.

Repayments of the Parent's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2014	$ 416,594
2015	169,829
2016	41,250
2017	393,750
2018	—
Thereafter	1,000,000
	$2,021,423

5. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Notes due February 2020 and February 2023

On February 20, 2013, the Parent issued $500.0 million of 4.625% Notes due February 15, 2020 and $500.0 million of 5.000% Notes due February 15, 2023 (collectively the "Notes") in a private offering pursuant to Rule 144A and Regulation S under the Securities Act . The Parent received net proceeds of approximately $990.6 million from the issuance and used those proceeds to repay $756.9 million of outstanding borrowings under its 2007 term loan facility.

Interest on the Notes is payable semi-annually, commencing on August 15, 2013. The Notes are senior unsecured obligations of the Parent, rank equally with all of the Parent's other existing and future senior and unsecured debt obligations, and are guaranteed, jointly and severally, fully and unconditionally on an unsecured basis, by each of the Parent's 100% owned subsidiaries that guarantees indebtedness under, or is a borrower under, the Parent's Term Loan Agreement and Revolving Line of Credit.

At any time prior to maturity, the Parent may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus an applicable premium and accrued and unpaid interest, if any, to the applicable redemption date. Upon the occurrence of a change of control repurchase event (as defined in the Notes indenture), the Parent must offer to repurchase the Notes at a repurchase price equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes contains covenants that, among other things, restrict the ability of the Parent and certain of the Parent's subsidiaries to create liens; enter into sale-leaseback transactions; create, incur, issue, assume or guarantee any funded debt; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Parent's assets to, another person. These covenants are subject to a number of significant limitations and exceptions set forth in the indenture. The indenture also provides for customary events of default, including, but not limited to, cross defaults to certain specified other debt of the Parent and its subsidiaries. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default under the agreement occurs or is continuing, the applicable trustee or holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all of the Notes to be due and payable immediately. As of March 31, 2013, the Parent was in compliance with the covenants in the indenture governing the Notes.

In connection with the issuance of the Notes, the Parent entered into a registration rights agreement under which it has agreed to consummate an offer registered with the Securities and Exchange Commission to issue new notes having terms substantially identical to the Notes (except that the new notes will not be subject to restrictions on transfer) in exchange for outstanding Notes. In some circumstances, the Parent may be required to file a shelf registration statement to cover resales of the Notes. If the Parent fails to satisfy these obligations, the Parent may be required to pay additional interest to holders of the Notes under certain circumstances.

Term Loan Agreement and Revolving Line of Credit

On October 19, 2011, the Parent entered into a five-year $2.0 billion Credit Facility consisting of a $1.5 billion Revolving Credit Facility and a $500.0 million term loan, which expires in October 2016. The Revolving Credit Facility due 2016 replaced the Parent's $2.0 billion revolving credit facility, which was due to mature in May 2012 and the $500.0 million term loan refinanced the outstanding amount of its $500.0 million tranche under the Parent's $1.7 billion term loan, which was due to mature in October 2012. During fiscal year 2013, the Parent increased the limit on the term loan by $50 million and borrowed the entire incremental amount. Additionally, the Parent repaid a total principal amount of $20 million on the term loan during fiscal year 2013. Borrowings under the Credit Facility bear interest, at the Parent's option, either at (i) LIBOR plus the applicable margin for LIBOR loans ranging between 1.25% and 2.25%, based on the Parent's credit ratings or (ii) the base rate (the greatest of the agent's prime rate, the federal funds rate plus 0.50% and LIBOR for a one-month interest period plus 1.00%) plus an applicable margin ranging between 0.25% and 1.25%, based on the Parent's credit rating. The Parent is required to pay a quarterly commitment fee ranging between 0.20% and 0.45% per annum on the daily unused amount of the $1.5 billion Revolving Credit Facility based on the Parent's credit rating.

This Credit Facility is unsecured, and contains customary restrictions on the Parent's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in

5. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This Credit Facility also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum interest coverage ratio, as defined therein, during its term. As of March 31, 2013, the Parent was in compliance with the covenants under this Credit Facility.

Term Loan Agreement

The Parent entered into a $1.8 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007.

During the fiscal year ended March 31, 2008, the Parent borrowed $1.7 billion under this term loan agreement. Of this amount, $500.0 million was scheduled to mature in October 2012 and the remainder was scheduled to mature in October 2014. The Parent may prepay the loans at any time at 100% of par plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. On October 19, 2011, the Parent repaid $480 million, which was the outstanding portion of the $500.0 million due to mature in October 2012. On February 20, 2013, the Parent repaid $756.9 million of the $1.2 billion outstanding that is scheduled to mature in October 2014.

Borrowings under this term loan agreement bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

This term loan agreement is unsecured, and contains customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. This term loan agreement also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement), during the term of the agreement. Borrowings under this term loan agreement are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2013, the Parent was in compliance with the covenants under this term loan agreement.

Asia Term Loans

On September 27, 2010, the Parent entered into a $50.0 million term loan agreement with a bank based in Asia, which matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Parent, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.50% or the prime rate plus, in each case 1.00%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Parent has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Parent.

On September 28, 2010, the Parent entered into a $130.0 million term loan facility with a bank in Asia, which matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Parent paid a non-refundable fee of $1.4 million at the inception of the loan. The Parent has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Parent entered into a $200.0 million term loan facility with a bank in Asia, which matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Parent paid a non-refundable fee of $1.0 million at the inception of the loan. The Parent has the right to prepay any part of the loan without penalty.

The Asia Term Loans are unsecured, and contain customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of exceptions and limitations. The Asia Term Loans also require the Parent maintain a maximum ratio of total indebtedness to EBITDA (as defined by the loan agreement) during the terms of the agreements. As of March 31, 2013, the Parent was in compliance with the covenants under these facilities.

5. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Other Credit Lines

The Parent also has uncommitted bilateral facilities in the amount of $25 million and $25 million in the aggregate, under which there were no amounts outstanding as of March 31, 2013 and 2012, respectively.

6. FINANCIAL INSTRUMENTS

Foreign Currency Contracts

The Parent transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Parent has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Parent tries to maintain a partial or fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and intercompany balances in currencies other than the functional currency unit of the operating entity. The Parent enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Parent's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Parent to risk of significant accounting losses. The Parent hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution were not material. The aggregate notional amount of outstanding contracts was $592.5 million as of March 31, 2013. These foreign exchange contracts, which expire in approximately one month, settle primarily in Euro and Swedish krona.

7. FAIR VALUE MEASURMENT OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Parent considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1—Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

The Parent has deferred compensation plans for its officers and certain other employees. Deferred amounts under the plans are invested in hypothetical investments selected by the participant or the participant's investment manager. The Parent's deferred compensation plan assets are included in other noncurrent assets on the consolidated balance sheets and include investments in equity securities and mutual funds that are valued using active market prices.

The Parent does not have any assets or liabilities valued using Level 1 observable inputs.

Level 2—Applies to assets or liabilities for which there are inputs other than quoted prices included within level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

The Parent values foreign exchange forward contracts using level 2 observable inputs which primarily include foreign currency and interest spot and forward rates quoted by banks or foreign currency dealers.

Level 3—Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

7. FAIR VALUE MEASURMENT OF ASSETS AND LIABILITIES (Continued)

The Parent does not have any assets or liabilities valued using unobservable inputs.

There were no transfers between levels in the fair value hierarchy during the fiscal years 2013 and 2012.

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Parent's assets and liabilities measured at fair value on a recurring basis as at March 31, 2013 and 2012:

	Fair Value Measurements as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Deferred compensation plan assets:				
Cash and cash equivalents	$—	$ 762	$—	$ 762
Mutual funds	—	8,546	—	8,546
Foreign exchange forward contracts (Note 6)	—	5,115	—	5,115

	Fair Value Measurements as of March 31, 2012			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Deferred compensation plan assets:				
Cash and cash equivalents	$—	$1,535	$—	$1,535
Mutual funds	—	9,768	—	9,768
Liabilities:				
Foreign exchange forward contracts (Note 6)	—	(296)	—	(296)

Other financial instruments

The following table presents the Parent's liabilities not carried at fair value as at March 31, 2013 and 2012:

	As of March 31, 2013		As of March 31, 2012		
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In thousands)				
Revolving credit facility	$ —	$ —	$ 140,000	$ 140,000	Level 2
Term loan dated October 1, 2007	128,923	129,109	892,783	887,003	Level 1
Term loan dated October 19, 2011	517,500	518,794	487,500	482,625	Level 1
4.625% Notes dated February 20, 2013 (due 2020)	500,000	507,190	—	—	Level 1
5.000% Notes dated February 20, 2013 (due 2023)	500,000	500,000	—	—	Level 1
Asia term loans	375,000	375,343	377,000	374,394	Level 2
Total	$2,021,423	$2,030,436	$1,897,283	$1,884,022	

7. FAIR VALUE MEASURMENT OF ASSETS AND LIABILITIES (Continued)

Revolving credit facility—The carrying amount approximates fair value due to the short term nature of the borrowings under this facility, though the facility itself is available to the Parent on a long term basis.

Term loans dated October 1, 2007 and October 19, 2011—The term loans are valued based on broker trading prices in active markets.

Notes dated February 20, 2013—The notes are valued based on broker trading prices in active markets.

Asia term loans—The Parent's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the Term Loan Agreements dated October 1, 2007, and October 19, 2011, management estimates the respective trading prices would be approximately the same.

8. COMMITMENTS AND CONTINGENCIES

Litigation and other legal matters

From time to time, the Parent is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Parent defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any losses that are probable or reasonably possible of being incurred as a result of these matters, which are in excess of amounts already accrued in its consolidated balance sheets would not be material to the financial statements as a whole.

Guarantees

As of March 31, 2013, the Parent issued approximately $2.4 billion in bank guarantees in connection with bank credit extensions of certain of its subsidiaries. The Parent also issued other guarantees in connection with supplier arrangements and guarantees associated with certain operating leases that were entered into by its subsidiaries.

9. INCOME TAXES

The Parent is a Singapore corporation and is a non-resident for Singapore tax purposes. Non-Singapore resident taxpayers, subject to certain exceptions, are subject to income tax on (1) income that is accrued in or derived from Singapore and (2) foreign income received in Singapore.

Since the Parent did not derive income from or receive foreign income in Singapore, it is not subject to Singapore income tax. To the extent that the Parent continues to meet the above-mentioned requirements as determined by current law, no Singapore income tax will be imposed on the Parent. In addition, the Parent has no material taxable income in other jurisdictions. Accordingly, the Parent records minimal current income tax expense and does not record any deferred income taxes.

10. SHARE REPURCHASE PLAN

During fiscal year 2013, the Parent repurchased approximately 51.7 million shares for an aggregate purchase value of approximately $334.0 million.

The Parent's Board of Directors, on September 13, 2012, authorized the repurchase of up to 10% of the Company's outstanding ordinary shares which was approved by the Parent's shareholders at the 2012 Extraordinary General Meeting held on August 30, 2012. Share repurchases by the Parent under the share repurchase plans are subject to an aggregate limit of 10% of the Parent's ordinary shares outstanding as of the date of the 2012 Extraordinary General Meeting. During fiscal year 2013, the Parent repurchased approximately 31.3 million shares for an aggregate purchase value of approximately $200.0 million under this plan, including accrued expenses, and retired all of these shares. As of March 31, 2013, approximately 35.3 million shares were available to be repurchased under this plan.

10. SHARE REPURCHASE PLAN (Continued)

During the first quarter of fiscal 2013, the Parent repurchased the entire remaining amount under a prior share repurchase plan that was approved by the Parent's Board of Directors on December 7, 2011 and the Parent's shareholders at the 2011 Extraordinary General Meeting held on July 22, 2011, or approximately 20.4 million shares for an aggregate purchase value of approximately $134.0 million, and retired all of these shares.

Shareholder Information

CORPORATE HEADQUARTERS

2 Changi South Lane
Singapore 486123
Tel: +65.6876.9899

ANNUAL & EXTRAORDINARY GENERAL MEETINGS

The Annual General Meeting of Shareholders will be held at 9:00 A.M. California time on July 29, 2013 and the Extraordinary General Meeting of Shareholders will held at 10:00 A.M. California time or immediately following the Annual General Meeting. Both meetings will be held at:

Flextronics International Ltd.
6201 America Center Drive
San Jose, California 95002
Tel: +1.408.576.7000

STOCK LISTING

The Company's ordinary shares are traded on the NASDAQ Global Select Market under the symbol FLEX.

WEBSITE

www.flextronics.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:

Flextronics International Ltd.
Investor Relations
6201 America Center Drive
San Jose, CA 95002
Tel: +1.408.576.7985
Fax: +1.408.576.7106
Email: investor_relations@flextronics.com

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations.

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the investor relations contact above.**

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Trust Company NA
P.O. Box 43078
Providence, Rhode Island 02940-3078
Tel. 1.877.373.6374/+1.781.575.2879
www.computershare.com

EXECUTIVE OFFICERS

Michael M. McNamara—*Chief Executive Officer*

Christopher Collier—*Chief Financial Officer and Principal Accounting Officer*

François Barbier—*President, Global Operations and Components*

Paul Humphries—*President, High Reliability Solutions*

Jonathan S. Hoak—*Executive Vice President and General Counsel*

DIRECTORS

H. Raymond Bingham—*Advisory Director, General Atlantic LLC, a global private equity firm*

James A. Davidson—*Co-Founder, Managing Partner and Managing Director of Silver Lake Partners, a private equity investment firm*

Michael M. McNamara—*Chief Executive Officer, Flextronics International Ltd.*

Daniel H. Schulman—*Group President, American Express' Enterprise Growth Group*

Dr. Willy C. Shih—*Professor of Management Practice at the Harvard Business School*

Lay Koon Tan—*President, Chief Executive Officer and Director, STATS ChipPAC Ltd.*

William D. Watkins—*Chairman of the Board, Bridgelux, Inc.*

Lawrence A. Zimmerman—*Former Vice Chairman and Chief Financial Officer, Xerox Corporation*

FORWARD LOOKING STATEMENTS

This annual report, including the letter to our shareholders, may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A, in the accompanying Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

Flextronics International Ltd.
2013 Annual General Meeting and Extraordinary General Meeting of Shareholders
Directions and Parking Information
July 29, 2013
9:00 A.M. California time and 10:00 A.M. California time

The Annual General Meeting and the Extraordinary General Meeting of Shareholders will be held at the Company's principal U.S. Corporate Headquarters located at 6201 America Center Drive, San Jose, California 95002. The Annual General Meeting will be held at 9:00 A.M. California time. The Extraordinary General Meeting will be held at 10:00 A.M. California time, or immediately following the close of the Annual General Meeting.

Directions from Highway 101 (Northbound)

- Take Exit 393 toward Great America Parkway
- Turn Left onto Bowers Avenue
- Continue on Great America Parkway
- Continue on America Center Drive
- At the traffic circle, continue straight to stay on America Center Drive
- Turn Left to 6201 America Center Drive (on right)

Directions from Highway 101 (Southbound)

- Take Exit 396B to merge onto CA-237 E toward Alviso/Milpitas
- Take Exit 6 toward Lafayette Street
- Turn Left onto Great America Parkway
- Continue on America Center Drive
- At the traffic circle, continue straight to stay on America Center Drive
- Turn Left to 6201 America Center Drive (on right)

Directions from Highway 680 (Northbound and Southbound)

- Take Exit 8 to merge onto CA-237 W/E Calaveras Blvd toward Central Milpitas
- Continue to follow W/E Calaveras Blvd to CA-237 W
- Merge onto CA-237 W via the ramp on the left to Mountain View
- Take Exit 6 for Great America Parkway toward Lafayette Street
- Turn Right onto Great America Parkway
- Continue on America Center Drive
- At the traffic circle, continue straight to stay on America Center Drive
- Turn Left to 6201 America Center Drive (on right)

Parking

Flextronics has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flextronics Shareholders' Meeting."





www.flextronics.com

12K07/13 3610-AR-13 Printed in USA